Exhibit 1

INNOVATING FOR A BET TER WORLD INTEGRATED REPORT 2019

26 11 217 3 97 114 TABLE OF CONTENTS COMPANY OVERVIEW 3 CEMEX at a Glance 4 Letter to Stakeholders 6 Performance and Progress Highlights 9 HOW WE CREATE VALUE 11 Our Value Creation Model 12 Our Plan for Achieving Our Mission 13 Engaging Our Stakeholders 17 Our Contribution to the UN SDGs 23 OUR PERFORMANCE 26 Business Review 27 Our People 34 Delivering a Superior Customer Experience 47 Sustainable Communities 56 Responsible Suppliers 70 Our Commitment to the Planet 75 Risk Management 91 GOVERNANCE 97 Board of Directors 99 Board Committees 101 Executive Committee 102 Ethics and Compliance 105 Our Commitment to Respect Human Rights 109 RESULTS IN DETAIL 114 Financial Information 115 Non-Financial Information 207 ABOUT THIS REPORT 217 Scope and Boundaries 218 External Advisory Panel Members and Statement 220 Terms We Use 223 Investor, Media, and Sustainability Information 226 twitter.com/cemex facebook.com/cemex instagram.com/cemex youtube.com/cemex

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 3 Our mission is to create sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers around the world COMPANY OVERVIEW

Company Overview | How We Create Value | Our Performance | Governance | Results in Detail | About This Report | 2019 CEMEX INTEGRATED REPORT 4

CEMEX AT A GLANCE

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities around the world.

CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

CEMEX started doing business in 1906 and has grown from a local player to one of the top global companies in the industry. With over 40,000 employees worldwide, CEMEX is strategically positioned in the Americas, the Caribbean, Europe, Africa, the Middle East, and Asia.

Our purpose is to build a better future

OUR GLOBAL PRESENCE



USA
MEXICO
EUROPE
ASIA, MIDDLE EAST & AFRICA
SOUTH, CENTRAL AMERICA & THE CARIBBEAN

	MEXICO	USA	SCA&C	EUROPE	AME&A	OTHER*	TOTAL
EMPLOYEES	9,290	8,866	5,660	9,852	2,976	3,996	**40,640**
CEMENT AND GRINDING PLANTS	15	11	15	20	4	-	**65**
READY-MIX CONCRETE PLANTS	250	333	99	663	82	-	**1,427**
AGGREGATES QUARRIES	12	60	22	159	9	-	**262**

As of December 2019. *Includes Neoris and employees performing corporate functions in different locations.

+40.6 thousand employees

PEOPLE

65 cement and grinding plants

93 million tons installed production capacity

CEMENT

1,427 plants

50 million m³ annual sales volume

READY-MIX CONCRETE

262 quarries

135 million tons annual sales volume

AGGREGATES

279 land distribution centers

56 marine terminals

TERMINALS

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 5 OUR PORTFOLIO OFFERING A customer-centric, vertically integrated building materials company Our operations network produces, distributes, and markets cement, ready-mix concrete, aggregates, and related building materials, services, and solutions. We always strive to provide superior building solutions and a superior customer experience in the markets we serve. To this end, we tailor our products and services to suit our customers’ specific needs—from home construction, improvement, and renovation to agricultural, industrial, and marine/hydraulic applications. We are focused on three core businesses within the heavy building materials industry—cement, ready-mix concrete, and aggregates—which have enabled us to develop deep expertise, knowledge, and practices. Cement Ready-Mix Concrete Aggregates A binding agent, when mixed with aggregates and water, produces either ready-mix concrete or mortar OUR OFFER: High-quality cement such as Gray Ordinary Portland, White Portland, Masonry or Mortar, Oil-well, and Blended Cement in bags or in bulk, as well as clinker A combination of cement, aggregates, admixtures, and water OUR OFFER: Architectural and decorative, rapid setting, fiber-reinforced, fluid-fill, roller-compacted, self-consolidating, pervious, and antibacterial ready-mix concrete Obtained from land-based sources or by dredging marine deposits OUR OFFER: Crushed stone, manufactured sand, gravel, sand, and recycled concrete RELATED PRODUCTS We offer our customers with complementary products for their construction needs, including asphalt, concrete blocks, roof tiles, admixtures, blast furnace slag, fly ash, architectural products for different building or landscaping projects, pipes, and other pre-cast products SOLUTIONS AND SERVICES Our growing array of solutions enable us to serve our customers better—from our housing, paving, and Green Building consulting services to our Construrama cement distribution network and our training, financing, and technical support. BEYOND TRADITIONAL – OUR SUSTAINABLE CONSTRUCTION TECHNOLOGIES Notably, an important share of our portfolio offers performance characteristics beyond traditional options. This special category of our cement and ready-mix concrete solutions demonstrate unique sustainability attributes that include saving water and other resources, energy efficiency, resilience, and health and safety benefits. We work hard to not only develop innovative types of cement such as low-carbon solutions, but also produce them in a more sustainable manner, increasing alternative fuels and raw materials while reducing clinker content. DIGITAL SOLUTIONS Our customer-centric digital solutions, including CEMEX Go and other digital platforms, place the power to succeed in our customers’ hands. Urbanization Solutions Our urbanization solutions seek to replicate stand-alone businesses, leverage our core business, and offer a value proposition based on sustainability and connect to the broader city ecosystem. Addressing urbanization challenges, our high-quality, sustainable construction products and innovative building solutions aim to exceed our customers’ expectations and meet society’s growing needs. We participate throughout the entire construction value chain and selectively in complementary businesses that enable us to become closer to our customers.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 6 We announced or closed asset divestments of approximately US$1.7 billion 2019 was a complex year for both the global business environment and some of the main markets where we operate. To successfully navigate a challenging, changing worldwide macroeconomic, environmental, and geopolitical environment, we maintain a proactive approach to business aimed at constantly improving our performance, and above all, strengthening our ability to create greater value in the future. With this in mind, we have reinforced our commitment to health and safety, sustainability, and customer-centric innovation in order to transform our company to build a better world for all of our stakeholders. In the face of weaker market conditions in several of our operations, our net sales declined by 1%, reaching US$13.1 billion, while our operating EBITDA decreased by 10% to US$2.4 billion, both on a like-to-like basis. Nevertheless, we generated net income of US$143 million for the year. Moving forward, we will continue to focus on our pricing strategies, cost-reduction initiatives, and operating efficiencies to grow our EBITDA and expand our EBITDA margin. We made decisive and proactive advances under our ‘A Stronger CEMEX’ plan. We announced or closed asset divestments of approximately US$1.7 billion and have now reached our divestitures target. Our net debt was reduced by US$429 million for the year, and still have pending proceeds from asset divestments of more than US$900 million. We met our cost-reduction target for 2019, achieving US$170 million in savings from our different initiatives, and we delivered on our target to pay a US$150 million cash dividend. In addition, we repurchased US$50 million in CEMEX shares. We realize that our progress begins with our people and their safety. During 2019, we continued to reach a low level of employee lost-time injuries (LTIs) for the sector, and to make progress across most of our countries, with 96% of our operations achieving ZERO fatalities and LTIs. This provides both motivation and clear evidence that our ZERO4Life objective is becoming a reality across the vast majority of our sites. However, we still have much work to do to achieve this standard of performance everywhere. We cannot accept anything short of a perfect safety record. Every day, we strive to improve, to innovate, and to be recognized as the company within our industry that offers the best experience to our customers. To this end, we systematically measure our customer satisfaction through our Net Promoter Score. Utilizing this core metric, we are pleased to report that our global score improved by 14%, from 44 to 50. One of the key elements to achieving a superior customer experience is the advancement of our digital transformation. During 2019, we are proud to report that we successfully completed the deployment of our CEMEX Go digital platform throughout our targeted markets, setting the foundation for a higher standard of customer service in the global building materials industry. Now available in 21 countries, 90% of our company’s total recurring cement, readymix concrete, and aggregates customers are using CEMEX Go, conducting more than half of their purchases, or more than 45% of Rogelio Zambrano Chairman of the Board of Directors Fernando A. González Chief Executive Officer DEAR FELLOW STAKEHOLDERS :

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 7 our global sales, through this platform. Moving forward, we expect to continue evolving CEMEX Go to enhance our customers’ experience enabled by digital technology. To take advantage of advances in the digital economy, we continue to prospect and invest in new value propositions across the construction ecosystem through CEMEX Ventures, our venture capital unit. During 2019, CEMEX Ventures made significant steps, carrying out select investments in three promising startups, and integrating a very attractive portfolio within the construction ecosystem, currently comprised of 10 innovative companies. Beyond our digital transformation, we aim to drive our industry’s innovation by unlocking new value opportunities for our stakeholders. During 2019, we focused particularly on sustainable construction, climate change mitigation, and corporate social responsibility, while boosting our internal innovation and efficiency. Led by our Global R&D Group, our unique, dynamic By Design™ approach to portfolio innovation continues to set us apart. By prioritizing collaborative customer engagement, our portfolio of products and solutions increasingly results from our co-creation process, where we work together with our customers to deliver innovation at the right time for them. In this way, we create products that enable our clients to tackle society’s challenges—from building sustainable and resilient structures to preventing risks and minimizing the effects of natural disasters. Similarly, we closely cooperate with our suppliers to foster our continuous innovation and implement the most sustainable practices in our day-to-day operations. We recognize suppliers for their contribution to our business, by delivering profitable and innovative solutions and services to our company and our customers. We also make an extensive commitment to sustainability across our value chain by communicating, promoting, and evaluating our critical suppliers’ adoption of responsible business practices. We further extend our commitment to health and safety to our suppliers with access to our facilities—reinforcing our number one priority. Our commitment to sustainability is one of the fundamental pillars of our business strategy, because we know that it is essential to create lasting value. With the global move towards a 2030 Agenda, we recognize our responsibility to join the collective action to continue positively impacting the world. Building upon our commitment to the United Nations Sustainable Development Goals (SDGs), we have a set of ambitious sustainability targets with a 2030 vision that strengthens our commitment to building a better world and helps to alleviate some of the biggest challenges communities are facing today. Climate change represents one of the biggest challenges of our time, and its mitigation has been a priority for our company for many years. As a result of our efforts to date, we have reduced our net specific CO2 emissions by more than 22%, compared to our 1990 baseline; supplied 30% of our cement operations’ total electricity consumption from renewable sources of energy; and reached an alternative fuel substitution rate of 28%. However, we must do more. This is why we have defined a more ambitious Climate Action Strategy and established a new 2030 target to reduce our net specific CO2 emissions by 35% when compared to our 1990 baseline. This new target is aligned with the International Energy Agency’s roadmap to reducing CO2 emissions and what is expected from the cement industry to contribute to the Paris Agreement. We also believe that our end product, concrete, has a key role to play in the transition to a carbon-neutral economy, because it is an essential component in the development of climate-smart urban projects, sustainable buildings, and resilient infrastructure. Therefore, we have defined a long-term ambition to We have defined a long-term ambition to deliver NET-ZERO CO2 concrete globally by 2050 Our commitment to sustainability is one of the fundamental pillars of our business strategy

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 8 deliver net-zero CO2 concrete globally by 2050. This is expected to set us on a pathway of open innovation and collaboration to develop new technologies like carbon capture, utilization and storage, which may be essential for a carbon neutral world. As a founding member of the Global Cement and Concrete Association (GCCA), we actively promote the use of concrete as an essential material for sustainable construction. Together with 36 other member companies, we speak with a single voice on behalf of the cement and concrete industry to achieve responsible, sustainable leadership. Through our innovative Growing Platform of shared value programs, we continued to bring together our communities and local authorities to tackle critical social issues, from housing and unemployment to access to basic services. Notably, the new jobs created under this platform’s initiatives, together with the cost savings that result from access to affordable housing and services, directly reduced the proportion of people of all ages living in poverty. To date, through our various responsible business initiatives, we have positively impacted more than 17.6 million people around the world, generating shared value and contributing to the UN SDGs, particularly those related to climate action, life on land, sustainable cities and communities, industry, innovation and infrastructure, and decent work and economic growth. Furthermore, our Community Engagement Plans align our efforts around our operations with what is important from our communities’ perspective, fostering regular dialogue and building long-term relationships founded on trust. To date, 96% of our cement plants have established these plans in their communities. Moreover, through the CEMEX-Tec Award, we have built an ecosystem of 3,700 social innovators and projects from 74 countries. Furthermore, the youth development initiatives in which we participate have supported more than 45,000 young people since 2014, providing them with training in employability and entrepreneurial skills. The engine of our value generation is our people—our most valuable asset. Accordingly, we constantly and closely listen to our employees, continue to boost their professional development and commitment, and strengthen their business culture through our ethical principles and our values. As our industry evolves, our values and ethical standards serve as the pillars upon which we base our actions and achieve our strategic vision. Underscored by our robust Code of Ethics, we firmly believe that a strong culture of integrity is critical to achieving our sustainable growth, and we are firmly committed to conducting our business in compliance with applicable laws, rules, and regulations, and in accordance with high ethical standards. To remain at the forefront of our industry’s evolution, we are empowering innovation across our organization, guided by clear priorities and agile, transparent, and disciplined execution. Understanding that innovation is a core element of our DNA, we look to enable every one of our employees to not only provide innovative ideas, but also generate new value creation opportunities for our company. Beyond improving our core business, we look to ensure that transformational innovation is a core part of our culture—as we pursue our vision of building a better future for all of our stakeholders. While the global business environment remains challenging, at CEMEX we maintain our focus on the variables over which we can exercise control. Working together worldwide, we are building a stronger, more competitive, and more successful company— seeking to produce better results, and create greater value for all of our stakeholders. On behalf of CEMEX’s Board of Directors, our management team, and our employees, we thank you for the opportunity you give us, and for your confidence in CEMEX. Sincerely, ROGELIO ZAMBRANO FERNANDO A. GONZÁLEZ Chairman of the Board of Directors Chief Executive Officer

Company Overview | How We Create Value | Our Performance | Governance | Results in Detail | About This Report
2019 CEMEX INTEGRATED REPORT 9

PERFORMANCE AND PROGRESS HIGHLIGHTS

FINANCIAL HIGHLIGHTS

In millions of US dollars[1], except earnings (loss) per ADS

	2019	2018	%VAR.
Net sales	13,130	13,531	(3.0)
Operating earnings before other expenses, net	1,333	1,703	(21.7)
Operating EBITDA	2,378	2,685	(11.4)
Controlling interest net income (loss)	143	528	(73.0)
Controlling interest basic earnings (loss) per ADS[2]	0.12	0.37	(68.3)
Free cash flow after maintenance capital expenditures	695	793	(12.3)
Total assets	29,363	29,181	0.6
Total debt plus perpetual debentures	11,634	11,584	0.4
Total controlling stockholders' equity	9,321	9,481	(1.7)

Free cash flow after maintenance capital expenditures
(millions of US dollars)


15
881
16
1,685
17
1,290
18
793
19
695

Net sales and operating EBITDA
(millions of US dollars)


15
2,596
13,726
16
2,761
13,355
17
2,698
12,926
18
2,685
13,531
19
2,378
13,130

As of December 31, 2019

1. Under IFRS, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet items and the exchange rates at the end of each month for items in the income statement.

2. Based on an average of 1,526 and 1,543 million American Depositary Shares (ADSs) for 2019 and 2018, respectively.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 10 SUSTAINABILITY PERFORMANCE HIGHLIGHTS Our consumption of nonrecyclable waste from other industries was 31 TIMES the waste we sent for disposal 30% of power in cement supplied by renewable energy 96% of our operations had zero fatalities and injuries 28% ALTERNATIVE FUELS RATE highest in the past four years 97% of clinker produced with continuous monitoring of major emissions 22.4% REDUCTION in specific CO2 emissions vs. 1990 HEALTH & SAFETY CLIMATE CHANGE CLIMATE CHANGE CLIMATE CHANGE 32 EMPLOYEE NET PROMOTER SCORE EMPLOYEES +17.6 MILLION people positively impacted by social initiatives since 1998 COMMUNITIES 44% critical suppliers’ spend underwent sustainability assessment SUPPLIERS ENVIRONMENT ENVIRONMENT CIRCULAR ECONOMY CIRCULAR ECONOMY CIRCULAR ECONOMY CUSTOMERS CUSTOMERS 51 CEMENT SITES and selected aggregate operations have CEPs with stakeholder dialogues COMMUNITIES 93% of quarries with high biodiversity value implemented Biodiversity Action Plans +37,000 customers in 21 countries adopted CEMEX Go 50 NET PROMOTER SCORE 9.6% of alternative raw materials in cement production Recognized as climate leader CLIMATE CHANGE

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 11 We develop and deliver innovative, high-quality, sustainable construction products and building solutions that exceed our customers’ expectations and meet society’s growing needs HOW WE CREATE VALUE

Company Overview | How We Create Value | Our Performance | Governance | Results in Detail | About This Report | 2019 CEMEX INTEGRATED REPORT 12

OUR VALUE CREATION MODEL

Our mission is to create sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers around the world.

At CEMEX, we all share a common vision: to build a better future for our employees, our customers, shareholders, suppliers, and the communities in which we live and work. We come to work each day excited to develop and deliver high-quality, sustainable construction products and innovative building solutions that exceed our customers' expectations and meet society's growing needs.

Targeting our stakeholders' needs, since 2008 we have advanced our commitment to sustainability reporting by following the GRI standards and creating our materiality assessment. Our key priorities are: health and safety, customer experience and satisfaction, product quality and innovation, business ethics and transparency, and employee engagement and development, all of which play an important role in our company. By addressing these relevant topics, we highlight our sustainability efforts.

For further details on our materiality assessment process, please see the Stakeholder Engagement section.

WHAT we do

Our mission

Our mission is to create sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers around the world.

WHY Our reason for being

Our purpose

Building a better future

Our values

- Ensure safety
- Focus on customers
- Pursue excellence
- Work as One CEMEX
- Act with integrity

HOW we do business

Our strategic pillars

- People as our Nº1 asset
- Customer centricity
- Profitable markets
- Sustainability

Our operating model

- Core Functions
- Support Functions
- Transactional Functions

Corporate governance

- Board Mgmt.
- Ethics and Compliance
- Human Rights

WHO we share our value with / VALUE How we create value

Employees

- Provide a great workplace that helps employees grow
- Build skills and expertise
- Enable a strong sense of purpose

Customers

- Tailor our offerings to solve our clients' construction needs
- Make it easy to work with us
- Provide enhanced performance and reliablity

Shareholders & investors

- Grow revenue
- Reduce costs
- Optimize assets
- Keep a tight rein on risks

Communities

- Be a relevant engine of economic growth
- Build more capable, inclusive and resilient communities
- Reduce local air, water and waste impacts and conserve biodiversity

Suppliers

- Encourage creation of innovative solutions to reduce costs while promoting sustainable goods and services
- Be a reliable client throughout the value chain, adding a trustworthy reputation to the negotiation

GRI 102-42, GRI 102-46, GRI 102-47

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 13 OUR PLAN FOR ACHIEVING OUR MISSION Empowered by innovation, we seek to create value across all aspects of our business through our integrated strategy, operating, governance, and innovation model. Our integrated business strategy focuses on four strategic pillars. Individually, each pillar engages and impacts our business in very distinct ways. Collectively, they help us achieve our mission of creating value by building and managing a global portfolio of integrated cement, aggregates, ready-mix concrete, and related businesses. Value our people as our main competitive advantage We hire the best and consider that our team’s health, safety, and professional growth are top priorities. We develop leaders and encourage them to create new ways of thinking and acting, while assessing risks and opportunities. We foster an open dialogue in all of our interactions to align and achieve greater results. Help our customers succeed Our customers deal with important challenges daily. We must invest time in our relationships and listen closely to understand their needs. We work to help them succeed by delivering quality products, innovative solutions, and a superior customer experience. Pursue markets that offer long-term profitability We pursue markets where we can add value to our employees, customers, and shareholders. We focus on what we do best—cement, ready-mix concrete and aggregates. We venture beyond those core businesses when it is essential to better market our products. Ensure sustainability is fully embedded in our business We invest and innovate to become an industry leader in profitable, environmentally friendly, and sustainable operations. We provide products and solutions that contribute to more sustainable cities. We act responsibly in our operations, looking for a way to minimize our impact on the environment. We collaborate with local communities to empower them and contribute to their development. OUR P EOP L E OUR CUS TOMER S MARKETS WHERE SUS TA INA BI L I T Y WE OPERATE OUR FOUR STRATEGIC PILLARS

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 14 OUR OPERATING MODEL How we operate effectively and get things done We leverage our global knowledge and scale to establish best practices and common processes worldwide in order to operate more effectively and achieve the greatest value. We accomplish this through the CEMEX Operating Model in which every function—corporate, regional, and country (business unit)—is united toward a common objective. CORE FUNCTIONS While each of our regions and businesses are strong, we are even stronger when we share ideas and work together. Operating as One CEMEX, our Core Functions are those involved in the production, commercialization or transportation of our products; these areas leverage our knowhow worldwide to OUR VALUE CHAIN create a competitive advantage. At the core of our business, our business units seek to deliver the greatest value to our stakeholders and our company through local execution. Our business units are divided into five regions: Mexico, United States, South, Central America & the Caribbean (SCA&C), Europe, and Asia, Middle East and Africa (AME&A). SUPPORT FUNCTIONS Our support functions help to enhance value by defining and enforcing global policies and providing technical knowledge and specialized tools for continuous improvement. TRANSACTIONAL FUNCTIONS The goal of these functions is to maximize our process standardization and minimize our transactional cost of doing business. Our Operating Model consists of four integrated building blocks: In our Operating Model every function is united toward a common objective

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 15 Further digitize our customers’ experience, while supporting our operations to improve our NPS, deliver cost savings, and increase our revenues Empower innovation with clear priorities and agile, transparent, and disciplined execution, through our employees and suppliers Prospect and invest in new value propositions across the construction ecosystem DIGITAL TRANSFORMATION NEW BUSINESS MODELS INNOVATION INNOVATION STRATEGIC PILLARS For more information about CEMEX Go, please refer to page 48 of this report. For more information about CEMEX Ventures, please refer to page 32 of this report. OUR CEMEX INNOVATION MODEL How we empower innovation across our company and our industry At CEMEX, we have earned industry recognition for our innovative leadership in production efficiency, sustainability, and value-added solutions, among other areas. Nonetheless, we live and work in a challenging and dynamic world, where new technologies, new business models, and new regulations transform and impact entire industries. Accordingly, over the past three years, we have embarked on a customer-centric digital transformation of our company and our industry. Our goal is to actively drive the innovation of our industry by unlocking new value opportunities for our current and potential customers while boosting our internal innovation and efficiency. In pursuit of this goal, in 2019, we launched our Smart Innovation Model to focus and empower innovation across our organization and our industry. This model adds up to our CEMEX Go digital transformation platform and our CEMEX Ventures’ open innovation and corporate venture capital unit. Smart Innovation Process: Harnessing Our Company’s DNA Building on the momentum of our rollout of CEMEX Go and our launch of CEMEX Ventures, we aim to further empower innovation across our organization—guided by clear priorities and agile, transparent, and disciplined execution. Understanding that innovation is a core element of our collective DNA, our Smart Innovation process works to enable employees to provide ideas that may become innovative projects, and optimally, create new value opportunities for our company in the future. As part of our growth and customer centricity strategy, we look to inspire collective concepts and dedicate resources to develop and explore disruptive, transformational ideas, aiming to participate anywhere across the construction value chain. In addition to continuing to improve our core business, we seek to ensure that disruptive and transformational innovation is not only a top priority, but also is a core part of our culture—taking our company to heights that we have never seen before. Through a clear strategy and an extensive understanding of our priority actors and innovation domains, we identified those areas where we must innovate—reflected in our innovation map. While we consider all areas of innovation, our innovation map prioritizes those that: DEVELOP SUPPLY CHAIN SOLUTIONS supported by digital technology to source construction materials to builders, distributors, and industrial manufacturers PROMOTE THE USE OF NEW/BETTER CONSTRUCTION PROCESSES supported by better materials that comply with sustainability credentials HELP BUILDERS TO BE MORE EFFICIENT at jobsites

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 16 Our Smart Innovation process is supported not only through continuous improvements across our operations, but also by filtering and designing global solutions. Subject matter experts lead the development of projects within their areas of expertise and those projects that fall within their specific domain. Delivering Innovative Solutions to Building A Better Future We are strongly committed to continuing investing in Research and Development (R&D) seeking to deliver innovative solutions and drive a business model that benefits both the environment and society and we intend to continue to promote and encourage the use of sustainable products among our clients—from developers and architects to governments—by investing in technical capacity building that generates the foundations for eco-friendly decision making and enables the built environment to transition towards the use of lasting and sustainable products. CEMEX INNOVATION CHALLENGE: INSPIRING INNOVATION On 2019, we launched our global Smart Innovation Challenge, working as One CEMEX to boost employee and supplier participation in our search for disruptive, transformative innovation—not only in our core business, but also throughout our industry’s entire value chain. In our 2019 Smart Innovation Challenge, we received more than 1,250 ideas from employees and suppliers across each of our regions. From this extensive pool of ideas, a diverse group of CEMEX experts identified 120 ideas with high innovation potential for possible testing or execution. The first milestone in our Smart Innovation process, our global Challenge recognized 10 finalists from our five regions for their creativity, skill, and conviction, together with our overall winner. 120 highly innovative and feasible ideas were identified through the CEMEX Smart Innovation Challenge Concrete is expected to play a fundamental role in the required transformation of the built environment to mitigate climate change. More importantly, we believe that innovation is key to achieve rapid and impactful mitigation of the effects of climate change. Led by CEMEX Global R&D and CEMEX Ventures, our company is advancing cutting-edge research and developing a wide range of technologies and construction solutions that are contributing to the mitigation of CO2 emissions, enhancement of energy efficiency of buildings, improvement of resilience, intensification of long-lasting structures and the maximization of resources by circulating products, components, and materials used at the highest possible levels at all times. Our portfolio of concrete technologies, construction solutions and global brands offers lightness, porosity, resistance, ductility and a number of other unique features that fulfill the increasingly demanding performance requirements of sustainable buildings, structures and cities. Importantly, we expect to continue to improve our customers’ experience and internal efficiency through digital and supply change solutions and to create sustainable materials led by Global Research & Development (R&D). For more information about Global R&D, please refer to page 50 of this report.

Company Overview | How We Create Value | Our Performance | Governance | Results in Detail | About This Report
2019 CEMEX INTEGRATED REPORT 17

ENGAGING OUR STAKEHOLDERS

Working with a diverse group of stakeholders—listening to their concerns and managing our relations in a proactive and fruitful way—is crucial to understanding our ecosystem and maximizing our positive impact on the places in which we operate.

To set our business priorities, we incorporate stakeholder inputs, company insights, sector initiatives, peer reviews, and global trends. This helps us to identify the most important issues for our company and our stakeholders, making it easier to not only define risks, opportunities, and KPIs, but also to report and set strategic targets.

To identify those issues that are most important, we periodically conduct a Materiality Assessment

WHAT OUR STAKEHOLDERS CONSIDER IMPORTANT

Understanding, acknowledging, and listening to the concerns of our stakeholders enables us to understand what they consider important, while maintaining our mindset of continuous improvement across our internal processes and strategic business priorities. This process also provides us with essential direction to focus our proactive engagement strategies in order to capture material business opportunities, reduce our operations' risk, and deliver shared value to our communities.


CEMEX

To identify those issues that are most important to our company and our stakeholders, we conduct a Materiality Assessment, which helps us to prioritize our efforts and minimize any gaps in our business strategy by demonstrating the significance of economic, environmental, social, and governance issues. Developed according to the Global Reporting Initiative (GRI) framework, this analysis is best expressed in our Materiality Matrix displayed in the next page.

Through a four-stage process, we identify the most relevant material issues that influence our stakeholders' assessment and decisions; define and carry out a worldwide survey across our operations based on the previously identified material issues; classify and prioritize the selected material issues according to their frequency and plot them on our materiality matrix; and based on our stakeholders' prioritization, we select the material issues that most concern them and directly impact our business.

We have classified the material issues into three categories: high, higher, and highest materiality. This report focuses on them and reflects our top priorities based on our comprehensive stakeholder consultation.

GRI 102-40, GRI 102-43, GRI 102-44, GRI 102-46, GRI 102-47, SASB: EM-CM-160a.1

Company Overview | How We Create Value | Our Performance | Governance | Results in Detail | About This Report
2019 CEMEX INTEGRATED REPORT 18

MATERIALITY MATRIX

● ECONOMIC ● SOCIAL ● ENVIRONMENTAL ● GOVERNANCE


STAKEHOLDER CONCERN
IMPACT ON CEMEX
HIGHEST MATERIALITY
HIGHER MATERIALITY
HIGH MATERIALITY
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23

1 Customer Experience and Satisfaction
2 Health and Safety
3 Product Quality and Innovation
4 Business Ethics and Transparency
5 Employee Engagement and Development
6 Growth in Existing Markets and Countries
7 Return on Capital Employed
8 Environmental and Air Emissions Management
9 Transport and Logistics Optimization
10 Local Community Development
11 Products and Solutions for Sustainable Construction
12 CO_2 Management Strategy
13 Direct Economic Impact on Stakeholders
14 Energy Sourcing, Efficiency and Cost
15 Materials Recycling and Circular Economy
16 Biodiversity Preservation
17 Supplier Management
18 Public Affairs and Stakeholder Engagement
19 Water Management
20 Corporate Governance
21 Waste Management
22 Risk Management
23 Human Rights

MATERIALITY ASSESSMENT STAGES


1
2
3
4
IDENTIFICATION of relevant topics for survey
DEFINITION and participation of target audiences
PRIORITIZATION of material issues
RESULTS and materiality matrix

HOW WE ENGAGE WITH OUR STAKEHOLDERS

Across the countries where we operate, we develop and invest in strategic relations through open dialogues with key stakeholders that enable us to collectively accelerate change toward an inclusive and proactive external advocacy agenda. By becoming enablers of innovative dialogue platforms with our stakeholders, we look to achieve transformational change.

We use tailor-made activities to interact with each one of them, depending on our line of business operating in a given location. Our stakeholders include our people, investors, customers, suppliers, governments, regulators, and other businesses through trade associations, academia, local communities, and NGOs. We grow through strategic engagement and building partnerships with this wide range of stakeholders, some who participate directly in our value chain, while others are partners in the development of a shared value ecosystem where we operate.

Through our Stakeholder Engagement Policy, we define the framework that we use when deploying our proactive stakeholder engagement strategy. Along with this policy, our Code of Ethics defines the corporate principles for our engagement with external audiences. Among other principles, we are committed to conduct our business relations with honesty, respect, and integrity. These two tools shape our overall strategy.



GRI 102-40, GRI 102-43, GRI 102-44, GRI 102-46, GRI 102-47, SASB: EM-CM-160a.1

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 19 Our People Our more than 40,000 employees—who come from rich and diverse backgrounds—are our competitive advantage and the reason for our success. We take great pride in hiring the best and brightest people, supporting them with a safe, healthy, and inclusive work environment, and providing them with opportunities for growth and development. We continuously communicate and listen to our employees through a multi-channel approach consisting of, but not limited to, global surveys, ethics hotlines, as well as global and local newsletters. For more on Our People, please see pages 34-46 of this report. Communities With the goal of enhancing our stakeholder experience with our neighboring communities, we encourage formal stakeholder dialogues, which are key to revise expectations, review progress, and continue monitoring our achievement of agreed plans. Regular and formal dialogues with our stakeholders have proven key to building mutual trust between our company and our surrounding communities. By understanding their expectations and analyzing our material themes, we can take action together. For more on Sustainable Communities, please see pages 56-69 of this report. Customers Our core strategic goal is to become the most customer-centric company in our industry. We place our customers at the center of everything we do. By listening to their needs and understanding their challenges, we always aim to surpass our customers’ expectations. With this in mind, we work to become our customers’ partner of choice by conducting our business fairly, professionally, and with integrity. For more on Our Customers, please see pages 47-55 of this report. Shareholders and Investors Our commitment to deliver value to our investors rests on a clear recognition that, as a public company, we are stewards of other people’s money. Consequently, we embark on a robust investor engagement strategy to foster a clear understanding not only of our company’s financial position, performance, business perspectives, and risks, but also of our management and corporate environmental, social, and governance (ESG) practices. For more on our business performance, please see pages 26-33 of this report. Suppliers Under our worldwide Procurement Model, we aim to build strong relationships across our network of suppliers as we acquire the quality goods and services our company needs to succeed. We continually work to engage and align our suppliers with our core values, aiming to ensure that our suppliers’ comply with our Code of Ethics and Suppliers Code Of Conduct When Doing Business With Us. When managing and selecting our business partners, we offer equal opportunities to bid on and win contracts, following strict competitive pricing, quality, experience, and service criteria while adhering to sustainable practices. For more on Our Suppliers, please see pages 70-74 of this report. We place our customers at the center of everything we do GRI 102-40, GRI 102-43

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 20 NGOs and Academic Institutions We build innovative collaboration platforms through which we can find common ground between entities. To this end, we foster global partnerships in collaboration with NGOs and other stakeholders who share our vision of building a better future. Our global partnerships are fundamental to the way we deliver value and improve the quality of people’s lives. We leverage the knowledge and experience we gain from our collaborative programs with NGOs and leading academic institutions. We invest in research and development (R&D) to drive our adaptive and inclusive business model that benefits both the environment and society. Additionally, we are committed to scientific research that enhances our understanding of how our products can benefit and improve their environmental, societal, and economic impact. Moreover, we are active participants in global initiatives led by the World Economic Forum, the United Nations, and the World Business Council for Sustainable Development, among other internationally recognized institutions. Through open dialogue, we share best practices, accelerate change, and ensure we are contributing our utmost to a sustainable future. Governments and Policy Makers We cooperate and engage with governments, regulators, and legislators— both directly and through business associations—responsible for regulating and defining relevant industry policy for our company. We actively participate in global and national industry policy discussions covering issues related to Climate Change, Sustainable Infrastructure, Innovation & Digital Transformation, Operational Efficiency, Health & Safety, Circular Economy, Alternative Fuels, and Waste Management Frameworks, among others. We conduct our business and relations with government entities in a manner consistent with our values, our Code of Ethics, polices, and the law. Business Associations We actively participate in different business associations at regional, national, and local levels to develop partnerships, provide a voice, and within the sector, promote our core cement, ready-mix concrete, and aggregates businesses. We leverage on our global presence to share operational best practices across our industry. Our participation in these business associations is done in compliance with the values promoted in our Code of Ethics, policies, and the law. We enjoy a long history of contributing our best practices through our work with the Cement Sustainable Initiative (CSI), absorbed in 2019 by the Global Cement and Concrete Association (GCCA). As a founding member of the GCCA, we actively promote the use of concrete as an essential material for sustainable construction. Together with 36 other member companies, we speak with a single voice on behalf of the cement and concrete industry to achieve responsible, sustainable leadership. At a national level, 19 of our 21 business units enjoy leading roles on different cement, concrete, and aggregates associations in which we participate. During 2019, executives from CEMEX served as chairmen of 10 national associations. Our active participation in these associations gives us crucial influence to push, along with other companies, fundamental topics for our sector such as sustainability practices, health and safety standards, and alternative fuels, among others. MAIN CEMENT AND CONCRETE ASSOCIATIONS GLOBAL Global Cement and Concrete Association (GCCA) REGIONAL European Cement Association (CEMBUREAU) – Europe European Ready Mixed Concrete Organization (ERMCO) – Europe European Aggregates Association (UEPG) – Europe Inter-American Cement Federation (FICEM) – LATAM NATIONAL National Chamber of Cement (CANACEM) – Mexico Portland Cement Association (PCA) – USA National Ready Mixed Concrete Association (NRMCA) – USA American Concrete Pavement Association (ACPA) – USA Cement Manufacturers’ Association of the Philippines (CEMAP) – Philippines OFICEMEN (Agrupación de Fabricantes de Cemento de España)—Spain Other national associations GRI 102-40, GRI 102-43

Company Overview | How We Create Value | Our Performance | Governance | Results in Detail | About This Report | 2019 CEMEX INTEGRATED REPORT 21

COMMUNICATION MECHANISMS WITH OUR STAKEHOLDERS

We broadly outline the key concerns brought up by our materiality assessment and how we engage with our most important external stakeholders below.

STAKEHOLDERS	KEY CONCERNS	ENGAGEMENT CHANNELS AND FREQUENCY	OUTCOMES
OUR PEOPLE	• Health and safety • Employee experience and engagement • Diversity and Inclusion • Training and development • Career path and growth	• ETHOSLine 24/7 • Biannual ethics and compliance campaigns • Biannual engagement survey • Monthly global newsletter • Local HR teams on a daily basis and HR process platforms 24/7 • Open dialogues and meetings with leaders	• Understanding of our employees' needs • Talent management strategy • Ethics case reports for investigation • Learning strategy • Safety workplace environment
CUSTOMERS	• Customer engagement and satisfaction • Company's economic performance in the mid and long term • Quality products, services, and solutions • Sustainability management practices	• Ongoing relationship management through sales representatives • Digital platforms • Annual commercial events • Customer satisfaction surveys • Customer service centers and helplines • Net Promoter Score (NPS)	• Customer centricity strategy • Clear understanding of our customers' needs and concerns
ANALYSTS, INVESTORS, SHAREHOLDERS	• Company's economic performance in mid and long term • Corporate Governance • Environmental, Social, and Governance (ESG) disclosure and performance	• Regular meetings, webcasts, and conference calls • Quarterly financial updates and guidance • Annual integrated report, annual reports, and mandatory filings • Ongoing website updates and press releases • Annual CEMEX Day investor event	• Understanding of CEMEX financial position, performance, business perspectives, and risks • Understanding of management and corporate ESG practices
ACADEMIC INSTITUTIONS & NGOs	• Communities and regions development • Collaboration on applied research projects • Student engagement • Employee development and awareness of global trends • Innovation efforts	• Yearly collaborative research portfolio • Biweekly "lighthouses" talks • Quarterly whitepapers • Yearly best practices and methodologies playbooks • Annual event to share the project's outcomes • "Hackathons" co-organized with Universities	• Develop knowledge and solutions through collaborative projects • Build strategic partnerships with top universities • Employee awareness of global trends • Attract new talent for CEMEX
COMMUNITIES	• Education and capability development for employability • Sustainable and resilient infrastructure and mobility • Social and environmental innovation and entrepreneurship • Culture of environmental protection, health and safety • Respect for Human Rights • Accountability and transparent communication • Local employment opportunities • Economic empowerment for women in communities	• Ongoing dialogues with communities • Ongoing community panels, sessions, and meetings • Annual open house days at operating sites • Ongoing educational programs and training • Participation in local career events • Development of community infrastructure, volunteering, and social investment initiatives • Co-creation of inclusive business programs • Development of entrepreneurial capacities for community members • Annual call for CEMEX-Tec Award entries	• Creation of social and inclusive businesses • Increased participation of women in local economy • Reduction of not in employment or education youth • Improvement to community infrastructure and well-being • Development of learning opportunities • Open communication and feedback • Community transformation • Economic growth in the community • Acceleration and scaling of social enterprises
SUPPLIERS	• Health and safety • Company's economic performance in the mid and long term • Fair business conditions • Sustainability management practices	• Daily procurement interactions • Ongoing capacity building programs • Supplier sustainability guidance	• CEMEX Supplier Sustainability Program • Inclusion of human rights, labor, antitrust, and sustainability clauses in our contracts and purchase orders • Promotion of local suppliers
GOVERNMENTS AND POLICY MAKERS	• Environmental impact mitigation and management • Company's economic performance in the mid and long term • Health and safety • Climate change and CO_2 emissions policy • Infrastructure and housing solutions • Local employment opportunities	• Annual integrated report and conservation books • Ongoing public policy discussions • Long-term partnerships • Working groups • Periodic plant visits • Events and conferences	• Collaboration and communication with governments and regulatory bodies • Successful adaptations to new local, national, and regional regulations • Creation of joint initiatives that require a multidisciplinary approach such as ARISE
BUSINESS ASSOCIATIONS	• Active engagement and guidance	• Periodic meetings • Annual conferences • Ongoing working groups • Ongoing research studies	• Development of coordinated initiatives with trade associations • Best practices sharing

GRI 102-40, GRI 102-42, GRI 102-43, GRI 102-44

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 22 We work closely with several partners to protect the environment and biodiversity of the countries in which we operate by engaging in fruitful partnerships with global, national, and local organizations. For more than two decades, we have actively spread a culture of appreciation and respect for nature among our company, our stakeholders, and the global community. We have been honored to work with over 25 conservation NGOs in the past 26 years. At a global level, we cooperate closely with UNESCO, Wild Foundation, Birdlife International, Wildlife Habitat Council (WHC), Conservation International, and the International Union for Conservation of Nature (IUCN). These projects have led to a series of conservation and nature books that have proved widely successful. We aim to embed a growth mindset in our employees and to position learning as a high-impact catalyst for our business’ growth and transformation. We leverage the knowledge and expertise of thought partners from varied perspectives such as consulting, research institutions, universities, and technology partners. Some of the most relevant partners with which we collaborate include Deloitte Consulting, McKinsey & Company, IBM, ExperiencePoint, MIT Center for Information Systems, MIT Sloan School of Management, Cambridge University-Cambridge Service Alliance, Harvard Business Publishing, Degreed, NovoEd, London School of Economics, Ecole Polytechnique Fédéral de Lausanne (EPFL), and Tec de Monterrey. These collaborative partnerships enable the design, development, and delivery of relevant learning experiences aligned with our company’s strategic capabilities and emerging practices. By collaborating in responsible business processes, we can achieve better results through the co-creation of value for society. Our more than 500 partnerships and strategic alliances worldwide have proven a key success factor in multiplying our positive impact on society and in the creation of sustainable communities. These collaborative alliances have facilitated joint projects, best practices documentation, and pilots of socially innovative solutions throughout different lines of action: resiliency, environment, education, social integration, health, women’s economic empowerment in the communities, development of employability capabilities for youth and people in vulnerable situations in the communities, inclusive businesses, affordable housing, volunteering, and CEMEX Foundation activities. ENVIRONMENT AND BIODIVERSITY PARTNERS KNOWLEDGE AND INNOVATION PARTNERS SHARED VALUE PARTNERS Collaboration is crucial to our contribution to UN SDG 17 GRI 102-40, GRI 102-43 OUR PARTNERSHIPS Consistent with our commitment to work as One CEMEX, collaboration across external and internal boundaries is crucial to our contribution to UN SDG 17. Our global partnerships are a key success factor in the meaningful role we play to positively impact society through our collaborative efforts and our ability to transform societal challenges into business opportunities that generate positive, sustainable long-lasting impact.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 23 OUR CONTRIBUTION TO THE UN SUSTAINABLE DEVELOPMENT GOALS The SDGs represent business opportunities for CEMEX and contribute to the United Nations’ 2030 Agenda. Our sustainability goals are aligned to the five priority SDGs for our company, and are designed to enhance CEMEX’s economic, environmental, social and governance pillars and contribute to achieve a better and more sustainable future for all. As a leading building materials company, we recognize and embrace our responsibility in the development of sustainable cities and the generation of shared value among communities. As part of this purpose, we collaborate very closely with field experts, authorities, customers, suppliers, NGOs, and other stakeholders so our products and solutions not only address all of our customers’ construction needs efficiently and effectively, but also accomplish those needs in the most sustainable way. OUR APPROACH TO THE UN SDGs Building upon our commitment to the United Nations Sustainable Development Goals (SDGs), in collaboration with a multidisciplinary group within CEMEX, we connected stakeholders’ objectives, risks, and financial and non-financial indicators to set our five priority SDGs upon which we can contribute even further to achieving the United Nations’ established 2030 goals. Our five priority SDGs are directly related to our company’s business and represent our greatest opportunities to contribute further to the United Nations’ established 2030 global goals. These five goals are focused on the promotion of decent employment and economic growth (SDG 8); innovation and infrastructure development (SDG 9); climate change mitigation (SDG 13); environmental and ecosystem conservation (SDG 15); and the advancement of sustainable cities and communities (SDG 11). We devised internal output indicators in order to keep track of our contribution to selected targets. In 2019, we selected our main actions and programs, and we are currently working to unify them in order to further increase our SDG contribution. GRI 102-46, GRI 102-47 OUR FIVE PRIORITY SDGs

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 24 COLLABORATING AND SHARING BEST PRACTICES WITH UN INITIATIVES CEMEX is a member of the United Nations Global Council for Disaster Risk Reduction. In 2019, we led the ARISE Mexico Forum: Resilience for all. During the forum, we promoted resiliency through disaster risk management within companies to generate value for society. We further protect integrity and wellbeing by integrating disaster prevention through appropriate training, policies, and infrastructure involving our employees, communities, national and local governments, academia, civil society organizations, and multilateral organizations. We continue to lead the UN Global Compact (UNGC) in Mexico, inspiring and motivating business leaders to join this initiative and promote inclusive prosperity and sustainable development. In 2019, through our role in the UNGC network in Mexico, we led the signing of a collaboration agreement between the government of Mexico, the private sector, represented by the Business Coordinating Council (CCE), and the local Global Compact Network in Mexico. This agreement aims for every company, regardless of size, to align their actions with the joint effort of reaching the UN SDGs by 2030. We also led Making Global Goals Local Business – Mexico, where over 800 participants shared best practices to collaborate and play a more active role in the achievement of the 2030 goals. OUR 2030 SUSTAINABILITY TARGETS With the world moving towards a 2030 Agenda, we recognize our responsibility to join the collective action to continue positively impacting the world. International milestones—from the Paris Agreement on Climate Change and more stringent phases for carbon-regulated markets to the UN SDGs— continue to set the pace for urgent action from governments, the private sector, and civil society. With this in mind, aligned with our Materiality Matrix, we defined a set of ambitions with a 2030 vision that strengthens our commitment to building a better world and helping to alleviate some of the biggest challenges communities are facing today. Our sustainability goals are designed to continue to enhance CEMEX environmental, social, and economic performance and contribute to achieve a better and more sustainable future for all. These 2030 goals have a direct impact in our CEO’s and Senior Management’s variable compensation, which establish an immediate goal linked to an annual objective according to the progress of the main sustainability KPIs. The Rationale Behind our Ambitions We conceive sustainability as the only safe way to do business. This implies managing risks and opportunities and coordinating environmental, social, and financial demands relying on a solid governance framework. Sustainability is embedded in CEMEX’s strategy, and thus, it is linked to all functions across our business lines. We defined our 2030 Sustainability Ambitions through a collaborative approach with representatives from all countries and regions, leveraging our top management perspective with a bottom-up approach to define our commitments with all of our business units accountable for contributing to the global goals’ achievement. Some of the key inputs that fed our internal discussions and analysis to define these 2030 objectives include the 2030 Agenda based on the UN Sustainable Development Goals, the Paris Agreement on Climate Change, milestones in carbon regulated markets, WBCSD-IEA Low-Carbon Transition in the Cement Industry Roadmap, our Materiality Matrix, as well as global trends, risks, challenges, and opportunities. To know more about our 2030 Sustainability Plan please visit our webpage https://www.cemex.com/sustainability/overview GRI 102-46, GRI 102-47

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 25 GRI 102-46, GRI 102-47 1 In 2019 we updated our Water Stress Assessment. During 2020 we expect to implement water management plans 2 Former KPI evolved to eNPS methodology FOCUS AREA KPI 2019 2030 TARGET LINK TO PRIORITY SDGs HEALTH AND SAFETY Employee fatalities (No.) 1 0 8, 9 AND 11 Employee Lost Time Injuries (No.) 50 0 8, 9 AND 11 SUSTAINABLE CONSTRUCTION Annual sales from cement and ready-mix concrete products with outstanding sustainable attributes (%) 48 ≥50 9, 11, 13 AND 15 CIRCULAR ECONOMY Total consumption of waste-derived sources from other industries (million ton) 13.4 19 8, 9, 11, 13 AND 15 CLIMATE CHANGE Reduction of net CO2 emissions per cementitious product vs. 1990 aligned with the International Energy Agency’s roadmap to reducing CO2 emissions (%) 22.4 35 9, 11, 13 AND 15 Power consumption from renewable energy in cement (%) 30 40 9, 11, 13 AND 15 AIR EMISSIONS Reduction of dust emissions per ton of clinker vs. 2005 (%) 88 95 11 AND 15 Reduction of NOx emissions per ton of clinker vs. 2005 (%) 47 47 11 AND 15 Reduction of SOx emissions per ton of clinker vs. 2005 (%) 58 67 11 AND 15 BIODIVERSITY AND WATER Quarry rehabilitation plans, Biodiversity Action Plans (BAPs), and third party certification (% from target quarries) 72 100 11, 13 AND 15 Implementation of Water Management Plans in sites located on water-scarce areas (%) 1 100 8, 9, 11 AND 15 COMMUNITIES Community engagement plans with formal stakeholder dialogues and committees in all priority sites (%) 96 100 8, 9 AND 11 Community partners (i.e., individuals positively impacted from our social initiatives) (million people) 17.6 30 8, 9, 11, 13 AND 15 EMPLOYEE EXPERIENCE Employee Net Promoter Score (eNPS) 2 32 ≥32 8 AND 9 Implementation of key diversity and inclusion initiatives in our business units (%) 66 100 8 AND 9 CUSTOMER CENTRICITY Net Promoter Score (NPS) 50 60 8, 9 AND 11 SUPPLIERS Sustainability assessment executed by an independent party for our critical suppliers (% spend) 44 80 8, 9, 11, 13 AND 15 ETHICS AND COMPLIANCE Implementation of Ethics and Compliance Continuous Improvement Program (%) 87 100 8 AND 9

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 26 OUR PERFORMANCE We continuously innovate to become an industry leader in profitable, environmentally friendly, and sustainable operations

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 27 BUSINESS REVIEW LOW-COST SOURCING INITIATIVE In 2019, we continued to focus on cost-reduction opportunities to further improve our profitability, obtain higher returns, and deliver more value to our shareholders. Started in late 2017, our low-cost sourcing initiative intends to reduce our operations’ cost— while always assuring quality and timely delivery—by buying goods and equipment from China, India, Mexico, Egypt, Turkey, and Eastern Europe, among others. Our low-cost sourcing initiative plays a fundamental part in our “A Stronger CEMEX” plan. This three-year initiative is expected to generate total savings of US$180 million according to current parameters, with approximately half of these savings impacting EBITDA and the rest impacting free cash flow since they are related to CAPEX. Under this initiative, our targeted savings for 2020 are approximately US$50 million of which around US$18 million is expected to impact EBITDA and the rest is expected to impact free cash flow or CAPEX. To capture these savings, we work as one CEMEX to leverage our positive low-cost sourcing experiences among the countries. All of these actions, taken together, aim to help position CEMEX to be a stronger competitor and global leader in the heavy building materials industry A STRONGER CEMEX We are well advanced in meeting the targets of our Stronger CEMEX plan. To fortify our company’s position as a leading global heavy building materials company, accelerate our path to investment grade, and enhance our total shareholder return, in mid 2018, we embarked on our strategic “A Stronger CEMEX” plan to streamline and reposition our portfolio to maximize our company’s profitable growth. As of December, 31, 2019, this plan is already well advanced: FIRST, we have now achieved our asset divestment target. We have closed or announced asset sales of approximately US$1.7 billion at attractive multiples of about 12 times on average. We expect to continue our portfolio-rebalancing efforts. SECOND, we met our cost-reduction target for 2019, achieving US$170 million in savings from various initiatives, including operating expenses, low-cost sourcing, energy, operations, and supply chain. THIRD, we have reduced our total debt plus perpetual notes by close to US$1.0 billion on a pro forma basis assuming the payment of our 2020 convertible notes using a portion of the cash balance as of the end of 2019. We continue to focus on meeting our debt reduction goal of US$3.5 billion. FOURTH, we delivered on our target to pay a US$150 million cash dividend in 2019. In addition, we have repurchased US$125 million in CEMEX shares between 2018 and 2019. We do not intend to pay dividends in 2020, as we intend to use our free cash flow mainly for debt reduction.

Company Overview | How We Create Value | Our Performance | Governance | Results in Detail | About This Report
2019 CEMEX INTEGRATED REPORT 28

CONSOLIDATED RESULTS

Following is a review of operational results and the financial condition of the company.

CONSOLIDATED NET SALES decreased 3% to US$13.1 billion in 2019. On a like-to-like basis for our ongoing operations and adjusting for foreign exchange fluctuations, consolidated net sales declined 1% for the year. Higher local-currency prices for our products in all of our regions were more than offset by lower volumes in almost all of our regions.

COST OF SALES AS A PERCENTAGE OF NET SALES increased 1.8 percentage points, from 65.4% in 2018 to 67.2% in 2019. The increase was driven mainly by regional and product mix, higher raw materials and freight costs, as well as higher volumes of purchased cement, partially offset by lower energy costs.

OPERATING EXPENSES AS A PERCENTAGE OF NET SALES increased 0.6 percentage points, from 22.0% in 2018 to 22.6% in 2019. The increase reflected higher selling expenses.

OPERATING EBITDA decreased 11% to US$2.4 billion in 2019. On a like-to-like basis, operating EBITDA decreased 10% for the year. A higher contribution from our European region was more than offset by declines in the rest of our regions.

OPERATING EBITDA MARGIN decreased 1.7 percentage points, from 19.8% in 2018 to 18.1% in 2019.



Free cash flow after maintenance capital expenditures
(millions of US dollars)


15
881
16
1,685
17
1,290
18
793
19
695

Net sales and operating EBITDA
(millions of US dollars)


15
2,596
13,726
16
2,761
13,355
17
2,698
12,926
18
2,685
13,531
19
2,378
13,130

We reported a **GAIN ON FINANCIAL INSTRUMENTS** of US$376 thousand in 2019, resulting mainly from our derivatives related to GCC shares.

OTHER EXPENSES, NET, for the year were US$347 million in 2019, including results from sale of assets, impairment of fixed assets, severance payments and others.

We reported a **CONTROLLING INTEREST NET INCOME** of US$143 million in 2019 versus a net income of US$528 million in 2018. The lower net income primarily reflects lower operating earnings, lower gain from financial instruments, a negative variation in foreign exchange fluctuations, and higher other expenses, net, partially offset by a positive variation in discontinued operations, lower income tax, and lower financial expenses.

NET DEBT PLUS PERPETUAL NOTES declined US$429 million to US$10.8 billion at the end of 2019.

Our net debt plus perpetual notes declined US$429 million to US$10.8 billion at the end of 2019

Company Overview | How We Create Value | Our Performance | Governance | Results in Detail | About This Report
2019 CEMEX INTEGRATED REPORT 29

GLOBAL REVIEW OF OPERATIONS

GLOBAL OPERATIONS

millions of US dollars as of December 31, 2019

	MEXICO	USA	EUROPE[1]	SCA&C[2]	AME&A[3]	OTHER[4]	TOTAL
NET SALES	2,897	3,780	3,048	1,689	1,404	312	**13,130**
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET	810	237	188	287	133	(322)	**1,333**
OPERATING EBITDA	969	629	416	385	216	(237)	**2,378**
ASSETS[5]	3,910	14,354	5,221	2,640	1,723	1,514	**29,363**

CAPACITY PER REGION

as of December 31, 2019


USA
15.7
11
333
60
42
11
MEXICO
26.4
15
250
12
95
8
SCA&C²
13.9
15
99
22
45
13
EUROPE¹
24.8
20
663
159
74
19
AME&A³
12.3
4
82
9
23
5
TOTAL
93.1
65
1,427
262
279
56
Cement grinding capacity (million metric tons/year)
Cement and grinding plants
Ready-mix plants
Aggregates quarries
Land distribution centers
Marine terminals

1. Includes operations in Croatia, Czech Republic, France, Germany, Poland, Spain, and the United Kingdom
2. Includes operations in Barbados, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Guyana, Jamaica, Nicaragua, Panama, Peru, Puerto Rico, Trinidad and Tobago, as well as other operations in the Caribbean region
3. Includes operations in Egypt, Israel, the Philippines, and the United Arab Emirates
4. Includes minor subsidiaries with different lines of business.
5. Includes assets in associated participation.

Company Overview | How We Create Value | Our Performance | Governance | Results in Detail | About This Report
2019 CEMEX INTEGRATED REPORT 30


Sales distribution by product
(percentage)
17% Aggregates
41% Cement
42% Ready-mix


Sales distribution by region
(percentage)
2% Others
22% Mexico
11% AMEA&A
13% SCA&C
23% Europe
29% USA

Mexico

In 2019, our Mexican operations' net sales decreased 12% on a like-to-like basis year over year to US$2.9 billion, and operating EBITDA decreased 20% on a like-to-like basis to US$969 million. Our domestic gray cement, ready-mix concrete, and aggregates volumes decreased by 15%, 14%, and 11%, respectively, for the year.

During 2019, our performance was affected by muted public and private investment in a year of government transition. The commercial sector was the main driver of demand for the year, with favorable dynamics in tourism-related investments and commercial projects. The formal residential sector continued to be supported by mortgages from commercial banks and INFONAVIT.

United States

Our U.S. operations' net sales increased 5% on a year-over-year basis to US$3.8 billion during 2019. Operating EBITDA declined 8% to US$629 million in the same period. Our U.S. operations' domestic ready-mix concrete and aggregates volumes increased by 2% and 6%, respectively, while our gray cement volumes declined by 2% for 2019.

Our cement volumes during the year were affected by adverse weather conditions in some of our key states, coupled with weak residential activity during the first half of 2019, and unfavorable competitive dynamics in Florida. During the second half of the year, residential sector activity increased, supported by lower interest rates. Infrastructure activity, particularly street and highway spending, remained dynamic driven by state/local funding. In the industrial-and-commercial sector, a decline in commercial construction was offset by growth in offices and lodging.

South, Central America and the Caribbean

In 2019, our net sales for the region declined 2% on a like-to-like basis to US$1.7 billion. Our operating EBITDA decreased 4% on a like-to-like basis to US$385 million. As a whole, our regional operations' domestic gray cement, ready-mix concrete, and aggregates volumes decreased by 2%, 7%, and 11%, respectively, for the year. During the year, our cement volumes grew in Colombia, the Dominican Republic, and El Salvador, while our ready-mix concrete volumes increased in Colombia and Puerto Rico.



In Colombia, our cement volumes grew for the year, with a strong infrastructure sector supported by 4G projects, as well as favorable residential self-construction activity. In the Dominican Republic, cement demand benefitted from strong activity in tourism-related projects and a solid residential sector.

Europe

Our European region's net sales increased 2% on a like-to-like basis year over year to US$3.0 billion, and operating EBITDA rose 19% on a like-to-like basis to US$416 million in 2019. For the full year, our domestic gray cement volumes remained flat, our ready-mix concrete volumes declined by 1%, and our aggregates volumes increased by 1%. Cement volumes grew in all of our countries, except for the UK and Croatia.

During 2019, the infrastructure sector was the main contributor to growth in regional cement demand. Multi-year projects in the UK, Germany, Poland, and France; favorable activity in the residential sector in Spain, Poland, Germany, and the Czech Republic; and positive performance in the industrial-and-commercial sector in all of our countries except for the UK supported cement demand growth for the year.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 31 Asia, Middle East and Africa Our Asia, Middle East, and Africa region’s net sales decreased 4% on a like-to-like basis year over year to US$1.4 billion, while operating EBITDA decreased 5% on a like-to-like basis to US$216 million during 2019. As a whole, our regional operations’ domestic gray cement, readymix concrete, and aggregates volumes decreased 11%, 2%, and 5%, respectively, for the year. In the Philippines, our domestic gray cement volumes declined by 3% for 2019. Our decline in cement volumes during the year was due to lower construction activity, mainly in the public infrastructure sector. In Israel, our ready-mix concrete volumes increased by 5%, while our aggregates volumes declined by 2% for the year. The industrial-and-commercial sector was our main driver of demand for the year. In Egypt, our domestic gray cement volumes declined by 22% during the year. Our decline in cement volumes during the year was mainly due to the introduction of new production capacity in the country. Trading Our global trading network is one of the largest in the industry. Our trading operations help us to optimize our worldwide production capacity, deliver excess cement to where it is most needed, and explore new markets without the necessity of making immediate capital investments. Our worldwide network of strategically located marine terminals and broad third-party customer base also provide us with the added flexibility to place contracted supplies in an optimal way. In 2019, we had trading relationships in 102 countries. Our traded volume totaled more than 10.9 million tons of cementitious and non-cementitious materials, including approximately 9.2 million tons of cement and clinker. Approximately 4.5 million tons of our traded cement and clinker consisted of exports, while the remaining approximately 4.6 million tons were purchased from third parties. We also maintained a sizeable trading position of 0.9 million tons of granulated blast furnace slag, a non-clinker cementitious material, and 0.8 million tons of other products. Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. Our trading operations, however, have obtained significant savings by contracting maritime transportation in due time and by using our own and chartered fleet, which transported approximately 50% of our cement and clinker traded volume during 2019. Furthermore, based on our spare fleet capacity, we provide freight service to third parties, generating additional revenues. Our European region’s net sales increased 2%

Company Overview | How We Create Value | Our Performance | Governance | Results in Detail | About This Report | 2019 CEMEX INTEGRATED REPORT 32

Other Information

During the years-ended December 31, 2019 and 2018, in the countries in which we operate, we paid in cash a total amount of taxes of US$179 million and US$230 million, respectively. Out of the US$179 million of corporate income taxes in 2019 (US$230 million in 2018), US$52 were paid by Mexico (US$67 million in 2018), US$6 were paid by USA (US$6 million in 2018), US$66 were paid by SCA&C (US$79 million in 2018),US$34 were paid by Europe (US$40 million in 2018), US$21 million by AMEA (US$37 million in 2018). For purposes of this paragraph, our operations in South, Central America and the Caribbean Region includes CEMEX's operations in Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Jamaica, Trinidad & Tobago, Nicaragua, Panamá, Perú, and Puerto Rico; Europe includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, Bosnia, Netherlands, Switzerland and the United Kingdom; the Asia, Middle East and Africa region includes operations in the United Arab Emirates, Egypt, Israel and Philippines.

In addition, also for the years-ended on December 31, 2019 and 2018, in terms of millions of USD, we had an aggregate tax profit of $262 and $247 million, respectively, regarding our operations in Costa Rica, the Dominican Republic, Israel, the Czech Republic, Colombia, Nicaragua, Panama, Guatemala, El Salvador, Serbia and Poland.

As of December 31, 2019 and 2018, we received as a grant a free assignment of CO_2 allowances in the countries in which we operate in the European Union (EU) and that are part of the EU Emissions Trading System. For purposes of this paragraph, our operations in Europe are mainly comprised of Croatia, the Czech Republic, Germany, Latvia (Divested in 2019), Spain, Poland and the UK. For years 2019 and 2018, we received total European Union Allowances (EUAs) of 9,504,497 and 9,960,483, respectively. The EUAs allocated by country during 2019 and 2018, respectively, were 1,102,118 and 1,124,766 for Croatia; 400,112 and 408,335 for the Czech Republic; 1,230,801 and 1,256,094 for Germany; 0 and 881,901 for Latvia; 4,301,659 and 3,768,827 for Spain; 1,267,006 and 1,293,042 for Poland; and 1,202,801 and 1,227,518 for the UK. The EUAs received were worth US$272 million and US$93 million in 2019 and 2018, respectively. Breakdown by country of the EUAs for 2019 and 2018, respectively: US$32 million and US$10 million for Croatia; US$11 million and US$4 million for the Czech Republic; US$35 million and US$12 million for Germany; US$0 million and US$8 million for Latvia; US$123 million and US$35 million for Spain; US$36 million and US$12 million for Poland; and US$34 million and US$11 million for the UK.

CEMEX VENTURES: IGNITING INNOVATION

CEMEX Ventures, our open innovation and corporate venture capital unit, continues to position our company as one of the most innovative actors in the construction industry. Through CEMEX Ventures, we focus on helping to overcome the main challenges and capitalizing on the opportunity areas within the construction ecosystem through sustainable business models.

CEMEX Ventures' open, collaborative platform leads the construction industry's revolution, engaging startups, entrepreneurs, universities, and other stakeholders to tackle current industry challenges and shape tomorrow's value ecosystem.

In 2019, CEMEX Ventures reaffirmed its position in the construction, entrepreneurship, investment, and new technology fields through initiatives such as its Construction Startup Competition, roundtables and workshops with different construction actors, and collaboration agreements with experts and leading companies. During the year, CEMEX Ventures analyzed many potential businesses, invested in three startups, signed a collaboration agreement with TEKFEN Ventures, a leading Turkish industrial conglomerate, Glodon, a digital platform service provider in the construction industry headquartered in Beijing, and Interdream Ventures, a venture capital firm that focuses on the digitalization of the construction industry. Furthermore, CEMEX Ventures released the list of the 50 most promising startups in the construction ecosystem of 2019, together with Boston Consulting Group and Tracxn.

Notably, CEMEX Ventures' third annual Global Construction Startup Competition 2019 doubled the number of participating startups compared with the 2018 competition, closing the event with 10 winners that offer the most promising solutions to today's global construction challenges.

Since our launch of CEMEX Ventures in 2017, we have built a broad portfolio of innovative companies in which we invest:

IPSUM · SAALG Geomechanics · jelp · Xe · GoFor · Energy Vault · Concrete Sensors · StructionSite · Prysmex · LINKX

Visit www.cemexventures.com for more information ›

Company Overview | How We Create Value | Our Performance | Governance | Results in Detail | About This Report
2019 CEMEX INTEGRATED REPORT 33

UNDERSTANDING THE NET VALUE WE CREATE FOR SOCIETY

As a company, we are aware that our financial statements partly reflect how our activities affect society; to do so, we use the Net Value to Society statement where we consider the positive and negative impacts in monetary terms that do not appear in our traditional profit and loss calculation.

This exercise was verified by KPMG and followed their True Value Methodology.

CEMEX Net Value to Society Methodology

The starting point for our analysis is the retained benefit (EBITDA minus taxes, interests, and dividends). It attributes a monetary value based on available studies to our most material positive and negative economic, social, and environmental impacts and then adds and subtracts this figure to determine the total value that our company creates. In 2019, the net value we created for society added up to US$3,490 million, 2.3 times the benefit we retained in the same period.

2.3 times was the Net Value created by CEMEX in 2019 vs. retained benefit

CEMEX 2019 NET VALUE TO SOCIETY STATEMENT
(in millions of US dollars)


1,498
3,078
4
150
(12)
(1,272)
(64)
(64)
18
154
3,490
RETAINED BENEFITS
SALARIES AND BENEFITS, TAXES AND OTHERS
TALENT DEVELOPMENT
COMMUNITY INVESTMENT
OCCUPATIONAL H&S
GHG EMISSIONS
AIR EMISSIONS
WATER CONSUMPTION
BIODIVERSITY
NET WASTE BALANCE
NET VALUE TO SOCIETY
STARTING POINT:
Retained Benefits = EBITDA minus taxes, interest and dividends
NET VALUE
ECONOMIC
SOCIAL
ENVIRONMENTAL

ECONOMIC IMPACT

- SALARIES AND BENEFITS - Value that our company creates for our employees.
- TAXES - Value through our contribution to government funding. This item only contains income tax as shown in our profit and loss statement.
- INTEREST AND DIVIDENDS - Value for shareholders and creditors.

SOCIAL IMPACT

- TALENT DEVELOPMENT - Value through our training programs and other educational initiatives. This only includes the value created outside our company (employee turnover).
- SOCIAL INITIATIVES - Value for our stakeholders through our social initiatives and inclusive businesses.
- HEALTH AND SAFETY - Impact on employees and their families from accidents (injuries and fatalities).

ENVIRONMENTAL IMPACT

- GHG EMISSIONS - Impact from the emission of greenhouse gases (scopes 1, 2, and 3).
- AIR EMISSIONS - Impact from the emission of other potentially noxious substances (SOx, NOx, particles).
- WATER CONSUMPTION - Impact from the use of a scarce resource.
- BIODIVERSITY - Impact from the disturbance of land by our mining operations. This item also includes the value created by our conservation project in El Carmen on the US-Mexican border.
- NET WASTE BALANCE - Value derived from co-processing waste, minus the impact of waste generated in our operations.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 34 OUR PEOPLE As we learn and grow as an organization, adopting innovative ways of thinking and working, we are developing a more people-driven workplace experience. Inside and outside of our company, our people have always been the key to unlocking our company’s value. Their quality, diversity, and adaptability make us stronger, differentiate us from our competitors, and enable us to remain industry leaders. We are proud and protective of our workforce; they live our values every day. Above all, we aspire to provide our people with a safe, healthy work environment—with zero incidents and injuries. Together, we are building a better future for our families, our customers, and the communities in which we live and work. OUR ZERO4LIFE COMMITMENT Health and safety remains our number one value and priority. Nothing is more important than the health and safety of our employees, contractors, and the people with whom we interact as we carry out our day-to-day business. Quite simply, our aspiration is for everyone who comes into contact with our operations to always return home safely to their family. We constantly work towards our ultimate target of zero injuries worldwide at every location—our Zero4Life goal. We continue to develop a culture where everyone in our organization embraces our commitment to make this goal a reality. Preventing harm to our people is the most rewarding aspect of our business; this moral imperative is the reason why health and safety is our company’s foremost value and priority. Our dedicated health and safety efforts and action plans are all about protecting the lives and integrity of our people; nothing is more important when performing our day-to-day business. We reinforced our goal to reach zero employee LTIs by 2030 +40,0OO EMPLOYEES FROM OVER 100 NATIONALITIES We continue to contribute even more to the UN SDGs, focusing on the achievement of those goals that are most relevant to our business. Our efforts to provide our employees with competitive compensation, while offering a safe, healthy, and respectful work environment, directly contribute to our priority SDGs 8 and 9, as well as linking SDG 5.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 35 OUR PATH TO BECOMING AN INJURY-FREE COMPANY We believe that ZERO injuries and fatalities are possible, and to that end, we continually renew our determination to protect our people. In 2019, we reinforced our public goal to reach zero employee lost-time injuries (LTIs) by 2030. For the year, we reached a continued low level of employee LTIs in the sector, confirming that, although we still have much to do, our strategy is producing positive results. In 2019, we continued to make progress in most of our countries, with 96% of our operations achieving ZERO fatalities and LTIs. This provides both motivation and clear evidence that our ZERO4Life objective is becoming a reality across the vast majority of our sites. Our 0.5 employee LTI frequency rate has remained a positive benchmark for a global company in our industry for several years. We are absolutely committed to continue our positive momentum on this important health and safety journey. ENHANCING ROAD SAFETY FOR ALL USERS To date, we have invested over US$18 million on safety equipment for our company’s and our regular contractors’ trucks to help improve road safety. These safety features include additional mirrors to increase our drivers’ scope of visibility, warning signs, vehicle sensors, and camera systems that alert our drivers to potential dangers, along with many other types of safety equipment. Furthermore, we offer our employees and contractors a range of defensive driving training and workshops around our operations. For example, in the Philippines, more than 250 drivers have graduated from Driver’s Academy, a third-party training program through which participants expand their knowledge of road safety. 0.5 Employee LTI Frequency Rate a continued low level for our industry 96% OF OUR OPERATIONS WERE FATALITY AND LTI FREE Employee Lost-time Frequency Rate (per million hours worked) 13 16 19 1.7 0.6 0.5

Company Overview | How We Create Value | Our Performance | Governance | Results in Detail | About This Report
2019 CEMEX INTEGRATED REPORT 36

Consistent with our Zero4Life goal, we are not only committed to the safety of all of our employees, but also pay close attention to contractor safety. Sadly, we recorded one employee and five contractor fatalities, three of which occurred away from our premises.

Accordingly, we continue to focus special attention on contractor management and driving safety in our varied global campaigns and initiatives. Each injury and fatality is analyzed deeply to identify root causes and required actions to prevent future incidents.

By developing and deploying best practices and policies around our operations, we strive to make roads a safe place where cyclists, motorcyclists, pedestrians, drivers, and all users can coexist peacefully without incidents. Throughout the year, every country in which we operate implemented a specific annual action plan to protect these types of vulnerable road users, involving educating our drivers; engaging with local communities and authorities; collaborating with industry experts and bodies; and raising awareness among key road users such as cyclists, children, and senior citizens, among others.

Furthermore, in recent years, we have invested over US$18 million in specific safety features for our company's trucks in an ongoing program to help improve road safety.

BUILDING A STRONG HEALTH & SAFETY CULTURE

Across our operations, we continue investing in initiatives to enhance our health-related practices, reduce our safety risks, and strengthen our culture of health and safety (H&S). Through standardized global programs and best practice sharing, we drive a consistent approach across all of our operations.

We continue to focus on mitigating potential occupational health effects through a range of workplace improvements, dedicated training, and campaigns. Globally, we strengthened our guidance on noise and dust, enabling our local operations to implement relevant controls.

In addition, we continued to strengthen our approach to health and well-being through numerous initiatives and our implementation of a series of global requirements for our operations to achieve. We are not only monitoring our implementation levels, but also continually identifying ways to strengthen our overall approach to support a healthy workforce.


DON'T CHANCE IT...
Look out before you step out
DON'T CHANCE IT...
Look out
DON'T CHANCE IT...
Look out

Our robust interconnected global H&S organizational structure fosters a coordinated, consistent, and collaborative approach to reach our companywide goal of zero injuries:

- **THE H&S FUNCTIONAL NETWORK** involves all of our national H&S specialists.
- **THE GLOBAL H&S COUNCIL** is comprised of corporate and regional representatives who interact with our extended global H&S networks.
- **GLOBAL HEALTH FORUM OF EXPERTS** works on various initiatives and materials to help our employees and contractors lead a healthy lifestyle.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 37 H&S Policies and Procedures: Reinforcing Our Top Priority As our number one value and priority, we have strong policies in place to reinforce our devotion to H&S throughout our organization. Consistent with our global H&S Policy, we are fully committed to carrying out our activities in a safe and efficient manner and to caring for the well-being of our employees, contractors, and other people with whom we may interact. This overarching value and priority is further reinforced in our global Code of Ethics and Business Conduct and Code of Conduct When Doing Business With Us—whereby we extend the high priority that we place on H&S to our contractors, subcontractors, and service providers. As we continue to enhance our H&S culture, we must make all types of injuries to our employees and contractors a thing of the past, especially fatalities and other high severity incidents. To this end, our key proactive efforts include Visible Felt Leadership (VFL) and Near Miss/Hazard Alert Reporting. For years, CEMEX has implemented the Near Miss/Hazard Alert System across all of our geographies and business lines. Employees, contractors or anyone visiting a CEMEX site can use this tool to report identified risks. This reporting system has greatly contributed to the improvement of working conditions and the elimination of potential hazards. H&S Initiatives: Harnessing the Power of Innovation We harness the power of innovation to bolster our Health and Safety (H&S) culture across our organization. From self-assessment systems, mobile apps, and GPS tracking to the creative way we brand our trucks, we are developing and deploying innovative initiatives to proactively advance our H&S goals. Our SELF-ASSESSMENT SYSTEM is an innovative way for us to empower our line managers to identify any gaps in our global H&S Management System (HSMS), put together a plan to address them, and validate it through our H&S Functional Network. This new way of thinking enables our line managers to enhance our HSMS constantly through annual continuous improvement plans. Our MOBILE INTELEX APP gives our people the capability to report near misses, hazards, inspections, and leadership H&S visits— anytime, anywhere—on their cell phones, tablets, and computers, enabling faster reactions to prevent injuries Our countries are utilizing truck’s GPS DATA to not only identify subpar driving performance that requires additional training, but also to highlight good driving performance that merits recognition. Among the GPS data that we track is speed and driving hours, and several appropriate systems have been developed to monitor potential issues and to call attention to operations with the best driving performance. Working with our Global Procurement team, we utilize a data-driven THIRD-PARTY VERIFICATION system to annually evaluate our contractors’ H&S practices under our Contractor Health & Safety Verification Program. VISIBLE FELT LEADERSHIP PROTECTING VULNERABLE ROAD USERS Visible Felt Leadership (VFL) involves the development of a constant and positive leadership approach to H&S management, starting with those at the very top of our organization. VFL encompasses engagement exercises with people in CEMEX operations that aim to reinforce our H&S culture and awareness as our company’s top priority. Our VFL approach is designed to help everyone “feel” the true commitment of every manager to H&S and to motivate and inspire others throughout our organization to behave in the same positive way. Aligned with our number one value and priority, we continually work with our employees, contractors, and communities to make our streets safe for all users globally. From innovative awareness campaigns to safety features for our trucks to defensive driving training and workshops, we aim to enhance road safety for drivers, motorcyclists, cyclists, pedestrians, and other vulnerable road users. During 2019, more than 53,000 people around the world participated in public events and related activities to this campaign. Launched in 63 cities around the world, our innovative global truck branding campaign helps to not only raise road safety awareness, but also aims to protect pedestrians across our communities. Through this intensive campaign, we branded more than 200 of our trucks with highly visible graphics of tips for pedestrian safety on the road. Similarly, in Costa Rica and Puerto Rico, we collaborated with local schools and teachers to instruct almost 1,000 children on road safety issues, including the proper way to cross streets and the importance of knowing trucks’ blind spots. To read more about our Contractor Health & Safety Verification Program, please see page 72 of the Responsible Suppliers Section.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 38 Global Health & Wellness Activities: Supporting Our Zero4Life Commitment Throughout our global operations network, during 2019, we continued to increase our local wellness initiatives. Supported by our Global Health Forum of Experts, we remain focused on our employees’ occupational health and well-being by providing ongoing health checks, promoting CEMEX Health Essentials, and as part of our Fit4Life program, defining five global areas on which to develop goal-setting standards to further strengthen our approach towards certain subjects: 1) Encourage smoking cessation; 2) Enhance work-life balance; 3) Stress recognition training for managers; 4) Drugs and alcohol ‘with cause’ testing; and 5) Inclusion of health discussions during Visible Felt Leadership H&S engagements. Additionally, our countries of operation organized a range of health-related activities and events, often involving our employees’ families to encourage good health habits. In the U.S., we ran a ‘Health Week’ program across our entire operations; in the Philippines, we organized sports tournaments to promote fitness; in Mexico, we successfully conducted our ‘Suma Salud’ health program for the fifth consecutive year to help our employees reduce their BMI and improve their lifestyles with healthier choices; and in the SCA&C region, we undertook a number of health ‘challenges’ activities in all of our countries across the region. H&S Training: Achieving Our Goals At CEMEX, H&S training is a key part of our strategy to achieve our Zero4Life goal. We continuously revise and seek to enhance our training programs and strive for all of our employees to possess the correct knowledge, skills, and experience to perform their jobs safely. As part of our manager-training program, executives and supervisors must complete our H&S Academy. The Academy is designed to enhance the leadership skills of our line managers and supervisors and to reinforce that H&S is our number one value and priority across our organization—from our production plants to our corporate offices. The Academy was launched in 2016 with our Foundation Module, which prepares our line managers to lead by example and play a fundamental role in ensuring safety throughout our operations. Launched in 2017 and further rolled out in 2018, our Module 2 enables our line managers to utilize the 14 tools of our H&S Management System (HSMS) to help achieve our Zero4Life objective in their operations. Furthermore, in 2018, we deployed our Module 3—designed to enhance our line-managers’ proficiency in key H&S topics—that is also well advanced across each of our regions. Since the launch of our H&S Academy, more than 9,000 line managers have completed our Foundation module, nearly 7,000 have finished Module 2, and nearly 2,000 have completed Module 3. H&S Awards: Recognizing Those Who Excel Our Global H&S Awards provide us with the opportunity to recognize those operations and employees that excel at providing a safe workplace and promoting a healthy lifestyle among our employees and everyone involved with our company. Presented annually, these awards acknowledge our outstanding H&S performance in four categories: ZERO4LIFE CONTRIBUTION AWARDS SECTOR AWARDS (i.e., Cement, Aggregates, Concrete, Road Transportation, and Others) CONTRACTOR MANAGEMENT AWARDS HEALTH CONTRIBUTION AWARDS +9,000 line managers have completed our H&S Academy Foundation Module

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 39 BUILDING A BETTER WORKFORCE EXPERIENCE We are working to deliver a world-class workforce experience, so our employees enjoy a seamless and rewarding experience when they come to work. We are transforming our employee experience seeking to enable them to work to the best of their abilities, unleashing their full potential for the benefit of our company, our customers, and our communities. To this end, we set three objectives: Our workforce experience seeks to create the fabric of collaboration and company membership to go “beyond what you’re touched by.” Holistically, our workforce experience embodies all of the interactions between our employees and our company. It encompasses our whole work environment, including our interpersonal, physical, organizational, and digital interactions. Interpersonally, we are evolving the ways we communicate, connect, and collaborate with each other to foster productivity and valuable interactions. Physically, we are changing our workplaces, creating environments where our employees want to be and perform at their best. Organizationally, we share a common vision, values, and a clear operative model. Digitally, we are empowering our people, enabling new capabilities and agile processes, while advancing an understanding of what is digital—how do we experiment and how we make our business more efficient through new ways of working. In 2018 we announced our 2030 objective to reach and maintain a specific KPI referencing the percentage of employees that would recommend CEMEX as a good place to work, directly linked to priority SDGs 8 and 9. In 2019, instead of focusing on favorable responses, we decided to leverage the eNPS methodology, a straightforward statistic ultimately reflecting the positive net balance of employee experience. We have advanced implementation globally, identifying areas for improvement and building an action plan for a better employee experience. When asked if our employees would recommend CEMEX as a good place to work, our eNPS score is 32 considerably higher than the global benchmark of our survey provider, 16. Ultimately, our goal is to fully tap into our people’s potential to enable them to realize their full value and maximize their productivity. Accordingly, we look to put people where they can achieve the most value in light of their experience, interest, and training. This way, our people’s curiosity, desire, and passion to perform better is expected to enable us to accomplish even more under all kinds of circumstances. COMPANY H&S AWARDS, CERTIFICATIONS, AND HONORS H&S AWARD WINNERS: LEADING BY EXAMPLE Our company garnered considerable external H&S recognition throughout the year. During 2019, our operations earned awards, certifications, and honors from Mexico’s National Association of Private Transport, Poland’s Institute for Labor Protection, the U.S. Portland Cement Association, the European Aggregates Association, Egypt’s Ministry of Manpower, the UK’s Mineral Products Association, Spain’s UNO Logistics Organization, Colombia’s International Congress of Safe Mobility and Sustainability, Costa Rica’s American Chamber of Commerce, and Croatia’s Association of Safety Managers, among others. In 2019, we granted our first-ever H&S Ambassador Award in recognition of one of our colleagues whose kindhearted actions “go the extra mile” to achieve our top value and priority. Malino Wilson, one of our local ready-mix truck drivers in the UK, was captured on camera as he stopped to help an elderly pedestrian cross the road. This simple act of kindness—which went viral and reverberated around the world—exemplified how we strive to live our values always, anytime, anywhere. “It’s just in my nature,” said Malino in an interview with BBC News. A further four H&S Ambassador Awards have now been presented to employees who helped others and saved lives as a result of their personal actions. Our aspiration is to reach ≥ 32 employee Net Promoter Score (eNPS) Towards 2030 – CEMEX’s 2030 Sustainability Plan Enabling employees to reach their full potential – We must enable our people with the right tools, connectivity, and training while offering them a delightful, psychologically secure space where they can collaborate and freely express their ideas, proposals, and questions. Enabling our employees to make a positive impact beyond our company – We must provide all of our people with the right organizational culture, structure, and processes to succeed, unlocking their full potential, performance, and productivity. Enabling our employees to maximize their performance and productivity – Our people enjoy a purpose, and we seek to create the right conditions for them to achieve it—within and outside of our company.

Company Overview | How We Create Value | Our Performance | Governance | Results in Detail | About This Report | 2019 CEMEX INTEGRATED REPORT 40

OUR GLOBAL WORKFORCE
percentage



By position
12% Executive
54% Operational
34% Non-executive
By gender
15% Female
85% Male
By employment type
1% Part time
99% Full time
By contract
8% Temporary
92% Permanent
By age
28% 51 and over
15% Under 30
27% 41-50
30% 31-40
By seniority
35% More than 10 years
7% Less than 1 year
16% 5-10 years
42% 1-5 years

Fostering Workplace Diversity and Inclusion

At CEMEX, we actively promote inclusivity and acceptance across our operations, making the most out of our cultures, ways of thinking, and unique skills and experiences. With more than 40,000 employees from over 100 nationalities working as One CEMEX, our success is rooted in leveraging our differences to deliver on our vision of building a better future.

Our diversity is a competitive advantage. Different perspectives and inclusive thinking are key drivers of innovation. When our team members use their different experiences and unique set of competencies to create an idea or bring a different perspective forward, they increase the chances of developing truly transformative solutions. Moreover, proactive listening, while enabling a space where individuals with different mindsets and from different backgrounds can share and exchange ideas, is a way for us to foster our people's imagination and creativity.

Our company is diverse by nature; diversity in its many dimensions including ethnicity, nationality, race, culture, religion, gender, sexual orientation, socioeconomic background, physical abilities, learning styles, values, and viewpoints is present in our company, and we acknowledge the benefits of our differences and our similarities. Released in 2018, our Workplace Diversity and Inclusion Policy supports our continuous, constantly evolving journey to create a more inclusive, diverse workplace. It underscores our company's serious commitment to cultivating an environment that embraces possibilities for everyone and promotes an atmosphere of openness, courageousness, generosity, and respect, so all of our employees can perform at their very best.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 41 MUJER CONSTRURAMA: WOMEN IN OUR DISTRIBUTION NETWORK MORE WOMEN IN EXECUTIVE POSITIONS Aligned with our commitment to promote women’s participation across the whole supply chain, we leverage our distribution network and acknowledge the great representation of women. In 2019, we launched the Mujer Construrama program in Mexico, an annual event aimed at supporting women’s development in Construrama—as owners, partners, or daughters of owners. This event aims to inspire women to thrive not only as individuals, but also as business owners, ensuring their own families’ thrive, positively extending their impact throughout their communities. As of December 31, 2019, Construrama is the largest network of retail building material stores in Mexico and some other Latin American countries where CEMEX operates, with over 2,000 retail stores in more than 600 cities. In order to hire, retain, and promote more women in executive positions, we are creating greater awareness of the gender gap and the importance of a more diverse executive population, identifying women with growth potential and enabling them through leadership development, exposure to senior management, and participation in executive forums. Through our entry-level Talent Development Professionals program, individuals hired for the program are placed in a 12-month entry-level rotation program. In 2019, we achieved a 50/50 representation of men and women in this program in our Mexico and U.S. operations. Importantly, our 2019-2020 class of Professionals in Development enjoyed 54% and 53% participation of women in Mexico and the U.S., respectively. Moreover, our Coaching for Life Events program is designed to enable high-potential women to continue their growth at CEMEX. It not only supports them during life and career transitions, but also opens a space for conversation, guidance, and exploration to foster work-life integration, career planning, and well-being. We also closely follow up with women who leave the company through exit interviews to understand the reasons behind them leaving. In 2019, we launched our Unconscious Bias course, designed to build awareness and provide tools to ultimately eliminate potential discriminatory behaviors. This is another step towards promoting gender parity, non-discrimination, and diversity in our organization. In our recruitment, we apply principles of equality and respect for diversity. We employ candidates that we consider best meet the requirements for a given position, regardless of their age, gender, origin or other subjective characteristics. Creating a culture of diversity involves every employee, not only underrepresented groups. Recognizing that our journey towards greater diversity and inclusion is a shared responsibility, we have formed our first three Diversity Committees to co-create and prioritize initiatives in our Mexico and U.S. operations, considering local challenges and existing practices. Every initiative emerges from deep respect between individuals and aims to create greater understanding and openness in every interaction within our organization. Measuring the effectiveness of our diversity programs is closely related to our company’s decision-making processes and is designed to drive innovation, create employee satisfaction, and simultaneously deliver commercial benefits.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 42 Our company is respectful of all applicable regulations and policies, including non-discriminatory recruitment processes, facilities, and services adapted to suit the population’s needs, and specific programs in our business units. For instance, at our corporate headquarters, we now present candidates without any associated demographics, promoting a more reflective assessment of talents, capabilities, and experiences; in the U.S., our company started participating in local job networks to increase the visibility of our job postings through more than 15,000 minority entities; and in Poland, our operation clearly communicates the principles of equality and respect for diversity through their job postings. CREATING A HIGH PERFORMANCE, PEOPLE-DRIVEN CULTURE As we learn and grow as an organization, adopting new ways of thinking and working, we are developing a high-performance, people-driven culture—where open dialogue is encouraged and rewarded. We hear our people’s needs and expectations, work to keep them engaged, and enable them to meet their career goals through our aligned organizational structures and processes. With this in mind, our first step is to listen to our people, constantly and intently, and then take action together. To this end, in 2019, we evolved our Engagement Survey by launching our Workforce Experience (WEx) Survey to better understand from our people’s perspective what organizational, digital, physical, and interpersonal elements of our company require strengthening or developing, so we can provide a consistently positive experience for our workforce worldwide. The voice of approximately 33,000 people worldwide was heard through this anonymous engagement survey. To allow for a faster, more continuous follow-up to our people’s insights, we not only digitized much of the survey process, but also empowered our “X Force,” a select group of employees who will lead our coordination of action plans derived and implemented from our survey results. A multigenerational workforce, coupled with a digital, disruptive, and fast-moving environment, demand an enhanced way to listen to our employees, discover the insights we need, and empower our organization to thrive. Explored and piloted in 2018, we launched our new people analytics platform in our U.S. operations to help us to better achieve our goals. Understanding that our employees have a story to tell, this new platform is expected to provide us with the capability to deploy an agile communication channel to gain valuable employee insights. This new way of accessing information is We launched our Workforce Experience Survey to learn our people´s perspective expected to empower our leaders to make better-informed decisions through meaningful action plans that add value to our overall employee-driven workforce experience. Talent Management and Retention: Delivering A Delightful Employee Experience As we have focused on delivering a superior customer experience, we have inevitably looked inward and found that not only our customers, but also our employees desire a delightful experience—derived from the quality of their relationships at work, their sense of trust and belonging, and a collaborative environment that enables them to perform at their best. To build a delightful experience for our employees, we seek to offer differentiated experiences, accelerated opportunities for growth, a transparent, inclusive, and rewarding environment, and a sense of identity and purpose that attracts, retains, and develops the best talent within and outside of our industry. We live in amazing times, when the speed and scale of innovation is magnified by easily available technology. With this in mind, we are identifying ways to leverage these technological innovations to improve our workforce experience. Through our minimum viable digital experience, we look to provide our people with user-friendly platforms and processes to facilitate their interaction.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 43 Open communication keeps everyone on the same page and our priorities on track. During 2019, more than 82% of our employees with access to our online performance management system used it to set, evaluate, and discuss their individual goals for 2019 with their supervisors, giving them the opportunity to receive feedback on their achievements. Furthermore, employees without access to a personal computer worked with their supervisor to conduct evaluations and receive input on their performance. The 2019 Performance Evaluation process is expected to finalize in March 2020. Our evolving approach to talent management aims for a more efficient and more connected talent cycle, offering clearer benefits and outcomes for our employees’ career development. Through our integrated performance, talent review, and succession planning processes, we enable career decisions and professional growth. As a result, we help our employees and supervisors to set and align team goals in line with our company’s business objectives. We also strive to align all of our employees’ and managers’ behavior with our core values. Additionally, we identify areas of opportunity and development, while delivering meaningful reviews that foster our employees’ retention and professional development. We encourage our people to maintain a healthy work-life balance, and we are progressively expanding our existing base of flexible work schedules throughout our worldwide operations. For example, in Central, we started implementing dynamic work schemes and leaves, and we are on the way to implementing them on a global level. Our dynamic work schemes recognize employees’ different needs, allowing them to select from flexible hours to remote work from home, as well as providing them with extended maternity leave in the case of Central. Competitive Compensation and Succession Management We know that, if our employees have the resources they need to live healthy, fulfilling lives, they will bring their best to the workplace, and our competitive compensation and employee benefit packages are key contributors to delivering a superior workforce experience for all of our people. We constantly seek to improve the way we communicate these benefits to our employees—spanning all of our organizational levels—so they understand the value and opportunities available to them. Moreover, as our company constantly transforms and expands, one of our main objectives is to develop people with the potential to fill key leadership positions—increasing their experience and capabilities to equip them to succeed in even more challenging roles while strengthening our talent up and down our pipelines. Through this process, we make every effort to help our employees meet their own career development expectations and prepare them for key roles as they face challenges in their professional development. Our succession management process enables us to build a talented pool of leaders with the skills and deep understanding of our business fundamentals to continue our pursuit of excellence. We encourage our people to maintain a healthy work-life balance

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 44 We know the importance of complying with all applicable local practices, regulations, and policies regarding overtime and work schedules. Consequently, we are determined that forced labor shall never be a practice in any CEMEX site, and for that purpose, we have implemented robust systems to control shifts in each of our operations and closely monitor working hours according to local laws. CAPABILITIES TO CONFRONT CHALLENGES, PURSUE EXCELLENCE Our success stems from our people, so we are committed to providing them with the best professional experience. Our work is challenging, invigorating, and rewarding. Accordingly, we want our people to stay connected—aligned with our goals—and to never stop learning. From our firsthand experience, we know that employees who are supported by their company are inspired to excel. Through ongoing training and development opportunities, we teach them new skills and deepen their expertise in several critical areas, including health and safety, customer-centric capabilities, environmental conservation and awareness, leadership development, and stakeholder engagement. CEMEX University: Embedding a Growth Mindset CEMEX University aims to become our company’s trusted educational advisor with a vision of developing a continuous learning ecosystem for our employees and acting as a high-impact catalyst for our transformation. It integrates our leadership development programs and our institutional academies— Commercial, H&S, Supply Chain, Cement Operations, and Culture & Values—under the concept of CEMEX University. CEMEX University works together with our functional and regional leaders, as executive sponsors, to respond to our multi-region, multi-business learning needs, supporting our employees by providing the concepts, practices, tools, and capabilities required to implement our strategy. CEMEX University favors a blended approach to learning that leverages traditional in-person training and new best-inclass digital learning platforms. Effective Leaders and Teachers: Inspiring A Cultural Evolution Igniting a cultural evolution requires sound, strong direction throughout our company. That’s why we invest in leadership development programs at different levels of our organization. IGNITE, a leadership program launched in 2018, is specifically targeted to top-tier managers and newly appointed directors. Comprised of two cornerstones—customer centricity and leadership capability—it is designed to cultivate essential leadership capabilities and new ways of working to drive success within a digital context. IGNITE provides new opportunities to learn and practice leadership skills on real work projects and to foster peer relationships globally. In 2019, 33 high-potential leaders from across all of our regions and business units participated in this program. LEADER-TO-LEADER is a unique initiative that not only connects CEMEX current and future leaders, but also helps our leaders to serve as role models. During 2019, 67 leaders from this program mentored, taught, coached or supported high-potential executives who participated in IGNITE, providing their valuable career experience. We also continued to connect this leadership development program with our ambition to promote more women to higher positions. Since 2012, more than 60 of our highpotential female executives have participated in the mentoring conversations involved in LEADER-TOLEADER. CONNECT, our newest completely online leadership development program is meant to provide new managers with the foundational knowledge to support them as they transition to their new role. CONNECT is focused on four key modules, sharing information, tools, and resources to help managers and CEMEX thrive in the future. Each group progresses through the program in nine weeks. In 2019, 192 new managers graduated from this program. We want our people to stay connected and never stop learning

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 45 Building Strategic Capabilities Our leadership development programs and our institutional academies are the vehicles through which we develop our company’s leadership and strategic capabilities. They are designed to work together to drive CEMEX priorities and help shape our people-driven culture. Our H&S ACADEMY is designed to help assure the well-being of our team members by enabling participants to understand their responsibility and duties as leaders to transmit H&S practices to their teams. During 2019, more than 5,300 participants completed the three modules of this program. Through our COMMERCIAL ACADEMY, participants learn how to deliver against CEMEX’s commitment to customer centricity through a combination of both instructor-led sessions and digital content. During 2019, a total of 781 participants underwent the different modules of our Commercial Academy. In 2018 and 2019, we launched the first modules of our CULTURE & VALUES ACADEMY, including an updated Ethics Awareness Module; Takeoff, an institutional onboarding program for new employees; Understanding Confidentiality, a program designed to convey the importance of preserving confidential information; and Unconscious Bias, a program that aims to build a more diverse and inclusive workplace. The response to this Academy was impressive, with 7,151 participants across its modules during 2019. Through our SUPPLY CHAIN ACADEMY, participants understand how to go from strategy to execution; to take the mindset and the way we think about our supply chain and turn it into reality; and to become customer-centric every day by working together—across the functional domains of our supply chain to deliver a superior customer experience. DIGITAL ACADEMY is comprised of a series of three valuable digital learning experiences addressing a common understanding of Agile principles, behaviors, and practices; an overview of Emerging Technologies that are driving the digital economy; and an introduction to Design Thinking, a human-centered interactive approach to achieve collaborative solutions. For 2019, this Academy boasted 2,982 participants across its three digital learning experiences. All in all, 2019 marked an impressive year for CEMEX University, with a total of almost 16,350 participants undergoing its different programs across 32 business units, while expanding our internal instructor network to 228 trainers. H&S ACADEMY help assure the well-being of our team members COMMERCIAL ACADEMY how to deliver vs. customer centricity commitment CULTURE & VALUES ACADEMY takeoff program for new employees SUPPLY CHAIN ACADEMY how to go from strategy to execution DIGITAL ACADEMY digital learning experiences 16,350 total participants in our CEMEX University programs during 2019

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 46 During 2020, CEMEX University plans to leverage and reinforce our existing learning programs, while launching new learning experiences: SALESFORCE PROGRAM will renew our Commercial Academy with the introduction of our new Commercial Model. It will enable our sales managers and sales executives to succeed in their interactions with our customers. CEMENT OPERATIONS ACADEMY, based on our Cement Operations Operative Model, this new learning experience will help our plant managers to understand all of the aspects involved in successfully managing their plants and their teams, supporting our commitment to operational excellence. DIGITAL ACADEMY will launch Foundations, a new digital learning experience that will enable our professionals to understand CEMEX’s Digital Vision, particularly how it accelerates our growth by leveraging digital assets and embracing digital behaviors to improve the way we work and deliver value to our customers. CULTURE & VALUES ACADEMY will include four new ETHOS learning courses to create further awareness of specific topics such as workplace harassment, conflict of interest, and fraud prevention, continuing to promote and embed a culture of ethics and compliance into our daily activities. RESPONSIBLE BUSINESS ACADEMY: In 2019, we started developing this academy with the aim of teaching all of our employees the process of co-creating inclusive businesses and putting appropriate procedures in place, as well as our shared value strategy in order for them to be able to propose initiatives that will further increase our positive impact. This academy is expected to be launched during 2020. 228 trainers in our internal instructors network

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 47 DELIVERING A SUPERIOR CUSTOMER EXPERIENCE We place our customers at the center of everything we do. That’s why we’re always seeking the most innovative ways to improve their experience, understand their needs, and exceed their expectations. Ultimately, we aim to create solid relationships with our customers by establishing the foundations for long-lasting partnerships. We leverage our leading-edge innovation and agility to develop superior building products and solutions that perform at a high standard across all applications. We enjoy a solid, wide reach in the markets where we operate, with the facilities and logistical capabilities to serve our customers, so they view us as an innovative, reliable, expert, and professional partner with whom it’s easy to work. FOSTERING CUSTOMER CENTRICITY Our customer focus is a core organizational value and priority built on a comprehensive understanding of who our customers are, what is important to them, and how we can best serve their needs. To this end, we place our customers at the center of every action we take and every decision we make, while organizing our company and focusing our processes aiming to create the best possible experience for them. As a customer-centric company, we begin by listening to our customers, identifying their pain points, and then taking the right actions. By listening to their needs, comprehending their challenges, and appreciating what success means to them, we are devoted to ensuring that doing business with us is easy, delightful, and ultimately, surpasses our customers’ expectations. In a market-driven digital world, creating a customer-centric organization is not only our best competitive advantage, but also essential to our global business strategy. To support the acceleration of our cultural change to a more customer-centric organization, we continually reinforce our customer journey experience, while recognizing those employees and business units that excel in customer satisfaction. ~50,000 M2 OF AFFORDABLE HOUSING UNITS IN WHICH WE CONTRIBUTED +850 GREEN BUILDING CERTIFICATION PROJECTS WHERE WE PARTICIPATED Through our initiatives and projects that deliver resilient and energy-efficient infrastructure to support growing urban populations, we contribute to SDG 11: Sustainable Cities and Communities. Additionally, by delivering solutions for affordable housing and energy-efficient building, we contribute to SDG 9: Industry, Innovation, and Infrastructure. CREATING A UNIFIED COMMERCIAL MODEL During 2019 we created our One CEMEX Commercial Model to achieve a unified commercial practice, agenda, and vision for our whole company. With eight components, it aims to build a best-in-class commercial practice that will shape a competitive advantage for CEMEX through differentiation. GRI 102-42, GRI 102-43, GRI 102-44

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 48 To this end, we launched our Customer Experience Recognition program to acknowledge employees whose behavior exemplifies our company’s reputation as a professional, reliable, innovative, and excellent partner with whom it’s easy to work. In conjunction with this program, we presented our inaugural Superior Customer Experience Award. This award recognizes those business units and teams that demonstrate outstanding customer satisfaction, as well as those initiatives that improve our overall customer experience. We established our Customer Engagement Practice in order to capture our customer’s voice through our Net Promoter Score (NPS)—a core KPI that helps us to systematically measure our customer loyalty and satisfaction. With advanced analytics and digital marketing capabilities, we are now better able to understand our customers from a fresh perspective, so we can design more targeted, data-based value propositions. Our strategy relies on the ability of our sales teams to deliver value; therefore, our One CEMEX Commercial Model aims to form a best-in-class sales force, equipped with the right processes and tools. We have started the design of a new learning experience for our sales teams to help them become our customer’s trusted advisors and follow data driven processes that allow them to improve their understanding of our markets and customers’ needs. Thanks to our reinforced Customer Centricity Strategy, along with our NPS-certified Customer Experience Officers across our countries of operation, we already reached our 2020 target of an average NPS of 50 globally. In addition, we are aiming for a very ambitious NPS objective of 60 for 2030. Aligned with UN SDG 8—Decent Work and Economic Growth—our NPS target is consistent with our strong commitment to become the most customer-centric company in the building materials industry. DELIVERING A SUPERIOR CUSTOMER EXPERIENCE ENABLED BY DIGITAL INNOVATION Beyond changing the way we behave internally, we are leveraging innovative digital technology to transform our company’s customer experience. Digital commercial models provide the highest potential to transform our business and our industry. Through the application of digital technology, we are able to offer a customer experience that is superior to what our company or our competitors can offer today. Once we achieve a high level of customer adoption, our next step is to formalize and strengthen our omnichannel customer experience strategy. Through our omnichannel strategy, we aim to provide our customers with personalized experiences across channels—over and over again—to attract, retain, and build our customers’ trust. We’ve reached our 2020 target of an average NPS of 50 globally and set an ambitious objective of 60 for 2030 OFFERING AN OMNICHANNEL EXPERIENCE TO OUR CUSTOMERS We’ve designed our Service Delivery Model to offer a consistent, transparent, and visibly delightful omnichannel experience from the beginning to the end of our customers’ journey. In order to implement this model across our organization, we undertook a comprehensive assessment of each of our country’s people, practices, processes, and technology, and then, established a roadmap for each country to achieve the best possible experience for our customers across our client segments. GRI 102-42, GRI 102-43, GRI 102-44

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 49 CEMEX Go: A Fully-Digital Suite for All Products, All Markets CEMEX is leading the industry’s customer-centric digital evolution through our CEMEX Go platform. Successfully deployed in 2019, our end-to-end CEMEX Go commercial platform is the first step in our customers’ transition from interacting with us solely through analog channels to a more streamlined, digital solution. This platform will enable us to not only become an even more customer-oriented organization, but also continue to improve our customers’ value proposition. Moreover, we launched our CEMEX Go Developer Center—the natural next step in the advancement of our digital commercial platform. CEMEX Go Developer Center opens our platform to enable our customers to interact directly, facilitating the connectivity of our company’s processes with our customers through digital tools and application programming interfaces (APIs). It will also enable the direct management of orders for materials or services, the development of alliances with commercial partners, and the use of public information from CEMEX that will allow other companies to integrate their digital offers. In addition, subscribers will enjoy real-time access to information about what is happening with their products and services, as well as the ability to carry out administrative processes at any time, such as ordering invoices, registering new locations for construction projects, and requesting quotes, among others. CEMEX GO COMMERCIAL PLATFORM: A MILESTONE IN CUSTOMER-CENTRIC INNOVATION During 2019. we successfully completed the deployment of our CEMEX Go digital platform, setting the foundation for a higher standard of customer service in the global building materials industry. The ongoing success of CEMEX Go is a testament to our company’s commitment to customer centricity and focus on continuous innovation and improvement. As of December 2019, CEMEX Go’s milestones include: AVAILABLE IN 21 COUNTRIES 90% OF OUR TOTAL RECURRING CUSTOMERS USE CEMEX GO 46% OF OUR TOTAL GLOBAL SALES ARE PROCESSED THROUGH CEMEX GO OVER 537,000 PAYMENTS ARE COMPLETED THROUGH CEMEX GO ON AN ANNUALIZED BASIS 2.5 MILLION DELIVERIES USE CEMEX GO ON AN ANNUALIZED BASIS CEMEX Go is a win-win value proposition for our customers and our company. CEMEX Go is a transformative, state-of-the-art digital solution that automates order-to-cash workflows, enabling our customers to purchase products, track deliveries, and manage orders seamlessly in real time. The platform creates a superior customer experience to anything that has been offered in the past and is the only platform of its kind in the global building materials industry. In addition, CEMEX Go keeps transforming the role of our company’s sales force, enabling them to dedicate more time to better serve customers. With CEMEX Go, customers can control all aspects of their business relationship with CEMEX, empowering them with self-reliance and complete control of their orders 24/7. Moreover, CEMEX Go is a fully secure and trusted digital solution that makes customers’ lives easier, gives quick access to detailed information, and provides in-depth analytics and business insights, allowing them to make more informed decisions and streamline their experience.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 50 CULTIVATING BETTER, CLOSER PERSONAL RELATIONSHIPS WITH OUR CUSTOMERS We invest considerable time and effort to building strong, personal partnerships with our stakeholders. Consistent with this commitment, we strive to build transparent, open relationships that generate trust with our customers across every business in which we engage. Architects constitute an influential group of customers, who inspire and constantly challenge the possibilities of our cutting-edge building materials. Accordingly, we continually foster collaborative relationships with this important constituency, from academic outreach to our annual CEMEX Building Award. Throughout 2019, we collaborated with universities and architecture firms to identify and explore new ways in which we can use concrete to continue building a better society and creating a symbiotic relationship with nature. Our collaborative relationships included students from the University of Pennsylvania, Syracuse University, the Politecnico di Torino, the International University of Catalonia (UIC Barcelona) in Spain, and the Bern University of Applied Sciences in Switzerland. PORTFOLIO INNOVATION: A KEY DRIVER OF OUR CUSTOMER CENTRICITY STRATEGY When our customers succeed, we succeed. Accordingly, our core strategic goal is to become the most customer-oriented company in our industry—serving as our clients’ best option. Led by Global Research & Development (R&D) in Switzerland, our unique, dynamic By DesignTM approach to product and solutions development sets us apart as leaders in the industry. The key elements of our underlying approach to R&D have evolved, matured, and adapted throughout the years to the dynamics of the ever-changing economic, social, and political environments of today’s world, and more importantly, of those to come. Additionally, our distributors continue to embrace the benefits of our Construrama Online Store. Available on all digital devices, our Construrama Online Store enables quicker, simpler order placement 24 hours a day, together with exclusive promotions and better building materials’ supply management. Consequently, our clients now enjoy easy access to a wider catalog of products— with the ability to select, purchase, and follow up on their online order—generating significant savings in productivity for our Construrama network of retail stores, builders, and final customers. Since its launch in 2018, a total of over 400 Construrama distributors have incorporated our Construrama Online Store into their business with approximately 14,000 clients using this platform to place over 70,000 orders thus far. Designed and developed in 2018, our new CEMEX Go CRM platform enables our frontline sales representatives and support teams to manage our customer relationships more efficiently and systematically, dedicating more quality time to their core activities. With our CRM platform, we look to further professionalize our Customer Service Delivery Model— through our sales representatives and service agents. Additionally, CEMEX Go CRM is the digital enabler that supports the implementation of our One CEMEX Commercial Model. Currently, we have deployed CEMEX Go CRM in 10 countries worldwide, including Mexico, the U.S., the UK, Colombia, and Egypt. Moreover, in 2018, we deployed our Professional and Self Builders (PSB) virtual storefront, starting as a pilot in Orlando, Florida. PSB currently serves 48 pedestrian plazas in Mexico and two in the U.S., including Orlando, Florida and Houston, Texas. During 2019, we generated revenue of close to US$2.4 million from transactions on this storefront, with a new “Homeowners” segment accounting for 75% of our total sales. Today, we are witnessing only the beginning of the potential of CEMEX Go and our other customer-centric digital transformation initiatives. Moving forward, we will continue listening to our customers and carry on making dynamic innovative iterations to our CEMEX Go suite of digital solutions—because by establishing better business relationships with our customers we all win. Construrama Online Store enables quicker, simpler order placement

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 51 Our distinctive approach is composed of a multidisciplinary team of scientists and engineers from a broad range of backgrounds—architects, economists, commercial specialists, as well as experienced former operators in our core businesses. This multidisciplinary team works together in a synergistic manner to develop innovative technologies, ensure ease of industrialization, as well as technology transfer to our operations, and articulate our value proposition and commercialization strategy. Another important ingredient is the fact that we are the only construction materials company that manufactures its own chemical admixtures for cement, ready-mix concrete, and aggregates. Chemical admixtures are added to our different core products to enhance their material properties, such as making concrete harden rapidly, improving its flow, giving it self-curing properties, developing water repellency, increasing cement’s strength, or even converting recycled concrete into aggregates. Thus, chemical admixtures play a fundamental role in enhancing and differentiating our R&D model, enabling us to tailor the design of our products’ performance, as well as to develop completely novel applications. Furthermore, we look after our company by predicting how the technological landscape will evolve. We are also dedicated to understanding what is behind the trends and how to properly interpret them so that CEMEX will remain ahead of the game. Importantly, to fully capitalize on our technological advantages, our team manages our intellectual property. Aligned with our Intellectual Property Strategy, technologies developed by our Global R&D team are protected by more than 50 international patent families, covering new cements, cementitious materials, concrete mix designs, admixtures formulations, and constructive systems—offering unique exclusive solutions to our customers. CONNECTING R&D TO SOLVE OUR CUSTOMERS’ NEEDS Our customers are key to the design and development of our portfolio of innovative products and solutions. Our team of R&D experts makes it a priority to engage with our customers in a collaborative manner, and increasingly, our novel products and solutions are the result of our co-creation process that involves our customers directly as collaborators—together we go to the laboratory, get our hands dirty, and explore new possibilities with cement-based materials and aggregates. Prefabrication is the building system of the future. With that in mind, we collaborated with Cambridge-based design and research lab Matter Design Studio to create Walking Assembly, a construction solution that explores the possibility of developing concrete elements that can eventually self-assemble. Inspired by the Moai statues on Easter Island, we created a series of 13,000-pound concrete objects that could be moved, assembled, and disassembled—without cranes, heavy equipment, or much human effort at all. The trick? It’s all about weight and balance. Walking Assembly’s massive concrete masonry units are made from variable density concrete, which helps to specifically calibrate the object’s center of mass. Moreover, each unit is designed so a simple gesture can shift the center of mass and get the stone moving. Consequently, they can all be moved more or less self-sufficiently. This ensures that these massive units successfully walk and assemble into place, creating the possibility for a crane-less, self-assembled prefabricated constructive system. ENVISIONING THE FUTURE TODAY: WALKING ASSEMBLY To observe this futuristic project, please view the Walking Assembly video. > Our R&D team technologies are protected by 50+ international patent families

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 52 ENERGY VAULT PARTNERSHIP ACCELERATES RENEWABLE ENERGY DEVELOPMENT Complementing CEMEX Ventures’ strategic investment announced in 2019, our ongoing technological and commercial partnership with Energy Vault is designed to optimize various concrete and soil composite materials that form an integral part of its storage solution. In addition, our collaboration focuses on carbon and CO2 reduction methodologies given the role that utility-scale energy storage will now play in enabling various renewable energy technologies. Innovative energy storage represents the largest and most nearterm opportunity to accelerate renewable energy deployment, while bringing us closer to replacing fossil fuels as the primary resource to meet the world’s continual growth in energy demand. Energy Vault’s breakthrough storage solution can deliver all of the benefits of a gravity-based pumped hydro system with lower price and higher round trip efficiency, without the requirement for specific land topographies and negative environmental or wildlife impacts. “CEMEX is a key strategic partner that adds critical innovations in material science that enhance both the economics and longevity of our energy storage system. The combination of CEMEX’s smart concrete solutions, significant global infrastructure, and its strategic investment is expected to accelerate our ability to enable renewable energy to replace fossil fuels 24 hours a day.” Robert Piconi, Chief Executive Officer and Co-Founder, Energy Vault Through this fundamental stage of our customer’s journey, our R&D team sharpens its techno- commercial skills to deliver innovation at the right time for our customers. The maturity and positive results of our R&D group’s customer relationships is exemplified by our collaborative projects’ increasing recognition. This year projects and customers working in collaboration with our R&D group earned recognition at different distinguished events such as Fast Company’s Innovation By Design Awards and the MoMA PS1 Young Architects Program. Through our collaborative co-creation process, our R&D team of experts and customers work symbiotically to achieve building solutions. For example, 2019 marked the fourth year of our collaboration with the UIC Barcelona, through which we have worked successfully with a team of architects to advance bioclimatic design and sustainable building solutions. Among the results of our ongoing collaboration, we have finalized the technology for a concrete facade that is able to reduce the temperature of currents traversing it by up to 8°C, and we have launched our climate concrete solution, designed to achieve zero net energy consumption in buildings. Furthermore, leveraging digital technologies, we are developing a unique offer through a CEMEX-based Building Information Modeling (BIM) platform—where architects, engineers, and specification providers will be able to electronically download information about our products and construction solutions, assess the impact, and more specifically, the benefits of our innovative proposals. When our customers succeed, we succeed To learn more about CEMEX Ventures’ investment in Energy Vault, please visit https://www.cemexventures. com/cemex-ventures-invests-in-energy-vault/ >

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 53 OFFERING A GROWING PORTFOLIO OF SUSTAINABLE CONSTRUCTION SOLUTIONS The building materials industry plays a key role in addressing some of society’s most relevant challenges— from building the cities of the future to enabling the construction of bridges, airports, schools, hospitals, houses, and roads to minimizing the environmental footprint of our products during their production, application, use, and end-life. Concrete and cement are natural choices for sustainable construction. Notably, an important share of our portfolio offers performance characteristics beyond traditional options. This special category of our cement and ready-mix concrete solutions demonstrates unique sustainability attributes that include saving water and other resources, energy efficiency, resilience, and health and safety benefits. Additionally, we are working hard to not only develop innovative types of cement such as low-carbon solutions, but also produce them in a more sustainable manner, increasing alternative fuels and raw materials while reducing clinker content. For 2030, our target is for at least half of our cement and ready-mix concrete sales to come from solutions with outstanding sustainability attributes, contributing to SDG 9, 11, 13, and 15. With this goal in mind, during 2019, 48% of our cement and concrete sales came from solutions with superior sustainability performance. OUR READY-MIX CONCRETE TECHNOLOGIES In recent years, our Global R&D team has developed a number of special ready-mix concrete products, including global brands like Promptis (rapid hardening), Hidratium (self-curing), Insularis (thermal insulating), Pervia (water permeable), Resilia (ultra-high-performance fiber-reinforced), Porofoam (ultra-light weight foamed concrete), and Evolution (self-consolidating concrete), among others. Also, we have developed a number of value- added aggregate solutions under the global neogem brand. Looking towards the mid-term, our R&D team is working to develop cements with a lower CO2 footprint, novel cement production processes that reduce CO2 emissions, structures that can store energy produced by wind and/or sun, novel fabrication techniques for construction, innovative solutions for building envelopes that improve energy efficiency and comfort, solutions to enhance and/ or insulate in terms of acoustics or fire resistance, and other innovative products, solutions, and constructive systems. INSULARIS (thermal insulating) POROFOAM (ultra-light weight foamed concrete) HIDRATIUM (self-curing) RESILIA (ultra-high-performance fiber-reinforced) EVOLUTION (self-consolidating concrete) PERVIA (water permeable) PROMPTIS (rapid hardening) MEETING THE CHALLENGES OF FUTURE CITIES SASB: EM-CM-130a.1

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 54 Paving Solutions In 2019, our company provided 1.12 million m3 of concrete for the installation of concrete pavement, supporting the construction of more than 240 infrastructure projects throughout our operations. Our concrete pavement solutions include: CONVENTIONAL CONCRETE THIN CONCRETE ROLLER-COMPACTED CONCRETE (RCC) CONCRETE OVERLAY/WHITETOPPING CEMENT TREATED BASE SOLID CEMENT Housing Solutions Beyond resilient structures, city planners are constantly challenged to provide ways to efficiently and affordably house rapidly growing urban populations. With this in mind, we support communities’ social and economic development and deliver housing for all socioeconomic markets. We integrate design, products, and wall systems into housing solutions that are flexible and replicable: INDUSTRIALIZED HOUSING: Fast, efficient, and large-scale housing construction DISASTER RELIEF HOUSING: The best response for reconstruction after natural disasters ENERGY-EFFICIENT HOUSING: Cost-competitive solution for high-performance buildings AFFORDABLE HOUSING: The lowest possible cost without giving up quality VERTICAL HOUSING: Fast and efficient construction for high-rise and mid-rise residential Our expertise with tailor-made, adaptable systems contributed to the construction of approximately 50,000 m2 of affordable housing livable space. ENABLING AND PROMOTING GREEN BUILDING At CEMEX, we believe in leading by example. With this in mind, we established a Green Building Management and Certification Policy to mitigate potential environmental impacts associated with the design, construction, and operation of our buildings. The policy provides that the planning, design, construction, management, renovation, and demolition activities of all company-owned and leased facilities are carried out in a sustainable way. We also work collaboratively across the construction value chain to optimize our results and maximize profits, partnering with national and international experts to complement our skills and provide a complete array of specialized services in sustainable construction. During 2019, we also provided products and solutions for more than 850 projects that aim to achieve LEEDR or BREEAM certifications, representing more than 5 million m2 of construction space. 1.12 M m3 of concrete pavement delivered in 2019 SASB: EM-CM-130a.1

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 55 CEMEX BUILDING AWARD: HONORING THE BEST OF THE BEST Through our annual CEMEX Building Award, one of the most renowned competitions in the construction field, we not only honor engineers, architects, and other building professionals, but also encourage creativity in the application of new concrete technology to improve our communities. The CEMEX Building Award recognizes the most acclaimed architectural and construction projects in Mexico and in the world in five categories and four special prizes. For the CEMEX Building Award 2019, a total of 441 project entries competed in the Mexico Edition, and 32 project entries from 14 different countries competed in the International Edition. Residential Housing Building Infrastructure Construction Innovation Social Value* Affordable Housing Collective Space Sustainable Building Social Value* Universal Accessibility* LivinnX, 18 Street Bogota, Colombia Villa Vásquez Wastewater Treatment Plant Villa Vasquez, the Dominican Republic Solaz Los Cabos Los Cabos, Mexico Urban Renovation Of Veracruz Waterfront Veracruz, Mexico Water and Light Pavement L’Hay-les-Roses, France Residential Passages Bogota, Colombia BioEngineering Center ITESM Campus Queretaro Queretaro, Mexico Central Pavilion in Metropolitan Park “La Mexicana” Mexico City, Mexico Works For The Revitalization Of The Public Space Of Panama City Panama City, Panama Finca La Caja School San Jose, Costa Rica *Special prize The first place winners for the 2019 International Edition were: Visit www.cemex.com for a full list of projects honored during the CEMEX Building Award 2019. SASB: EM-CM-130a.1

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 56 SUSTAINABLE COMMUNITIES Through our responsible business strategy, we foster transformational change in our company and the countries in which we operate. By close collaboration with alliances, partners, and stakeholders, we maintain our social license to operate and shared value creation. +45,OOO YOUTH TRAINED 5 MILLION WOMEN TRAINED 3,700 IMPACT PROJECTS IDENTIFIED 3.5 M PEOPLE ACCESSED AFFORDABLE HOUSING SOLUTIONS CONSOLIDATED THE ARISE MEXICO NETWORK FOR DISASTERS PREPAREDNESS +14,300 YOUTH HAVE BEEN TRAINED AS ENVIRONMENTAL PROMOTERS We promote behavioral change by living by our company’s values, as well as the universal principles of the United Nations Global Compact, and integrating the UN Sustainable Development Goals (SDGs) into our products and services. By measuring our progress, we can accelerate the most pressing societal issues we are facing such as climate change, poverty, lack of education, and inequalities, among others. Through our meaningful dialogues with stakeholders, we continue to develop and strengthen trustworthy relationships to take action locally, accelerate solutions to challenges, and contribute to local economic development. Our more than 500 partnerships and strategic alliances worldwide have proven a key success factor in multiplying our positive impact on society. These collaborative alliances have enabled joint projects, best practices sharing and documentation, as well as pilots of socially innovative solutions throughout our different lines of action, contributing to SDG target 17.16. For example, in 2019, we led Making Global Goals Local Business – Mexico, with the support of UN Global Compact members, through which over 800 participants shared best practices to collaborate and play a more active role in the achievement of the UN 2030 SDGs. We’ve collaborated with 17.6M people in more than 5,000 communities We also contribute to other underlying SDGs, including 1, 3, 4, 5, 12, and 17 through our community initiatives. GRI 102-40, GRI 102-44

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 57 We are aware of our industry’s negative impacts, and as part of our strategy, we work collectively to address them, including pollution, traffic, and biodiversity loss. To this end, we identify and manage our impacts and risks, create plans to diminish them through a management process, and build competences in our employees. Through our policies, processes, and continuous training, we foster accountability and transparency across our operations. In addition, through constant stakeholder dialogue, we co-create solutions across our operations and our value chain, strengthening youth employability, women’s economic empowerment in the communities, inclusive business models, environmental restoration programs, innovation integration, and evolving mindsets to solve global challenges. COMMUNITY ENGAGEMENT AND DIALOGUE Our responsible business strategy creates a better future for society by fostering sustainability and resiliency and, ultimately, improving our stakeholders’ quality of life and well-being through a culture that: CONTRIBUTES TO OUR LICENSE TO OPERATE CREATES A POSITIVE EXPERIENCE FOR OUR STAKEHOLDERS CREATES SHARED VALUE STRENGTHENS OUR BRAND To implement this strategy, we co-create Community Engagement Plans (CEPs) by aligning both our business priorities and local needs. CEPs allow us to collaborate and invest together with communities through four community investment pillars: In 2019, our committees conducted more than 400 formal and informal stakeholder dialogues globally. Our stakeholder dialogue process proactively engages local communities and stakeholders to interact openly and directly to build trust, understand their needs, address their concerns, provide feedback, co-create projects and programs, and tackle shared value opportunities together. Through our CEP community initiatives, we also contribute directly to other underlying SDGs, including 1, 3, 4, 5, 12, and 17. To date, 51 cement plants and selected aggregate operations have CEPs and social risks mapped. As a result, we have worked together to positively impact more than 17.6 million community partners globally, advancing 58% towards our 2030 goal of 30 million community partners. EDUCATION and capability development for employability SOCIAL AND ENVIRONMENTAL innovation and entrepreneurship SUSTAINABLE and resilient infrastructure and mobility CULTURE of environmental protection, health and safety Our committees conducted in 2019 more than 400 formal and informal stakeholder dialogues globally Each CEP is comprised of initiatives, projects, and programs conceived through participative processes and focused on developing people, communities, and preserving the environment. Our CEPs integrate the UN SDGs into our investment pillars to enhance accountability, transparency, and track progress towards our goals. To foster regular internal and external dialogue that informs and guides our CEPs, we organize inward-facing and externally oriented responsible business committees. These multi-disciplinary committees contribute to the management of community issues, provide expert opinion on topics of concern to stakeholders, make commitments to follow-up on issues related to their areas, and contribute to the design, execution, and evaluation of our stakeholder engagement efforts. For example, in France, our Corporate Social Responsibility (CSR) coordinator network contributes to the dissemination and acceptance of CSR topics within our operations. GRI 102-40, GRI 102-42, GRI 102-44

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 58 RESPONSIBLE PRACTICES ALIGNED WITH COMMUNITY INVESTMENT PILLARS Through our four community investment pillars, we are activating local actions that contribute to the transformation of communities globally and create shared value. 1. Education and Capability Development for Employability Education is key to facing current and future challenges; that is why we promote quality education, infrastructure, and appropriate nurturing environments in the countries with which we work. We also focus on developing technical and soft skills and competencies that foster employability and seek to maintain an adequate future workforce for our company. As a result, communities are more self-sufficient and empowered. By facilitating access to relevant technical and vocational skills for young people and adults, we contribute directly to SDG targets 4.3 and 4.4. We also contribute to SDG targets 8.5 and 8.6 by involving non-educated, employed or trained (NEET) or graduate age youth in different programs that foster employability. We support different education initiatives—from formal education scholarships to development of capabilities for employability—as well as awareness of cultural topics such as youth employability and women’s economic empowerment. LEARNING IN COMMUNITY CENTERS A significant part of our efforts concentrates on Community Centers, or non-traditional classrooms, located where we operate, which offer a wide variety of courses to develop the skills and competences for sustainable communities. These courses are not only an integral response for people of all ages to expand their knowledge, but also empower focused groups such as youth and women. In 2019, we had 40 Community Centers that offered more than 1,592 workshops to over 26,200 annual participants in Egypt, UAE, Colombia, Costa Rica, Panama, Puerto Rico, Mexico, and the U.S. COLLABORATING WITH LOCAL SCHOOLS IN THE UK In the UK, reduced funding for arts programs limited local schools’ classes on this important subject. Recognizing the potential impact of art classes on creativity and innovation, CEMEX created a project that could not only satisfy this need, but also provide the future workforce with necessary job skills. Specifically, CEMEX partners with schools and education facilities throughout the country in order to create workshops and curriculums oriented towards STEAM (Science, Technology, Engineering, Art & Math) learning, as well as recently integrated subjects on the circular economy and UN SDGs. Moreover, tickets sold from art shows provide an additional source of income for schools, which can be targeted for further expansion of the project. To date, we have collaborated with 15 local schools, with 700 students taking part in the training. Our partners are currently measuring the real impacts on students and the local economy. IMPROVING QUALITY OF LIFE AND WELL-BEING EDUCATION AND CAPABILITY DEVELOPMENT FOR EMPLOYABILITY SUSTAINABLE AND RESILIENT INFRASTRUCTURE AND MOBILITY SOCIAL AND ENVIRONMENTAL INNOVATION AND ENTREPRENEURSHIP CULTURE OF ENVIRONMENTAL PROTECTION, HEALTH & SAFETY GRI 102-40, GRI 102-43, GRI 102-44

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 59 YOUTH EMPLOYABILITY AND ENTREPRENEURSHIP SKILLS At CEMEX, we are acting to eradicate youth unemployment, strategically building the foundation for our future growth. Along with all of our industry peers, we are experiencing an aging workforce, which if unaddressed, could result in the loss of skilled and knowledgeable labor for our business continuity. Hence, it is of vital importance for our company and our industry to rethink practices for attracting, retaining, and engaging young and innovative talent. By developing youth employability capabilities, we bridge the gap between current skills and the needs of our future industrial ecosystem. According to the forecast of the International Labor Organization, in 2019, the expected global unemployment rate was 4.9%, while the youth unemployment rate was 11.8%; this meant that 59.1 million youth aged 15 to 24 could not find a job. In total, youth represented 33% of unemployed people worldwide. This phenomenon has grown in scale throughout the years. There are several reasons behind this trend, such as an ever-increasing population, limited economic growth, and more importantly, a gap between skills learned by students and the needs of employers. Additionally, people who have experienced youth unemployment face lower average future earnings, thus limiting the productivity and growth of future generations and affecting the overall business environment. Through New Employment Opportunities (NEO), a multi-stakeholder alliance involving government, civil society, academia, and the private sector, we offer employment and training opportunities to close the gap between youth’s skills and employer demands for a qualified workforce in Mexico—providing high-impact, market-relevant training and guidance and employment services to disadvantaged youth and mobilizing companies’ support. Among our initiatives, we reinforce the quality of upper secondary technical education programs, including comprehensive courses and workshops in soft skills such as resilience, teamwork, and communication. Graduates have achieved a 74% placement rate six to nine months after finishing the NEO model. Moreover, graduates in Nuevo Leon, Mexico, earn three times the state’s average salary—which not only proves beneficial for them, but also fosters community development through increased local expenditures. THE ALLIANCE FOR YOUth (ALL4YOUth) In 2019, CEMEX joined the Global Alliance for YOUth (All4YOUth), a global business alliance of more than 200 companies that seeks to strengthen the capabilities of young people aged 18 to 29 to enter the professional world. All for YOUth aims to reduce school dropout rates, contribute to young people’s employability, and allow them to develop skills for the workplace of today and tomorrow, thus contributing directly to SDG target 8.6. Our participation in this alliance is expected to enable more than 65,000 young people by 2022. Until now, our company’s employability programs have already reached more than 45,000 youth, mainly through New Employment Opportunities (NEO), as well as other programs across our worldwide operations such as a practice site for natural science and forestry students in Spain and a driver apprenticeship program in the UK, among others. Thus far, our company’s employability programs have already reached 45,000 youth, mainly through New Employment Opportunities (NEO). GRI 102-40, GRI 102-43, GRI 102-44

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 60 WOMEN’S ECONOMIC EMPOWERMENT IN THE COMMUNITIES Although we have observed a worldwide change in the de-stigmatization of social roles traditionally allocated to certain genders, there is much to be done in this realm. According to United Nations Entity for Gender Equality and the Empowerment of Women, also known as UN Women, it is estimated that gender gaps cost the economy an average of 15% of GDP. In addition, while educational attainment has increased for the majority of women, this does not necessarily translate to better opportunities. Women’s inclusion is not only a matter of social justice, but also an economic and business imperative. Our Community Diversity and Inclusion Model fosters women’s economic empowerment in the communities through education and capabilities development, enabling them to become agents of social change within their families and communities through four pillars: SELF ESTEEM EDUCATION AND HEALTH DEVELOPMENT OF TECHNICAL CAPABILITIES DEVELOPMENT OF ENTREPRENEURSHIP AND EMPLOYABILITY CAPABILITIES We develop the technical and leadership capabilities of women of all ages to empower them economically, through employment or entrepreneurship, contributing directly to SDG targets 10.2 and 8.5. For example, in Poland, through community dialogue, we detected a need for development courses for women, as the municipalities in which our plants are located have a higher unemployment rate for women than other communities in the vicinity. We observed that they lacked training designed specifically to strengthen participants’ potential to promote social and professional activation. Hence, we designed a training program aimed at developing soft skills, comprising subjects such as emotion management, oral and verbal communication, and result orientation. As a result of this training, we observed a 27% increase in the participants’ knowledge and skills. Additionally, 33% of participants found or upgraded their jobs after taking part in this workshop. In Latin America, through our partnership with the Organization of American States (OAS) and the Trust for the Americas, we continued to develop entrepreneurship and soft skill capabilities in women via VIVE (Ven, Inspirate y Vende). We are convinced that—through a cultural shift focused mostly on women, children, and youth as the main actors—we can multiply our actions. For instance, in partnership with ANSPAC, our Panama operation has provided an entrepreneurship capacity training program over the past 11 years. In 2019, we provided training to more than 5,000 women in Latin America. We further adopt and integrate the UN Women’s Empowerment Principles in our community initiatives and advocacy, leading by example in Poland, leveraging our partnerships with OAS, promoting women’s leadership and community consultation initiatives, as well as by providing grants to support community business initiatives. 2. Sustainable and Resilient Infrastructure and Mobility We have developed self-sustaining business models in the construction industry to improve the livelihoods of the countries in which we operate. Through these models, we support society by building durable infrastructure that contributes to the resilience of our communities. We further bring together our communities and local authorities to tackle critical social issues such as credit, housing, employment, basic services, resilient infrastructure, and public spaces. In 2019, together with OAS and ANSPAC, we provided training for more than 5,000 women in Latin America. GRI 102-40, GRI 102-43, GRI 102-44

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 61 INNOVATION IN ACTION: GROWING PLATFORM Our culture of innovation—together with the crucial support of our senior management—has enabled us to expand our Growing Platform of shared value programs across Latin America. Comprised of our Patrimonio Hoy, Construyo Contigo, ConstruApoyo, Yo Construyo, and Clean Cook Stoves programs, this innovative platform addresses the main problems inherent to poverty and inequality in vulnerable communities, such as housing, land ownership, access to basic services, unemployment, and financial inclusion through micro-credits and other services. We further strengthen community programs through our collaboration with people, local authorities, academic institutions, and non-governmental organizations (NGOs). The new jobs created under our Growing Platform’s initiatives, as well as the cost savings that result from access to affordable housing and services, directly reduces the proportion of men, women, and children of all ages living in poverty in all of its dimensions, contributing to SDG 1, 10, and 11 through targets 1.4, 10.1, and 11.1. PATRIMONIO HOY tackles the lack of affordable housing in low-income communities, enabling those with low startup capital and income to afford high-quality materials and technical assistance, contributing directly to SDG target 11.1. In 2019, 13,322 families participated in this program, through which they gain access to our company’s network of contractors, support with land ownership, a micro-credit loan with a customized financial plan, and reduce the time and cost of building a home by 30%. The program has operated in Mexico, Costa Rica, Colombia, the Dominican Republic, and Nicaragua. Its ultimate goal is to foster home safety and quality, while positively impacting partners’ health, wealth, and education. Since our launch of this groundbreaking social business model in 1998, we have reached 2.96 million participants in this underserved market. CONSTRUYO CONTIGO is a flexible business model that brings our building products and solutions to low-income families living in substandard housing who require a partial subsidy and/or micro-loan in order to make home improvements or build new homes. It reduces the construction time to build a 44-m2 house from 15 years to three to six months and develops skills that enable homeowners to upgrade their homes. Through partnerships with governments, our Centers for Self-Employment enable them to receive technical assistance and training regarding the production of building materials, including concrete blocks and other components that they can use to expand their homes. This model promotes job creation and self-employment, contributing directly to SDG target 11.1. In 2019, 5,594 families accessed quality affordable housing and employment through our Centers for Self-Employment in Guatemala, Nicaragua and Mexico. Since 2006, 70,824 families have taken part in this program. INTEGRAL URBAN TRANSFORMATION According to the World Bank, seven out of 10 people will live in cities by 2050, and there are currently 1 billion urban poor. Rural migration to urban locations leads to irregular dwellings that lack appropriate services and infrastructure to achieve economic growth, thus intensifying a vicious cycle throughout generations. CEMEX’s Urban Transformation Model integrally transforms highly marginalized urban areas into sustainable and resilient communities. Launched as a pilot in 2015 in Mexico, this model promotes an intersectoral governance system that generates policies for investment in these zones, creates multi-stakeholder projects, empowers communities through capacity building, and fosters ethics and leadership through community committees that participate in policy change. By 2019, more than US$3.2 million from different partners have been invested in infrastructure development agreed upon by community committees. Additionally, a total of 10 public spaces, including parks, gardens, dumpsites, community centers and plazas had been restored and the largest mural in Latin America (25,000 m2) had been created. Since 2019, we have also piloted a waste traceability app to optimize waste management and promote the circular economy in the vicinity. The model developed from this innovative living lab can and will be replicated in other countries in the coming years. GRI 102-40, GRI 102-43, GRI 102-44

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 62 YO CONSTRUYO, a program executed by the Centro CEMEX-Tec of Monterrey, which provides students from all ages and genders the technical know-how for building their own homes or providing services, certificating skills, thus ensuring affordable quality construction and strengthening our value chain. It promotes high-quality and cost-effective building, as well as the use of sustainable criteria, including energy saving and affordable green technologies. Participants become new customers as they improve their homes and provide services to others. This strategy contributes to SDG target 4.3. In 2019, 1,300 people took part in this program in Mexico with the potential to pursue entrepreneurial career paths. CONSTRUAPOYO is an inclusive business that enables micro finance entities and distributors from our value chain to offer financial solutions to do-it-yourself (DIY) homeowners, so they can acquire construction materials to improve their homes. ConstruApoyo utilizes flexible technology that allows other entities, such as private companies and governments, to provide funding for upgrading housing, including relief projects, and to deliver building materials clearly and efficiently. Operating in conjunction with our Construyo Contigo platform, through this program, since 2006, we have partnered with 184,103 individuals, helping to make transparent transactions that reach people in need. CLEAN COOK STOVES is a business model that enables our company and social entrepreneurs to reach new markets with cleaner, healthier cooking solutions through the production and commercialization of concrete cook stoves. By partnering with microfinance institutions (MFIs), government, and local women’s groups, we have reached more than 24,000 households since 2014. The implementation of these clean cook stoves has improved the families’ quality of life—saving time in the collection of firewood and cooking and reducing the risk of lung diseases, eye infections, and burns by open stoves. During 2019, we installed 1,383 ecological stoves in 158 communities in Mexico. RESILIENCY AND URBAN TRANSFORMATION STRATEGY According to the World Bank, 26 million people are left in poverty yearly due to disasters. Disasters are socially constructed; they are a result of natural or anthropogenic phenomena and human activity. Rapid, extensive migration results in infrastructure incapable of serving this constantly growing population and thus increased risks. DISASTER PREPAREDNESS IN THE PHILIPPINES The Philippines is highly vulnerable to typhoons, floods, and earthquakes, with the frequency of natural disasters increasing due to climate change. According to the Asian Development Bank Institute, the country was impacted by several calamities that resulted in total damage of US$20 billion and 23,000 deaths between 2000 and 2016, affecting close to 125 million people. Disaster preparedness is essential to lessen the impacts of floods, earthquakes, volcanic eruptions, landslides, and other natural disasters on vulnerable communities. By having a coordinated plan in place when disaster strikes, numerous lives can be saved and resources may be spared. Our company’s response to these challenges is the Barangay Alerto program, a holistic comprehensive disaster-preparedness training program. It covers risks from landslides, earthquakes, floods, typhoons, and other emergencies. In addition, the program is complemented by several preventive measures in terms of equipment. During 2019, we developed the program as a concrete response to the aftermath of the unfortunate Naga landslide in order to minimize the country’s vulnerability to future disasters. Working with government and NGO partners to implement the program, we designed a course that teaches emergency preparedness, disaster management, and community resilience. Additionally, we installed early warning systems in strategic locations and provided medical equipment to community health centers. Our partners designed a board game for children to learn about disaster and emergency preparedness in an interactive way. Moreover, we are developing an app for sending distress calls when in a risky situation. This year, 500 community leaders were trained, and we expect them to replicate their knowledge among their constituents GRI 102-40, GRI 102-43, GRI 102-44

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 63 Through our Resiliency and Urban Transformation Strategy, we transfer our knowledge for promoting a culture of prevention and rapid disaster response. This year, through our participation on the ARISE Global Board, we consolidated the ARISE Mexico National Network, which works to build cities’ disaster preparedness and prevention, considering resilience as key to sustainable development. In collaboration with the United Nations Office for Disaster Risk Reduction (UNDRR), ARISE Mexico is a voluntary private sector group that works to build resilient cities in partnership with the public sector, academia, and civil society organizations. Recognized by the UN on an international level, 250 companies and organizations are members of the network to date, with a board comprised of 15 institutions. We work together on four priorities contributing to the Sendai Framework for Disaster Risk Reduction: REDUCE the number of people affected worldwide by disasters REDUCE economic loss directly caused by disasters REDUCE vital infrastructure damage caused by disasters, as well as the interruption of basic services INCREASE the number of countries that have risk reduction strategies at a local and national level considerably. Disaster management and resilience is not only fundamental to foster populations’ continued economic development, but also important to our core business as shown in the graphic on the right—demonstrating how all of our inclusive business solutions align with different attention phases. Through this initiative, we contribute to SDG target 13.1. In 2019, we provided one train-the-trainer workshop with 73 ARISE Mexico promoters that will multiply the effect of national training in business resiliency. We also provided four training workshops with 193 participants. We further celebrated a national forum for resiliency with more than 800 participants, reaching national agreements with the participation of 18 countries in order to increase urban resiliency. Finally, through our Post Disaster Recovery Project, we have participated in the reconstruction of housing affected by the 2017 earthquake in Oaxaca and Chiapas, Mexico. To date, we have built 139 houses through a mixed finance scheme including public and private partnerships working with 1,796 people through our integral response program. BUILDING MORE RESILIENT SOCIETIES IN MEXICO Our Priority SDGs PROSPECTIVE MANAGEMENT Inclusive Businesses ConstruApoyo Patrimonio Hoy Risk Management ARISE Brigade Course Active Community CEMEX-TEC Center for Sustainable Communities Social Entrepreneurship REACTIVE MANAGEMENT Infrastructure Improvement Support Volunteering First Response: Loan of machinery for cleaning Collection of emergency food supplies and delivery logistics Fast Response Team CORRECTIVE MANAGEMENT CEMEX-TEC Center for Sustainable Communities Environmental Restoration Yo Construyo Construyo Contigo Building certification Integral Offer Rural roads Bridges Roads We contribute to the priorities of the Sendai Framework Reduce the NUMBER OF PEOPLE AFFECTED worldwide by disasters Reduce ECONOMIC LOSSES caused directly by disasters. Reduce DAMAGE caused by disaste

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 64 3. Social and Environmental Innovation and Entrepreneurship We provide innovative, sustainable solutions to social and environmental issues by supporting, promoting or otherwise contributing to organizations and activities that create disruptive ideas. Our social innovation and shared value creation position us as a benchmark in responsible business. In addition we support local entrepreneurship through training or acceleration in order to boost local economies. RURAL BUSINESS ENTREPRENEURS PROGRAM IN COSTA RICA This program enables rural entrepreneurs in Costa Rica to build the capacity to sell their products directly to markets with substantial commercial potential. Program winners receive personalized attention and technical training to market their products to supermarket chains and to receive capital investment for their project. Overall, this program boosts local economies and generates a positive social impact in less developed areas of the country by increasing the income of small producers, generating employment, empowering vulnerable groups, fostering direct marketing, and creating access to formal markets. A key success factor of this program is our multi-sector alliances with federal and local governments, academia, media, and the private sector. By 2019, 10 products from different rural business entrepreneurs had been introduced to national supermarket chains and were expanding successfully. IN THEIR OWN WORDS Luis Octavio, the older son of Francisco, works as a farmer in the family cornfield, mainly growing corn and coffee. Chiapas Integral Response Program The program has allowed him to learn a trade. “I like masonry, I had previously worked as a ‘chalan’...but never as a mason.” He started working in our integral response program as an assistant to Salomon (the head of the group). After spending some time learning, he turned into a head of group too. Luis Octavio built nine houses during our integral response program, including his own. Lessons Learned The head of the group ensures the well-being of those he works with through safety measures in order to avoid accidents. “Thus everyone can work in peace.” Luis Octavio mentions that he has learned how to manage limited resources. The building of the foundation is the hardest part due to the measurements. This was an important challenge. Luis Octavio would like to work in construction, “I like it very much. I feel well. I love the job.” What do you think of your new house? “The house is what I dreamt of.I feel very satisfied. It is great to see the finished house. Demonstrative Data Before the program: US$63 monthly income During the program: US$249 monthly income The monthly income after the program is to be studied in the near future. GRI 102-40, GRI 102-43, GRI 102-44

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 65 THE CEMEX-TEC CENTER FOR SUSTAINABLE COMMUNITIES Since its foundation in Mexico in 2010, the goal of the CEMEX-Tec de Monterrey Center for Sustainable Communities is to establish and redesign sustainable communities through applied research, innovation, and entrepreneurship programs, creating opportunities for collaboration with academia, civil society, and the public and private sectors in order to raise the quality of life in rural and urban environments. The Center consists of several multi-sectoral programs: KNOWLEDGE TRANSFER PROGRAMS Through these programs, we promote entrepreneurship, employability, and a culture of self-management and capacity development in communities. Examples of these programs include Yo Construyo, which promotes self-employment in the field of construction, and the Community Environmental Restoration Program, which promotes local networks for the generation of environmental initiatives. RESEARCH AND CONSULTING Through Social Baseline Studies, we evaluate communities surrounding our operations, aiming to improve access to safe, affordable services, while making them more resilient and self-sufficient, contributing directly to SDG 11 through targets 11.1, 11.2, 11.3, and 11.6. The Center has conducted 14 studies of the socio-economic context of communities in Mexico, Colombia, Costa Rica, and Panama. Through these studies, a multidisciplinary group of researchers from the Center generate models to reconfigure urban and rural areas and involve inhabitants to create proposals for community improvement. PARTNERSHIPS FOR SUSTAINABLE DEVELOPMENT We are part of an intersectoral collaboration platform of more than 28 thousand partners, facilitating leadership, application of models and connectivity between academia, entrepreneurs, companies, NGOs, multilaterals, and community partners, with the objective of fulfilling the UN 2030 Agenda. We are active members in networks such as UN Global Compact, ARISE, RedEAmerica, and Red SumaRSE. UN Global Compact facilitates action for social progress, ARISE aims to increase resilience, RedEAmerica promotes sustainable communities, and SumaRSE executes joint high-impact initiatives at the local level. THE CEMEX TEC-AWARD The CEMEX-Tec Award annually recognizes entrepreneurs and students who develop high-impact projects that foster sustainable development. and social innovation. The Award includes training, financing, and networking, contributing directly to SDG 8 targets 8.2, 8.3, 8.4, and 8.6, and is open to students, entrepreneurs, and new micro, small, and medium social enterprises (MSMEs) from all over the globe. In 2019, this Award recognized 33 high-impact projects from entrepreneurs and innovators in 16 different countries, creating a unique social impact ecosystem comprised of innovative students, social and community entrepreneurs, and leaders of multi-sectoral collaborative action initiatives. In addition to the Award’s existing Transforming Communities and Social Entrepreneurs categories, this year we launched two new categories: Community Entrepreneurship and Collaborative Action. Throughout its history, the CEMEX Tec Award has built an ecosystem of 3,700 social innovators and projects from 74 countries. To achieve this worldwide participation, the CEMEX-Tec Award partners with important and innovative global institutions such as Ashoka, MassChallenge, Impact Hub, Makesense, and the Sirolli Institute, together with 600 universities and more than 100 academic partners. The Award has built an ecosystem of 3,700 social innovators and projects from 74 countries GRI 102-40, GRI 102-43, GRI 102-44

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 66 EXEMPLARY CEMEX-TEC AWARD WINNERS YOUNG SDG INNOVATORS CPlantae is a Mexican company that designs and commissions innovative water treatment systems based on biotechnology. They observe nature’s processes to replicate what took millions of years of evolution in their products. Through water access and sanitation, their solutions contribute to SDG 6. The company’s systems have gained national and international recognition. “The CEMEX-TEC Award has been one of the most enriching experiences we have had at CPlantae. It has not only provided us with an expanded vision for our social business model, but also equipped us with the necessary tools... It has taken us into a social entrepreneur family in which we take care and support each other, regardless of how long it has been since we last met. There is no doubt that the shared experiences have enriched and optimized our model, as well as the way in which we make decisions today.” Jose Luis Robles, Cofounder and Director of CPlantae, 2014 Winner En Pro de la Mujer is an organization that fosters women’s economic empowerment in rural Oaxaca, a state with high poverty and a pronounced gender gap, ,. The vision of En Pro de la Mujer is to facilitate income creation and capabilities in the women with which they work, so in the future, they can form rural enterprises with a cooperative spirit. They achieve this goal through sustainable production projects, as well as the consolidation of rural production societies led and made up of women. To date, they have worked with 65 women to grow and harvest hibiscus, the women also run a bakery. For Haydée Reyes, the organization’s founder, the women they work with, “require just a little push for them to believe in their own worth and be able to create their own ventures. The Award allows these women to keep moving forward and reach their goals.” “What we have lived this week, along with other winners of the CEMEX-TEC Award, is teachings, lectures and lots of reflection, for us to absorb and make our organization better.” Haydée Reyes, Founder of En Pro de la Mujer, 2019 Winner This year, 30 innovative young intra-entrepreneurs were selected from across the globe to participate in the UN Global Compact’s Young SDG Innovators Program. This 10-month accelerator program enables these promising young intra-entrepreneurs to collaborate and accelerate business innovation towards the 2030 Agenda. Through this program, these future business leaders and change makers enjoy the opportunity to develop and drive innovative solutions through new technologies, initiatives, and business models and to deliver on our company’s sustainability objectives. Two young SDG innovators from CEMEX were selected for this program. “I’m passionate about using my work and expertise to enable society to find sustainable ways of development and community benefit. I was encouraged by my supervisors to participate. This kind of initiative implies both a challenge and an opportunity to create a competitive advantage. I hope that this program will help us to ignite the implementation of our ideas and see them transformed into effective actions to eradicate poverty, protect the planet, and ensure prosperity for all.” Oscar Bautista, R&D, CEMEX Central “Over the next months, I’ll be working on developing an innovation ecosystem for CEMEX in Mexico, in which all private, public, and civil society organizations can collaborate to benefit society. I think the UN Global Compact is doing something great by bringing together young people from different backgrounds, industries, and countries and giving us the tools to further develop the vision that we all have in mind, which is contributing to a better world!” Jesus Arcos, Planning, CEMEX Mexico GRI 102-40, GRI 102-43, GRI 102-44

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 67 4. Culture of Environmental Protection, Health, and Safety We use resources sustainably, encourage a proactive attitude to diversity conservation and restoration, and reinforce a culture of health and safety in communities and cities. We act to reduce the degradation of ecosystems by partnering to protect and restore endangered areas, contributing directly to SDG target 15.1. For example, through our PRAC program, we have trained more than 14,000 environmental promoters to diagnose and solve local sustainability issues; additionally, they contribute to our quarries’ certification through the Wildlife Habitat Council. FOSTERING INTEGRAL RURAL DEVELOPMENT Our Integral Program for Rural Development fosters and protects local flora and fauna, contributing to the preservation of endangered species such as the Mexican wolf—a critically endangered or possibly extinct species in the wild. Since 2016 77,000 hectares with six vegetation types are under conservation in Mexico. Additionally, more than 1 million plants have been planted on 1,000 hectares. With more than 40 partners from the private sector, academia, and government, this program generates employment opportunities for highly marginalized populations through entrepreneurial projects that create handmade products such as apple jam, which was recently introduced for sale to local markets. As a result of this program, more than 18 entrepreneurial projects were developed with annual sales of more than US$62,000. POLLINATOR PRESERVATION IN THE USA BAT CONSERVATION IN GERMANY SOLID WASTE COLLECTION, SEGREGATION, AND REDUCTION Pollinators transfer pollen from plant to plant, contributing to food production, ecosystems, and the global economy. To restore declining populations, CEMEX USA creates pollinator habitats with the Wildlife Habitat Council and other local partners to conserve monarch butterfly populations, contributing to the United States’ National Pollinator Health Strategy. We further partnered with stakeholders to produce state-specific native landscaping guides to increase awareness of the environmental benefits of native landscaping and to provide technical advice to create a beneficial habitat. To date, we created 25 habitat areas and reared and released butterflies. In 2019, we planted more than 400 flowering plants and distributed hundreds of milkweed seeds to expand the monarch habitat. Bats provide ecosystem services such as pollination, seed dispersal, and pest control. Their conservation is of special importance for biodiversity. CEMEX has worked for more than 20 years to create alternative quarters for the hibernation of bats in Rüdersdorf. Our mining operations take the bats into consideration, and from October to April, we do not use explosives in the area near the old, underground routing systems and suspend limestone mining. Additionally, we work with local nature conservation groups to monitor and document the bat population, some of which are under national and European protection. Controlled dumpsites and landfills in the Philippines are limited. Around 85% of waste is deposited in uncontrolled dumpsites. Of the total waste generated, 28% is recyclable. While recycling centers exist, there is a great opportunity to reduce solid waste and the resulting cost of landfilling. In 2017, CEMEX launched the TSEK program to promote the proper collection and segregation of dry waste by households in partner communities, which is then brought to our plant for co-processing. We celebrate a monthly raffle, which is further supplemented by information campaigns, seminars, and capacitybuilding programs for household members. Working in partnership with local governments, through this program, 149.2 metric tons of waste were collected from 2018-2019, impacting a population of 294,282 people. As a result of this program, 18 projects were developed with annual sales of US$62,000 GRI 102-40, GRI 102-43, GRI 102-44

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 68 In Colombia, as part of a multi-stakeholder partnership, we are supporting the town of Maceo to become the first zero waste municipality in the country. Through a waste analysis, it was observed that 70% of Maceo’s waste could be composted or recycled and 30% could be used as alternative fuel in different industrial processes. In addition, organic residues can be used as fertilizer for the local agro industry. This project involves training, a public campaign, modification of collection routes, and installation of a compost plant. As a result, 40 tons of organic residues—which would otherwise use valuable landfill space— are expected to be collected monthly and used as compost. In 2018, there were 102,299 road accidents with injuries in Spain. Vulnerable users such as pedestrians and cyclists represent 48% of the country’s deaths from traffic accidents. To promote road safety in Baleares, Spain, we collaborated with several partners to found PLEASE, a platform that aims to increase respect and understanding among road users. Among its activities, PLEASE conducts campaigns to increase awareness, including debates among drivers of heavy-duty vehicles and cyclists, road safety training courses, dissemination of best practice videos through social networks, and creation of a rulebook shared with citizens to promote road safety. As of 2018, we have had 350 attendees at PLEASE events, and this platform has proved particularly useful for sharing multiple points of view from different road users, while addressing emerging sustainable mobility issues. MISSION ZERO: SHARING THE ROAD SAFELY In Mexico, 16,000 people die in traffic accidents yearly; 2,200 are children. To tackle this problem, our Mission Zero strategy seeks to reduce risks, generate awareness, and aims to ensure people safely share the road. We aim for zero road fatalities and serious injuries in our operations and the communities in which we operate. Through this strategy, we search for solutions, including: PROPER LEGISLATION EDUCATED USERS DESIGN AND INFRASTRUCTURE UPGRADES This strategy comprises: enhancing unsafe roads; training public servants and citizens on mobility issues; and communicating strategically to raise awareness. To date, we have implemented this strategy in 23 municipalities, attracted 787 volunteers, and impacted 25,000 people. VOLUNTEERS UNITE WITH COMMUNITIES Through our global CEMEX UNITE Volunteers Program, our employees actively engage in skilled and hands-on activities that tackle the world’s greatest challenges and improve the quality of life and well-being of communities. Our employees further realize their purpose by participating in skilled volunteering, enabling everyone to participate in building a better future. Through this program, our employees participate in volunteer activities during work hours, as well as locally extended volunteer programs over the weekend—allowing them to share the experience of volunteering with their families. As One CEMEX community, we celebrated all of our yearly volunteering activities on International Volunteering Day, December 5, 2019, in countries such as Croatia, the Czech Republic, Israel, Guatemala, Nicaragua, the Dominican Republic, and UAE, sharing our values and building a better future for everyone. CEMEX UNITE Volunteering strategy is now global with supporting communication tools and digital platforms. Together with our CSR and HR network, we continue working as One CEMEX under one umbrella to leverage our employees’ skills and interests. In addition, in 2019, we published our global guidelines, which were translated into local policies that highlighted the benefits of volunteering for both society and the volunteer. GRI 102-40, GRI 102-43, GRI 102-44

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 69 Through CEMEX UNITE, we develop capabilities through volunteering experiences such as building digital capabilities to foster future women at work and to advance youth employability. For instance, according to CONALEP, Mexico’s school dropout rate for technical careers is 50%, harming the future career prospects of students. That is why we have partnered with other companies to teach socioemotional skills to students in Nuevo Leon. Through this initiative, we impacted 488 youth in this state alone in 2019. We also encourage increased environmental awareness through hands on experiences, including the cleanup of national parks such as La Huasteca, a picturesque park and cultural heritage site located along the Gulf of Mexico. Throughout the year, our employees continued to act as global citizens and contributed to cleaning this magical space together with family and friends. VOLUNTEERING FOR YOUTH WITH INJAZ EGYPT CEMEX UNITE IN THE UK INJAZ is a nonprofit dedicated to empowering young people by providing the necessary tools for entrepreneurship or employment through appropriate programs, including financial literacy, work readiness, and entrepreneurship. We partnered with INJAZ Egypt to launch a joint volunteering program, where employees could volunteer. This year, our volunteers contributed 256 hours to this cause. “These were priceless moments with kids! Making them understand big things in a funny simple way and watching them digest happily and with gratitude made me feel excited and very enthusiastic to repeat it again and again.” Mohab Fowzy, Business Development and ERM Director “It has been for me a unique experience where I had the chance with INJAZ to fulfill my social responsibility towards these beloved children who were very responsive and fun with great characters. We learnt a lot together, thanks for the opportunity.” Ahmed Younes, HR Administration Specialist Volunteering allows our employees to give back to the community through various activities. This increases not only the communities’ quality of life and well-being, but also our volunteers´ wellbeing. Among our UK volunteers’ observations over the past year: 78% say they enjoy lower stress levels; 96% mention how this experience strengthened their sense of purpose in life; 80% say this made them feel they are in control of their health; 95% feel they are making their community a better place; and notably, 25% say this experience enabled them to manage chronic illness. Our volunteer strategy makes a positive impact on three social spheres: communities, our organization, and our business, while contributing to SDGs 8, 9, 11, 13, and 15. We expect to increase our annual volunteer participation to 30% by 2020, seeking to ensure that our employees improve their workforce experience and contribute to their sense of purpose, engagement, and the betterment of communities. In 2019, 7,030 employees took part on volunteering activities in all the countries we operate. By continuously collaborating as One CEMEX, we are committed to building a better future together through our responsible business strategy, ensuring our contribution to the UN SDGs, which are a catalyst for innovation and growth. We expect to continue to address societal challenges by working with community partners, leveraging technology and innovation, and sharing best practices to scale and accelerate our progress. We aim to increase volunteer participation to 30% by 2020 GRI 102-40, GRI 102-43, GRI 102-44

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 70 RESPONSIBLE SUPPLIERS At CEMEX, our success depends on responsible supplier relationships built on trust, respect, and mutual benefit. 80% OF OUR CONTRACTORS SPEND EVALUATED IN HEALTH & SAFETY PRACTICES SUSTAINABILITY ASSESSMENT EXECUTED IN 44% OF OUR COMPANY’S CRITICAL SPEND BUILDING STRONG RELATIONSHIPS WITH OUR SUPPLIERS The overarching goal of our Global Procurement Model is to guarantee the continuity of our operations—providing the best total cost while maintaining the quality of our products and services— using a strategic sourcing process that leverages the expert management and knowledge of our people throughout our organization. The flexibility and agility of our worldwide model enables us to support our operations’ evolving needs while seeking to provide economies of scale at country, regional, and global levels. Our Procurement team, together with our operations team, works very closely with our suppliers to present them with ongoing challenges to help them to develop their products, services, and businesses for the benefit of both their and our company’s business. We further enable our suppliers to take advantage of our global supplier network to enhance their competitive position and expand their markets. Our commitment to our values goes beyond our own activities. We continually work to engage and align our suppliers with our core values, including our enduring emphasis on health and safety, our innovation-driven culture, our unwavering pursuit of excellence, and our steadfast focus on integrity. We further integrate sustainability into our supplier engagement and procurement processes, while taking account of local and diverse suppliers. Aligned with our company’s principles, policies, and values, we are committed to engaging our suppliers to comply with CEMEX Code of Ethics and Business Conduct and Suppliers Code of Conduct. We closely cooperate with our suppliers to foster our continuous innovation and implement the most sustainable practices in our day-to-day operations. Our aim is to create a culture of communication that reflects the best relationship with our suppliers, while working towards our company’s objectives. These efforts support our priority SDGs 8, 11, 13, and 15. We work to engage and align our suppliers with our core values

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 71 SUPPLIER SUSTAINABILITY ENGAGEMENT As part of our Supplier Sustainability Program, we embrace the pursuit of economic performance, environmental quality, and social responsibility across our supplier relationships. SUSTAINABLE SOURCING PROGRESS 2009 2010 2013 2014 2016 2011 2019 2018 2017 2015 IDENTIFICATION of best practices in CEMEX countries PROGRAM VALIDATED by Corporate Sustainability IMPLEMENTED “Code of Conduct When Doing Business With Us” ESTABLISHED global contract with a specialized company to evaluate suppliers’ sustainability practices DEFINED a 2020 global target to assess 55% of procurement spend LAUNCHED Supplier Sustainability Program JOINED the UN Global Compact Advisory Group on Supply Chain Sustainability PILOT SUPPLIERS evaluated by a third party on Corporate Social Responsibility maturity JOINED the Cement Sustainability Initiative’s (CSI) Supply Chain RELEVANT SUPPLIERS invited to participate in assessment INITIAL SET of suppliers evaluated LARGER GROUP of suppliers evaluated MONITORED yearly objectives DEFINED 2030 ambition to assess 80% of our spend on critical suppliers with sustainability criteria H&S EVALUATION of at least 80% of contractors spend with access to facilities VERIFICATION of sustainability practices covered 44% of critical suppliers’ spend NEW SUPPLIERS “Code of Conduct When Doing Business With Us” released ACHIEVED BETTER RESULTS in the Supplier Sustainability Program certification, increasing the set of certified suppliers Verification of sustainability practices covered 44% of critical suppliers’ spend

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 72 SUPPLIER HEALTH & SAFETY At CEMEX, our commitment to the health and safety of our employees, suppliers, and partners is our top priority. In addition to our Supplier Sustainability Program, our Contractor Health & Safety Verification Program is designed to verify the health and safety practices of contractors with access to our facilities. The verification requires liability policies, risk premiums, health & safety manuals and procedures, and accreditations, among other requirements. Valid for one year, this evaluation helps us to verify that contractor companies know and comply with the health & safety processes and keep safe while working with us. For 2019, we reached our yearly goal of evaluating at least 80% of our company’s procurement contractors’ spend through a third-party organization that specializes in the evaluation of health and safety practices. To achieve this goal, we have engaged all of our operating countries and worked closely with our Global Health and Safety team to implement this key health and safety initiative. Now that all of our operating countries are on board and moving forward, we will work together with our Health and Safety teams to continue our annual assessment of at least 80% of suppliers with access to our facilities spend under our company’s global Procurement scope. Through various programs and processes, we engage suppliers and recognize their contribution to our business by maintaining sustainable practices and by delivering profitable and innovative solutions and services to our company and our customers. To foster our supplier sustainability engagement, we provide continuous communication and training to our Procurement teams on sustainability issues, so they can develop suppliers that are more closely aligned with our company’s sustainability principles. EXTENDING OUR SUSTAINABILITY COMMITMENT TO OUR SUPPLIERS Since 2010, our Supplier Sustainability Program has made an extensive commitment to sustainability across our value chain—communicating and promoting responsible practices. In collaboration with third-party evaluators, we invite our suppliers to perform a sustainability assessment based on ISO 26000 guidelines—covering social, environmental, health and safety (H&S), business ethics, stakeholder relationships, and financial performance standards. After our suppliers are evaluated, a specialized third-party firm analyses the information provided, prepares a consolidated report—including findings and conclusions from the assessment and identified opportunity areas—and proposes an action plan to close gaps, if any. This evaluation is periodically updated, and suppliers are expected to continuously improve their score. This grade is integrated into the supplier’s scorecard to track and reward suppliers that demonstrate advanced sustainability practices. We constantly learn from our suppliers and partners, gaining knowledge and experience from their sustainability practices. We’ve made improvements to our Supplier Sustainability Program based on these relevant insights, and with this in mind, we refined our former supplier assessment focus. Our 2030 goal is to assess at least 80% of the critical suppliers spend under our company’s Procurement scope. By critical, we refer to those business partners who can have a significant impact on our three core businesses: cement, ready-mix concrete, and aggregates. Specifically, this involves those suppliers who could affect the continuity of our operations, involve health & safety and environmental risks, and/or have the highest spend. 80% contractors’ spend evaluated on health and safety practices in 2019 Our 2030 goal is to assess at least 80% of the critical suppliers spend under our company’s Procurement scope

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 73 In 2019, we worked closely with our business units to evaluate the sustainability practices of our company’s critical suppliers with or without access to our facilities. Thanks to our collaborative efforts, we achieved and exceeded our annual target of 36%, assessing 44% our company’s critical suppliers’ Procurement spend with sustainability criteria—on a good track to achieve our 2030 goal of 80%. Moreover, during 2019, we consolidated all of our company’s European suppliers under one business unit, instead of seven separate countries, to facilitate our critical suppliers’ sustainability assessment. Also, we further leveraged our Supplier Sustainability Program by integrating and engaging the suppliers of the Trinidad Cement Group acquired in 2017, with operations mainly in Jamaica, Barbados, and Trinidad and Tobago. Annually, we recognize our suppliers’ outstanding performance under our Supplier Sustainability Program. In 2019, we officially acknowledged these three companies for their exemplary sustainability practices: Nicaragua Panamá Guatemala IMCA (Dominican Republic) Mygisa Constructora, S.A. de C.V. (Mexico) ILG Logistics, S.A. (Panama) Our Suppliers Code of Conduct is available in two different languages. Please visit cemex.com to learn more > SUPPLIERS CODE OF CONDUCT WHEN DOING BUSINESS WITH US Our company’s success is supported by supplier relationships that are built on trust and mutual benefit. Accordingly, we expect to manage our supplier relationships with honesty, respect, and integrity, offering equal opportunities to all concerned parties. As a member of the GCCA (Global Cement and Concrete Association), we adopt its principles in our Code of Conduct When Doing Business With Us; we expect our suppliers to honor our Suppliers Code of Conduct’s 12 principles: PROMOTE health and safety as a top priority UPHOLD decent working conditions GUARANTEE freedom of association and non-retaliation AVOID forced labor DENY child labor SEEK equality and fairness in supplier relations COMPLY with environmental regulations MANAGE environmental impacts REJECT bribery and corruption—anti-money laundering ENCOURAGE transparency and integrity MAINTAIN standard business practices related to gifts, services, and other courtesies ENHANCE equality and fairness in supplier relations FOSTERING OUR SUPPLIERS’ INNOVATION Driving innovation alongside our suppliers is a win-win for our company and our suppliers, enabling us to continuously improve our supply chain. Since 2006, through our Supplier Innovation Program, we have worked together with our suppliers to share their disruptive ideas to continuously improve our products, processes, and services. Since the beginning of this program, we have received more than 360 innovative ideas from our suppliers over the course of 18 different events.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 74 Importantly, during 2019, we merged our Supplier Innovation Program with our company’s global Smart Innovation Model. As a result, we will participate in strategic Smart Innovation Model events both globally and in our Mexico, USA, SCA&C, Europe, and AMEA regions over the course of 2020. SUPPLIER OF THE YEAR Our Supplier of the Year program acknowledges our suppliers for their safe, sustainable, profitable, and innovative solutions and services for our company and our customers. During 2019, we implemented this program in several countries, recognizing those suppliers with outstanding performance in the categories of Health & Safety and Sustainability. ENABLING DIGITAL PROCUREMENT Aligned with our company’s digital transformation, we are implementing digital procurement initiatives throughout all of our company’s operations. CEMEX MARKETPLACE is a digital platform that increases the visibility of vendors, products, and prices across territories and business lines, enabling our company’s end users to efficiently purchase the right product at the best price. This innovative marketplace shifts from traditional procurement methods to an agile digital commercial space, providing cost savings, convenience, and collaboration for our company and our suppliers. By year-end 2019, we implemented this initiative in the U.S., Mexico, Colombia, Panama, Puerto Rico, the Dominican Republic, Costa Rica, Poland, the UK, Spain, France, and the Philippines. CEMEX SUPPLY is a digital tool designed to serve as an industrial partner, supporting companies by supplying goods for their operations and maintenance, repair, and personal protective equipment for their employees. Through this digital platform, we leverage our negotiation capabilities to offer many industrial supplies to our clients and other third-party companies, individuals, and suppliers. All of the products available on this online store undergo a thorough validation and negotiation process and aim to meet the highest quality and performance standards in the market. Already implemented in Mexico, this initiative enables continued supply chain growth through a trustworthy channel where local suppliers grew their sales by up to 313% from 2018 to 2019. ROBOTIC PROCESSING AUTOMATION (RPA), among many potential opportunities to automate tasks, we are developing a robot to speed-up spare parts stock replenishment at our warehouses. We expect to implement this robot in our Mexican operation during 2020. CEMEX SERVICE SUITE supports our low-cost sourcing initiative by streamlining efficiency and coordination between our Global Procurement Office and our country purchasing specialists. E-AUCTIONS AND E-REQUESTS make it easier to for us to quickly investigate, evaluate, and select new suppliers to find the best partners to drive our business forward. Similarly, Scanmarket eAuctions are an efficient digital platform for managing challenging negotiations in a dynamic, real-time manner for both complex and simple products. ARTIFICIAL INTELLIGENCE (AI) platforms are under assessment to reinforce our worldwide item codification and standardization, spend analysis, and inventory optimization strategies. We will continue pursuing our digital transformation, providing our stakeholders with the best customer experience, driven by our innovation. We are implementing digital procurement initiatives throughout all of our company’s operations

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 75 OUR COMMITMENT TO THE PLANET In CEMEX, we believe that climate change is one of the biggest challenges of our time and support the urgency of collective action. INCREASED ALTERNATIVE FUELS SUBSTITUTION RATE TO 28% 48% SALES FROM PRODUCTS WITH OUTSTANDING SUSTAINABLE ATTRIBUTES +850 GREEN BUILDING CERTIFICATION PROJECTS WHERE WE CONTRIBUTED 22.4% REDUCTION IN SPECIFIC CO2 EMISSIONS VS. 1990 93% BIODIVERSITY ACTION PLANS IMPLEMENTED Through an integrated sustainability strategy, we are firmly committed to reducing our environmental impact and enabling a low-carbon and resource-efficient circular economy. All of our efforts on this matter contribute to our priority SDGs. CLIMATE ACTION: REDUCING OUR CARBON FOOTPRINT We support urgent collective action seeking to ensure compliance by all parties in the implementation of the Paris Agreement´s commitments and the fulfillment of the UN Sustainable Development Goals (SDGs) on Climate Action. Advancing climate solutions requires collaborative cross-industry action and cooperation with governments, non-profit organizations, and multilateral institutions. As part of our commitment to support climate action, we recently redefined a more ambitious 2030 target. Aligned with the International Energy Agency (IEA) Roadmap to limit global warming potential to 2°C, we aim to reduce our net specific CO2 emissions by 35% compared to 1990 levels, reaching 520 kg CO2 per ton of cementitious product. Up to 2019, we reduced our net CO2 emissions per ton of cementitious products by 22.4% compared with our 1990 baseline, reaching 622 kg CO2 per ton of cementitious material. For 2019 alone, we avoided emitting approximately 7.5 million tons of CO2, equivalent to the annual emissions of 1.6 million passenger vehicles. With our new target, we aim to reduce up to 16 million tons of CO2 by 2030 compared to 1990 levels, equivalent to the annual emissions of 3 million passenger vehicles. To meet our target, we intend to invest approximately US$130 million in initiatives related to the use of alternative fuels and raw materials over the next five years. To this end, we developed a CO2 Reduction Roadmap across all of our cement sites to model and assess the carbon mitigation potential that can be seized from each installation, considering local challenges, regulations, materials supply, technical limitations, and market dynamics, among other decisive factors. Building on this roadmap, we are reinforcing our role in reducing direct and indirect emissions in our production process through the implementation of our traditional and non-traditional CO2 reduction levers, enabled by our research and development of emerging technologies. SASB: EM-CM-110a.1, EM-CM-110a.2 We aim to reach 520 kg CO2/ton of cementitious product, a reduction of 35% compared to 1990 levels New target is aligned with what the science in the International Energy Agency (IEA) roadmap suggest for the cement sector to be aligned in a 2-Degree Scenario. New More Ambitious 2030 Target (kg CO2/ton of cementitious product) 1990 2019 2030 622 802 520 –22.4% –35% *1990 baseline reflects current CEMEX portfolio

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 76 DEVELOPING NEW TYPES OF CLINKER AND NOVEL TYPES OF CEMENT In recent years, we have paid increased attention to the development of new types of clinker with a smaller CO2 footprint or higher reactivity. To this end, we have successfully developed new types of clinker with 20% to 30% lower CO2 emissions by changing our raw meal composition, reducing our energy demand for clinker production, and lowering our emissions from cement manufacturing due to the clinker’s increased reactivity, which allows for a higher content of clinker substitutes in our cement. Already, we have introduced a new type of clinker with lower energy demand and higher reactivity in a number of our cement plants, mainly in Mexico, and we continue our work to develop and launch novel cements with a significantly lower footprint. EXTENSIVE USE OF CLINKER SUBSTITUTES Our use of other cementitious materials as clinker substitutes reduces the clinker-to-cement ratio (clinker factor), resulting in lower emissions and energy use. However, our use of clinker substitutes is limited to a given portion because it can impact the properties of cement. Currently, we use clinker substitutes such as blast furnace slag, fly ash, limestone, and other pozzolanic materials to reduce the carbon footprint of our cement production. Moreover, we mobilized our company globally to define a roadmap, combining technological, operational, and commercial elements, to continue reducing the clinker content in our cement products. One of our key challenges is the local availability of clinker substitutes. Therefore, we are investing in the research and development of other cementitious materials and fillers to replace clinker content, such as calcined clay with pozzolanic- type properties. For instance, in Egypt, our Assiut cement plant successfully activated a mix of clays in our kilns through calcination. When fully implemented, this could solve the challenge of locally available active supplementary materials for the cement grinding process. –3.1% Specific net CO2 emissions (kg CO2/ton of cementitious product) 2016 2017 2018 2019 642 636 622 630 SASB: EM-CM-110a.1, EM-CM-110a.2 Avoided direct and indirect CO2 emissions vs. 1990 baseline (million tons) 4.2 Clinker factor 2.5 Alternative fuels 0.8 Energy TOTAL 2019 7.5 CO2 REDUCTION LEVERS: 1 DEVELOP NEW TYPES OF CLINKER AND NOVEL TYPES OF CEMENT 2 EXTENSIVE USE OF TRADITIONAL AND INNOVATIVE CLINKER SUBSTITUTES 3 OPTIMIZE OUR ENERGY EFFICIENCY 4 INCREASE THE USE OF ALTERNATIVE FUELS 5 MAXIMIZE THE USE OF RENEWABLE ENERGY 6 DEVELOP DISRUPTIVE TECHNOLOGIES LIKE CARBON CAPTURE, UTILIZATION, AND STORAGE (CCUS) AND OTHER INNOVATIVE CARBON TECHNOLOGIES 7 EXPAND AND PROTECT NATURAL CARBON SINKS

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 77 Moreover, we have been working to develop tailor-made quality enhancer chemical admixtures to improve the reactivity of cement and, thus, increase the inclusion of supplementary cementitious materials. At the same time, we are using our proprietary grinding aids admixture technology to reduce energy consumption during cement production. IMPROVING OUR ENERGY EFFICIENCY Energy efficiency plays a central role in achieving a low-carbon economy and is a major contributor to global sustainable development, reducing energy demand and lowering energy-related emissions, while helping to decrease our contribution to climate change. Cement manufacturing remains an energy-intensive process. Accordingly, we focus on identifying, promoting, and investing in energy-efficient technologies, while following a mindset of continuous innovation seek to ensure ongoing energy-saving opportunities and to lower our overall fuel and power consumption across our operations. As part of our continuous improvement investment process, we keep on replacing outdated equipment with new, energy-efficient technology and optimize and modernize our existing plants with the latest available new technologies. For example, we invested close to US$60 million to start up a new kiln in our Rudniki cement plant in Poland to replace the capacity of the two existing kilns, lowering energy and electricity consumption by 20% and 15% respectively and enabling us to increase our alternative fuel substitution rate by up to 75%. Additionally, during 2019 we developed several electricity efficiency projects, including one co-financed by the European Regional Development Fund, to replace four fans on the clinker cooler of our Sveti Juraj cement plant in Croatia, which led to a reduction of the facility’s electricity consumption by 25%. We are also exploring opportunities for waste heat recovery across our operations. For instance, as a result of our collaboration with Sinoma Energy Conservation Ltd., we expect to begin operation of a new 4.5 MW Waste Heat Recovery facility at our APO cement plant in the Philippines by 2020. LEADING ON ENERGY EFFICIENCY Our U.S. operations earned the 2019 EPA ENERGY STAR® Partner of the Year Award for their leadership, innovation, and commitment to environmental protection through energy management and efficiency. Additionally, our Miami and Brooksville South cement plants achieved EPA ENERGY STAR® certification for 2019, marking the ninth consecutive year of certification for our Miami plant and the seventh certification out of the last eight years for our Brooksville South plant. INCREASING THE USE OF ALTERNATIVE FUELS Our Alternative Fuels Strategy helps us to confront critical challenges such as climate change and waste management while enabling us to become more independent from fossil fuels. We also foster local business creation and employment by developing alternative fuel supply chains. Our growing use of alternative fuels—such as industrial waste, municipal solid waste, biomass, and tires—as a substitute for fossil fuels, such as coal, is an important lever to reduce direct emissions from our cement combustion process. Our cement operations’ co-processing of waste as alternative fuels contributes to four key climate objectives: REDUCING THE CO2 INTENSITY OF CEMENT MANUFACTURING REDUCING OUR DEPENDENCE ON FOSSIL FUELS DECREASING THE AMOUNT OF LANDFILL WASTE MINIMIZING PUBLIC INVESTMENT COSTS IN NEW DEDICATED WASTE MANAGEMENT FACILITIES. Alternative Fuels Substitution Rate Evolution (percentage) 16 17 18 19 23.3 26.2 28.0 27.1 SASB: EM-CM-110a.1, EM-CM-110a.2

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 78 At CEMEX, we are seeking to invest in upgrading our cement plants, trying to maximize the use of alternative fuels to power our kilns and transition away from fossil fuels. In 2019, we pledged more than US$50 million to invest in an innovative global program to replace fossil fuels with alternative fuels. Among our initiatives, we are starting to integrate an innovative new hydrogen-based technology to enable our cement kilns to increase their use of alternative fuels by optimizing their combustion process, while lowering their consumption of fossil fuels and reducing their CO2 emissions. During 2019, despite the disincorporation of two plants with high alternative fuels performance, we increased our global fuels substitution rate to 28%, up one percentage point from 2018, and 96% of our cement plants co-processed more than 3.1 million tons of waste as alternative fuels, enabling the replacement of almost 1.9 million tons of coal. Of these plants, our cement operations with the highest share of alternative fuels included Chelm in Poland, Rudersdorf in Germany, Prachovice in the Czech Republic, and Clinchfield in the U.S. In 2019, we avoided fossil fuel costs of US$135 million and achieved more than US$30 million of additional savings thanks to avoided carbon emissions in the regulated regions where we operate. Currently, we aim to help to reduce the effects of incremental global waste generation through our continued partnerships with governments and other organizations to provide a sustainable supply of refuse-derived fuel for our cement operations. Likewise, where it In 2019, we avoided fossil fuel costs of US$135 million HELPING TO SOLVE THE CITIES AND COMMUNITIES’ GROWING GARBAGE PROBLEM Without urgent action, global waste will increase by 70 percent at current generation levels by 2050, according to the World Bank’s “What a Waste 2.0: A Global Snapshot of Solid Waste Management to 2050” report. Driven by rapid urbanization and growing populations, global solid waste generation is expected to jump to 3.4 billion tons over the next 30 years, the report finds. Solid waste management is critical for sustainable, healthy, and inclusive cities and communities, yet it is often overlooked. Clear examples of effective waste management are ProAmbiente in Mexico, EcoWaste in the Czech Republic, and EkoPaliwa in Poland. Through their commercial strategy, they offer waste disposal services to the industrial, commercial, and municipal sectors. In addition, they offer certification to customers, validating that their waste is diverted from landfills. Through public-private partnerships, our Philippine and Egyptian operations also successfully commissioned fuel pre-processing plants at government-owned landfills, generating benefits for both parties. HARNESSING HYDROGEN TO INCREASE ALTERNATIVE FUELS In Europe, CEMEX conducted a series of pilot trials by using Hydrogen; achieving important reductions in CO2 emissions, while improving the stability of the production process and the quality of the clinker. The results of the trials have proven positive in many respects. In one case, the capacity to co-process alternative fuels has risen significantly. Additional benefits include reduced heat consumption and CO2 emissions, reduced NOx emissions and electrical energy savings. Now, with several successful cases, CEMEX is already investing over US$10 million and planning to extend these solutions in its regions. With the implementation of Hydrogen among its plants, CEMEX aims to achieve a reduction in fuel costs and CO2 emissions, while we improve our kiln process stability. is appropriate, we offer disposal services through our cement operations’ co-processing of waste as alternative fuels, a model that has proved very successful where implemented. We will continue to seek investment opportunities to find and transform new sources of waste to replace fossil fuels, wherever possible. Our main challenges to increasing our global alternative fuel substitution rate are the lack of stable quality fuel supply; limited policy incentives targeted at developing the waste to fuel value chain; and a lack of a regulatory framework that recognizes co-processing as the optimal waste management solution for unrecyclable materials. Despite these challenges, we continue to work to reach our targets, while remaining a prominent industry advocate and leading user of alternative fuels for cement production. SASB: EM-CM-110a.1, EM-CM-110a.2

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 79 MAXIMIZING THE USE OF RENEWABLE ENERGY Our Global Energy Strategy focuses on promoting and developing strategic projects and changing our procurement practices to try that our worldwide operations access to and use of renewable energy sources. Maximizing our operations’ share of clean energy sources not only complements our existing efforts to reduce carbon emissions, but also makes good business sense, providing economically attractive sources of energy in the countries where we operate. We currently lead our industry in the use of renewable energy, establishing an ambitious 2030 goal of 40% of our projected electricity consumption. As a result of our global strategy to transition to clean energy sources, in 2019, 30% of our cement operations’ power usage came from renewable sources. Renewable energy is increasingly available and, in some markets, lower-priced than fossil fuel generation if contracted over longer periods. However, the intermittency of wind and solar power means that renewable energy sources have not been able to fully replace fossil fuel generation. Consequently, to help solve the renewable sources grid integration challenge, we partnered with Energy Vault SA to develop a gravitational energy storage technology that will enable better integration of renewable sources into complex power grids and remote off-grid operations. This solution is not dependent on land topography or specific geology underground. MORE RENEWABLE ENERGY ACROSS OUR OPERATIONS Among our notable initiatives, starting in 2019, we expanded the scope of our 10-year partnership with ENGIE in the UK to consume 100% renewable electricity in over 320 sites. Additionally, in Mexico, we entered into a long-term agreement with the Tuli and Helios solar facilities, which are expected to cover together approximately 19% of our Mexican cement operation’s power needs. Moreover, in Spain, we signed a long-term contract with Statkraft through Fortia for the supply of approximately 20% of our electricity requirements in the country from renewable sources. In the Dominican Republic, we signed a long-term contract with AES for the development of a 20 MW solar project to supply about 15% of our electricity requirements in the country, which is expected to be operational in 2021. As of December 31, 2019, we have developed or contracted power from the following renewable or low-carbon sources around the world: 250 MW Eurus wind farm in Mexico 150 MWAC Tuli solar farm in Mexico 150 MWAC Helios solar farm in Mexico 126 MW Ventika I wind farm in Mexico 126 MW Ventika II wind farm in Mexico 30 MW waste-to-energy facility in Germany 30 MW plant from sugarcane bagasse in Colombia 11 MW hydropower portfolio in Colombia 7 MW wind portfolio in California 6 MW waste heat recovery facility in Solid, the Philippines 5 MW waste heat recovery facility in APO, the Philippines (to be completed in 2020) 25 MW hydroelectric portfolio in Panama 1.5 MW solar project in the Dominican Republic

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 80 INVESTING AND EXPLORING CARBON CAPTURE, USE, AND STORAGE TECHNOLOGIES Even with the most efficient processes possible, there is a part of CO2 emissions linked to traditional cement production that cannot be avoided due to the process emissions from the decarbonization of limestone. That is why it is essential that CO2 separation and capture technologies become widely available to achieve sectorial reduction ambitions. With that in mind, we recognize the urgent need to explore innovative, disruptive technologies such as Carbon Capture, Use, and Storage (CCUS). We have actively participated in various R&D collaborative efforts with different sectors to develop technologies to capture, utilize, or store carbon, as well as other carbon reduction technologies. Some of these projects include: SOLPART (EU funded project with Grant Agreement (GA) n°: 654663) intends to pilot a high-temperature (950°C) solar process in sustainable operation suitable for the calcination of cement raw materials. EPOS’ (EU funded project with GA n°: 679386) main objective is to enable cross-sector industrial symbiosis and to provide a wide range of technological and organizational options for making business and operations more efficient, cost-effective, competitive, and sustainable. GENESIS (EU funded project with GA n°: 760899) explores the use of metallic organic frameworks to entrap CO2 from flue gas. The CO2 can then be stored, but in the GENESIS context, it will be fed into an algae bioreactor. DESTINY (EU funded project with GA n°: 820783) aims to employ microwave energy in clay calcination for use in low clinker cement. The target is to demonstrate the concept through a microwave-powered plant targeted to a production rate of 20 kg of calcined clay per hour. eCOCO2 (EU funded project with GA n°: 838077) aims to set up a CO2 capture and conversion process using renewable electricity and water steam to directly produce fuels, targeting a CO2 per-pass conversion of greater than 85%, energy efficiency of more than 85%, and net specific demand of less than 6 MWh/t CO2. The demonstration phase intends to produce over 250 g of fuel per day. LEILAC: DIRECT SEPARATION CARBON CAPTURE TECHNOLOGY LEILAC (Low Emissions Intensity Lime And Cement) is a European Union Horizon 2020 (H2020) research and innovation project (GA n° 654465). Trials started by the end of 2019, to pilot a breakthrough carbon capture technology, called Direct Separation, which could enable both Europe’s cement and lime industries to reduce 60% of their CO2 emissions. Running from 2016 to December 2020, the consortium, led by technology provider Calix Limited, is comprised of CEMEX, Heidelberg Cement, Tarmac, Lhoist, Amec Foster Wheeler, ECN, Imperial College, PSE, Quantis, Solvay, and the Carbon Trust.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 81 EXPANDING AND PROTECTING NATURAL CARBON SINKS We strongly support the role that natural carbon sinks can play in reducing the total CO2 concentration in the atmosphere. CEMEX’s nature reserve, El Carmen, a 140,000-hectare biodiversity reserve located on the U.S.-Mexican border, stores around 11 million metric tons of biologically sequestered CO2. In addition, 23.5 million tons of CO2 are currently stored within the vegetation of our over 260 quarries around the world. Therefore, our aim is to expand and protect these natural carbon reservoirs. EL CARMEN: PROTECTING ENDANGERED SPECIES Over the past 19 years, our El Carmen Nature Reserve has provided abundant wildlife management opportunities, including the recovery of several large mammal species, such as desert bighorn sheep, pronghorn antelope, and black bear. This year, as part of the Earth Day 2019: “Protect Our Species” celebration, a joint initiative between our company, AES Mexico, the Mexican Fund for the Conservation of Nature (FMCN), and National Commission of Protected Natural Areas of Mexico (CONANP) reintroduced the American bison into El Carmen Nature Reserve. The American bison is currently on Mexico’s list of endangered species and faces a number of threats to their recovery, most notably the loss of habitat. Over a three-year period, this joint initiative is intended to relocate 60 specimens of genetically pure bison from Rancho El Uno in Chihuahua, Mexico, to El Carmen in order to manage, increase, and expand the distribution of this important species. To learn more about the project, please visit: http://www.cemexnature.com/wordpress/wp-content/ uploads/2017/03/15thAnniversaryReport_ ElCarmen.pdf > To learn more about El Carmen Nature Reserve, please visit: http://www.cemexnature.com/el-carmen/ > El Carmen, a 140,000-hectare biodiversity reserve, stores around 11 million metric tons During 2019, we published the 27th edition of our combined CEMEX of biologically sequestered CO2 Nature and Conservation Book series, “Nature’s Solutions to Climate Change,” which is focused on how natural ecosystems contribute significantly to capturing and storing CO2 safely over the long term. Through a combination of impressive photography and expert commentary, this volume aims to inspire global audiences to continue restoring, protecting, and harnessing the potential of natural ecosystems to increase carbon stocks and mitigate climate change. For this book, we were honored to work with some of the world’s most prestigious conservation organizations such as Global Wildlife Conservation, Wild Heritage, and Conservation International. Through these publications, we want to promote environmental awareness, which is key for decision-making on conservation issues, while reinforcing our company’s commitment to promote a culture of biodiversity conservation. Moreover, in collaboration with local government authorities, we held for the second consecutive year an “Awareness for Conservation” exhibition in Monterrey, Mexico, to foster a culture of conservation and care for the environment. This exhibition used photographs from CEMEX Nature collection as a medium to merge the art of photography with environmental education.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 82 Clinker and cement Concrete and aggregates Complementary offsets Alternative fuels Clinker factor Novel clinkers & thermal efficiency Renewable energy Carbon capture, use, and storage (CCUS) Admixtures Binders Recycled aggregates Fast recarbonation Net-positive quarries reforestation Carbon sinks (El Carmen nature reserve) CO2 reduction levers Decisive actions to get to net-zero Cross-industry action through GCCA and INNOVANDI research network to collaborate with academics, non-profit organizations and multilateral institutions Continue with deep involvement in R&D efforts pursuing high impact technologies in CCUS and other Through CEMEX Ventures, continue investing in most promising startups at early stages Collaborate with the industry to develop the technology to accelerate concrete carbonation Continue innovating our admixtures technology to use non-cementitious materials in concrete Extensive reforestation efforts to offset emissions NEW AMBITION TO DELIVER NET-ZERO CO2 CONCRETE Concrete is the second most widely used material in the world after water. There are no substitutes for the key attributes of concrete: strength and resilience. As a result, we believe concrete has a critical role to play in the transition to a low-carbon economy. We aspire to deliver net-zero CO2 concrete globally by 2050, which will contribute to the development of climate-smart urban projects, sustainable buildings, and climate-resilient infrastructure. The technology to reach this goal is still in the early stages of development, and we intend to work with the industry, governments and multilateral agencies to develop the means to achieve this important goal of net-zero concrete. Finally, the opportunity for reducing our emissions is not limited to the production process but extends to the life cycle of our products. This includes manufacturing, delivery to construction sites, finished construction and recycling and re-use of materials at the end of their life cycles. The biggest contribution of concrete is in the use phase due to its unique inherent characteristics: strength, durability, energy efficiency, resilience, minimum maintenance, recyclabilty and lower CO2 emissions over its full life cycle compared to other construction materials. We aspire to deliver NET-ZERO CO2 concrete globally by 2050 Concrete to become the sustainable building material of choice

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 83 WE ADHERE TO THE RECOMMENDATIONS OF THE TASK FORCE ON CLIMATE RELATED FINANCIAL DISCLOSURES (TCFD ) Climate change represents one of the biggest challenges of our time, and we are committed to transparency in climate-related risks and opportunities. We support and adhere to the recommendations of the Financial Stability Board (FSB) Task Force on Climate-Related Financial Disclosures (TCFD) as it represents the next step in our climate-related disclosures. Creating a common understanding of climate-related risks and opportunities across the cement and concrete industry is key in the delivery of the Paris Agreement goals. Disclosure of climate-related governance, strategy, risk, and metrics is essential information for successful long-term investors. Disclose the organization’s governance around climate-related risks and opportunities Disclose how the organization identifies, assesses, and manages climate-related risks Disclose the actual and potential impacts on climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning where such information is material Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material GOVERNANCE STRATEGY RISK MANAGEMENT METRICS AND TARGETS Recommended Disclosures a) Risks and opportunities for short, medium and long term. CDP: CC2.1b, CC2.1c, CC5.1, CC6.1 Integrated Report: P. 91-93 b) Impact on business strategy and financial planning. CDP: CC2.2, CC2.2a, CC2.2b, CC3.2, CC3.3, CC5.1, CC6.1 Integrated Report: P.53, 75-82 c) Resilient strategy and scenarios planning. CDP: CC2.2a Integrated Report: P. 75-82 Recommended Disclosures a) Board’s oversight of climate-related risks and opportunities. CDP: CC1.1a Integrated Report: P.101 b) Management’s role. CDP: CC1.1, CC1.1a, CC1.2, CC1.2a, CC2.2, CC2.2a, CC2.2b Integrated Report: P.101 Recommended Disclosures a) Climate-related risks identification. CDP: CC2.1, CC2.1a, CC2.1b, CC2.1c, CC2.1c, CC5.1, CC6.1 Integrated Report: P. 91-93, 95 b) Climate-related risks management. CDP: CC2.1c, CC5.1c c) Integration into overall risks. CDP: CC2.1 Integrated Report: P. 91-93, 95 Recommended Disclosures a) Climate-related metrics. CDP: CC2.1c, CC2.1d, CC2.3, CC12 Integrated Report: P. 76-77, 87-90, 209-210 b) Disclose Scope 1, 2 and 3. CDP: CC7, CC7.2, CC8, CC9, CC10, CC12, CC14 Integrated Report: P. 75-76, 209 c) Climate-related targets. CDP: CC3.1, CC3.2, CC3.3 Integrated Report: P. 25, 212 We are committed to ensuring transparency in climate-related risks and opportunities OUR PUBLIC INFORMATION COVERS ALL RELEVANT ASPECTS To learn more please visit our submission to the CDP

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 84 ENVIRONMENTAL MANAGEMENT EXCELLENCE We use CEMEX Environmental Management System (EMS) to evaluate and facilitate consistent, complete implementation of risk-based environmental management tools across our operations. CEMEX EMS consists of key mechanisms for environmental performance enhancement, environmental impact assessment, stakeholder engagement, and accident response based upon input from a range of environmental and biodiversity specialists. The system is designed to meet ISO 14001 and EU Eco-Management and Audit Scheme (EMAS) certification requirements and applies to substantially all of our business activities. At the end of 2019, 91% of our operations had implemented either CEMEX EMS or equivalent programs. As we approach full implementation of our global EMS by 2020, our goal is for all of our company’s facilities to be 100% compliant with our internal environmental management standards and having 100% of our cement sites ISO 14001 certified. OPTIMIZING AIR QUALITY Through our internal Environmental Management System (EMS) and our Global Atmospheric Emissions Procedure, we are committed to preserving air quality where we operate by continuously reducing our air emissions to the environment. The release of nitrogen oxides (NOx), sulfur compounds (SOx), and dust occurs during cement manufacturing. Other emissions, including dioxins, furans, volatile organic compounds, and heavy metals, are released in very small or negligible quantities, but we are committed to monitoring them on a regular basis. To control our stack emissions and remain compliant with or go beyond local and national regulations, our continuous emissions monitoring systems roadmap aims to ensure that all of our cement manufacturing operations measure our dust, NOx, and SOx on a continuous basis. In 2019, 97% of our clinker was produced at plants with continuous monitoring equipment in place, and our target is to reach 100% by 2020, including our recently acquired plants in the Caribbean region. To improve on these efforts, we have further updated the minimum annual performance levels for major emissions, establishing more stringent environmental standards for air emissions based on European Union Best Available Techniques. During 2019, we invested more than US$10 million in the best available abatement techniques, including projects to monitor and reduce our air emissions. These projects encompass our efforts to replace electrostatic precipitator filters with bag filters and new or improved abatement installations to further reduce our NOx and SOx emissions. For instance, we installed new continuous monitoring equipment in our Nicaragua cement plant. We also replaced our electrofilters with fabric filters in kiln 1 of our APO Cement Plant in the Philippines and in kiln 2 of our Alcanar cement plant in Spain. In our Rudersdorf cement plant, in Germany, we upgraded and optimized our existing selective non-catalytic reduction (SNCR) equipment to reduce our NOx emissions below the most restrictive limit throughout our operations. This was accomplished not only by increasing the efficiency of the chemical reaction—identifying the most accurate injection point according to the optimal temperature window—but also by finding the best possible manner to mix gas streams. At the end of 2019, 97% of our clinker production had continuous monitoring of major emissions SASB: EM-CM-120a.1 DUST -88% SOX -58% NOX -47% REDUCTION OF OUR MAJOR AIR EMISSIONS (vs. 2005 baseline)

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 85 IMPLEMENTING INNOVATIVE CATALYTIC TECHNOLOGY This year, our U.S. operations started implementing innovative catalytic technology in our Demopolis cement plant to further reduce organic carbon emissions (total hydrocarbons, also known as THC). Constructed similarly to a traditional bag filter, a ceramic barrier filter improves dust and organic air pollutants removal efficiency by using porous ceramic elements. This catalytic technology captures dust from the gas stream on the surface of the ceramic elements by pulsed, pressurized air. Moreover, inside the filter, organic air pollutants are trapped and removed in the matrix of the ceramics via a specially designed catalyst. ENVIRONMENTAL INCIDENT MANAGEMENT We permanently work to minimize our negative environmental and social impacts, and we are well prepared to respond to any emergency that may pose a potential threat to our operations and local communities: WE WORK WITH OUR NEIGHBORS, law enforcement officials, public agencies, and other stakeholders to develop contingency plans at each of our sites. WE WORK WITH EMERGENCY RESPONSE TEAMS that are specifically trained to address environmental incidents and hold annual emergency drills. WE CONSISTENTLY RECORD AND REPORT INCIDENTS at every level of our business to identify recurring root causes and to share corrective actions. Since 2018, our updated Global Environmental Incident Reporting Tool include social incidents, consolidating our holistic approach to the integral management of events causing some impact on people or the environment, as well as complaints coming from local communities. This change in methodology recognizes that reporting environmental and social incidents is the first step to reducing their occurrence and severity, together with analyzing their main root causes and putting in place corrective and preventive actions. During 2019, our company’s total reported incidents increased by 55% year over year, which reflects our efforts in reporting and managing. From the incidents and complaints registered for the year, almost 26% related to dust and other air emissions. To remediate these cases and avoid their occurrence in the future, we have implemented an action plan, including: REINFORCED PREVENTIVE maintenance routines in all sites CONTINUED INVESTMENT and installation of Continuous Emissions Monitoring Systems (CEMS) in all of our kilns to reach our goal of 100% by 2020 REPLACEMENT OF ELECTRO FILTERS with bag houses to increase dust control efficiency CONTINUED CLOSE WORKING relationships with communities. At CEMEX, we maintain open communications to disclose our progress and continue to work with governments and community groups that support environmental improvement. Environmental And Social Incidents and Complaints Reporting (percentage) 37% Dust 11% Other 21% 11% Fuels & chemicals Noise, odor & light 7% Water 5% Air emissions (no dust) 5% Waste 3% Logistics

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 86 Only 5% of waste generated is sent to landfill We have the know-how to source, process, store, and recover energy from alternative fuels responsibly. We are confident that our increasing use of co-processed residues from other sectors will further contribute to overcoming challenges such as climate change, waste management, and fossil fuel depletion—while utilizing the principles of a circular economy. Moreover, the non-recyclable by-products that we utilize as alternative raw materials from other industries—including the power, iron, and steel industries, as well as agricultural and municipal residues—amounted to more than 13 million tons for the year, equivalent to the annual waste generation of close to 50 million people. On top of that, we are aiming to increase by 50% the amount of waste we seize as alternative fuels and raw materials across all of our business lines by 2030. This goal further underscores our company’s interest and significant potential contribution to alleviating the waste-management challenge that cities, governments, and communities face across the globe. Importantly, concrete can be 100% recycled as alternative aggregates in the construction of transportation infrastructure or as a base for roads. WASTE AND CIRCULAR ECONOMY At CEMEX, we consumed 31 times more waste than we sent for disposal in 2019. From the total waste that we generated during the year, we managed to recover, reuse, and recycle approximately 95% of this waste with only 5% of our waste going to landfill. To minimize most of the waste generated from our processes, we maximize our reuse of clinker kiln dust and bypass dust in the production loop, largely avoiding its landfill disposal. Our main waste management objective is to maximize the use of society’s and other industries’ waste within our cement plants. However, when this is no longer possible, every effort is made to recover waste outside of our plants for other uses. For example, cement kiln bypass dust is used for soil or road stabilization, fertilizer or as a deicing agent for roads in the winter, contributing to the circular economy and the reuse of this by-product of cement manufacturing. Among our most important virtuous cycles, cement production is ideal for the sustainable and safe disposal of many types of waste generated by cities and residues from other industries that cannot be recycled, but can be used as a substitute for fossil-based fuels. Our cement operations’ co-processing of society’s waste as alternative fuels is a more efficient waste management solution than landfills and incineration. SASB: EM-CM-150a.1 Our consumption of non-recyclable waste from other industries was 31 TIMES the waste we sent for disposal

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 87 Water consumption by product Total water withdrawals Total water consumption Cement 229 l/ton Ready-mix concrete 214 l/m3 Aggregates 100 l/ton OPTIMIZING WATER MANAGEMENT Our operations benefit directly from water, and we must take care of this invaluable resource by optimizing its consumption and discharge quality. Water availability is vital for the future of our operations and the sustainability of our business. Equally important, our use, diversion, and discharge of water into the environment impacts people, nature, and the ecosystems on which we rely. That is why we are working to establish a water baseline, prioritizing water-related risks and opportunities while following up on relevant key performance indicators. This includes setting water-related targets and recognizing the role our business must play with local stakeholders to develop sustainable solutions to water management. To this end, understanding the way we use water in our business operations is a key step to determining where future issues may occur not only for our operational use, but also for the ecosystems and people who rely on flowing rivers and groundwater resources. Most of our plants have systems for water recycling, which, together with our maintenance, consumption, and treatment strategies, make us global leaders in high efficiency and low water consumption. Although cement production is not a water-intensive process, we recognize our responsibility to count and monitor our water use, with maintenance routines that seeks to ensure leakfree systems. In fact, many of our plants operate without water discharge. Additionally, we provide guidance to our operations through a holistic water management plan that prioritizes countries and sites where the water-related risks are highest, and the business impact is most significant. WATER STRESS STUDY In 2019, we conducted a study to update our water stress map, and we set a new long-term target to develop a specific water management system for each of those operations overlapping water-scarce areas. This study was carried out in collaboration with University of Alcalá´s Foundation, using an online global database tool called Aqueduct, that provides information on water-related risks worldwide. Developed by the World Resources Institute (WRI), the tool groups water risk indicators into three primary categories: physical water quantity, physical water quality, and regulatory and reputational. The study included our global cement, ready-mix concrete, and aggregates plants. The result of the study shows that 16% of CEMEX operations operate in areas with water stress, and most of these operations are in Mexico, the Middle East and Asia. The purpose of CEMEX´s Water Management Plan is to maximize water use efficiency through process optimization, and the usage of reclaimed water from industrial processes, after appropriate chemical, thermal and/or biological treatment. SASB: EM-CM-140a.1 TM 59 million m3 36 million m3

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 88 WATER USAGE OPTIMIZATION IN THE U.S. To conserve the availability of this vital resource, CEMEX U.S. operations prioritized water-related opportunities by identifying the region that was most significantly contributing to water usage costs in our ready-mix concrete division. In order to increase water efficiency in the region, the division implemented: maintenance fixes, including unidentified leaks; operational improvements, including recycling water when possible; increasing awareness by conducting training and placing signs in strategic water use areas to remind drivers and plant management not to waste water; and setting water-related targets. The focus was on increasing water conservation and awareness not only in the workplace, but also in the homes of employees; contributing to the betterment of communities through environmentally responsible water use. Regional distribution of operations in water stress areas Europe 3% Mexico 48% U.S.A. 12% Asia, Middle East & Africa 30% South, Central America & the Caribbean 7% 2030 target 100% water management plans in sites within water-stressed areas Geographical mapping of more than 1,500 CEMEX sites for comparison with areas identified as water-stressed zones 64 Cement >1,235 Ready-mix Concrete >235 Aggregates SASB: EM-CM-140a.1 Sites operating within water stressed areas by business (percentage) 16 23 12 CEMENT READY-MIX AGGREGATES 16% of our operations are in water stressed areas

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 89 PRESERVING LAND, BIODIVERSITY, AND ECOSYSTEM SERVICES Biodiversity Action Plans (BAPs) are the principal tool for our company to achieve a Net Positive Impact on biodiversity. Since 2007, our operations have worked closely with BirdLife International, optimizing their unique local network of grassroots NGOs and their rich knowledge of biodiversity and ecosystem services. This work is guided by our Corporate Biodiversity Policy—which is fully integrated into our business model in all of our countries and operations and is aligned with the Convention on Biological Diversity (CBD) and its Aichi Biodiversity Targets. As part of our Sustainability Plan 2030, we aim to achieve 100% rehabilitation plans for all of our active quarries—over 260 sites—continuing with the implementation of BAPs in those quarries classified as sites with high-biodiversity value, and extending our objective to obtain third-party certification for our conservation efforts in those quarries identified as high-risk sites based on a recently updated detailed environmental and social assessment. In 2019, we continued to enhance biodiversity in and around our quarries—located in or close to high biodiversity value areas—while starting new BAP projects at other key quarries. We also continued to develop quarry rehabilitation plans for all of our active cement and aggregates quarries. At year-end, 97% of our more than 260 cement and aggregates quarries had a rehabilitation plan in place. Additionally, 93% of our active quarries located within or adjacent to high biodiversity value areas have implemented a BAP-certified by a third party. GREYROCK QUARRY REHABILITATION IN THE PHILIPPINES The quarry area around the APO Cement Plant in the Philippines was hit by a natural landslide in 2018. As part of a hazard reduction plan in the City of Naga, a buffer area was placed between the Greyrock quarry and the community to protect the safety of our workers and the nearby community. Terraces and benches were created to stabilize the wall of the quarry area, and bamboos and endemic species of grasses planted to revegetate and reforest the rehabilitated hill. This area is expected to become of great ecological importance in years to come. IMPACT PREDICTION Before any earthwork is started, an environmental impact analysis is carried out to map possible impacts and extraction possibilities. AVOIDANCE AND MINIMIZATION OF IMPACT From the environmental impact analysis, activities with the least impact in the environment are selected and carried out. These can be either chosen to avoid or minimize impact, for example, stopping extraction where biodiversity is specially high. RESTORATION/ REHABILITATION After and while the extraction activities are done in the quarries, a rehabilitation plan is implemented. This plan’s goal is to help return the ecosystem services where they were before extraction. COMPENSATION Lastly, part of the impact that could not be restored or rehabilitated, compensation is sought with a Biodiversity Action Plan 1 2-3 4 5 SASB: EM-CM-160a.1 We have earned the most Wildlife Habitat Council certifications out of any company in Mexico and the U.S.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 90 The Global Cement and Concrete Association (GCCA) Sustainability Guidelines for quarry rehabilitation and biodiversity management—to which our company is fully committed—underscore the importance of these commitments. We will continue to improve our biodiversity management through the integration of proposed best practices with best standards throughout our operations. In addition to our conservation efforts with BirdLife International, we have also partnered with the Wildlife Habitat Council (WHC). This synergistic partnership provides a valuable opportunity to engage employees and local communities in wildlife enhancement initiatives and foster awareness of how industry and natural habitats can coexist. The WHC promotes and certifies habitat conservation and management on corporate lands through partnerships and education. Through a focus on building collaboration for conservation with employees, other conservation organizations, government agencies, and community members, WHC programs focus on healthy ecosystems and connected communities. We currently maintain 70 on-site conservation projects that have obtained third party biodiversity certification, including 31 active quarries in France, 19 in the U.S., 12 in Mexico, 4 in Panama, 2 in Costa Rica, 1 in the Dominican Republic, and 1 in Poland. These certifications include biodiversity conservation and community projects in our quarries and cement plants. Importantly, we have now earned the most WHC certifications out of any company in Mexico and the U.S. Additionally, in 2018, WHC awarded CEMEX the Gold Tier Program of the Year for biodiversity conservation through our Las Salinas y Laguna Cabral Biodiversity Action Plan in the Dominican Republic. CEMEX also earned this prestigious WHC award during 2016 for our biodiversity conservation efforts at our El Carmen Nature Reserve. CREATING FLOWER-RICH GRASSLAND HABITATS IN ISLESLES- VILLENOY, FRANCE CEMEX NATURE CENTER, A 20-ACRE DEDICATED OPEN SPACE IN TEXAS At our plant in Isles-Les-Villenoy, France, measures were implemented to remove bushes to prevent scrub encroachment, maintaining areas of both long and short grass, allowing native species to regenerate without the need to plant seeds. Furthermore, trees were preserved to create shade while a wildlife pond for amphibians and rock piles for invertebrates and reptiles were built. Included in the project were fruit trees, herbs and most recently beehives for the production of organic food. The wildflower areas have become abundant with native species, which has encouraged bees and butterflies. A total of 14 ready-mix concrete plants across our operations in France have been involved in these plans. At CEMEX Balcones Dry Comal Creek Wildlife Habitat Center, located in New Braunfels, Texas, a 20-acre dedicated open space was established to increase the site’s biodiversity, promote environmental stewardship, and provide educational opportunities to employees and stakeholders, including students, with a focus on conservation initiatives. One of these initiatives is a Pollinator Garden situated on 0.50 acres with an abundance and variety of native plant species, including eight different milkweed species, a small pond, educational signage, butterfly benches and a walking path. This project has received Texan by Nature Certification and, in 2019, was honored by the National Stone Sand and Gravel Association (NSSGA) with a Gold Environmental Excellence Award. 97% 53% 93% NOT OVERLAPPED PROXIMITY TO HIGH-VALUE BIODIVERSITY AREA OVERLAPPED Third Party Biodiversity Certi_cation Biodiversity Action Plans Rehabilitation plans Active quarries matrix (267 total active quarries under our control in 2019) SASB: EM-CM-160a.1

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 91 RISK MANAGEMENT CEMEX Enterprise Risk Management (ERM) is an institutional framework deployed throughout the company to manage the main short-term, medium-term, and long-term risks and opportunities that could impact the achievement of CEMEX´s strategic and operational objectives. As the global business landscape has become more complex and uncertain, ERM is fundamental for reducing the impact of adverse events and for capitalizing on opportunities. ERM’s mission is to enhance shareholder value through four main pillars: Our ERM process is based on international best practices from the Risk Management Society (RIMS) and Business Continuity Institute (BCI) and is compliant with ISO 31000:2018-Risk management standards and ISO 22300:2018-Business continuity management systems. Furthermore, the ERM process is conducted in compliance with our company’s values, as well as our Code of Business Conduct and Ethics. Through this process, we identify, assess, mitigate, and monitor CEMEX’s main risks and opportunities. Risk and opportunity agendas are updated and presented at least twice a year to top management and the Board of Directors for their discussion and/or approval. Risk agendas include all types of risks, trends, and emerging concerns that could impact our company’s strategic and operational objectives in the short (zero to two years), medium (two to five years), and long term (five to 10 years). RISK IDENTIFICATION RISK ASSESSMENT DISCUSSION on risk and mitigation strategy at Executive Committee RISK MITIGATION RISK OVERSIGHT AT BOARD LEVEL RISK FOLLOW-UP 1. Provide strategic risk and opportunity consultation for top management 4. Create a culture of risk management across CEMEX 2. Align our risk and opportunity portfolio to CEMEX strategy 3. Ensure operational continuity and resiliency THE ERM PROCESS The ERM process is an ongoing systematic approach present in a standardized way at corporate, regional, and country levels.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 92 Our ERM program identifies the main risks through several techniques that include, among others, risk interviews with area heads, online surveys, and risk workshops. Focus is on both strategic and operational issues. A combined bottom-up and top-down approach is used to try to include risk perspectives from all levels of the company. We analyze and assess risks using quantitative and qualitative methods. Risks are prioritized based on their potential impact and likelihood of materialization considering a specific timeframe. A mitigation strategy with specific action plans is defined for each risk, and a risk owner—mainly responsible for risk treatment—is assigned. ERM’s representatives act as coordinators for follow up on the risk treatment. In addition, we put in place ad-hoc task forces for the treatment of specific risks. ERM ensures continued monitoring of risks and their treatment measures through several channels. Any changes in the risk status are promptly communicated to top management and the Board of Directors. Other risk management areas and processes within our company, such as process assessment, internal control, legal and compliance, financial risk management, ETHOS compliance, and sustainability complement the surveillance and risk management function. MAIN RISKS AND MITIGATION STRATEGIES The following is a brief description of some of the main short-term, medium-term, and long-term term risks faced by CEMEX and their corresponding mitigation strategies: Our business, financial condition, and results of operations are highly dependent on the economic conditions of the countries where we operate. We face risks particular to each region, as well as global economic risks. Our main potential sources of risk include: Slow global growth; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the cyclical activity of the construction sector; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; protectionist trade policies and escalation of the U.S.-China trade conflict or its spread to other parts of the world; a possibly sharp tightening of financial conditions and its impact on foreign exchange rates and financial markets; economic vulnerability of emerging market economies; upcoming elections and political turmoil in some Latin American countries and newly formed governments; economic and political uncertainties in Europe and the U.S.; China’s economic performance; impact of pandemics, epidemics or outbreaks of infectious diseases, including the coronavirus disease (“COVID-19”); and other geopolitical risks. The materialization of any of these risks may have a material adverse effect on our business, financial condition, and results of operations. Please read the COVID-19 related enhanced Risk Factor at the end of this report. CEMEX MITIGATION ACTIONS “Stronger CEMEX” initiative Portfolio balancing strategy Maximize organic growth by delivering superior customer experience Enhance revenue streams (core businesses, construction solutions, CEMEX Go, CEMEX Ventures) Drive operational excellence We are subject to the political and social environment of the countries where we operate. Any political, geopolitical or social event that significantly affects a country’s economic development, its business environment or that makes significant changes in laws, public policy or regulations its business environment has the potential to materially affect our business, financial conditions, and results of operations. Newly formed governments and presidential, legislative, regional, and local elections that take place in the countries where we operate, and any other political events such as Brexit, political turmoil in Latin American countries, and geopolitical tensions in Middle Eastern countries that have had and may continue to have a negative impact on the economy, financial markets, social stability, business environment, and laws and regulations which could affect our results of operations and prospects for our business. CEMEX MITIGATION ACTIONS Tailor-made strategy per country Business continuity plans to minimize operational disruption Monitoring and scenario planning to anticipate potential risks and opportunities UNCERTAIN ECONOMIC CONDITIONS POLITICAL UNCERTAINTY AND SOCIAL INSTABILITY

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 93 The markets in which we operate are highly competitive and are served by numerous established companies with recognized brand names, as well as new market entrants, increasing imports, and substitute products. New entrants, capacity expansions, and imports have caused and may continue to cause supply-demand imbalances in several markets where we operate, affecting our prices and sales. In addition, in some of the markets where we operate, companies compete based on a variety of factors, often employing aggressive pricing strategies to gain market share. If we are not able to compete effectively, we may lose substantial market share, our net sales could decline or grow at a slower rate, which could have a material adverse effect on our business, financial condition, and results of operations. CEMEX MITIGATION ACTIONS Deliver superior customer experience Leverage sales through our digital commercial strategy Drive operational excellence Enhance revenue streams (core businesses, construction solutions, CEMEX Go, CEMEX Ventures) Our operations are subject to a broad range of environmental laws and regulations in the countries where we operate which impose stringent standards regarding, among other things, air emissions, water management, the use and handling of hazardous and non-hazardous waste or materials and waste disposal practices, and the remediation of environmental damage or contamination. These laws and regulations could expose us to the risk of substantial environmental costs and liabilities and could result in the need for additional investments in equipment, which could have a material effect on our profitability. Global efforts to reduce greenhouse gas emissions have resulted and may continue resulting in new CO2 taxes and regulations and implementation of Emission Trading Systems in some of the countries where we operate. The need to comply with these new schemes may increase our costs, affecting our profitability and results of operations. Based on TCFD framework and risk cataloging, CEMEX strives to assess all climate-related risks. CEMEX MITIGATION ACTIONS Carbon mitigation strategy focused on alternative fuels and raw materials, clinker substitution, renewable energy, and novel cements Ongoing development of CO2 Reduction Roadmap Active involvement in pilot projects and research efforts to assess potential technologies to reduce carbon footprint Investment in equipment to monitor, control and abate emission levels in all of our kilns beyond compliance with local regulations Implementation of an Environmental Management System (EMS) that meets ISO 14001 and EU Eco-Management and Audit Scheme (EMAS) certification and applies to all of our operations Consistently record and report incidents at every level of our business to identify recurring root causes and to share corrective actions We are subjected to the laws and regulations of the countries where we operate. Any changes in such laws and regulations and/or their interpretation by the government and/or any significant delay in assessing the impact and/ or adapting to such changes may result in potential costs, fines, and penalties which could have an adverse effect on our business, financial condition, and results of operations. Some of these laws and regulations include, but are not limited to areas such as anti-corruption, anti-bribery, anti- money laundering, information security, mining, transportation, taxes, and labor, among others. CEMEX MITIGATION ACTIONS Compliance with laws and regulations Commitment to conduct all of our business activities with high ethical standards Enhancement of our Code of Ethics and Business Conduct, which addresses anti-bribery, related-person transactions, health and safety, environmental responsibility, confidentiality, conflicts of interest, financial controls, and preservation of assets Continued enhancement of CEMEX’s anti-corruption and bribery policies and trainings Acknowledgement and understanding of our Code of Ethics and Business Conduct by employees Secured ETHOSline to submit suggestions, inquiries, and report alleged ethics, compliance or governance violations Continuous internal audits and internal controls in place to prevent misconduct by our employees and third parties Incorporate compliance-related initiatives in the management of third parties COMPLEX COMPETITIVE DYNAMICS STRICTER ENVIRONMENTAL REQUIREMENTS STRICTER REGULATORY REQUIREMENTS CO2

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 94 We are exposed to several financial risks, including debt level, access to favorable refinancing, financial covenants and restrictions, foreign currency and interest rates, among others. We have debt and other financial obligations maturing in the next several years. If we are unable to generate enough cash to service all of our indebtedness or to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Additionally, our main financial agreements require us to comply with several restrictions and covenants. Any failure to comply with such obligations, including covenants and restrictions, could materially and adversely affect our business, financial condition, and results of operations. We have to service our debt and other financial obligations denominated in U.S. Dollars with revenues generated in Mexican Pesos or other currencies, as we do not generate sufficient revenue in U.S. Dollars from our operations to service all our commitments denominated in U.S. Dollars. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Mexican Peso, or any of the other currencies of the countries in which we operate, compared to the U.S. Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Mexican Peso and other currencies. CEMEX MITIGATION ACTIONS Focus on recovering investment grade credit metrics Focus on EBITDA growth and portfolio optimization Drive prudent financial strategy Manage working capital efficiently Increasing difficulties to retain and attract talent, particularly as it relates to technical skills that are highly sought in the job market, have the potential to increase our costs and the challenges that we face to execute our business plan efficiently. Likewise, labor shortages in the construction industry as a whole have the potential to impact overall construction activity which could affect our business and the results of our operations. Additionally, activities in our business can be hazardous and can cause injury to people or damage to property in certain circumstances. Our production facilities require individuals to work with chemicals, equipment, and other materials that may potentially cause harm, injury or fatalities when used without due care. Accidents or injuries that occur at our facilities could result in disruptions to our business and may have legal and regulatory consequences. We also may be required to compensate such individuals or incur other costs and liabilities, which in turn could adversely affect our reputation, business, and results of operations. CEMEX MITIGATION ACTIONS Engagement and development programs to improve talent retention Efforts to increase the talent pool for highly demanded candidates Full adherence to high health and safety standard and ensuring nothing comes before the health and safety of our employees, contractors, and the community Although we make significant efforts to maintain good long-term relationships and continuous communication with local and neighboring communities where we operate, there can be no assurance that such communities may have or may develop interests or objectives which are different from or even in conflict with our objectives, which could result in delays in legal or administrative proceedings, civil unrest, protests, negative media coverage, direct action or campaigns, including but not limited to requests for the government to revoke or deny our concessions, licenses or other permits. Any such occurrences could cause delays or disruptions in our operations or result in increased costs and operational restrictions, which could materially and adversely affect our business, reputation, liquidity, and results of operations. CEMEX MITIGATION ACTIONS Adherence to high social responsibility standards Implementation of sustainable community engagement plans to build mutually beneficial long-term relations with nearby districts and key stakeholders Business continuity plans to minimize business disruption FINANCIAL RISKS BUSINESS DISRUPTION DUE TO DIFFERENT EXPECTATIONS FROM INTEREST GROUPS TALENT SHORTAGE AND HEALTH AND SAFETY RISKS

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 95 We increasingly use in most of our business certain by-products of industrial processes produced by third parties, such as pet coke, fly ash, slag, and synthetic gypsum, among others. Should existing suppliers cease operations or reduce or eliminate production of these by-products, or should any suppliers for any reason not be able to deliver to us the contractual quantities, or should laws and/or regulations in any region or country limit access to these materials, sourcing costs for these materials could increase significantly or require us to find alternative sources for these materials, which could have a material adverse effect on our business, financial condition, liquidity, results of operations, and prospects. Additionally, our operations require considerable amounts of raw materials for cement and aggregates production, such as aggregates reserves, limestone, and water, which is sourced from our own reserves and third parties. Scarcity of natural resources and the increasing difficulty to renew or obtain mining concession permits could impact their cost and availability, which could have a material adverse effect on our results of operations. CEMEX MITIGATION ACTIONS Secure the supply of the required materials through long-term renewable contracts and framework agreements Monitor global aggregates and limestone reserves, identify critical levels, and secure reserves in attractive markets Construction activity, and thus demand for our products, decreases substantially during periods of cold weather, when it snows or when heavy or sustained rainfalls occur. Such adverse weather conditions can negatively affect our results of operations if they occur with unusual intensity or last longer than usual in our major markets, especially during peak construction periods. Additionally, natural disasters, including but not limited to earthquakes, floods, typhoons, and hurricanes, have had and may continue to have the potential to damage our assets and disrupt our business operations. Such adverse weather conditions and natural disasters can have a material adverse effect on our business, financial condition, liquidity, and results of operations if they occur with unusual intensity, during abnormal periods, last longer than usual in our major markets, or if they cause scarcity and increases in the cost of the products we need to run our business, especially during peak construction periods. CEMEX MITIGATION ACTIONS Have business continuity plans to avoid major disruptions to our business Insure assets – Some of our main operations and assets are insured against such events. However, in most cases, the insurance policy does not cover the total impact that an adverse event could have, which limits its effect. We increasingly rely on a variety of information technology, on a fully digital customer integration platform, such as CEMEX Go, and on automated operating systems to manage and support our operations, as well as to offer our products to our customers. Our systems and technology, as well as those provided by our third-party service providers, may be vulnerable to damage, disruption or intrusion caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, unauthorized access, and cyber-attacks. Any significant disruption to our systems, information leakages or theft of information could affect our compliance with data privacy laws, damage our relationships with employees, customers, and suppliers, and have a material adverse impact on our business, financial condition, results of operations, and reputation. CEMEX MITIGATION ACTIONS Enforce Information Security Policy and culture Have cybersecurity controls and monitoring services in place Have disaster recovery plans and rapid response teams in place Enhance insurance coverage DECREASING AVAILABILITY OF RAW MATERIALS SUPPLY ADVERSE WEATHER AND NATURAL DISASTERS CYBERSECURITY

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 96 Electric power and fuel costs represent an important part of our overall cost structure. The price of electric power and fuels is generally subject to market volatility and, therefore, may increase our costs, which could affect our results of operations. Furthermore, if third-party suppliers fail to provide us with the required amounts of power or fuel under existing agreements, we may need to acquire energy or fuel at an increased cost from other suppliers. In addition, governments in several of the countries in which we operate are working to reduce energy subsidies, introduce clean energy obligations or impose new excise taxes, which could increase our costs and affect our results of operations. CEMEX MITIGATION ACTIONS Increase use of alternative fuels Secure long-term renewable contracts for power and fuel supply that not only provide clean energy, but also certainty in future energy costs Develop processes and products to reduce heat consumption in our kilns Execute hedging for coal and diesel in the financial markets in order to reduce volatility As in any other industry, new technologies or a disrupting innovation may have the capacity to affect our ability to compete. Digitalization may challenge traditional ways to operate and could migrate value across the supply chain. It also opens new channels to our markets and provides access to new industry players. As part of this technology trend, the building materials industry has started to incorporate new construction technologies and products that could reduce the demand and prices for our products, and therefore, it could impact our business and results of operations. CEMEX MITIGATION ACTIONS Deliver a superior customer experience enabled by digital technologies (e.g., CEMEX Go) Early detection, development, and commercialization of disruptive and revolutionary construction projects (e.g., CEMEX Ventures) We operate in a business highly dependent on economic activity, construction projects and infrastructure initiatives, which can be adversely affected by several disruptive events, including widely spread contagious diseases, such as the COVID-19. This type of contagious diseases could spread and become an epidemic or pandemic, which may in turn cause a slowdown in global economic activity, as well as delays in investment plans and construction projects mainly due to possible supply chain and logistics interruptions, workforce quarantine restrictions and realignment of government resources to mitigate the impact to society. An unexpected reduction in demand of our products along with possible supply chain interruptions of both complementary construction materials and upstream cement and ready-mix concrete manufacturing supplies could have a material adverse impact on our business and results of operations in some regions of the world, which could affect our business, financial condition, liquidity and results of operations. CEMEX MITIGATION ACTIONS Develop and implement crisis management and business continuity protocols seeking to ensure employees ´ protection while minimizing the impact in our business operations. POTENTIAL DISRUPTION BY EMERGING TECHNOLOGIES AN OUTBREAK OF DISEASE OR SIMILAR PUBLIC THREAT UNCERTAIN ENERGY AND FUEL COST

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 97 We are committed to abide by the laws and regulations of every jurisdiction in which we operate GOVERNANCE

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 98 GO V E R N A NC E Our Board of Directors and management team are committed to maintaining high standards of corporate governance. As a public company, it is imperative that we keep our investors informed of all of our activities, and we expect our financial disclosures to meet high ethical standards. We are committed to abide by the laws and regulations of every jurisdiction in which we operate. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange as Ordinary Participation Certificates (“CPOs”) under the symbol “CEMEXCPO”. Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs. As such, we adhere to applicable Mexican regulations and NYSE and U.S. Securities and Exchange Commission requirements for foreign private issuers, including the Sarbanes-Oxley Act of 2002 (“SOX”). Nonetheless, we recognize that our adherence to the law is not enough to run a growing, global organization. Beyond compliance, our commitment—to ourselves, our investors, and to all of our stakeholders—is to manage CEMEX with integrity. Our financial culture and management style are open and transparent. Through our regular meetings, reports, guidance, conference calls, and personal interactions, we work to keep our investors fully and fairly informed of our activities. We know that to succeed we must not only do the right things, but do them the right way. Hence, our Code of Ethics aims for all of our employees to abide by the same high standards of conduct in their daily interactions. The code—which reflects the requirements of SOX—governs our relationships with all of our stakeholders, including such important areas as workplace safety, environmental responsibility, confidentiality, conflicts of interest, financial controls, and preservation of assets. While our Board of Directors is ultimately responsible for supervising the overall operation of our company, all of our employees play a critical role in enforcing good governance and financial reporting practices. We, therefore, encourage them to comment on our reporting methods and processes and to voice any concerns. To this end, we have created a collaborative environment that includes: 1) A system for relevant information to reach senior management in a timely manner; 2) A system for anonymously and confidentially communicating to the audit committee complaints and concerns regarding accounting and audit issues; 3) A process for anonymously and confidentially submitting complaints related to unethical conduct and misuse of assets; and 4) A task force to follow legal requirements and best corporate-governance practices and, when appropriate, propose further improvements. Our commitment is to manage CEMEX with integrity

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 99 B O A R D OF DIR EC T OR S Our Board of Directors is ultimately responsible for supervising the overall operation of our company. Our Board of Directors is composed of qualified directors who provide appropriate oversight and includes directors that meet the independence criteria under the laws of Mexico. In addition, one member of our audit committee meets the requirements of a “financial expert” as defined by SOX. Chaired by Rogelio Zambrano, our Board of Directors consists of 15 directors, ten of whom qualify as independent directors according to criteria specified under Mexican Securities Law. During the year, our board met four times to report on a wide range of relevant issues, including sustainability-related concerns and financial strategy, with average board meeting attendance of approximately 97%. CEMEX promotes equal opportunities and fosters diversity of thought. Consistent with this commitment, in March 2019 we integrated our first woman board member, Isabel María Aguilera Navarro. Our board is diverse in age, background and nationality, with 20% of our Board of Directors from different countries. *As of February 20, 2020 Executive Chairman / Non-Independent Director ROGELIO ZAMBRANO LOZANO Male (63)—Executive Chairman / Non-independent Director History in CEMEX: Member of the Board of Directors since 1987 and Chairman since May 15, 2014. Contribution: With his vast experience and knowledge in the construction, building materials, and real estate sectors, since his appointment as Chairman of the Board of CEMEX, S.A.B. de C.V., Mr. Zambrano has focused on strengthening corporate governance practices and guiding the business strategy to enhance the operational and financial performance of CEMEX at a global level, based on the commitment to create long-term value for all CEMEX’s stakeholders.    Non-Independent Directors FERNANDO Á. GONZÁLEZ OLIVEIRI Male (65) Non-independent Director—CEO History in CEMEX: Member of the Board of Directors since March 26, 2015 and CEO since May 15, 2014. Contribution: With his deep knowledge of CEMEX and the markets in which CEMEX operates, Mr. Gon-zalez brings to the CEMEX, S.A.B. de C.V. Board of Directors a global vision and leadership that directly contributes to the formulation and the integral implementation of CEMEX’s global business strategy.    TOMÁS MILMO SANTOS Male (55)—Non-independent Director History in CEMEX: Member of CEMEX, S.A.B. de C.V.’s Board of Directors since 2006.    Contribution: He is an entrepreneur with decades of experience in the industrial, energy, and telecommunications sectors, which provides to the CEMEX, S.A.B. de C.V. Board of Directors a broad vision of the various markets where CEMEX operates around the world. MARCELO ZAMBRANO LOZANO Male (64)—Non-independent Director History in CEMEX: Member of the Board of Directors since March 31, 2017 and member of the Sustainability Committee since July 27, 2017. Contribution: His detailed knowledge of the real estate and construction industries, as well as the construction materials sector, provides the CEMEX, S.A.B. de C.V. Board of Directors with an extensive view of the main trends in the sector, thus helping CEMEX to anticipate and satisfy the needs of customers in each of the market segments CEMEX participates in. IAN CHRISTIAN ARMSTRONG ZAMBRANO Male (40)—Non-independent Director History in CEMEX: Member of the Board of Directors since March 26, 2015 and member of the Sustainability Committee since September 25, 2014. Contribution: With his experience in the financial and energy sectors, Mr. Armstrong Zambrano has advised and carried out several projects with leading multinational companies in Mexico. Thus, in addition to contributing his knowledge to CEMEX, S.A.B. de C.V.’s Sustainability Committee to evaluate energy projects, he provides strategic guidance to the CEMEX, S.A.B. de C.V. Board of Directors for the development and global expansion of CEMEX. Secretary ROGER SALDAÑA MADERO    (not a member of the Board of Directors) RENÉ DELGADILLO GALVÁN    (Alternate) (not a member of the Board of Directors)

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 100 Independent Directors ARMANDO J. GARCÍA SEGOVIA Male (67)—Independent Director    History in CEMEX: Member of the Board of Directors since 1983 and member of the Sustainability Committee since September 25, 2014. Contribution: He brings to the CEMEX, S.A.B. de C.V. Board of Directors a considerable level of detailed knowledge of different aspects of CEMEX, as well as a commitment to the care and conservation of nature, which allows him to make significant contributions to the constant strengthening of CEMEX’s sustainability policy, a central component of CEMEX’s business strategy focused on creating long-term value. DIONISIO GARZA MEDINA Male (66)—Independent Director    History in CEMEX: Member of the Board of Directors since 1995, and on March 26, 2015 he was appointed member and was president of the corporate practices and finance committee until March 28, 2019. Contribution: With his extensive business experience and in-depth knowledge of the energy, oil and education sectors, the economy and global markets in general, Mr. Garza Medina brings to CEMEX, S.A.B. de C.V.’s Board of Directors a strategic vision that contributes to the achievement of CEMEX’s business objectives, including the constant strengthening and improvement of CEMEX’s corporate governance practices. RODOLFO GARCÍA MURIEL Male (74)—Independent Director    History in CEMEX: Member of the Board of Directors since 1985, member of the corporate practices and finance committee since March 26, 2015 and member of the Audit Committee since March 31, 2016. Contribution: He is a business leader with a long history as a founder, director, and president of many different companies in the manufacturing, construction, transport and communications industries, among others, thereby contributing his vast experience to CEMEX, S.A.B. de C.V.’s Board of Director’s wide vision of the global business environment. ARMANDO GARZA SADA Male (62)—Independent Director    History in CEMEX: Member of the Board of Directors and corporate practices and finance committee since March 26, 2015. Contribution: The performance at the highest corporate level of Mr. Garza Sada in companies in the manufacturing sectors provides CEMEX, S.A.B. de C.V.’s Board of Directors a unique insight on the global economic and commercial landscape, thus allowing the constant improvement of CEMEX’s business strategy. FRANCISCO JAVIER FERNÁNDEZ CARBAJAL Male (64)—Independent Director    History in CEMEX: Member of the Board of Directors since February 2012. On March 26, 2015, he was appointed as a member of the Audit Committee, Corporate Practices and Finance Committee, on April 28, 2016, was elected to participate in the Sustainability Committee and on March 28, 2019, he was appointed Chairman of the Corporate Practices and Finance Committee. Contribution: His background and career related to the payments and financial services industry enables him to bring a global perspective to CEMEX, S.A.B. de C.V.’s Board of Directors and to provide relevant insights in relation to strategic planning, operations and management and an enhanced understanding of risk management of large, complex organizations. In addition, as the Chief Financial Officer of a large publicly traded company, and through his board and committee membership in several large companies in Mexico and the United States, he has accumulated extensive experience in corporate finance and accounting, financial reporting and internal controls, and human resources and compensation, which contributes to his service on CEMEX, S.A.B. de C.V.’s Board of Directors. EVERARDO ELIZONDO ALMAGUER Male (76)—Independent Director    History in CEMEX: Member of the Board of Directors since March 31, 2016, member of the Audit Committee since April 5, 2018 and on March 28, 2019 he was appointed Chairman of the Audit Committee. Contribution: With his renowned career as a financial analyst, exemplary public official and university scholar, Mr. Elizondo Almaguer brings to CEMEX, S.A.B. de C.V.’s Board of Directors an extensive knowledge of the financial system and the macroeconomic environment at the international level, contributing to the strategy design and business initiatives to enhance CEMEX’s growth. In particular, he is being proposed as the President of CEMEX, S.A.B. de C.V.’s audit committee, where he qualifies as a “financial expert” for purposes of the Sabarnes-Oxley Act of 2002, as a result of the expertise he has gained through experience in, and an understanding of, internal control over financial reporting, as well as oversight of independent auditors in companies that have been publicly listed in Mexico and in the United States, with respect to the preparation, auditing or evaluation of financial statements, which is supplemented with several decades of experience in the banking/finance industry and academia. DAVID MARTÍNEZ GUZMÁN Male (62)—Independent Director    History in CEMEX: Member of the Board of Directors since March 26, 2015. Contribution: He brings extensive knowledge and expertise in the financial sector and global markets to CEMEX, S.A.B. de C.V.’s Board of Directors, which allows Mr. Martínez Guzmán to provide significant guidance regarding CEMEX’s financial strategy and contribute directly to CEMEX’s business strategy focused on regaining CEMEX’s investment grade credit metrics. RAMIRO GERARDO VILLARREAL MORALES Male (72)—Independent Director    History in CEMEX: Member of the Board of Directors since 2017. Contribution: With his vast knowledge and experience within CEMEX, Mr. Villarreal Morales offers the CEMEX, S.A.B. de C.V.’s Board of Director’s key guidance in regulatory and legal matters, as well as extensive knowledge related to corporate governance and financial transactions issues. GABRIEL JARAMILLO SANINT Male (70)—Independent Director    History in CEMEX: Member of the Board of Directors since 2018. Contribution: With an outstanding 35-year career in the financial sector and in the field of philanthropy, being mainly focused on the health sector, as well as a deep knowledge of the overall U.S. and SCA&C regions, Mr. Jaramillo Sanint not only brings to CEMEX, S.A.B. de C.V.’s Board of Directors an extensive experience in financial matters, but also in corporate social responsibility, one of the pillars of CEMEX’s global business strategy to achieve sustainable growth and create long-term value. ISABEL MARIA AGUILERA NAVARRO Female (59)—Independent Director History in CEMEX: Member of the Board of Directors since March 2019. Contribution: With her vast experience and extensive knowledge in multinational corporations, Mrs. Aguilera Navarro brings to the CEMEX, S.A.B. de C.V. Board of Director’s guidance and strategic vision which contributes to the business strategy to enhance CEMEX’s objectives at a global level, including the constant strengthening of information technology and digitalization efforts.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 101 B O A R D OF C OMMI T T E E S Our established governance and management practices are consistent with our relentless commitment to creating sustainable, long-term stakeholder value. Audit Committee EVERARDO ELIZONDO ALMAGUER President RODOLFO GARCÍA MURIEL FRANCISCO JAVIER FERNÁNDEZ CARBAJAL The Audit Committee is responsible for evaluating our internal controls and procedures and identifying deficiencies; following up with corrective and preventive measures in response to any non-compliance with our operation and accounting guidelines and policies; evaluating the performance of our external auditors; describing and valuing non-audit services performed by our external auditors; reviewing our financial statements; assessing the effects of any modifications to the accounting policies approved during any fiscal year; overseeing measures adopted as a result of any observations made by our shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls, and internal and external audits, as well as any complaints regarding management irregularities, including anonymous and confidential methods for addressing concerns raised by employees; and analyzing any risks identified by our company’s independent auditors, accounting, internal control, and process assessment areas. In accordance with our company’s bylaws, all members of the Audit Committee, including its President, must be independent directors. During 2019, the Audit Committee met four times with meeting attendance of 92%. Corporate Practices and Finance Committee FRANCISCO JAVIER FERNÁNDEZ CARBAJAL President DIONISIO GARZA MEDINA RODOLFO GARCÍA MURIEL ARMANDO GARZA SADA The Corporate Practices and Finance Committee is responsible for evaluating the hiring, firing, and compensation of our Chief Executive Officer; reviewing the hiring and compensation policies for our executive officers; reviewing related party transactions; reviewing policies regarding the use of corporate assets; reviewing unusual or material transactions; evaluating waivers granted to our directors or executive officers regarding seizure of corporate opportunities; identifying, evaluating, and following up on the operating risks affecting our company and its subsidiaries; evaluating our company’s financial plans; reviewing our company’s financial strategy and its implementation; and reviewing mergers, acquisitions, market information, and financial plans, including financing and related party transactions. In accordance with our company’s bylaws, all members of the Corporate Practices and Finance Committee, including its President, must be independent directors. During 2019, the Corporate Practices and Finance Committee met four times with meeting attendance of 81%. Sustainability Committee ARMANDO J. GARCÍA SEGOVIA President IAN CHRISTIAN ARMSTRONG ZAMBRANO FRANCISCO JAVIER FERNÁNDEZ CARBAJAL MARCELO ZAMBRANO LOZANO The Sustainability Committee is responsible for ensuring sustainable development is embedded in our strategy; supporting our Board of Directors in fulfilling its responsibility to shareholders regarding our company’s sustainable growth; evaluating the effectiveness of our sustainability programs and initiatives; providing guidance to our Chief Executive Officer and senior management team regarding our strategic direction on sustainability; and endorsing our model of sustainability, priorities, and key indicators. The Committee also provides board-level oversight on Climate Change and CO2 Management Strategy. During 2019, the Sustainability Committee met four times with meeting attendance of 100%. Some of the most relevant topics on the 2019 Agenda included: CEMEX’s 2019 Integrated Report Structure and Content Sustainability KPIs Annual Performance and Improvement Plan Health & Safety Overview and Action Plan for ZERO4Life Goal Global and Regional Sustainability Risks Agenda Update People driven culture including workforce experience and diversity & inclusion Employee training and recruitment strategy Climate Change Strategy and CO2 Management Environmental management strategy Human Rights Respect Strengthening Plan Ethics management through ETHOS global program The Sustainability Committee’s enriching discussions led to valuable outcomes such as: Implementation of CEMEX CO2 Reduction Roadmap by cement installation New Climate Change Position Paper Aspiration to deliver net-zero CO2 concrete globally by 2050 Highlights and lessons learned from monthly Global Environmental and Social Incidents Report shared by our CEO with all of our operations Implementation of CEMEX circular economy and waste management plan Water management evaluation for water scarce areas and plan development Biodiversity conservation continuous certifications At CEMEX, Sustainability starts at the Board of Directors. Learn more >

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 102 E X EC U TIVE C OMMI T T E E Our commitment to deliver value to our stockholders rests on a clear recognition that, as a public company, we are stewards of other people’s money. They invest with us to achieve superior long-term returns at acceptable risk. We have never—and will never—lose sight of that fact. At the executive level, our CEO and members of our Executive Committee oversee the day-to-day operation of our company. They develop, refine, and direct the implementation of our business strategy. Fernando A. González (65) Chief Executive Officer Since joining CEMEX in 1989, Fernando A. González has held several senior management positions, including Corporate Vice President of Strategic Planning, head of operations in Venezuela, President of CEMEX Asia, President of the CEMEX South America and the Caribbean region, President of the CEMEX Europe, Middle East, Africa, Asia and Australia region, and Executive Vice President of Strategic Planning, Finance and Administration (CFO). Fernando was appointed Chief Executive Officer in 2014. He also serves in the Board of Directors of Grupo Cementos de Chihuahua, Axtel, and Tecnológico de Monterrey’s Business School. He earned his BA in Administration and an MBA, both from Tecnológico de Monterrey. Maher Al-Har (61) Executive Vice President of Investor Relations, Corporate Communications, Public Affairs and Digital Marketing Maher Al-Haffar joined CEMEX in 2000, and has held several executive positions, including Managing Director of Finance, Head of Investor Relations, and Vice President of Investor Relations, Corporate Communications and Public Affairs. Currently, as part of his role, he is also leader of the digital marketing effort at CEMEX and is a member of the NYSE Advisory Board. Before joining CEMEX, Maher spent nineteen years with Citicorp Securities Inc. and with Santander Investment Securities, as an investment banker and capital markets professional. Maher holds a BS in Economics from the University of Texas, and a Master’s degree in International Relations and Finance from Georgetown University. Mauricio Doehner (45) Executive Vice President of Corporate Affairs and Enterprise Risk Management Mauricio Doehner joined CEMEX in 1996, and has held several executive positions in Strategic Planning and Enterprise Risk Management at CEMEX Europe, Asia, the Middle East, South America, and Mexico. He has also worked in the public sector at the Mexican Presidency. Mauricio holds a BA in Economics from Tecnológico de Monterrey, an MBA from IESE/IPADE, and a Professional Certification in Competitive Intelligence from the FULD Academy of Competitive Intelligence in Boston, Massachusetts.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 103 Jaime Elizondo (56) Executive Vice President Global Supply Chain Development Jaime Elizondo joined CEMEX in 1985, and has held several executive positions, including head of operations in Panama, Colombia, Venezuela, and Mexico, President of the CEMEX South, Central America and the Caribbean region, and more recently as President of the CEMEX Europe region. He holds a BS in Chemical and Systems Engineering and an MBA, both from Tecnológico de Monterrey. Joaquín Estrada (56) President CEMEX Asia, Middle East and Africa Joaquín Estrada joined CEMEX in 1992, and has held several executive positions, including head of operations in Egypt and Spain, and more recently as President of CEMEX Asia. Currently, as President of the CEMEX Asia, Middle East and Africa region, he is also responsible for Global Trading. Joaquín holds a BA in Economics from the University of Zaragoza, Spain, and an MBA from the Instituto de Empresa. Jesús González (54) President CEMEX South, Central America and the Caribbean Jesús González joined CEMEX in 1998, and has held several senior positions, including Corporate Director of Strategic Planning, Vice President of Strategic Planning in CEMEX USA, President of CEMEX Central America, President of CEMEX UK, and more recently Executive Vice President of Sustainability and Operations Development. He holds a MSc in Naval Engineering from the Polytechnic University of Madrid and an MBA from IESE—University of Navarra, Barcelona. José Antonio González (49) Executive Vice President of Finance and Administration José Antonio González joined CEMEX in 1998, and has held several executive positions in the Finance, Strategic Planning, and Corporate Communications and Public Affairs areas. In his current position, José Antonio heads the areas of Finance, Legal, Controllership, Tax, Global Service Organization, and Process Assessment. Jose Antonio holds a BS in Industrial Engineering from Tecnológico de Monterrey, and an MBA from Stanford University. Luis Hernández (56) Executive Vice President of Digital and Organization Development Luis Hernández joined CEMEX in 1996, and has held senior management positions in Strategic Planning and Human Resources. In his current position, he heads the areas of Organization and Human Resources, Information Technology, Digital Innovation, as well as Neoris. Luis holds a BS in Civil Engineering from Tecnológico de Monterrey, and a Master’s degree in Civil Engineering and an MBA, both from the University of Texas at Austin. Sergio Menéndez (49) President CEMEX Europe Sergio Menéndez joined CEMEX in 1993. He has held several executive positions, including Director of Planning and Logistics in Asia, Corporate Director of Commercial Development, President of CEMEX Philippines, Vice President of Strategic Planning for Europe, Middle East, Africa and Asia region, President of CEMEX Egypt, Vice President of Infrastructure Segment and Government Sales in Mexico, and more recently, as Vice President of Distribution Segment Sales in Mexico. Sergio holds a BS in Industrial Engineering from Tecnológico de Monterrey, and an MBA from Stanford University.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 104 Jaime Muguiro (51) President of CEMEX USA Jaime Muguiro joined CEMEX in 1996, and has held several executive positions in the Strategic Planning, Business Development, Ready-Mix Concrete, Aggregates, and Human Resources areas, and also headed CEMEX operations in Egypt, our operations in the Mediterranean region, and more recently, our operations in the South, Central America, and the Caribbean region. He holds a BA in Management from San Pablo CEU University, Spain, a Law degree from the Universidad Complutense of Madrid, and an MBA from the Massachusetts Institute of Technology. Ricardo Naya (47) President CEMEX Mexico Ricardo Naya joined CEMEX in 1996. He has held several executive positions, including Vice President of Strategic Planning for South, Central America and the Caribbean region, Vice President of Strategic Planning for Europe, Middle East, Africa and Asia region, President of CEMEX Poland and Czech Republic, Vice President of Commercial and Marketing in Mexico, Vice President of Distribution Segment Sales in Mexico, and more recently, as President of CEMEX Colombia. Ricardo holds a BA in Economics from Tecnológico de Monterrey, and an MBA from the Massachusetts Institute of Technology. Juan Romero (63) Executive Vice President of Sustainability, Commercial and Operations Development Juan Romero joined CEMEX in 1989, and has held several senior positions, including head of operations in Colombia and Mexico, President of the CEMEX South America and the Caribbean region, President of the CEMEX Europe, Middle East, Africa and Asia region, and more recently, as President of CEMEX Mexico. Juan Romero holds BA and BS degrees in Law, Economics and Management from the University of Comillas, Spain. Juan Pablo San Agustín (51) Executive Vice President of Strategic Planning and New Business Development Juan Pablo San Agustín joined CEMEX in 1994, and has held executive positions in the Strategic Planning, Continuous Improvement, e-Business, and Marketing areas. He is currently Executive Vice President of Strategic Planning and New Business Development. He graduated with a BS from Metropolitan University, and holds an MBA from the Instituto de Empresa.

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2019 CEMEX INTEGRATED REPORT 105

ETHICS AND COMPLIANCE

STRENGTHENING BUSINESS ETHICS AND TRANSPARENCY

At CEMEX, we are strongly committed to conducting our business in compliance with applicable laws, rules, and regulations and in accordance with high ethical standards. As our industry evolves, our values continue to serve as the pillars upon which we base our actions. They express who we are, how we behave, and what we believe in.

A culture of integrity is critical to achieving our sustainable growth. High levels of trust, together with a strong business reputation, make it easier to operate; help attract and retain our people, customers, and suppliers; contribute to good relationships in our local communities; and pave the way to confidently enter new markets. Compliance is an essential element of our company's culture of integrity—requiring responsible conduct from all of our employees, directors, and third-party business partners in accordance with all applicable laws, internal codes, and policies.

CEMEX's CODE OF ETHICS

Our enhanced, robust Code of Ethics and Business Conduct aims for all of our employees to abide by the same high standards of conduct. The Code governs our relationships with all of our stakeholders and addresses anti-bribery, antitrust compliance, prevention of money laundering, related-person transactions, workplace health and safety, environmental responsibility, confidentiality terms, conflicts of interest, financial controls and records, and preservation of assets. Through our local ethics committees, training programs, global integrity campaigns, and secure internal communication channels, we enforce and create awareness of the Code.


INTEGRITY IN ACTION
OUR CODE
AT CEMEX

Our Code governs the relationship with all of our stakeholders

Recently enhanced in 2018, the main updates to the Code are:

- **A REFERENCE THAT GUIDES OUR ACTIONS**, inspires choices, and helps us live up to our ethical principles in our day-to-day activities
- **EMPHASIS ON THE ROLE THAT EACH OF US PLAYS** in building trust, and the approach we should take in making decisions
- **EASY TO READ** for a multigenerational workforce
- **ADDITIONAL RELEVANT ITEMS** (e.g., cap on gifts and courtesies, sexual harassment, conflict of interest clarity)
- **CLARITY ON WHETHER OUR CODE IS ACCEPTED OR NOT**
- **ANSWERS TO MOST COMMON INQUIRIES.**

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 106 To strengthen our culture of ethics and compliance, we periodically launch new and updated policies. During 2019, we worked on updating and enhancing the following policies: ANTI-CORRUPTION – This enhanced policy not only features robust new controls, but also a section governing interaction with government officials. Before interacting with a government official, employees must enter our online Government Interaction platform, evaluate the details of their planned interaction, and undergo a thorough authorization process. This policy will come into effect on March 31, 2020. CORPORATE HOSPITALITIES TO GOVERNMENT OFFICIALS – This new policy is complementary to the Anti-Corruption Policy and specifically regulates the entertaining, gifts, travel expenses and other courtesies provided to government officials. This policy contains the management procedures, the authorization routes and specific accounting guidelines. This policy will come into effect on March 31, 2020. GLOBAL POLICY FOR THIRD PARTIES – This new policy features a robust due diligence, screening, and control procedure for potential new suppliers and customers. Notably, this policy screens companies for cases of corruption, money laundering, organized crime, and other relevant issues. We plan to launch this policy during the first quarter of 2020. ANTI-MONEY LAUNDERING – This new policy features robust controls to help detect, report, and prevent suspicious activity that could give rise to the smuggling of illegally obtained funds and money laundering. We plan to launch this policy during the first quarter of 2020. DONATIONS, SPONSORSHIPS, AND OPERATIONAL CONTRIBUTIONS – These related new and updated policies feature rigorous legal, budgetary, and accounting processes governing donations, sponsorships, and operational contributions. Furthermore, in Mexico, Colombia, Peru, the Dominican Republic, Jamaica, Hai-ti, Trinidad & Tobago, Barbados, and Guyana, we currently conduct thorough screening, monitoring, and due diligence of third parties through an external service provider before onboarding our third parties in our enterprise resource platform (ERP) system. Additionally, we conduct global monitoring activities of all our third parties registered in our ERP system on a periodic and automatic basis with information available on public lists to verify if our third parties have been involved in bribery, antitrust, corruption or money laundering violations and to verify if there are any politically exposed persons (PEPs) involved with our third parties. If we find that a third party failed to meet our internal protocols and procedures, CEMEX shall proceed to end the relationship with said third party. OUR REPORTING MECHANISM – ETHOSLINE If there are concerns or suspected ethics, governance or compliance violations, it’s important that our employees, our stakeholders, and the general public have a trusted, secure place to which they can turn. Managed by an autonomous third party, our ETHOSline provides an online portal and phone line for sending comments, requesting advice, and submitting complaints on these topics. Accessible through our company website, this secure, confidential, and independent portal is available 24 hours a day, seven days a week. Open and free for all to use, our ETHOSline records more complaints every quarter, underscoring the growing confidence that people place in this secure, confidential reporting tool. Cases Reported Through ETHOSline (number of cases) 16 453 17 568 18 630 19 745 Reported Category Ethics Breaches by (number of cases) 88 Environmental, 372 Health & Safety Human Resources, 81 diversity and workplace Misuse, respect misappropriation of corporate assets 204 Business Integrity

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Ultimately, our main goal is to get to the bottom of every report; all cases are looked at. We carry out a review; then if needed, an investigation to handle it according to our ETHOS Manual; and if applicable, apply consequences if our Code of Ethics is violated.

Overall, from a total of 745 cases reported through our official reporting channels in 2019, 617 were closed, of which 278 were found to be true and 313 disciplinary actions were taken. From the true cases reported, 94 employees were dismissed as a result of investigations.

BUSINESS ETHICS TRAINING AND COMMUNICATION

Our employees are continually informed of CEMEX business ethics principles in multiple ways, including our Code of Ethics, employee onboarding activities, internal communication channels, face-to-face and online courses, legal and accounting audits, relevant global policies, as well as our robust intranet Policy Center. In 2019, we designed and rolled out over 600 global communication campaigns and actions in relation to ETHOSline awareness and our ethics framework. All of our online and offline employees were reached, increasing their awareness of business ethics and human rights issues. These campaigns and actions also help to promote our company values, policies, and procedures and to inform our employees about unacceptable behavior such as discrimination, improper treatment, mobbing, theft, rules for gifts and courtesies, and workplace harassment, as well as to reinforce our institutional reporting mechanisms.

During 2019, more than 21,000 employees received training related to business ethics, human rights, and legal compliance, dedicating more than 31,000 total hours for this purpose. Moreover, 300 employees, including top management, participated in our ETHOS Awareness sessions, designed and launched in 2017 to create awareness about our ethics program and its composition, the expected way each employee should embrace integrity daily, and discuss possible scenarios. Employees from different organizational levels and backgrounds were able to participate in an open conversation about ethics topics.

INNOVATIVE NEW GLOBAL ETHICS PLATFORMS

This year we launched two innovative ethics platforms to foster collaboration across our global network of ethics professionals and relevant executives. Through our CEMEX ETHOS Network, our Global Ethics & Compliance Committee, our Global ETHOS Group Committee, and our 29 Ethics Committees across our countries of operation we not only share best practices, but also publish articles, policies, and guidance. Moreover, through our global Compliance News platform, our relevant company executives receive pertinent information on important issues—including privacy, bribery, competition, and regulation—together with applicable resolved cases from other companies to familiarize them with topical ethics and compliance matters.

2019 ETHICS AND COMPLIANCE RELATED TRAINING

TOPIC	EMPLOYEES TRAINED	TOTAL TRAINING HOURS
ANTI-MONEY LAUNDERING	139	242
ANTITRUST, ANTI-CORRUPTION AND ANTIBRIBERY	12,764	22,066
CODE OF ETHICS AND POLICIES	7,407	7,569
CONFLICT OF INTEREST	332	1,037
DATA PROTECTION	212	212
ETHOS AWARENESS SESSIONS	300	874
WORKPLACE BEHAVIOR / WORKPLACE HARASSMENT	712	712
TOTAL	21,866	32,712

2019 ETHOS DISCIPLINARY ACTIONS TAKEN

REGION	NUMBER OF DISCIPLINARY ACTIONS TAKEN AS A RESULT OF THE INVESTIGATIONS	NUMBER OF EMPLOYEES WHO WERE DISMISSED AS A RESULT OF THE INVESTIGATIONS
MEXICO	89	44
UNITED STATES	43	3
SCA&C	67	15
EUROPE	29	10
AME&A	69	19
OTHERS	16	3
TOTAL	313	94

SASB: EM-CM-520a.1

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 108 CEMEX ETHOS GLOBAL PROGRAM CEMEX abides by fair trade and competition principles, and we do not tolerate price-fixing, market allocation, predatory pricing or other illegal market practices. Our Anti-Bribery/Anti-Corruption Global Policy, Global Antitrust Policy, Global Conflict of Interest Policy, Related Person Transactions Policy, and Insider Trading Policy outline our procedures and commitment to global expectations and standards. To further encourage our employees to act in a manner consistent with our values, CEMEX Global Compliance Program evolved into a more integrated approach: CEMEX ETHOS Global Program. With a worldwide focus, led by our ETHOS Group and local ETHOS Committees, the program consists of a set of principles, rules, controls, procedures, guidelines, and bodies designed to comply with the laws and standards of conduct applicable to our company. CEMEX ETHOS Global Program works as an internal network coordinating six core corporate functions with ethics and compliance-related responsibilities: EXTENDING OUR ANTI-CORRUPTION TRAINING EFFORTS TO THIRD PARTIES At CEMEX, we not only train our employees, but also the most sensitive elements of our network. In 2019, we trained our local customs agencies on anti-corruption issues in Colombia, Costa Rica, the Dominican Republic, Egypt, Guatemala, Israel, Mexico, Nicaragua, Panama, Philippines, Puerto Rico, United Arab Emirates, and the U.S. We expect to continue these efforts in our 2020 training plan for local customs agencies of other business units. Given our growing use of renewable energy sources, we also started training our energy suppliers on anti-corruption matters. Through these and other initiatives, we are expanding our culture of ethics and compliance beyond our organization to our stakeholders and third parties. 1. LEGAL – responsible for developing and updating relevant policies; carrying out trainings and legal audits; setting and carrying out proper oversight of third-party management; and managing compliance-related complaints. 2. ORGANIZATION AND HUMAN RESOURCES (OHR) – responsible for defining and enhancing CEMEX Code of Ethics; deploying the ethics training program; administering ETHO-Sline; coordinating and administering local ETHOS Committees; investigating cases within their responsibilities; assuming co-responsibility for CEMEX ETHOS Global Program; promoting a culture of ethics and reporting; and providing end-to-end case management. 3. INTERNAL CONTROL – responsible for implementing controls and compliance with policies; and deploying an internal control model in order to reduce risk exposure and the likelihood of significant and/or severe deficiencies in the processes and procedures governing our company’s operations. 4. GLOBAL SERVICE ORGANIZATION (GSO) – responsible for delivering business services to CEMEX operations, while complying with both our internal and external control requirements and corporate governance model; and performing internal control responsibilities, such as performing SOX testing, following up on remediation plans, advising process owners on items related to internal control, performing change management tests, and promoting compliance with policies. 5. PROCESS ASSESSMENT – responsible for overseeing internal audits of controls and compliance with policies; conducting worldwide internal audits; conducting special fraud investigations; performing SOX audit compliance; conducting CAPEX audits; and monitoring risk. 6. ENTERPRISE RISK MANAGEMENT (ERM) – responsible for analyzing local and global compliance risks; performing risk oversight, including risk identification, monitoring, assessment, reporting, and mitigation; and following up on risk mitigation measures. As part of the Legal function’s program responsibilities, special attention is given to the most sensitive countries concerning corruption risks to our business system process. With a focus on such relevant policies as insider trading, anticorruption, antitrust, conflicts of interest, information retention, and privacy, among others, in 2019, we conducted 141 internal legal audits in 12 countries. Our Code of Ethics reflects the requirements of the Sarbanes-Oxley Act of 2002 (SOX). We conducted 141 internal legal audits in 12 countries

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OUR COMMITMENT TO RESPECT HUMAN RIGHTS

Human rights are the fundamental rights, freedoms, and standards of treatment to which all people are entitled. Respecting human rights is reinforced in our core value of "Acting with Integrity," which is embedded in the way we do business.

PROGRESS TOWARDS OUR COMMITMENT TO HUMAN RIGHTS

Although fundamental human rights do not change, society and its context do. Therefore, at CEMEX we must be vigilant and address this new context effectively in order to align our strategy and operations with universal principles of human rights. We understand that these principles constitute a global standard of expected corporate conduct applicable to all of our operations.



Accordingly, we are determined to meet our responsibility to respect all human rights while fostering their respect among our business partners.

As a signatory to and active participant in the UN Global Compact, we reaffirm our support of its 10 principles on Human Rights, Labor, Environment, and Anti-Corruption. To demonstrate our strong commitment to these principles, we annually submit an Advanced Communication of Progress to the UN Global Compact.

As part of the mitigation actions proposed as a follow-up to our 2017 Human Rights Compliance Assessment, we recently updated our Code of Ethics; with it, we continue to build awareness among our employees on human rights. We aim to always ensure humane treatment in our installations and together with CEMEX global Workplace Diversity and Inclusion Policy, we strive to prevent discrimination due to sensitive medical conditions, social background, family status or trade unions membership.

As part of campaigns focused on our enhanced Code of Ethics we encourage employees to speak up — without fear of retribution — about any concerns they may have about ethics and human rights. We aim to strengthen the credibility of our grievance channels and to continually evaluate and review how best to improve our approach to addressing human rights. We also continue communications on our Human Rights Policy, which was updated in 2018.

HUMAN RIGHTS COMMITMENT TIMELINE

2004	CEMEX becomes a signatory to the UN Global Compact.
2014	CEMEX approaches Shift for expert advice on the UN Guiding Principles on Business and Human Rights and key gaps in policies and processes.
2014	CEMEX releases its first Human Rights Policy Statement.
2017	CEMEX executes a Human Rights Compliance Assessment in 30 countries to identify risks to people.
2018	CEO signs enhanced Human Rights Policy.
2018	CEMEX releases global Workplace Diversity and Inclusion Policy.
2018	CEMEX Code of Ethics is enhanced.
2018	CEMEX enrollment in the UN Global Compact changes to participant.
2019	CEMEX Supplier Code of Conduct When Doing Business with Us.
2019	Flexible Work Schedule Policy.

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2019 CEMEX INTEGRATED REPORT 110

Our 2018 Human Rights Policy reflects our support and respect for the protection of internationally proclaimed human rights principles, as expressed in the International Bill of Human Rights and the International Labor Organization's Declaration on Fundamental Principles and Rights at Work. In addition, it recognizes employees, communities, contractors, and suppliers as main areas of impact and reaffirms our commitment to the promotion of and respect for human rights throughout our worldwide operations, local communities, and supply chain.

HUMAN RIGHTS POLICY IMPLEMENTATION

The implementation of our Human Rights Policy is focused on establishing the right controls throughout our existing governance processes and tools. Human Rights continue to be included in both our Code of Ethics and Business Conduct and our Suppliers Code of Conduct, playing an important role in its enhancement.

Policies that govern our day-to-day operations enable us to implement and safeguard our Human Rights commitments, including our Health and Safety Policy, Stakeholder Engagement Policy, Environmental Policy, Water Policy, and Biodiversity Policy, among others.

We expect all of our policies and procedures to be applied consistently wherever we operate by our employees, suppliers, contractors, and other business partners.


cemex
cemex

We are on a continuous evolving journey to create a more inclusive and diverse workplace

As a result of our Human Rights Compliance Assessment, we also reinforced our expectations for our suppliers by including Human Rights, Labor, Antitrust, and other Sustainability clauses in their contracts and purchase orders.

Consistent with our commitment to build a truly diverse CEMEX team, in conjunction with existing and future programs and initiatives, our global Workplace Diversity and Inclusion Policy supports our continuous, constantly evolving journey to create a more inclusive, diverse workplace.

This new policy underscores our serious commitment to cultivate an environment that embraces possibilities for everyone and promotes an atmosphere of openness, courageousness, generosity, and respect, so all of our employees can perform at their best.

EXISTING CEMEX GLOBAL POLICY	HUMAN RIGHTS COMPONENTS
HEALTH AND SAFETY POLICY	▪ Zero injuries are not only possible, but also our moral responsibility. ▪ Provide a safe and healthy workplace for our employees and contractors ▪ Comply with company policies, Health and Safety Management System, procedures, and all applicable local laws ▪ Develop a positive health and safety culture whereby individuals look after the health and safety of each other and share our belief that the achievement of ZERO injuries is possible
STAKEHOLDER ENGAGEMENT POLICY	▪ We strive to build mutually beneficial relationships with our stakeholders and communities. ▪ CEMEX is committed to engage its stakeholders in an ongoing and transparent way. ▪ We seek to create value for society through our core business activities.
ENVIRONMENTAL POLICY	▪ Actively pursue a policy of pollution prevention, applying best available techniques to minimize the impact of our operations ▪ Comply with company policies and procedures and all applicable local laws and regulations ▪ Make strategic efforts to maximize our energy and resource efficiency, lower our carbon intensity, and reduce emissions by managing our energy use, water consumption, and waste generation ▪ Responsibly manage the land within our operations to protect ecosystems and biodiversity and to maximize our contribution to nature conservation
WATER POLICY	▪ CEMEX is fully committed to carrying out our business activities in a sustainable manner, minimizing pressure on water resources and covering three essential aspects of resource availability, resource quality, and ecosystem integrity.

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EXISTING CEMEX GLOBAL POLICY	HUMAN RIGHTS COMPONENTS
BIODIVERSITY POLICY	■ Align our biodiversity initiatives with our business model so that the identification, assessment, and management of biodiversity values is considered in our decision-making process and management systems throughout the life cycle of our sites
WORKPLACE DIVERSITY AND INCLUSION POLICY	■ Our people represent a wide range of different countries and cultures, as well as a broad range of backgrounds and experiences, making CEMEX a stronger and more inclusive environment. ■ We align our values with the principles of the UN Global Compact. ■ CEMEX aims to be a great place to work for all of our employees. ■ Decisions are made without regard to gender, race, color, age, religion, mental or physical disability, pregnancy and maternity/paternity, marriage or civil partnership, sexual orientation or preference, political affiliation or national origin.
DATA PROTECTION AND PRIVACY POLICY	■ CEMEX is fully committed to international compliance with data protection laws for protecting personal data of customers, suppliers, business partners, and employees. ■ Processing of personal data must be done lawfully, fairly, and transparently to protect the rights of data subjects from whom we process personal data. ■ Collection, processing, and sharing of personal data should always be based on lawful purposes. ■ Data can be processed following consent of the data subject. Before giving consent, the data subject must be informed how his/her data is being used and for what purpose. ■ Only people who have a need to know and are authorized to use the personal data can access it. Data subjects are entitled to a reasonable expectation of privacy in the processing of their personal data.
ANTI-BRIBERY/ ANTI-CORRUPTION POLICY	■ This global policy applies to all of CEMEX directors, officers, and employees, regardless of where they reside or conduct business, CEMEX subsidiaries, affiliates, and third party relationships over which CEMEX has control, including joint ventures, as well as all agents, consultants, business partners, and other third-party representatives when they act on CEMEX's behalf. ■ Seek compliance with anti-bribery/anti-corruption laws
CODE OF CONDUCT	■ Strengthen Human Rights ■ Encourage Board members, CEMEX personnel and third parties to act with integrity and adhere to the highest ethical standards and practices
CODE OF CONDUCT WHEN DOING BUSINESS WITH US – SUPPLIER SUSTAINABILITY	■ Strengthen Human Rights ■ Encourage suppliers to adhere to the highest ethical standards and practices ■ Comply with all anti-bribery laws ■ Seek equality and fairness in supplier relations



HUMAN RIGHTS DUE DILIGENCE

CEMEX Human Rights due diligence process is embedded in our existing approach to risk management with a special focus on potential human rights risks to people. It is integrated into our company's regularly running formal processes, including:

- **ENTERPRISE RISK MANAGEMENT (ERM):** This dedicated corporate function permanently executes a process of risk detection and analysis at global, regional, and local levels by enabling the deployment of corresponding monitoring, mitigation, and reporting measures in a timely manner. As part of this process, a Global Risk Agenda is biannually presented to the Risk Management Committee, comprised of CEMEX Executive Committee. Additionally, key material risks are evaluated and tracked by the Board-level Corporate Practices and Finance Committee. Other risk management processes within CEMEX, including internal controls and audits, complement the ERM function.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 112 GLOBAL COMPLIANCE PROGRAM (GCP): Legal compliance audits focused mostly on antitrust, anti-bribery, and insider trading issues are conducted throughout the year in all of the geographies where we operate, especially in the most sensitive countries relative to transparency and risks. SUPPLIERS ASSESSMENT: We partner with specialized independent firms to perform sustainability assessments of our suppliers across the globe. As part of their scope, these assessments include respect and promotion of human rights in their workforce and supply chain. CONTRACTORS ASSESSMENT: This program is designed to certify that those contractors with which we engage are equally committed to respect human rights aligned with the health and safety of their employees, clients, and the communities in which they operate. To support CEMEX in this important program, we rely on leading global technology and applications development firms. GRIEVANCE MECHANISM: In addition to the above processes, our global grievance mechanisms enable us to maintain permanent communication with our key stakeholder groups, especially those that might be vulnerable under certain circumstances. Moreover, these open communication channels enable us to obtain valuable feedback to evaluate the effectiveness of implemented mitigation actions based on identified risks to people. Our main grievance mechanisms include: a. ETHOSLINE: We look to live our values and to properly manage our Code of Ethics. Therefore, we encourage our employees, stakeholders, and the general public to submit suggestions, inquiries, and possible violations through our ETHOSline communication channel available 24/7. This reporting mechanism helps us to identify human rights related risks not only in our operations, but also in the communities where we work. b. GLOBAL AND LOCAL ETHICS COMMITTEES: Composed of representatives from different functions in each of the countries in which we operate, these dedicated taskforces encourage awareness and enforcement of our Code of Ethics. All of them receive, investigate, and collaborate to resolve reported ethics breaches, including those related to human rights. c. STAKEHOLDER DIALOGUES: Aimed at getting to know and understand our stakeholders’ needs and concerns, these dialogues enable us to identify potential impacts on people and properly address these risks. d. LOCAL CORPORATE SOCIAL RESPONSIBILITY COMMITTEES: Composed of our plant’s director and local environmental officials, trade union representatives, local mayors of nearby towns, neighborhood representatives, and other local institutions, these groups aim to build positive, sustainable relationships with our neighboring communities. IDENTIFYING, PRIORITIZING, AND MITIGATING HUMAN RIGHTS IMPACTS Complementary to our due diligence efforts, in 2017, we carried out an internal Human Rights Compliance Assessment to identify and assess potential human rights impacts and prioritize them according to their likelihood and impact severity. Our internal Human Rights Compliance Assessment was performed using our existing 2014 Human Rights Policy and was complemented mainly by the Danish Institute for Human Rights Quick Check methodology. It also included best practices from the Global Compact Self-Assessment tool and the UN Guiding Principles on Business and Human Rights, among others. To make the process more robust, we consulted international risk maps—compiled and published for ETHOSLINE helps consultation by globally recognized organizations—showing the level of vulnerability or the likelihood of human rights violations by country in areas such as us identify working conditions, modern slavery, freedom of association, tolerance and inclusion, civil and political human rights rights, and environmental quality. CEMEX Human Rights Compliance Assessment related risks was deployed in more than 30 business units representing all of the countries in which we have cement, ready-mix concrete, and aggregates operations, maritime terminals, and our largest corporate offices, including CEMEX Global Headquarters. The human rights impacts evaluation in each country was executed through a joint effort coordinated by the local Ethics Committee, supported by a dedicated multidisciplinary group of experts from key functions, including Human Resources, Legal, Enterprise Risk Management, Procurement, Sustainability, Health & Safety, Communication, and Social Responsibility. The Assessment encompassed approximately 100 questions focused on six main dimensions, which were defined considering the potential human rights impacts associated with our organization’s core business, as well as relationships linked to these activities. For this purpose, the potentially vulnerable groups targeted not only included our employees, but also extended to contractors and communities surrounding our operations segregated by children, women, disabled individuals, indigenous people, and migrant labor.

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Considering the findings of the Human Rights Compliance Assessment, as a follow-up step, the identified impacts were discussed with each of the 30 evaluated countries and a basic remediation and mitigation plan was set to start working on the correction and prevention of those situations where human rights could be breached.

MOVING FORWARD TO CLOSE THE GAP

During 2019, we made significant progress in identifying and implementing preventive measures to avoid any human rights impacts in our operations. Through our operations' identification of their top five human rights impacts, we are developing a culture of awareness and accountability with the implementation of the UN Guiding Principles on Business and Human Rights.

CEMEX Human Rights Compliance Assessment enabled us to discuss and define action plans by country in order to proactively anticipate any potential human rights impacts. Nonetheless, we continue to work very closely with our operations to build their capabilities and maintain a robust mitigation and remediation model that enables us to prioritize and address human rights issues, while working to maximize our positive impacts.

Moreover, our 2030 sustainability targets—closely aligned with the UN SDGs—reflect our clear commitment to positively contribute to the most relevant themes of the Global United Nations Agenda. Our SDG strategy is human rights driven and integrates all of our efforts to positively excel in our contributions to society.

SALIENT HUMAN RIGHTS	POTENTIALLY IMPACTED STAKEHOLDERS	MAIN FUNCTIONS LEADING MITIGATION ACTIONS	RELATED ACTIVITIES
HEALTH AND SAFETY		› H&S › OPERATIONS › PROCUREMENT › HUMAN RESOURCES › SUSTAINABILITY	■ Employee and contractors' awareness for alignment with safe and healthy behavior. During 2019, we dedicated about 40,000 hours to H&S training. ■ Open-door policy for our employees, contractors, and community members to share related complaints or suggestions
ENVIRONMENTAL FOOTPRINT		› SUSTAINABILITY › OPERATIONS › CSR › PROCUREMENT › LEGAL	■ Continuous assessment of our environmental impacts and risks to manage them proactively ■ Our global environmental policies seek to avoid, prevent, mitigate, and remediate impacts related to our activities. ■ A Monthly Environmental and Social Incidents Report details all events in the period. It results in a direct message from our CEO requesting our operations to address and remediate identified situations.
COMMUNITY IMPACTS		› CSR › PUBLIC AFFAIRS › LEGAL › OPERATIONS › ERM › SUSTAINABILITY	■ CSR multi-stakeholder committees across all geographies foster empathy with our neighboring communities and enable us to incorporate insights into our human rights promotion and respect strategy. ■ Implementation of our Social and Environmental Model strengthens our responsible business strategy by deeply understanding and addressing our stakeholders' conditions, needs, and concerns. ■ Our inclusive business models tackle the many side effects of poverty, providing families with the space and privacy all humans need to live in harmony, as well as children with healthy living and learning conditions.
DIVERSITY AND DISCRIMINATION		› HUMAN RESOURCES › CSR › LEGAL › SUSTAINABILITY	■ Development and launch of CEMEX Diversity and Inclusion Policy ■ Creation of Diversity Committees in our different business units help to shape and implement CEMEX inclusion strategy. ■ New personnel are provided training on our non-discrimination policies. Furthermore, our employees receive training on how to identify and report discrimination issues. ■ In 2019, 72% of our business units implemented initiatives for gender equality and 48% to create opportunities for those with disabilities. A total of 115 collaborators with some type of disability were integrated into our workforce by year end.
WORK-LIFE BALANCE		› HUMAN RESOURCES › LEGAL › SUSTAINABILITY	■ Full implementation of time attendance systems and overtime policies ■ All of our business units have formal channels for employees to communicate needs and concerns regarding work-life balance, in order to define actions for implementation based on this feedback. ■ In 2019, over 700 initiatives to improve work-life balance were implemented across our business units, reaching 82% of our total employees. Examples include programs that support child and/or elderly care, sabbaticals, parental leave, and other benefits such as flex-time, home office.

Employees | Suppliers and Contractors | Customers | Local Communities

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 114 An integral approach to our results helps us to build a better world RESULTS IN DETAIL

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2019 CEMEX INTEGRATED REPORT 115

SELECT CONSOLIDATED FINANCIAL INFORMATION*

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
IN MILLIONS OF US DOLLARS,
EXCEPT ADSs AND PER ADS AMOUNTS

OPERATING RESULTS [1]	2015 [1,3]	2016 [1,3]	2017 [1,3]	2018 [1,3]	2019
Net sales	13,726	13,355	12,926	13,531	13,130
Cost of sales [2]	(9,050)	(8,568)	(8,365)	(8,849)	(8,825)
Gross profit	4,676	4,787	4,561	4,682	4,305
Operating expenses	(2,996)	(2,882)	(2,826)	(2,979)	(2,972)
Operating earnings before other expenses, net	1,680	1,905	1,735	1,703	1,333
Other expenses, net	(182)	(91)	(205)	(296)	(347)
Financial expense	(1,242)	(1,156)	(1,086)	(722)	(711)
Financial income (expense) and other items, net [3]	(84)	225	184	(2)	(71)
Earnings before income taxes	217	920	661	717	253
Discontinued operations, net of tax [1]	62	38	222	77	88
Non-controlling interest net income [4]	58	64	75	42	36
Controlling interest net income	58	726	792	528	143
Millions of average ADSs outstanding [5,6]	1,353	1,431	1,517	1,543	1,526
Controlling interest basic earnings per ADS [5,7]	0.06	0.53	0.53	0.37	0.12
Controlling interest basic earnings per ADS from continuing operations [5,7]	0.02	0.49	0.41	0.32	0.06
Controlling interest basic earnings per ADS from discontinued operations [5,7]	0.04	0.04	0.12	0.05	0.06
Dividends per ADS [5,6,7,8]	n.a	n.a	n.a	0.05	n.a

STATEMENT OF FINANCIAL POSITION INFORMATION					
Cash and cash equivalents	887	561	699	309	788
Assets from operations held for sale	313	1,015	70	107	839
Property, plant, and equipment, net and assets for the right-of-use, net [10]	12,428	11,107	12,782	12,454	11,850
Total assets	31,472	28,944	29,884	29,181	29,363
Liabilities from operations held for sale	39	39	-	16	37
Short-term debt & other financial obligations [11]	917	622	2,040	900	1,443
Long-term debt & other financial obligations [11]	14,648	12,596	10,586	10,858	10,347
Total liabilities	21,967	19,450	19,286	18,128	18,539
Non-controlling interest and perpetual debentures [4]	1,178	1,397	1,571	1,572	1,503
Total controlling interest	8,327	8,097	9,027	9,481	9,321
Total stockholders' equity	9,505	9,494	10,598	11,053	10,824
Book value per ADS [5,6]	6.15	5.66	6.02	6.15	6.11

OTHER FINANCIAL DATA [1]					
Operating margin	12.3%	14.3%	13.4%	12.6%	10.2%
Operating EBITDA margin [9]	18.9%	20.7%	20.9%	19.8%	18.1%
Operating EBITDA [9]	2,596	2,761	2,698	2,685	2,378
Free cash flow after maintenance capital expenditures [9]	881	1,685	1,290	793	695

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 116 NO T E S T O S E L EC T C ON S OL ID AT E D F IN A NC I A L INF OR M AT ION 1 Considering the disposal of entire reportable operating segments as well as the sale of significant businesses, CEMEX’s income statements present in the single line item of “Discontinued operations,” the results of: a) the assets held for sale in the United Kingdom for the years 2017, 2018 and 2019; b) Kosmos’ assets held for sale in the United States for the years 2017, 2018 and 2019; c) the white cement business held for sale in Spain for the years 2017, 2018 and 2019; d) the French assets sold for the years 2017 and 2018 and for the period from January 1 to June 28, 2019; e) the German assets sold for the years 2017 and 2018 and for the period from January 1 to May 31, 2019; f) the Baltic and Nordic businesses sold for the years 2017 and 2018 and for the period from January 1 to March 29, 2019; g) the operating segment in Brazil sold for the years 2016 and 2017 and for the period from January 1 to September 27, 2018; h) CEMEX’s Pacific Northwest Materials Business operations in the United States sold for the years 2015 and 2016 and for the six months ended June 30, 2017; i) CEMEX’s Concrete Pipe Business operations in the United States for the years 2015 and 2016 and for the one-month ended January 31, 2017; j) CEMEX´s operations in Bangladesh and Thailand for the year 2015 and for the period from January 1 to May 26, 2016; and k) CEMEX´s operations in Austria and Hungary sold for the period from January 1 to October 31, 2015.See note 4.2 in our consolidated financial statements included elsewhere in this annual report. 2 Cost of sales includes depreciation, amortization and depletion of assets involved in the production, expenses related to storage in producing plants, freight expenses of raw material in plants and delivery expenses of CEMEX’s ready-mix concrete business. 3 Financial income (expense) and other items, net, includes financial income, results from financial instruments, foreign exchange results, the effects of amortized cost on assets and liabilities and others and in 2017 the results in sale of associates and in 2017 and 2018 the remeasurement of previously held interest before change in control of associates. 4 From 2015 through 2019, non-controlling interest includes $440 million, $438 million, $448 million, $444 million and $443 million, respectively; of aggregate notional amounts of perpetual debentures issued by consolidated entities. For accounting purposes, these perpetual debentures are included within stockholders’ equity (See note 20.4 to the 2019 Annual Report’s Financial Statements). 5 CEMEX, S.A.B. de C.V.’s CPOs are listed on the Mexican Stock Exchange. CEMEX, S.A.B. de C.V.’s ADSs, each of which currently represents ten CPOs, are listed on the New York Stock Exchange (“NYSE”). In the Consolidated Financial Statements, earnings per share are presented on a per-share basis (See note 22 to the 2019 Annual Report’s Financial Statements). 6 The number of ADSs outstanding, stated in millions of ADSs, represents: (i) the total average amount of ADS equivalent units outstanding of each year, (ii) includes the total number of ADS equivalents issued in underlying derivative transactions, and (iii) excludes the total number of ADS equivalents issued by CEMEX and owned by its subsidiaries. 7 For purposes of the selected financial information for the periods ended December 31, 2015 through 2019, the controlling interest basic earnings per ADS amounts were determined by considering the average amount of balance number of ADS equivalent units outstanding during each year. These numbers of ADSs outstanding were not restated retrospectively neither to give effect to stock dividends occurring during the period nor to present the controlling earnings -per-ADS of continuing and discontinuing operations, as it is required under IFRS for their disclosure in the consolidated financial statements. 8 Dividends declared at each year’s annual stockholders’ meeting for each period are reflected as dividends for the preceding year. We did not declare a dividend for fiscal years 2015 to 2017, a cash dividend of $150 million was declared for fiscal year 2018. At our annual shareholders’ meetings held on 2016 and 2017, CEMEX’s stockholders approved a capitalization of retained earnings. New CPOs issued pursuant to the capitalization were allocated to shareholders on a prorata basis. As a result, shares equivalent to approximately, 539 million CPOs and 562 million CPOs were issued and paid each year in 2016 and 2018, respectively. CPO holders received one new CPO for each 25 CPOs held, and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares. In our annual shareholders’ meeting held on 2018 and 2019 there was no capitalization of retained earnings. (See note 20.1 to the 2019 Annual Report’s Financial Statements). 9 Please refer to page 223 for the definition of terms. 10 In 2019 excludes assets held for sale in the United Kingdom, Kosmos´ assets in the United States and the white cement assets in Spain. In 2018 excludes the assets held for sale in the central region of France. In 2017 excludes the assets held for sale of Andorra plant in Spain. In 2016 excludes the assets held for sale of Fairborn cement plant and the Concrete Pipe Division in the United States, the ready-mix pumping equipment in Mexico and the assets of Andorra plant in Spain. In 2015 excludes the assets held for sale of Andorra plant in Spain. 11 From 2017 through 2019, other financial obligations include: a) lease contracts as per IFRS 16; b) liabilities secured with accounts receivable; c) the liability components associated with CEMEX’s financial instruments convertible into CEMEX’s CPOs. In 2015 and 2016, other financial obligations included capital leases according to former IAS 17. (See notes 2.1, 14.2 and 16.2 to the 2019 Annual Report’s Financial Statements). I In 2019, CEMEX changed its presentation currency from the Mexican peso to the U.S. dollar and adopted IFRS 16, both with retrospective effects for 2017 and 2018. (See note 2.1 to the 2019 Annual Report’s Financial Statements). The amounts for 2015 and 2016 were translated into U.S. dollars using the exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement and do not include IFRS 16 effects.

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2019 CEMEX INTEGRATED REPORT 117

CONSOLIDATED INCOME STATEMENTS

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
(MILLIONS OF U.S. DOLLARS, EXCEPT FOR EARNINGS PER SHARE)

	NOTES		YEARS ENDED DECEMBER 31, 2019	2018 *	2017 *
Revenues	3	$	13,130	13,531	12,926
Cost of sales	2.16		(8,825)	(8,849)	(8,365)
Gross profit			4,305	4,682	4,561
Operating expenses	2.16, 5		(2,972)	(2,979)	(2,826)
Operating earnings before other expenses, net	2.1		1,333	1,703	1,735
Other expenses, net	6		(347)	(296)	(205)
Operating earnings			986	1,407	1,530
Financial expense	7.1, 16		(711)	(722)	(1,086)
Financial income and other items, net	7.2		(71)	(2)	184
Share of profit of equity accounted investees	13.1		49	34	33
Earnings before income tax			253	717	661
Income tax	19		(162)	(224)	(16)
Net income from continuing operations			91	493	645
Discontinued operations	4.2		88	77	222
CONSOLIDATED NET INCOME			179	570	867
Non-controlling interest net income			36	42	75
CONTROLLING INTEREST NET INCOME		$	143	528	792
Basic earnings per share	22	$	0.0031	0.0114	0.0174
Basic earnings per share from continuing operations	22	$	0.0012	0.0098	0.0125
Diluted earnings per share	22	$	0.0031	0.0114	0.0174
Diluted earnings per share from continuing operations	22	$	0.0012	0.0098	0.0125

The accompanying notes are part of these consolidated financial statements.

* The Company's comparative financial statements were re-presented, see note 2.1 for a description of main changes.

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
(MILLIONS OF U.S. DOLLARS)

	NOTES		YEARS ENDED DECEMBER 31, 2019	2018 *	2017 *
CONSOLIDATED NET INCOME		$	179	570	867
Items that will not be reclassified subsequently to the income statement					
Net actuarial gains (losses) from remeasurements of defined benefit pension plans	18		(210)	176	-
Effects from strategic equity investments	13.2		(8)	(3)	(10)
Income tax recognized directly in other comprehensive income	19		29	(31)	-
			(189)	142	(10)
Items that are or may be reclassified subsequently to the income statement					
Derivative financial instruments designated as cash flow hedges	16.4		(137)	(119)	15
Currency translation results of foreign subsidiaries	20.2		60	(91)	(14)
Income tax recognized directly in other comprehensive income	19		49	43	13
			(28)	(167)	14
Total items of other comprehensive income, net			(217)	(25)	4
TOTAL COMPREHENSIVE INCOME (LOSS)			(38)	545	871
Non-controlling interest comprehensive income (loss)			(69)	1	12
CONTROLLING INTEREST COMPREHENSIVE INCOME		$	31	544	859

The accompanying notes are part of these consolidated financial statements.

* The Company's comparative financial statements were re-presented, see note 2.1 for a description of main changes.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 119 C ON S OL ID AT E D S TAT E ME N T S OF F IN A NC I A L P O S I T ION CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES (MILLIONS OF U.S. DOLLARS) The accompanying notes are part of these consolidated financial statements. * The Company’s comparative financial statements were re-presented, see note 2.1 for a description of main changes. DECEMBER 31, JANUARY 1, NOTES 2019 2018 * 2018 * ASSETS CURRENT ASSETS Cash and cash equivalents 8 $ 788 309 699 Trade accounts receivable 9 1,521 1,488 1,557 Other accounts receivable 10 325 312 252 Inventories 11 989 1,081 959 Assets held for sale 12.1 839 107 70 Other current assets 12.2 117 124 99 Total current assets 4,579 3,421 3,636 NON-CURRENT ASSETS Equity accounted investees 13.1 481 484 436 Other investments and non-current accounts receivable 13.2 236 268 293 Property, machinery and equipment, net and assets for the right-of-use, net 14 11,850 12,454 12,782 Goodwill and intangible assets, net 15 11,590 11,936 11,954 Deferred income tax assets 19.2 627 618 783 Total non-current assets 24,784 25,760 26,248 TOTAL ASSETS $ 29,363 29,181 29,884 LIABILITIES AND STOCKHOLDERS’ EQUITY CURRENT LIABILITIES Short-term debt 16.1 $ 62 45 864 Other financial obligations 16.2 1,381 855 1,176 Trade payables 2,526 2,537 2,363 Income tax payable 219 212 261 Other current liabilities 17.1 1,184 1,130 1,242 Liabilities directly related to assets held for sale 12.1 37 16 – Total current liabilities 5,409 4,795 5,906 NON-CURRENT LIABILITIES Long-term debt 16.1 9,303 9,266 9,009 Other financial obligations 16.2 1,044 1,592 1,577 Employee benefits 18 1,138 967 1,204 Deferred income tax liabilities 19.2 720 748 795 Other non-current liabilities 17.2 925 760 795 Total non-current liabilities 13,130 13,333 13,380 TOTAL LIABILITIES 18,539 18,128 19,286 STOCKHOLDERS’ EQUITY Controlling interest: Common stock and additional paid-in capital 20.1 10,424 10,331 10,297 Other equity reserves 20.2 (2,724) (2,472) (2,385) Retained earnings 20.3 1,621 1,622 1,115 Total controlling interest 9,321 9,481 9,027 Non-controlling interest and perpetual debentures 20.4 1,503 1,572 1,571 TOTAL STOCKHOLDERS’ EQUITY 10,824 11,053 10,598 TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY $ 29,363 29,181 29,884

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2019 CEMEX INTEGRATED REPORT 120

CONSOLIDATED STATEMENTS OF CASH FLOWS

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
(MILLIONS OF U.S. DOLLARS)

	NOTES		YEARS ENDED DECEMBER 31, 2019	2018 *	2017 *
OPERATING ACTIVITIES					
Consolidated net income		$	179	570	867
Discontinued operations			88	77	222
Net income from continuing operations		$	91	493	645
Non-cash items:					
Depreciation and amortization of assets	5		1,045	982	963
Impairment losses	6		64	62	151
Share of profit of equity accounted investees	13.1		(49)	(34)	(33)
Results on sale of subsidiaries, other disposal groups and others			(49)	(13)	(216)
Financial expense, financial income and other items, net			782	724	902
Income taxes	19		162	224	16
Changes in working capital, excluding income taxes			98	(55)	431
Net cash flow provided by operating activities from continuing operations before financial expense, coupons on perpetual debentures and income taxes			2,144	2,383	2,859
Interest and coupons on perpetual debentures paid	20.4		(694)	(741)	(899)
Income taxes paid			(168)	(207)	(246)
Net cash flow provided by operating activities from continuing operations			1,282	1,435	1,714
Net cash flow provided by operating activities from discontinued operations			71	132	131
Net cash flows provided by operating activities			1,353	1,567	1,845
INVESTING ACTIVITIES					
Property, machinery and equipment, net	14		(651)	(601)	(567)
Acquisition and disposal of subsidiaries and other disposal groups, net	4.1, 13.1		469	(26)	1,202
Intangible assets	15		(116)	(187)	(86)
Non-current assets and others, net			5	(1)	4
Net cash flows used in investing activities			(293)	(815)	553
FINANCING ACTIVITIES					
Dividends paid			(150)	-	-
Derivative financial instruments			(56)	20	16
Proceeds from (repayment) of debt, net	16.1		47	(420)	(2,056)
Other financial obligations, net	16.2		(233)	(578)	(190)
Share repurchase program	20.1		(50)	(75)	-
Securitization of trade receivables			(6)	32	25
Non-current liabilities, net			(96)	(142)	(185)
Net cash flows used in financing activities			(544)	(1,163)	(2,390)
Increase (decrease) in cash and cash equivalents from continuing operations			445	(543)	(123)
Increase in cash and cash equivalents from discontinued operations			71	132	131
Foreign currency translation effect on cash			(37)	21	130
Cash and cash equivalents at beginning of period			309	699	561
CASH AND CASH EQUIVALENTS AT END OF PERIOD	8	$	788	309	699
Changes in working capital, excluding income taxes:					
Trade receivables		$	(8)	15	1
Other accounts receivable and other assets			33	(82)	47
Inventories			96	(148)	(19)
Trade payables			(41)	231	286
Other accounts payable and accrued expenses			18	(71)	116
Changes in working capital, excluding income taxes		$	98	(55)	431

The accompanying notes are part of these consolidated financial statements.

* The Company's comparative financial statements were re-presented, see note 2.1 for a description of main changes.

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2019 CEMEX INTEGRATED REPORT 121

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
(MILLIONS OF U.S. DOLLARS)

	Note	Common stock	Additional paid-in capital	Other equity reserves	Retained earnings	Total controlling interest	Non-controlling interest	Total stockholders' equity
Balance as of December 31, 2016		$ 318	9,038	(2,354)	933	7,935	1,559	9,494
Effects from adoption of IFRS 16	2.1	-	-	-	(104)	(104)	-	(104)
Balance as of January 1, 2017 *		318	9,038	(2,354)	829	7,831	1,559	9,390
Net income for the period		-	-	-	792	792	75	867
Other comprehensive income for the period	20.2	-	-	67	-	67	(63)	4
Total of other comprehensive income for the period		-	-	67	792	859	12	871
Capitalization of retained earnings		-	506	-	(506)	-	-	-
Effects of early conversion of convertible subordinated notes	16.2	-	393	(74)	-	319	-	319
Share-based compensation	21	-	42	1	-	43	-	43
Coupons paid on perpetual debentures		-	-	(25)	-	(25)	-	(25)
Balance as of December 31, 2017 *		318	9,979	(2,385)	1,115	9,027	1,571	10,598
Effects from adoption of IFRS 9	2.1	-	-	-	(21)	(21)	-	(21)
Balance as of January 1, 2018 *		318	9,979	(2,385)	1,094	9,006	1,571	10,577
Net income for the period		-	-	-	528	528	42	570
Other comprehensive income for the period	20.2	-	-	16	-	16	(41)	(25)
Total of other comprehensive income for the period		-	-	16	528	544	1	545
Own shares purchased under share repurchase program	20.1	-	-	(75)	-	(75)	-	(75)
Share-based compensation		-	34	1	-	35	-	35
Coupons paid on perpetual debentures		-	-	(29)	-	(29)	-	(29)
Balance as of December 31, 2018 *		318	10,013	(2,472)	1,622	9,481	1,572	11,053
Effects from adoption of IFRIC 23	2.1	-	-	-	6	6	-	6
Balance as of January 1, 2019		318	10,013	(2,472)	1,628	9,487	1,572	11,059
Net income for the period		-	-	-	143	143	36	179
Other comprehensive income for the period	20.2	-	-	(112)	-	(112)	(105)	(217)
Total of other comprehensive income for the period		-	-	(112)	143	31	(69)	(38)
Dividends		-	-	-	(150)	(150)	-	(150)
Effects of mandatorily convertible securities	16.2	-	151	(151)	-	-	-	-
Own shares purchased under share repurchase program		-	(75)	25	-	(50)	-	(50)
Share-based compensation		-	17	15	-	32	-	32
Coupons paid on perpetual debentures		-	-	(29)	-	(29)	-	(29)
Balance as of December 31, 2019		$ 318	10,106	(2,724)	1,621	9,321	1,503	10,824

The accompanying notes are part of these consolidated financial statements.

* The Company's comparative financial statements were re-presented, see note 2.1 for a description of main changes.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 122 NO T E S T O T HE C ON S OL ID AT E D F IN A NC I A L S TAT E ME N T S CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES AS OF DECEMBER 31, 2019, 2018 AND 2017 (MILLIONS OF U.S. DOLLARS) 1) DESCRIPTION OF BUSINESS CEMEX, S.A.B. de C.V., founded in 1906, is a publicly traded variable stock corporation (Sociedad Anónima Bursátil de Capital Variable) organized under the laws of the United Mexican States, or Mexico, and is a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. In addition, CEMEX, S.A.B. de C.V. carries out substantially all businesses and operational activities in Mexico. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) under the symbol “CEMEXCPO”. Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs. The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries. The issuance of these consolidated financial statements was authorized by the Board of Directors of CEMEX, S.A.B. de C.V. on February 5, 2020 considering the favorable recommendation of its Audit Committee. These financial statements will be submitted for authorization to the Annual General Ordinary Shareholders’ Meeting of the Parent Company on March 26, 2020. 2) SIGNIFICANT ACCOUNTING POLICIES 2.1) BASIS OF PRESENTATION AND DISCLOSURE The consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Presentation currency and definition of terms Beginning March 31, 2019 and for all subsequent periods, as permitted by International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”) under IFRS and with the authorization of CEMEX, S.A.B. de C.V.’s Board of Directors, considering the previous favorable opinion of its Audit Committee, CEMEX changed its presentation currency from the Mexican peso to the dollar of the United States of America (“U.S. dollar”) considering the following factors: For a consolidated group that comprises operations with a number of functional currencies, it is a decision of each entity to select its presentation currency under IAS 21, which may be the currency that management uses when controlling and monitoring the performance and financial position of the group. In the case of CEMEX, management uses the U.S. dollar for these purposes; The Company believes that presenting its consolidated financial information using the U.S. dollar will improve and facilitate the analysis to a broad range of users (rating agencies, analysts, investors and lenders, among others) of the Company’s consolidated financial statements; and The use of the U.S. dollar as presentation currency will also improve the comparison of CEMEX’s consolidated financial statements with those of other global entities.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 123 The consolidated financial statements, including comparative amounts and the accompanying notes to the consolidated financial statements, are presented as if the new presentation currency had always been CEMEX’s presentation currency. All currency translation adjustments have been set to zero as of January 1, 2010, which was the date of CEMEX’s transition to IFRS. Translation adjustments and cumulative translation adjustments recognized in other comprehensive income have been presented as if CEMEX had used U.S. dollars as the presentation currency from that date. Comparative financial statements and their related notes were re-presented for the change in presentation currency by applying the methodology set out in IAS 21, using the closing exchange rates for the consolidated statements of financial position and the closing exchange rates of each month within the respective periods for consolidated income statements, consolidated statements of comprehensive income and consolidated statements of cash flows. Historic equity transactions were translated at the foreign exchange rate on the date of the transactions and were subsequently carried at historical value. The exchange rates used in translation were as described in note 2.4. In addition, resulting from this change in presentation currency and in compliance with IAS 1, Presentation of Financial Statements, (“IAS 1”) CEMEX includes a third statement of financial position as of January 1, 2018, which incorporates the effects for the adoption of IFRS 16, Leases (“IFRS 16”) described below. When reference is made to U.S. dollars or “$” it means dollars of the United States of America (“United States”). The amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/ or prices per share. When reference is made to “Ps” or “pesos”, it means Mexican pesos. When reference is made to “€” or “euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “£” or “pounds”, it means British pounds sterling. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable. Previously reported convenience translations of prior years are not restated unless the transaction is still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. These translations should not be construed as representations that the amounts in dollars or pesos, as applicable, represent those dollar or peso amounts or could be converted into dollar or peso at the rate indicated. Amounts disclosed in the notes in connection with outstanding tax and/or legal proceedings (notes 19.4 and 24), which are originated in jurisdictions where currencies are different from the dollar, are presented in dollar equivalents as of the closing of the most recent year presented. Consequently, without any change in the original currency, such dollar amounts will fluctuate over time due to changes in exchange rates. Discontinued operations (note 4.2) Considering the disposal of entire reportable operating segments as well as the sale of significant businesses, CEMEX’s income statements present in the single line item of “Discontinued operations,” the results of: a) the assets held for sale in the United Kingdom for the years 2019, 2018 and 2017; b) the assets held for sale in the United States for the years 2019, 2018 and 2017; c) the white cement business held for sale in Spain for the years 2019, 2018 and 2017; d) the French assets sold for the period from January 1 to June 28, 2019 and for the years ended 2018 and 2017; e) the German assets sold for the period from January 1 to May 31, 2019 and for the years 2018 and 2017; f) the Baltic and Nordic businesses sold for the period from January 1 to March 29, 2019 and for the years 2018 and 2017; g) the operating segment in Brazil sold for the period from January 1 to September 27, 2018 and for the year 2017; h) CEMEX’s Pacific Northwest Materials Business operations in the United States sold on June 30, 2017 for the six-months ended June 30, 2017; and i) CEMEX’s Concrete Pipe Business operations in the United States sold on January 31, 2017 for the one-month ended January 31, 2017.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 124 Income statements CEMEX includes the line item titled “Operating earnings before other expenses, net” considering that it is a relevant operating measure for CEMEX’s management. The line item “Other expenses, net” consists primarily of revenues and expenses not directly related to CEMEX’s main activities, including impairment losses of long-lived assets, results on disposal of assets and restructuring costs, among others (note 6). Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the statement of operations vary significantly by industry and company according to specific needs. Considering that it is an indicator of CEMEX’s ability to internally fund capital expenditures and to measure its ability to service or incur debt under its financing agreements, for purposes of notes 4.4 and 16, CEMEX presents “Operating EBITDA” (operating earnings before other expenses, net, plus depreciation and amortization). This is not an indicator of CEMEX’s financial performance, an alternative to cash flows, a measure of liquidity or comparable to other similarly titled measures of other companies. In addition, this indicator is used by CEMEX’s management for decision-making purposes. Statements of cash flows The statements of cash flows exclude the following transactions that did not represent sources or uses of cash: Financing activities: In 2019, 2018 and 2017, the increases in other financing obligations in connection with lease contracts negotiated during the year for $220, $229 and $317, respectively (note 16.2); In 2019, 2018 and 2017, in connection with the CPOs issued as part of the executive share-based compensation programs (note 21), the total increases in equity for $17 in 2019, $34 in 2018 and $42 in 2017; In 2017, in connection with the capitalization of retained earnings (note 20.1), the increases in common stock and additional paid-in capital against retained earnings for $506; In 2017, in connection with the early conversion of part of the 2018 optional convertible subordinated notes (note 16.2), the decrease in debt for $301, the net decrease in other equity reserves for $74 and the increase in additional paid-in capital for $393; and Investing activities: In 2019, 2018 and 2017, in connection with the leases negotiated during the year, the increases in assets for the right-of-use related to lease contracts for $222, $287 and $327, respectively (note 14.2). Newly issued IFRS adopted in the reported periods IFRS 16 (notes 2.6, 14 and 16.2) Beginning January 1, 2019, IFRS 16 superseded all existing guidance related to lease accounting including IAS 17, Leases and introduced a single lessee accounting model that requires a lessee to recognize, for all leases, allowing exemptions in the case of leases with a term of less than 12 months or when the underlying asset is of low value, assets for the right-of-use of the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract. Under this model, the lessee recognizes in the income statement depreciation of the asset for the right-of-use and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX adopted IFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2017, that is at the beginning of the oldest comparative period.

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2019 CEMEX INTEGRATED REPORT 125

The effects of IFRS 16 in the Company's opening balance sheet as of January 1, 2017 were as follows:

Condensed Consolidated Statement of Financial Position		As of January 1, 2017 Original	IFRS 16 adoption adjustments	As of January 1, 2017 Re-presented
Total current assets	$	4,273	–	4,273
Property, machinery and equipment, net and assets for the right-of-use, net		11,107	851	11,958
Deferred income tax assets		751	23	774
Other items of non-current assets		12,813	–	12,813
Total non-current assets		24,671	874	25,545
TOTAL ASSETS	$	28,944	874	29,818
Short-term other financial obligations	$	562	163	725
Other items of current liabilities		3,571	–	3,571
Total current liabilities		4,133	163	4,296
Long-term other financial obligations		1,253	815	2,068
Deferred income tax liabilities		946	–	946
Other items of non-current liabilities		13,118	–	13,118
Total non-current liabilities		15,317	815	16,132
TOTAL LIABILITIES		19,450	978	20,428
Retained earnings [1]		933	(104)	829
Other items of controlling interest		7,002	–	7,002
Total controlling interest		7,935	(104)	7,831
Non-controlling interest and perpetual debentures		1,559	–	1,559
TOTAL STOCKHOLDERS' EQUITY		9,494	(104)	9,390
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	28,944	874	29,818

[1] The initial effect refers to a temporary difference between the straight-line amortization expense of the right-of-use asset against the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts.

Moreover, resulting from the adoption of IFRS 16, CEMEX re-presented its previously reported statement of financial position as of December 31, 2018, as follows:

Condensed Consolidated Statement of Financial Position		As of December 31, 2018 Original	IFRS 16 adjustments	As of December 31, 2018 Re-presented
Total current assets	$	3,421	–	3,421
Property, machinery and equipment, net and assets for the right-of-use, net		11,423	1,031	12,454
Deferred income tax assets		592	26	618
Other items of non-current assets		12,688	–	12,688
Total non-current assets		24,703	1,057	25,760
TOTAL ASSETS	$	28,124	1,057	29,181
Short-term other financial obligations	$	648	207	855
Other items of current liabilities		3,940	–	3,940
Total current liabilities		4,588	207	4,795
Long-term other financial obligations		612	980	1,592
Deferred income tax liabilities		758	(10)	748
Other items of non-current liabilities		10,993	–	10,993
Total non-current liabilities		12,363	970	13,333
TOTAL LIABILITIES		16,951	1,177	18,128
Retained earnings		1,742	(120)	1,622
Other items of controlling interest		7,859	–	7,859
Total controlling interest		9,601	(120)	9,481
Non-controlling interest and perpetual debentures		1,572	–	1,572
TOTAL STOCKHOLDERS' EQUITY		11,173	(120)	11,053
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	28,124	1,057	29,181

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In addition, resulting from the adoption of IFRS 16, CEMEX re-presented its previously reported income statements and statements of cash flows for the years ended December 31, 2018 and 2017, as follows:

		For the years ended December 31,					
Condensed Consolidated Income Statements		2018 Original	IFRS 16 effects	2018 Re-presented	2017 Original	IFRS 16 effects	2017 Re-presented
Revenues	$	13,531	–	13,531	12,926	–	12,926
Cost of sales		(8,883)	34	(8,849)	(8,397)	32	(8,365)
Operating expenses		(3,003)	24	(2,979)	(2,846)	20	(2,826)
Other expenses, net		(296)	–	(296)	(205)	–	(205)
Financial expense		(653)	(69)	(722)	(1,023)	(63)	(1,086)
Financial income and other items, net		35	(3)	32	219	(2)	217
Earnings before income tax		731	(14)	717	674	(13)	661
Income tax		(226)	2	(224)	(10)	(6)	(16)
Net income from continuing operations		505	(12)	493	664	(19)	645
Discontinued operations		77	–	77	222	–	222
CONSOLIDATED NET INCOME		582	(12)	570	886	(19)	867
Non-controlling interest net income		42	–	42	75	–	75
CONTROLLING INTEREST NET INCOME	$	540	(12)	528	811	(19)	792

		For the years ended December 31,					
Condensed Consolidated Statements of Cash Flows		2018 Original	IFRS 16 effects	2018 Re-presented	2017 Original	IFRS 16 effects	2017 Re-presented
OPERATING ACTIVITIES							
Net income from continuing operations	$	513	(20)	493	673	(28)	645
Non-cash items:							
Depreciation and amortization of assets		763	219	982	787	176	963
Other non-cash items		896	67	963	759	61	820
Changes in working capital, excluding income taxes		(55)	–	(55)	431	–	431
Operating cash flows from continuing operations before financial expense, coupons on perpetual debentures and income taxes		2,117	266	2,383	2,650	209	2,859
Interest on debt and coupons on perpetual debentures paid		(672)	(69)	(741)	(836)	(63)	(899)
Income taxes paid		(208)	1	(207)	(240)	(6)	(246)
Operating cash flows from continuing operations		1,237	198	1,435	1,574	140	1,714
Operating cash flows from discontinued operations		132	–	132	131	–	131
Net cash flows provided by operating activities		1,369	198	1,567	1,705	140	1,845
INVESTING ACTIVITIES							
Property, machinery and equipment and assets for the right-of-use, net		(601)	–	(601)	(567)	–	(567)
Other items of investing activities		(214)	–	(214)	1,120	–	1,120
Net cash flows provided by (used in) investing activities		(815)	–	(815)	553	–	553
FINANCING ACTIVITIES							
Other financial obligations, net		(388)	(190)	(578)	(78)	(112)	(190)
Other items of financing activities		(585)	–	(585)	(2,200)	–	(2,200)
Net cash flows used in financing activities		(973)	(190)	(1,163)	(2,278)	(112)	(2,390)
Decrease in cash and cash equivalents from continuing operations		(551)	8	(543)	(151)	28	(123)
Increase in cash and cash equivalents from discontinued operations		132	–	132	131	–	131
Foreign currency translation effect on cash		29	(8)	21	158	(28)	130
Cash and cash equivalents at beginning of period		699	–	699	561	–	561
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	309	–	309	699	–	699

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 127 IFRS 9, Financial Instruments: classification and measurement (“IFRS 9”) CEMEX adopted IFRS 9 beginning January 1, 2018, which sets forth the guidance relating to the classification and measurement of financial assets and financial liabilities, the accounting for expected credit losses of financial assets and commitments to extend credits, as well as the requirements for hedge accounting; and replaced IAS 39, Financial instruments: recognition and measurement (“IAS 39”). CEMEX applied IFRS 9 prospectively. The Company’s accounting policies were changed to comply with IFRS 9. Among other aspects of presentation that had no impact on the valuation or the book value of the Company’s financial assets and liabilities and therefore on the retained earnings of CEMEX, regarding the new impairment model under IFRS 9 based on expected credit losses, impairment losses for the entire lifetime of financial assets, including trade accounts receivable, are recognized on initial recognition of the asset, and in each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement the history of credit losses and current conditions, as well as reasonable and supportable forecasts affecting collectability. CEMEX developed an expected credit loss model applicable to its trade accounts receivable that considers the historical performance and economic environment, as well as the credit risk and expected developments for each group of customers and applied the simplified approach upon adoption of IFRS 9. The effects of the adoption of IFRS 9 on January 1, 2018 related to the expected credit loss model represented an increase in the allowance of expected credit losses of $29 recognized against retained earnings, net of a deferred income tax asset of $8. The balances of such allowance of expected credit losses and deferred tax assets increased from the reported amounts as of December 31, 2017 of $109 and $754, respectively, to $138 and $762 as of January 1, 2018, respectively, after the adoption effects. Other newly issued IFRS adopted in the reported periods In addition, there were other new standards, interpretations and standard amendments adopted as of January 1, 2019 prospectively, that did not result in any material impact on CEMEX´s results or financial position, and which are explained as follows: Standard Main topic IFRIC 23, Uncertainty over income tax When an entity concludes that it is not probable that a particular tax treatment is treatments (note 19.4) accepted, the decision should be based on which method provides better predictions of the resolution of the uncertainty. Amendments to IAS 28, Long-term interests The amendment clarifies that IFRS 9, including its impairment requirements, applies in associates and joint ventures to long-term interests. Amendments to IAS 12, Income taxes Clarify that an entity should recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized the transactions that generated the distributable profits. Amendments to IAS 23, Borrowing costs Clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings. Amendments to IFRS 9, Prepayment Clarify that financial assets with prepayment features with negative compensation features with negative compensation do not automatically fail to meet the ‘solely payments of principal and interest’ condition. IFRS 11, Joint Arrangements – Previously Clarify that a party that participates in, but does not have joint control of, a joint operation held Interests in a joint operation does not remeasure its previously held interest in the joint operation when it obtains joint control. Amendments to IFRS 3, Business combinations Clarify that when an entity obtains control of a business that is a joint operation, the entity applies the requirements for a business combination achieved in stages, including remeasuring its previously held interest in the joint operation at fair value. Amendments to IAS 19, Employee benefits Clarify that the past service cost (or of the gain or loss on settlement) is calculated by measuring the defined benefit liability (asset) using updated assumptions and comparing benefits offered and plan assets before and after the plan amendment (or curtailment or settlement) but ignoring the effect of the asset ceiling (that may arise when the defined benefit plan is in a surplus position).

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 128 2.2) PRINCIPLES OF CONSOLIDATION The consolidated financial statements include those of CEMEX, S.A.B. de C.V. and those of the entities in which the Parent Company exercises control, including structured entities (special purpose entities), by means of which the Parent Company, directly or indirectly, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to affect those returns through its power over the investee’s relevant activities. Balances and operations between related parties are eliminated in consolidation. Investments are accounted for by the equity method when CEMEX has significant influence which is generally presumed with a minimum equity interest of 20%. The equity method reflects in the financial statements, the investee’s original cost and CEMEX’s share of the investee’s equity and earnings after acquisition. The financial statements of joint ventures, which relate to those arrangements in which CEMEX and other third-party investors have joint control and have rights to the net assets of the arrangements, are recognized under the equity method. During the reported periods, CEMEX did not have joint operations, referring to those cases in which the parties that have joint control of the arrangement have rights over specific assets and obligations for specific liabilities relating to the arrangements. The equity method is discontinued when the carrying amount of the investment, including any long-term interest in the investee or joint venture, is reduced to zero, unless CEMEX has incurred or guaranteed additional obligations of the investee or joint venture. 2.3) USE OF ESTIMATES AND CRITICAL ASSUMPTIONS The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements; as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The items subject to significant estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value, and the assets and liabilities related to employee benefits. Significant judgment is required by management to appropriately assess the amounts of these concepts. 2.4) FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS Transactions denominated in foreign currencies are recorded in the functional currency at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the statement of financial position date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated with the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, whose settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves”, as part of the foreign currency translation adjustment (note 20.2) until the disposal of the foreign net investment, at which time, the accumulated amount is recognized through the statement of operations as part of the gain or loss on disposal. The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to U.S. dollars at the closing exchange rate for statement of financial position accounts and at the closing exchange rates of each month within the period for statements of operations accounts. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment (note 20.2) until the disposal of the net investment in the foreign subsidiary. Considering its integrated activities, for purposes of functional currency, the Parent Company is considered to have two divisions, one related with its financial and holding company activities, in which the functional currency is the dollar for all assets, liabilities and transactions associated with these activities, and another division related with the Parent Company’s operating activities in Mexico, in which the functional currency is the peso for all assets, liabilities and transactions associated with these activities.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 129 The most significant closing exchange rates for statement of financial position accounts and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for income statement accounts for the main functional currencies to the U.S. dollar as of December 31, 2019, 2018 and 2017, were as follows: 2019 2018 2017 Currency Closing Average Closing Average Closing Average Mexican peso 18.92 19.35 19.65 19.2583 19.65 18.8825 Euro 0.8917 0.8941 0.8727 0.8483 0.8331 0.8817 British Pound Sterling 0.7550 0.7831 0.7843 0.7521 0.7405 0.7707 Colombian Peso 3,277 3,300 3,250 2,972 2,984 2,958 Egyptian Pound 16.0431 16.7382 17.9559 17.8223 17.7308 17.7785 Philippine Peso 50.6350 51.5650 52.58 52.6925 49.9300 50.3817 2.5) CASH AND CASH EQUIVALENTS (NOTE 8) The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly-liquid short-term investments, which are readily convertible into known amounts of cash, and which are not subject to significant risks of changes in their values, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest. Accrued interest is included in the income statement as part of “Financial income and other items, net.” To the extent that any restriction will be lifted in less than three months from the statement of financial position reporting date, the amount of cash and cash equivalents in the statement of financial position includes restricted cash and investments, when applicable, comprised of deposits in margin accounts that guarantee certain of CEMEX’s obligations, except when contracts contain provisions for net settlement, in which case, these restricted amounts of cash and cash equivalents are offset against the liabilities that CEMEX has with its counterparties. When the restriction period is greater than three months, any restricted balance of cash and investments is not considered cash equivalents and is included within short-term or long-term “Other accounts receivable,” as appropriate. 2.6) FINANCIAL INSTRUMENTS Classification and measurement of financial instruments The financial assets that meet both of the following conditions and are not designated as at fair value through profit or loss: a) are held within a business model whose objective is to hold assets to collect contractual cash flows; and b) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are classified as “Held to collect” and measured at amortized cost. Amortized cost represents the net present value (“NPV”) of the consideration receivable or payable as of the transaction date. This classification of financial assets comprises the following captions: Cash and cash equivalents (notes 2.5 and 8). Trade receivables, other current accounts receivable and other current assets (notes 9 and 10). Due to their short-term nature, CEMEX initially recognizes these assets at the original invoiced or transaction amount less expected credit losses, as explained below. Trade receivables sold under securitization programs, in which certain residual interest in the trade receivables sold in case of recovery failure and continued involvement in such assets is maintained, do not qualify for derecognition and are maintained in the statement of financial position (notes 9 and 16.2). Investments and non-current accounts receivable (note 13.2). Subsequent changes in effects from amortized cost are recognized in the income statement as part of “Financial income and other items, net”.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 130 Certain strategic investments are measured at fair value through other comprehensive income within “Other equity reserves” (note 13.2). CEMEX does not maintain financial assets “Held to collect and sell” whose business model has the objective of collecting contractual cash flows and then selling those financial assets. The financial assets that are not classified as “Held to collect” or that do not have strategic characteristics fall into the residual category of held at fair value through the income statement as part of “Financial income and other items, net” (note 13.2). Debt instruments and other financial obligations are classified as “Loans” and measured at amortized cost (notes 16.1 and 16.2). Interest accrued on financial instruments is recognized within “Other accounts payable and accrued expenses” against financial expense. During the reported periods, CEMEX did not have financial liabilities voluntarily recognized at fair value or associated with fair value hedge strategies with derivative financial instruments. Derivative financial instruments are recognized as assets or liabilities in the statement of financial position at their estimated fair values, and the changes in such fair values are recognized in the income statement within “Financial income and other items, net” for the period in which they occur, except in the case of hedging instruments as described below (note 16.4). Impairment of financial assets Impairment losses of financial assets, including trade accounts receivable, are recognized using the expected credit loss model (“ECL”) for the entire lifetime of such financial assets on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. For purposes of the ECL model of trade accounts receivable, CEMEX segments its accounts receivable in a matrix by country, type of client or homogeneous credit risk and days past due and determines for each segment an average rate of ECL, considering actual credit loss experience over the last 24 months and analyses of future delinquency, that is applied to the balance of the accounts receivable. The average ECL rate increases in each segment of days past due until the rate is 100% for the segment of 365 days or more past due. Costs incurred in the issuance of debt or borrowings Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt by considering that the holders and the relevant economic terms of the new instrument are not substantially different to the replaced instrument, adjust the carrying amount of the related debt and are amortized as interest expense as part of the effective interest rate of each instrument over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements, when the new instrument is substantially different from the old instrument according to a qualitative and quantitative analysis, are recognized in the income statement as incurred. Leases (notes 2.8, 14 and 16.2) As mentioned in note 2.1, CEMEX adopted IFRS 16 beginning January 1, 2019 using the full retrospective approach. At the inception of a lease contract, CEMEX assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an indentified asset for a period in exchange for consideration. CEMEX uses the definition of a lease in IFRS 16 to assess whether a contract conveys the right to control the use of an identified asset. Based on IFRS 16, leases are recognized as financial liabilities against assets for the right-of-use, measured at their commencement date as the net present value (“NPV”) of the future contractual fixed payments, using the interest rate implicit in the lease or, if that rate cannot be readily determined, CEMEX´s incremental borrowing rate. CEMEX determines its incremental borrowing rate by obtaining interest rates from its external financing sources and makes certain adjustments to reflect the term of the lease, the type of the asset leased and the economic environment in which the asset is leased.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 131 CEMEX does not separate the non-lease component from the lease component included in the same contract. Lease payments included in the measurement of the lease liability comprise contractual rental fixed payments, less incentives, fixed payments of non-lease components and the value of a purchase option, to the extent that option is highly probable to be exercised or is considered a bargain purchase option. Interest incurred under the financial obligations related to lease contracts is recognized as part of the “Interest expense” line item in the income statement. At commencement date or on modification of a contract that contains a lease component, CEMEX allocates the consideration in the contract to each lease component based on their relative stand-alone prices. CEMEX applies the recognition exception for lease terms of 12 months or less and contracts of low-value assets and recognizes the lease payment of these leases as rental expense in the income statement over the lease term. CEMEX defined the lease contracts related to office and computer equipment as low-value assets. The lease liability is amortized using the effective interest method as payments are incurred and is remeasured when: a) there is a change in future lease payments arising from a change in an index or rate, b) if there is a change in the amount expected to be payable under a residual guarantee, c) if the Company changes its assessment of whether it will exercise a purchase, extension or termination option, or d) if there is a revised in-substance fixed lease payment. When the lease liability is remeasured, an adjustment is made to the carrying amount of the asset for the right-of-use or is recognized within “Financial income and other items, net” if such asset has been reduced to zero. Financial instruments with components of both liabilities and equity (note 16.2) Financial instruments that contain components of both liability and equity, such as notes convertible into a fixed number of the issuer’s shares and denominated its same functional currency, are accounted for by each component being recognized separately in the statement of financial position according to the specific characteristics of each transaction. In the case of instruments mandatorily convertible into shares of the issuer, the liability component represents the NPV of interest payments on the principal amount using a market interest rate, without assuming early conversion, and is recognized within “Other financial obligations,” whereas the equity component represents the difference between the principal amount and the liability component, and is recognized within “Other equity reserves”, net of commissions. In the case of instruments that are optionally convertible into a fixed number of shares, the equity component represents the difference between the total proceeds received for issuing the financial instruments and the fair value of the financial liability component (note 2.14). When the transaction is denominated in a currency different than the functional currency of the issuer, the conversion option is accounted for as a derivative financial instrument at fair value in the income statement. Hedging instruments (note 16.4) A hedging relationship is established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy (note 16.5). The accounting categories of hedging instruments are: a) cash flow hedge, b) fair value hedge of an asset or forecasted transaction; and c) hedge of a net investment in a subsidiary. In cash flow hedges, the effective portion of changes in fair value of derivative instruments are recognized in stockholders’ equity within other equity reserves and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. In hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result within other equity reserves (note 2.4), whose reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX did not have derivatives designated as fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 132 Embedded derivative financial instruments CEMEX reviews its contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statement of financial position as assets or liabilities, applying the same valuation rules used for other derivative instruments. Put options granted for the purchase of non-controlling interests Under IFRS 9, represent agreements by means of which a non-controlling interest has the right to sell, at a future date using a predefined price formula or at fair market value, its shares in a consolidated subsidiary. When the obligation should be settled in cash or through the delivery of another financial asset, an entity should recognize a liability for the NPV of the redemption amount as of the reporting date against the controlling interest within stockholders’ equity. A liability is not recognized under these agreements when the redemption amount is determined at fair market value at the exercise date and the entity has the election to settle using its own shares. As of December 31, 2019 and 2018, CEMEX did not have written put options. Fair value measurements (note 16.3) Under IFRS, fair value represents an “Exit Value” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there are no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows: Level 1.- represent quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX has the ability to access at the measurement date. A quoted price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available. Level 2.- are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility and credit spreads, among others, as well as inputs extrapolated from other observable inputs. In the absence of Level 1 inputs, CEMEX determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable. Level 3.- inputs are unobservable inputs for the asset or liability. CEMEX used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operative EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value. 2.7) INVENTORIES (NOTE 11) Inventories are valued using the lower of cost or net realizable value. The cost of inventories is based on weighted average cost formula and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. CEMEX analyzes its inventory balances to determine if, as a result of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value. In such cases, these adjustments are recognized against the results of the period. Advances to suppliers of inventory are presented as part of other current assets.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 133 2.8) PROPERTY, MACHINERY AND EQUIPMENT AND ASSETS FOR THE RIGHT-OF-USE (NOTE 14) Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of fixed assets is recognized as part of cost and operating expenses (note 5) and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. As of December 31, 2019, the average useful lives by category of fixed assets, which are reviewed at each reporting date and adjusted if appropriate, were as follows: Years Administrative buildings 31 Industrial buildings 31 Machinery and equipment in plant 17 Ready-mix trucks and motor vehicles 8 Office equipment and other assets 7 Assets for the right-of-use related to leases are initially measured at cost, which comprises the initial amount of the lease liability adjusted by any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlaying asset, less any lease incentives received. The asset for the right-of-use is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlaying asset to CEMEX by the end of the lease term or if the cost of the asset for the right-of-use reflects that CEMEX will exercise a purchase option. In that case the asset for the right-of-use would be depreciated over the useful life of the underlying asset, on the same basis as those of property, plant and equipment. In addition, assets for the right-of-use may be reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. CEMEX capitalizes, as part of the related cost of fixed assets, interest expense from existing debt during the construction or installation period of significant fixed assets, considering CEMEX’s corporate average interest rate and the average balance of investments in process for the period. All waste removal costs or stripping costs incurred in the operative phase of a surface mine in order to access the mineral reserves are recognized as part of the carrying amount of the related quarries. The capitalized amounts are further amortized over the expected useful life of exposed ore body based on the units of production method. Costs incurred in respect of operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. The capitalized costs are depreciated over the remaining useful lives of such fixed assets. Periodic maintenance of fixed assets is expensed as incurred. Advances to suppliers of fixed assets are presented as part of other long-term accounts receivable. 2.9) BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS (NOTES 4.1 AND 15) Business combinations are recognized using the acquisition method, by allocating the consideration transferred to assume control of the entity to all assets acquired and liabilities assumed, based on their estimated fair values as of the acquisition date. Intangible assets acquired are identified and recognized at fair value. Any unallocated portion of the purchase price represents goodwill, which is not amortized and is subject to periodic impairment tests (note 2.10). Goodwill may be adjusted for any change to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period after purchase. Costs associated with the acquisition are expensed in the income statement as incurred.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 134 CEMEX capitalizes intangible assets acquired, as well as costs incurred in the development of intangible assets, when probable future economic benefits associated are identified and there is evidence of control over such benefits. Intangible assets are recognized at their acquisition or development cost, as applicable. Indefinite life intangible assets are not amortized since the period in which the benefits associated with such intangibles will terminate cannot be accurately established. Definite life intangible assets are amortized on a straight-line basis as part of operating costs and expenses (note 5). Startup costs are recognized in the income statement as they are incurred. Costs associated with research and development activities (“R&D activities”), performed by CEMEX to create products and services, as well as to develop processes, equipment and methods to optimize operational efficiency and reduce costs are recognized in the operating results as incurred. Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which on average is approximately 5 years. Costs incurred in exploration activities such as payments for rights to explore, topographical and geological studies, as well as trenching, among other items incurred to assess the technical and commercial feasibility of extracting a mineral resource, which are not significant to CEMEX, are capitalized when probable future economic benefits associated with such activities are identified. When extraction begins, these costs are amortized during the useful life of the quarry based on the estimated tons of material to be extracted. When future economic benefits are not achieved, any capitalized costs are subject to impairment. CEMEX’s extraction rights have a weighted-average useful lives of 83 years, depending on the sector and the expected life of the related reserves. As of December 31, 2019, except for extraction rights and/or as otherwise indicated, CEMEX’s intangible assets are amortized on a straight-line basis over their useful lives that range on average from 3 to 20 years. 2.10) IMPAIRMENT OF LONG-LIVED ASSETS (NOTES 14 AND 15) Property, machinery and equipment, assets for the right-of-use, intangible assets of definite life and other investments These assets are tested for impairment upon the occurrence of internal or external indicators of impairment, such as changes in CEMEX’s operating business model or in technology that affect the asset, or expectations of lower operating results, to determine whether their carrying amounts may not be recovered. An impairment loss is recorded in the income statement for the period within “Other expenses, net,” for the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value less costs to sell the asset, as generally determined by an external appraiser, and the asset’s value in use, the latter represented by the NPV of estimated cash flows related to the use and eventual disposal of the asset. The main assumptions utilized to develop estimates of NPV are a discount rate that reflects the risk of the cash flows associated with the assets and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers. When impairment indicators exist, for each intangible asset, CEMEX determines its projected revenue streams over the estimated useful life of the asset. To obtain discounted cash flows attributable to each intangible asset, such revenue is adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to NPV using the risk adjusted discount rate of return. The most significant economic assumptions are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. The fair values of these assets are significantly sensitive to changes in such relevant assumptions. Certain key assumptions are more subjective than others. In respect of trademarks, CEMEX considers that the most subjective key assumption is the royalty rate. In respect of extraction rights and customer relationships, the most subjective assumptions are revenue growth rates and estimated useful lives. CEMEX validates its assumptions through benchmarking with industry practices and the corroboration of third-party valuation advisors. Significant judgment by management is required to appropriately assess the fair values and values in use of the related assets, as well as to determine the appropriate valuation method and select the significant economic assumptions.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 135 Impairment of long-lived assets – Goodwill Goodwill is tested for impairment when required upon the occurrence of internal or external indicators of impairment or at least once a year, during the last quarter of such year. CEMEX determines the recoverable amount of the group of cash-generating units (“CGUs”) to which goodwill balances were allocated, which consists of the higher of such group of CGUs fair value less cost to sell and its value in use, the latter represented by the NPV of estimated future cash flows to be generated by such CGUs to which goodwill was allocated, which are generally determined over periods of 5 years. However, in specific circumstances, when CEMEX considers that actual results for a CGU do not fairly reflect historical performance and most external economic variables provide confidence that a reasonably determinable improvement in the mid-term is expected in their operating results, management uses cash flow projections over a period of up to 10 years, to the point in which future expected average performance resembles the historical average performance, to the extent CEMEX has detailed, explicit and reliable financial forecasts. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, CEMEX determines the fair value of such group of CGUs using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions. An impairment loss is recognized within “Other expenses, net”, if the recoverable amount is lower than the net book value of the group of CGUs to which goodwill has been allocated. Impairment charges recognized on goodwill are not reversed in subsequent periods. The reportable segments reported by CEMEX (note 4.4), represent CEMEX’s groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment, considering: a) that after the acquisition, goodwill was allocated at the level of the reportable segment; b) that the operating components that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; d) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. In addition, the country level represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes. Impairment tests are significantly sensitive to the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, CEMEX uses, to the extent available, historical data, plus the expected increase or decrease according to information issued by trusted external sources, such as national construction or cement producer chambers and/or in governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenues, following experience. However, such operating expenses are also reviewed considering external information sources in respect of inputs that behave according to international prices, such as oil and gas. CEMEX uses specific pre-tax discount rates for each group of CGUs to which goodwill is allocated, which are applied to discount pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rate in perpetuity applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of CGUs obtained. Moreover, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of CGUs obtained. 2.11) PROVISIONS CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would require cash outflows, or the delivery of other resources owned by the Company. As of December 31, 2019 and 2018, some significant proceedings that gave rise to a portion of the carrying amount of CEMEX’s other current and non-current liabilities and provisions are detailed in note 24.1. Considering guidance under IFRS, CEMEX recognizes provisions for levies imposed by governments when the obligating event or the activity that triggers the payment of the levy has occurred, as defined in the legislation.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 136 Restructuring CEMEX recognizes provisions for restructuring when the restructuring detailed plans have been properly finalized and authorized by management and have been communicated to the third parties involved and/or affected by the restructuring prior to the statement of financial position’s date. These provisions may include costs not associated with CEMEX’s ongoing activities. Asset retirement obligations (note 17) Unavoidable obligations, legal or constructive, to restore operating sites upon retirement of long-lived assets at the end of their useful lives are measured at the NPV of estimated future cash flows to be incurred in the restoration process and are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase in the liability related to adjustments to NPV by the passage of time is charged to the line item “Financial income and other items, net.” Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is modified prospectively. These obligations are related mainly to future costs of demolition, cleaning and reforestation, so that quarries, maritime terminals and other production sites are left in acceptable condition at the end of their operation. Costs related to remediation of the environment (notes 17 and 24) Provisions associated with environmental damage represent the estimated future cost of remediation, which are recognized at their nominal value when the time schedule for the disbursement is not clear, or when the economic effect for the passage of time is not significant; otherwise, such provisions are recognized at their discounted values. Reimbursements from insurance companies are recognized as assets only when their recovery is practically certain. In that case, such reimbursement assets are not offset against the provision for remediation costs. Contingencies and commitments (notes 23 and 24) Obligations or losses related to contingencies are recognized as liabilities in the statement of financial position only when present obligations exist resulting from past events that are probable to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company recognizes contingent revenues, income or assets only when their realization is virtually certain. 2.12) PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (NOTE 18) Defined contribution pension plans The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees’ retirement accounts, without generating future obligations. Defined benefit pension plans and other post-employment benefits The costs associated with employees’ benefits for defined benefit pension plans and other post-employment benefits, generally comprised of health care benefits, life insurance and seniority premiums, granted by CEMEX and/or pursuant to applicable law, are recognized as services are rendered by the employees based on actuarial estimations of the benefits’ present value considering the advice of external actuaries. For certain pension plans, CEMEX has created irrevocable trust funds to cover future benefit payments (“plan assets”). These plan assets are valued at their estimated fair value at the statement of financial position date. The actuarial assumptions and accounting policy consider: a) the use of nominal rates; b) a single rate is used for the determination of the expected return on plan assets and the discount of the benefits obligation to present value; c) a net interest is recognized on the net defined benefit liability (liability minus plan assets); and d) all actuarial gains and losses for the period, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and real return on plan assets, are recognized as part of “Other items of comprehensive income, net” within stockholders’ equity.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 137 The service cost, corresponding to the increase in the obligation for additional benefits earned by employees during the period, is recognized within operating costs and expenses. The net interest cost, resulting from the increase in obligations for changes in NPV and the change during the period in the estimated fair value of plan assets, is recognized within “Financial income and other items, net.” The effects from modifications to the pension plans that affect the cost of past services are recognized within operating costs and expenses over the period in which such modifications become effective to the employees or without delay if changes are effective immediately. Likewise, the effects from curtailments and/or settlements of obligations occurring during the period, associated with events that significantly reduce the cost of future services and/or reduce significantly the population subject to pension benefits, respectively, are recognized within operating costs and expenses. Termination benefits Termination benefits, not associated with a restructuring event, which mainly represent severance payments by law, are recognized in the operating results for the period in which they are incurred. 2.13) INCOME TAXES (NOTE 19) The effects reflected in the income statement for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary, reflecting uncertainty in income tax treatments, if any. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the way in which CEMEX expects to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted. Deferred tax assets are reviewed at each reporting date and are reduced when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards that CEMEX believes will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, CEMEX would decrease such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, CEMEX would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be recovered, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences. Likewise, CEMEX analyzes its actual results versus the Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset and/or valuations may be affected, and necessary adjustments will be made based on relevant information in CEMEX’s income statement for such period.

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2019 CEMEX INTEGRATED REPORT 138

Based on IFRIC 23, *Uncertainty over income tax treatments* ("IFRIC 23"), the income tax effects from an uncertain tax position are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information. For each position is considered individually its probability, regardless of its relation to any other broader tax settlement. The probability threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the consolidated income statements.

The effective income tax rate is determined dividing the line item "Income Tax" by the line item "Earnings before income tax." This effective tax rate is further reconciled to CEMEX's statutory tax rate applicable in Mexico (note 19.3). A significant effect in CEMEX's effective tax rate and consequently in the reconciliation of CEMEX's effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates.

For the years ended December 31, 2019, 2018 and 2017, the statutory tax rates in CEMEX's main operations were as follows:

Country	2019	2018	2017
Mexico	30.0%	30.0%	30.0%
United States	21.0%	21.0%	35.0%
United Kingdom	19.3%	19.3%	19.3%
France	34.4%	34.4%	34.4%
Germany	28.2%	28.2%	28.2%
Spain	25.0%	25.0%	25.0%
Philippines	30.0%	30.0%	30.0%
Colombia	33.0%	37.0%	40.0%
Egypt	22.5%	22.5%	22.5%
Others	7.8% - 35.0%	7.8% - 39.0%	7.8% - 39.0%

CEMEX's current and deferred income tax amounts included in the income statement for the period are highly variable, and are subject, among other factors, to taxable income determined in each jurisdiction in which CEMEX operates. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rate fluctuations and interest on debt, among others, as well as to the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction.

2.14) STOCKHOLDERS' EQUITY

Common stock and additional paid-in capital (note 20.1)

These items represent the value of stockholders' contributions, and include increases related to the capitalization of retained earnings and the recognition of executive compensation programs in CEMEX, S.A.B. de C.V.'s CPOs as well as decreases associated with the restitution of retained earnings.

Other equity reserves (note 20.2)

Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders' equity, and includes the comprehensive income, which reflects certain changes in stockholders' equity that do not result from investments by owners and distributions to owners. The most significant items within "Other equity reserves" during the reported periods are a follows:

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 139 Items of “Other equity reserves” included within other comprehensive income: Currency translation effects from the translation of foreign subsidiaries, net of: a) exchange results from foreign currency debt directly related to the acquisition of foreign subsidiaries; and b) exchange results from foreign currency related parties’ balances that are of a non-current investment class (note 2.4); The effective portion of the valuation and liquidation effects from derivative financial instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 2.6); Changes in fair value of other investments in strategic securities (note 2.6); and Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders’ equity. Items of “Other equity reserves” not included in comprehensive income: Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in CEMEX’s consolidated subsidiaries; Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures; The equity component of securities which are mandatorily or optionally convertible into shares of the Parent Company (notes 2.6 and 16.2). Upon conversion, this amount will be reclassified to common stock and additional paid-in capital; and The cancellation of the Parent Company’s shares held by consolidated entities. Retained earnings (note 20.3) Retained earnings represent the cumulative net results of prior years, net of: a) dividends declared; b) capitalization of retained earnings; c) restitution of retained earnings when applicable; and d) cumulative effects from adoption of new IFRS. Non-controlling interest and perpetual debentures (note 20.4) This caption includes the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. This caption also includes the nominal amounts of financial instruments (perpetual notes) issued by consolidated entities that qualify as equity instruments considering that there is: a) no contractual obligation to deliver cash or another financial asset; b) no predefined maturity date; and c) a unilateral option to defer interest payments or preferred dividends for indeterminate periods. 2.15) REVENUE RECOGNITION (NOTE 3) Revenue is recognized at a point in time or over time in the amount of the price, before tax on sales, expected to be received by CEMEX’s subsidiaries for goods and services supplied as a result of their ordinary activities, as contractual performance obligations are fulfilled, and control of goods and services passes to the customer. Revenues are decreased by any trade discounts or volume rebates granted to customers. Transactions between related parties are eliminated in consolidation. Variable consideration is recognized when it is highly probable that a significant reversal in the amount of cumulative revenue recognized for the contract will not occur and is measured using the expected value or the most likely amount method, whichever is expected to better predict the amount based on the terms and conditions of the contract. Revenue and costs from trading activities, in which CEMEX acquires finished goods from a third party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX assumes ownership risks on the goods purchased, not acting as agent or broker.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 140 When revenue is earned over time as contractual performance obligations are satisfied, which is the case of construction contracts, CEMEX apply the stage of completion method to measure revenue, which represents: a) the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs; b) the surveys of work performed; or c) the physical proportion of the contract work completed; whichever better reflects the percentage of completion under the specific circumstances. Revenue related to such construction contracts is recognized in the period in which the work is performed by reference to the contract’s stage of completion at the end of the period, considering that the following have been defined: a) each party’s enforceable rights regarding the asset under construction; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity. Progress payments and advances received from customers do not reflect the work performed and are recognized as short-term or long-term advanced payments, as appropriate. 2.16) COST OF SALES AND OPERATING EXPENSES (NOTE 5) Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight expenses of raw material in plants and delivery expenses of CEMEX’s ready-mix concrete business. Administrative expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial activities and back office for the Company’s management. Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved specifically in sales activities. Distribution and logistics expenses refer to expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities. 2.17) EXECUTIVE SHARE-BASED COMPENSATION (NOTE 21) Share-based payments to executives are defined as equity instruments when services received from employees are settled by delivering shares of the Parent Company and/or a subsidiary; or as liability instruments when CEMEX commits to make cash payments to the executives on the exercise date of the awards based on changes in the Parent Company and/or subsidiary’s own stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the income statement during the period in which the exercise rights of the employees become vested. In respect of liability instruments, these instruments are valued at their estimated fair value at each reporting date, recognizing the changes in fair value through the operating results. 2.18) EMISSION RIGHTS In certain countries where CEMEX operates, such as EU countries, mechanisms aimed at reducing carbon dioxide emissions (“CO2”) have been established by means of which, the relevant environmental authorities have granted certain number of emission rights (“certificates”) free of cost to the different industries releasing CO2, which must submit to such environmental authorities at the end of a compliance period, certificates for a volume equivalent to the tons of CO2 released. Companies must obtain additional certificates to meet deficits between actual CO2 emissions during the compliance period and certificates received, or they can dispose of any surplus of certificates in the market. In addition, the United Nations Framework Convention on Climate Change (“UNFCCC”) Certified Emission Reductions (“CERs”) to qualified CO2 emission reduction projects. CERs may be used in specified proportions to settle emission rights obligations in the EU. CEMEX actively participates in the development of projects aimed to reduce CO2 emissions. Some of these projects have been awarded with CERs.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 141 CEMEX does not maintain emission rights, CERs and/or enter into forward transactions with trading purposes. CEMEX accounts for the effects associated with CO2 emission reduction mechanisms as follows: Certificates received for free are not recognized in the statement of financial position. Revenues from the sale of any surplus of certificates are recognized by decreasing cost of sales. In forward sale transactions, revenues are recognized upon physical delivery of the emission certificates. Certificates and/or CERs acquired to hedge current CO2 emissions are recognized as intangible assets at cost and are further amortized to cost of sales during the compliance period. In the case of forward purchases, assets are recognized upon physical reception of the certificates. CEMEX accrues a provision against cost of sales when the estimated annual emissions of CO2 are expected to exceed the number of emission rights, net of any benefit obtained through swap transactions of emission rights for CERs. CERs received from the UNFCCC are recognized as intangible assets at their development cost, which are attributable mainly to legal expenses incurred in the process of obtaining such CERs. During 2019, 2018 and 2017, there were no sales of emission rights to third parties. In addition, in certain countries, the environmental authorities impose levies per ton of CO2 or other greenhouse gases released. Such expenses are recognized as part of cost of sales as incurred. 2.19) CONCENTRATION OF CREDIT CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of and for the years ended December 31, 2019, 2018 and 2017, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

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2019 CEMEX INTEGRATED REPORT 142

2.20) NEWLY ISSUED IFRS NOT YET ADOPTED

There are several amendments or new IFRS issued but not yet effective which are under analysis and the Company's management expects to adopt in their specific effective dates considering preliminarily without any significant effect in the Company's financial position or operating results, and which are summarized as follows:

Standard	Main topic	Effective date
Amendments to IFRS 10, *Consolidated financial statements* and IAS 28	Clarify the recognition of gains or losses in the Parent's financial statements for the sale or contribution of assets between an investor and its associate or joint venture	Has yet to be set
Amendments to IFRS 3, *Business Combination*	The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term 'outputs' is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits. The amendments will likely result in more acquisitions being accounted for as asset acquisitions.	January 1, 2020
Amendments to IAS 1, *Presentation of Financial Statements* and IAS 8 *Accounting Policies, Changes in Accounting Estimates and Errors*	The amendments use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.	January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7 – *Interest Rate Benchmark Reform*	The amendments respond to the effects of Interbank Offered Rates (IBOR) reform on financial reporting and provide temporary reliefs to continue hedge accounting during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate.	January 1, 2020
IFRS 17, *Insurance contracts*	The new Standard establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4, *Insurance contracts*. The Standard outlines a General Model, which is modified for insurance contracts with direct participation features, described as the Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach.	January 1, 2021

3) REVENUE AND CONSTRUCTION CONTRACTS

CEMEX's revenues are mainly originated from the sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. CEMEX grants credit for terms ranging from 15 to 90 days depending of the type and risk of each customer. For the years ended December 31, 2019, 2018 and 2017, revenue is as follows:

		2019	2018	2017
From the sale of goods associated to CEMEX's main activities [1]	$	12,605	13,018	12,387
From the sale of services [2]		147	159	176
From the sale of other goods and services [3]		378	354	363
	$	13,130	13,531	12,926

[1] Includes in each period revenue generated under construction contracts that are presented in the table below.

[2] Refers mainly to revenues generated by Neoris N.V. and its subsidiaries, involved in providing information technology solutions and services.

[3] Refers mainly to revenues generated by subsidiaries not individually significant operating in different lines of business.

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Information of revenues by reportable segment and line of business for the years 2019, 2018 and 2017 is presented in note 4.4

As of December 31, 2019 and 2018, amounts receivable for progress billings to and advances received from customers of construction contracts were not significant. For 2019, 2018 and 2017, revenues and costs related to construction contracts in progress were as follows:

		Accrued [1]	2019	2018	2017
Revenue from construction contracts included in consolidated revenues [2]	$	114	79	72	89
Costs incurred in construction contracts included in consolidated cost of sales [3]		(115)	(79)	(68)	(102)
Construction contracts gross operating profit (loss)	$	(1)	–	4	(13)

[1] Revenues and costs recognized from inception of the contracts until December 31, 2019 in connection with those projects still in progress.

[2] Revenues from construction contracts during 2019, 2018 and 2017, were mainly obtained in Mexico and Colombia.

[3] Refers to actual costs incurred during the periods.

Under IFRS 15, some commercial practices of CEMEX, in the form of certain promotions and/or discounts and rebates offered as part of the sale transaction, result in a portion of the transaction price should be allocated to such commercial incentives as separate performance obligations, recognized as contract liabilities with customers, and deferred to the income statement during the period in which the incentive is exercised by the customer or until it expires. For the years ended December 31, 2019, 2018 and 2017 changes in the balance of contract liabilities with customers are as follows:

		2019	2018	2017
Opening balance of contract liabilities with customers	$	234	237	196
Increase during the period for new transactions		1,931	1,763	3,147
Decrease during the period for exercise or expiration of incentives		(1,946)	(1,762)	(3,126)
Currency translation effects		6	(4)	20
Closing balance of contract liabilities with customers	$	225	234	237

For the years 2019, 2018 and 2017, CEMEX did not identify any costs required to be capitalized as contract fulfilment assets and released over the contract life according to IFRS 15.

4) BUSINESS COMBINATIONS, DISCONTINUED OPERATIONS, SALE OF OTHER DISPOSAL GROUPS AND SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

4.1) BUSINESS COMBINATIONS

In August 2018, a subsidiary of CEMEX in the United Kingdom acquired all the shares of the ready-mix producer Procon Readymix Ltd ("Procon") for an amount in pounds sterling equivalent to $22, considering the pound sterling to dollar exchange rate as of August 31, 2018. Based on the valuation of the fair values of the assets acquired and liabilities assumed, the net assets of Procon amounted to $10 and goodwill was determined in the amount of $12.

On December 5, 2016, through its subsidiary Sierra Trading ("Sierra"), CEMEX presented an offer and take-over bid, which was amended on January 9, 2017 (the "Offer"), to all shareholders of Trinidad Cement Limited ("TCL"), a company publicly listed in Trinidad and Tobago, to acquire up to 132,616,942 ordinary shares in TCL (equivalent to 30.2% of TCL's common stock). TCL's main operations are in Trinidad and Tobago, Jamaica and Barbados. TCL shares deposited in response to the Offer together with Sierra's then existing 39.5% shareholding in TCL represented 69.8% of the outstanding shares of TCL. The total consideration paid by Sierra for the TCL shares under the Offer was $86. CEMEX started consolidating TCL on February 1, 2017. CEMEX determined a fair value of TCL's assets as of February 1, 2017 of $531 and $113 of debt assumed, among other effects. The purchase of TCL represented a step acquisition. As a result, the remeasurement of CEMEX's previously held ownership interest in TCL of 39.5% generated a gain of $32 in 2017 as part of "Financial income and other items, net."

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 144 4.2) DISCONTINUED OPERATIONS As of December 31, 2019, through an affiliate in the United Kingdom, CEMEX was in negotiations with Breedon Group plc for the sale of certain assets for an amount that could reach $235, including $31 of debt. The assets held for sale mainly consist of 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of CEMEX’s paving solutions business in the United Kingdom. After completion of the potential divestiture, CEMEX will retain significant operations in the United Kingdom related with the production and sale of cement, ready-mix concrete, aggregates, asphalt and paving solutions. As of December 31, 2019, the assets and liabilities associated with this segment under negotiation in the United Kingdom are presented in the statement of financial position within the line items of “assets held for sale,” including a proportional allocation of goodwill of $49, and “liabilities directly related to assets held for sale,” respectively. Moreover, for purposes of the income statements for the years ended December 31, 2019, 2018 and 2017 the operations related to this segment are presented net of tax in the single line item “Discontinued operations.” See note 26 for subsequent events in connection with this transaction. On November 26, 2019, CEMEX announced that its U.S. affiliate Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which CEMEX holds a 75% interest, signed a definitive agreement for the sale of certain assets to Eagle Materials Inc. for $665. The share of proceeds to CEMEX from this transaction will be $499. The assets being divested consist of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. The closing of this transaction is subject to the satisfaction of certain conditions, including approval from regulators. CEMEX currently expects to finalize this divestiture during the first half of 2020. As of December 31, 2019, the assets and liabilities associated with the sale of Kosmos in the United States are presented in the statement of financial position within the line items of “assets held for sale,” including a proportional allocation of goodwill of $291, and “liabilities directly related to assets held for sale,” respectively. Moreover, for purposes of the income statements for the years ended December 31, 2019, 2018 and 2017 the operations related to this segment are presented net of income tax in the single line item “Discontinued operations.” On June 28, 2019, after obtaining customary authorizations, CEMEX concluded with several counterparties the sale of its ready-mix and aggregates business in the central region of France for an aggregate price of €31.8 million ($36.2). CEMEX’s operations of these disposed assets in France for the period from January 1 to June 28, 2019 and for the years ended December 31, 2018 and 2017 are reported in the income statements, net of income tax, in the single line item “Discontinued operations,” including in 2019 a gain on sale of $17 net of a proportional allocation of goodwill related to this reporting segment of $8. On May 31, 2019, CEMEX concluded the sale of its aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for €87 ($97). The assets divested in Germany consisted of four aggregates quarries and four ready-mix facilities in North Germany, and nine aggregates quarries and 14 ready-mix facilities in North-West Germany. CEMEX’s operations of these disposed assets for the period from January 1 to May 31, 2019 and for the years ended December 31, 2018 and 2017 are reported in the income statements, net of income tax, in the single line item “Discontinued operations,” including in 2019 a gain on sale of $59. On March 29, 2019, CEMEX closed the sale of assets in the Baltics and Nordics to the German building materials group Schwenk for a price in euro equivalent to $387. The Baltic assets divested consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The assets divested also included CEMEX’s 37.8% interest in Akmenes Cementas AB owner of a cement production plant in Akmene in Lithuania with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic assets divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. CEMEX’s operations of these disposed assets for the period from January 1 to March 29, 2019 and for the years ended December 31, 2018 and 2017 are reported in the income statements, net of income tax, in the single line item “Discontinued operations,” including in 2019 a gain on sale of $66.

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On March 29, 2019, CEMEX signed a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. to divest CEMEX's white cement business, except for Mexico and the U.S., for a price of $180, including its Buñol cement plant in Spain and its white cement customer list. The transaction is pending for its conclusion the authorization of the Spanish authorities. CEMEX currently expects it could close this divestment during the first half of 2020. CEMEX's operations of these assets in Spain for the years ended December 31, 2019, 2018 and 2017 are reported in the income statements, net of income tax, in the single line item "Discontinued operations."

On September 27, 2018, CEMEX concluded the sale of its construction materials operations in Brazil (the "Brazilian Operations") through the sale to Votorantim Cimentos N/NE S.A. of all the shares of CEMEX's Brazilian subsidiary Cimento Vencemos Do Amazonas Ltda, consisting of a fluvial cement distribution terminal located in Manaus, Amazonas province, as well as the operation license. The sale price was $31. CEMEX determined a net gain on sale of $12. CEMEX's Brazilian Operations for the period from January 1 to September 27, 2018 and the year ended December 31, 2017 are reported in the income statements, net of income tax, in the single line item "Discontinued operations."

On June 30, 2017, CEMEX concluded the sale of its Pacific Northwest Materials Business consisting of aggregate, asphalt and ready-mix concrete operations in Oregon and Washington to Cadman Materials, Inc., a subsidiary of HeidelbergCement Group, for $150. CEMEX determined a net gain on disposal of these assets of $22, which included a proportional allocation of goodwill of $73. The operations of its Pacific Northwest Materials Business for the six-month period ending June 30, 2017 are reported in the income statements net of tax in the single line item "Discontinued operations."

On January 31, 2017, CEMEX concluded the sale of its Concrete Reinforced Pipe Manufacturing Business ("Concrete Pipe Business") in the United States to Quikrete Holdings, Inc. for $500, plus a potential contingent consideration based on future performance of $40. CEMEX determined a net gain on disposal of these assets for $148 which included a proportional allocation of goodwill of $260. The operations of the Concrete Pipe Business for the one-month period ending January 31, 2017 are reported in the income statements, net of tax, in the single line item "Discontinued operations."

As of December 31, 2019, the following table presents condensed combined information of the statement of financial position for the assets held for sale in the United Kingdom, the United States and Spain, as mentioned above:

		2019
Current assets	$	41
Non-current assets		751
Total assets of the disposal group		792
Current liabilities		8
Non-current liabilities		29
Total liabilities directly related to disposal group		37
Total net assets of disposal group	$	755

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In addition, the following table presents condensed combined information of the income statements of CEMEX's discontinued operations previously mentioned in: a) the United Kingdom for the years ended December 31, 2019, 2018 and 2017; b) the United States related to Kosmos for the years ended December 31, 2019, 2018 and 2017; c) France for the period from January 1 to June 28, 2019 and for the years ended December 31, 2018 and 2017; d) Germany for the period from January 1 to May 31, 2019 and for the years ended December 31, 2018 and 2017; e) the Baltics and Nordics for the period from January 1 to March 29, 2019 and for the years ended December 31, 2018 and 2017; f) Spain for the years ended December 31, 2019, 2018 and 2017; g) Brazil for the period from January 1 to September 27, 2018 and for the year ended December 31, 2017; h) the Pacific Northwest Materials Business in the United States for the six-months period ended June 30, 2017; and i) the Concrete Pipe Business operations in the United States for the one-month period ended January 31, 2017:

		2019	2018	2017
Revenues	$	572	868	873
Cost of sales and operating expenses		(534)	(792)	(811)
Other income (expenses), net		1	(1)	-
Financial expenses, net and others		-	(2)	(3)
Earnings before income tax		39	73	59
Income tax		(6)	(7)	(6)
Result of discontinued operations		33	66	53
Net disposal result		55	11	169
Net result of discontinued operations	$	88	77	222

4.3) OTHER DISPOSAL GROUPS

On September 12, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement for the sale of its Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials Inc. ("Eagle Materials") for $400. Fairborn plant had an annual production capacity of approximately 730 thousand metric tons (unaudited). On February 10, 2017, CEMEX closed the divestment of these assets, and recognized in 2017 a gain on disposal for $188 as part of "Other expenses, net" in the income statement, net of an allocation of goodwill associated to CEMEX's reporting segment in the United States of $211.

The operations of the net assets in Ohio sold to Eagle Materials did not represent discontinued operations and were consolidated by CEMEX line-by-line in the income statements for the year 2017 until their disposal. In arriving at this conclusion CEMEX evaluated the Company's ongoing operations in the Mid-West of the United States.

For the year 2017, selected combined income statement information of the net assets sold to Eagle Materials until their disposal, was as follows:

		2017
Net sales	$	86
Operating costs and expenses		(71)
Operating earnings (losses) before other expenses, net	$	15

In addition, on April 28, 2017, CEMEX concluded the sale of its assets and activities related to the ready-mix concrete pumping business in Mexico to Cementos Españoles de Bombeo, S. de R.L., subsidiary in Mexico of Pumping Team S.L.L. ("Pumping Team"), specialist in the supply of ready-mix concrete pumping services based in Spain, for an aggregate price of $88, which included the sale of fixed assets for $16, plus administrative and client and market development services, as well as the lease of facilities in Mexico that CEMEX will supply to Pumping Team over a period of ten years with the possibility to extend for three additional years, for an aggregate initial amount of $71, which are recognized each period as services are rendered. The agreement includes the possibility of a contingent revenue subject to results for up to $30 linked to annual metrics beginning in the first year and up to the fifth year of the agreement. For the first two years of operation under the agreements from May 2018 to April 2019 and May 2017 to April 2018, CEMEX received an aggregate amount of $2 related to this contingent revenue.

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4.4) SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

Reportable segments represent the components of CEMEX that engage in business activities from which CEMEX may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity's top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. CEMEX operates geographically and by business on a regional basis. For the reported periods, the Company's operations were organized in five geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) Europe, 4) South, Central America and the Caribbean ("SCA&C"), and 5) Asia, Middle East and Africa ("AMEA"). The accounting policies applied to determine the financial information by reportable segment are consistent with those described in note 2.

Considering similar regional and economic characteristics and/or materiality, certain countries have been aggregated and presented as single line items as follows: a) "Rest of Europe" refers mainly to CEMEX's operations and activities in Poland, the Czech Republic and Croatia; b) "Rest of SCA&C" refers mainly to CEMEX's operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the acquired operations of TCL; c) "Caribbean TCL" refers to TCL's operations mainly in Trinidad and Tobago, Jamaica, Guyana and Barbados; and d) "Rest of AMEA" refers to CEMEX's operations and activities in Egypt and the United Arab Emirates. The segment "Others" refers to: 1) cement trade maritime operations, 2) Neoris N.V., CEMEX's subsidiary involved in the business of information technology solutions, 3) the Parent Company, other corporate entities and finance subsidiaries, and 4) other minor subsidiaries with different lines of business.

Selected information of the consolidated income statements by reportable segment for the years 2019, 2018 and 2017, excluding the share of profits of equity accounted investees by reportable segment that is included in the note 13.1, was as follows:

2019		Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$	2,897	(105)	2,792	969	159	810	(48)	(36)	(1)
United States		3,780	–	3,780	629	392	237	(22)	(64)	(13)
Europe										
United Kingdom		749	–	749	119	69	50	(2)	(11)	(17)
France		869	–	869	94	48	46	(4)	(11)	–
Germany		439	(25)	414	65	28	37	3	(3)	(4)
Spain		319	(25)	294	16	34	(18)	(8)	(2)	2
Rest of Europe		672	(14)	658	122	49	73	(1)	(5)	(4)
SCA&C										
Colombia [1]		504	–	504	90	29	61	(21)	(4)	(3)
Panama [1]		181	(2)	179	48	17	31	(9)	(1)	–
Caribbean TCL [2]		248	(8)	240	56	23	33	(2)	(6)	(4)
Dominican Republic		245	(17)	228	84	9	75	(1)	–	–
Rest of SCA&C [1]		511	(17)	494	107	20	87	(60)	(3)	(6)
AMEA										
Philippines [3]		458	–	458	117	38	79	1	6	4
Israel		660	–	660	89	23	66	–	(2)	1
Rest of AMEA		286	–	286	10	22	(12)	(6)	(2)	30
Others		1,104	(579)	525	(237)	85	(322)	(167)	(567)	(56)
Continuing operations		13,922	(792)	13,130	2,378	1,045	1,333	(347)	(711)	(71)
Discontinued operations		572	–	572	89	51	38	1	–	–
Total	$	14,494	(792)	13,702	2,467	1,096	1,371	(346)	(711)	(71)

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2018		Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$	3,302	(91)	3,211	1,217	148	1,069	(33)	(32)	(3)
United States		3,614	–	3,614	686	369	317	(18)	(53)	(11)
Europe										
United Kingdom		773	–	773	117	67	50	(7)	(12)	(22)
France		895	–	895	91	50	41	(47)	(13)	–
Germany		429	(75)	354	37	28	9	(8)	(3)	(4)
Spain		334	(47)	287	13	33	(20)	(16)	(3)	3
Rest of Europe		733	(51)	682	113	50	63	(3)	(4)	(2)
SCA&C										
Colombia [1]		524	–	524	97	29	68	6	(7)	(22)
Panama [1]		222	–	222	66	17	49	(3)	(1)	–
Caribbean TCL [2]		254	(5)	249	58	19	39	(15)	(3)	(2)
Dominican Republic		218	(16)	202	61	10	51	(1)	(1)	2
Rest of SCA&C [1]		590	(20)	570	133	21	112	(7)	(3)	14
AMEA										
Philippines [3]		448	–	448	93	36	57	(3)	(2)	(4)
Israel		630	–	630	87	21	66	–	(3)	(1)
Rest of AMEA		357	–	357	44	22	22	(9)	(2)	(3)
Others		1,247	(734)	513	(228)	62	(290)	(132)	(580)	53
Continuing operations		14,570	(1,039)	13,531	2,685	982	1,703	(296)	(722)	(2)
Discontinued operations		868	–	868	147	71	76	(1)	(2)	–
Total	$	15,438	(1,039)	14,399	2,832	1,053	1,779	(297)	(724)	(2)

2017		Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$	3,104	(58)	3,046	1,188	147	1,041	(61)	(28)	(28)
United States		3,320	–	3,320	603	379	224	(39)	(59)	(9)
Europe										
United Kingdom		841	–	841	153	66	87	23	(13)	(21)
France		805	–	805	68	45	23	(7)	(12)	1
Germany		412	(71)	341	40	26	14	(1)	(3)	(3)
Spain		306	(52)	254	14	33	(19)	(38)	(3)	1
Rest of Europe		616	(19)	597	63	52	11	(14)	(7)	4
SCA&C										
Colombia [1]		566	–	566	113	27	86	(49)	(7)	(2)
Panama [1]		266	–	266	108	19	89	(2)	(1)	–
Caribbean TCL [2]		232	(3)	229	57	32	25	(10)	(12)	(2)
Dominican Republic		207	(18)	189	57	10	47	(1)	(1)	–
Rest of SCA&C [1]		605	(33)	572	144	21	123	(5)	(4)	–
AMEA										
Philippines [3]		440	–	440	82	35	47	(5)	(3)	(1)
Israel		603	–	603	84	20	64	(1)	(2)	1
Rest of AMEA		318	–	318	53	21	32	(11)	(4)	26
Others		1,090	(551)	539	(129)	30	(159)	16	(927)	217
Continuing operations		13,731	(805)	12,926	2,698	963	1,735	(205)	(1,086)	184
Discontinued operations		873	–	873	125	63	62	–	(3)	–
Total	$	14,604	(805)	13,799	2,823	1,026	1,797	(205)	(1,089)	184

[1] CEMEX Latam Holdings, S.A. ("CLH"), a company incorporated in Spain, trades its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of CEMEX's operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua and El Salvador. At year end 2019 and 2018, there is a non-controlling interest in CLH of 26.83% and 26.78%, respectively, of its ordinary shares, excluding shares held in CLH's treasury (note 20.4).

[2] As mentioned in note 4.1, in February 2017, CEMEX's acquired a controlling interest in TCL, whose shares trade on the Trinidad and Tobago Stock Exchange. As of December 31, 2019 and 2018, there is a non-controlling interest in TCL of 30.17% of its ordinary shares in both years (note 20.4).

[3] CEMEX's operations in the Philippines are mainly conducted through CEMEX Holdings Philippines, Inc. ("CHP"), a Philippine company whose shares trade on the Philippines Stock Exchange. As of December 31, 2019 and 2018, there is a non-controlling interest in CHP of 33.22% and 45.0% of its ordinary shares (note 20.4).

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Debt by reportable segment is included in note 16.1. As of December 31, 2019 and 2018, selected statement of financial position information by reportable segment was as follows:

2019	Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets[1]
Mexico	$ -	3,910	3,910	1,443	2,467	199
United States	143	13,755	13,898	2,440	11,458	398
Europe						
United Kingdom	6	1,556	1,562	1,225	337	67
France	50	928	978	460	518	38
Germany	4	397	401	353	48	25
Spain	-	1,190	1,190	185	1,005	34
Rest of Europe	11	745	756	304	452	52
SCA&C						
Colombia	-	1,187	1,187	428	759	25
Panama	-	337	337	105	232	10
Caribbean TCL	-	542	542	236	306	21
Dominican Republic	-	193	193	66	127	8
Rest of SCA&C	-	381	381	164	217	18
AMEA						
Philippines	-	689	689	141	548	84
Israel	-	611	611	429	182	33
Rest of AMEA	-	423	423	131	292	13
Others	267	1,199	1,466	10,392	(8,926)	8
Total	481	28,043	28,524	18,502	10,022	1,033
Assets held for sale and related liabilities (note 12.1)	-	839	839	37	802	-
Total consolidated	$ 481	28,882	29,363	18,539	10,824	1,033

2018	Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets[1]
Mexico	$ -	3,630	3,630	1,442	2,188	168
United States	126	14,080	14,206	2,277	11,929	405
Europe						
United Kingdom	6	1,779	1,785	1,107	678	61
France	47	938	985	512	473	44
Germany	4	460	464	377	87	27
Spain	-	1,301	1,301	171	1,130	27
Rest of Europe	8	1,110	1,118	359	759	54
SCA&C						
Colombia	-	1,249	1,249	444	805	22
Panama	-	368	368	65	303	12
Caribbean TCL	-	574	574	215	359	29
Dominican Republic	-	206	206	64	142	8
Rest of SCA&C	-	457	457	176	281	14
AMEA						
Philippines	-	644	644	184	460	36
Israel	-	507	507	367	140	27
Rest of AMEA	-	438	438	145	293	15
Others	293	849	1,142	10,207	(9,065)	15
Total	484	28,590	29,074	18,112	10,962	964
Assets held for sale and related liabilities (note 12.1)	-	107	107	16	91	-
Total consolidated	$ 484	28,697	29,181	18,128	11,053	964

[1] In 2019 and 2018, the column "Additions to fixed assets" includes capital expenditures, which comprises acquisitions of property, machinery and equipment as well as additions of assets for the right-of-use, for combined amounts of $1,033 and $964, respectively (note 14).

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 150 Revenues by line of business and reportable segment for the years ended December 31, 2019, 2018 and 2017 were as follows: 2019 Cement Concrete Aggregates Others Eliminations Revenues Mexico $ 2,009 798 196 445 (656) 2,792 United States 1,608 2,189 917 332 (1,266) 3,780 Europe United Kingdom 227 310 290 246 (324) 749 France – 720 355 4 (210) 869 Germany 192 184 62 43 (67) 414 Spain 228 86 23 18 (61) 294 Rest of Europe 396 284 88 23 (133) 658 SCA&C Colombia 363 176 53 51 (139) 504 Panama 141 49 15 12 (38) 179 Caribbean TCL 241 9 5 9 (24) 240 Dominican Republic 194 27 8 25 (26) 228 Rest of SCA&C 448 48 11 18 (31) 494 AMEA Philippines 457 – – 2 (1) 458 Israel – 554 166 78 (138) 660 Rest of AMEA 213 94 1 5 (27) 286 Others – – – 1,107 (582) 525 Continuing operations 6,717 5,528 2,190 2,418 (3,723) 13,130 Discontinued operations 229 110 154 85 (6) 572 Total $ 6,946 5,638 2,344 2,503 (3,729) 13,702 2018 Cement Concrete Aggregates Others Eliminations Revenues Mexico $ 2,302 898 210 642 (841) 3,211 United States 1,584 2,088 850 393 (1,301) 3,614 Europe United Kingdom 237 325 300 281 (370) 773 France – 735 353 9 (202) 895 Germany 186 197 56 136 (221) 354 Spain 250 70 19 17 (69) 287 Rest of Europe 399 298 93 193 (301) 682 SCA&C Colombia 353 189 55 92 (165) 524 Panama 171 71 23 14 (57) 222 Caribbean TCL 245 10 5 13 (24) 249 Dominican Republic 178 27 9 24 (36) 202 Rest of SCA&C 510 63 14 24 (41) 570 AMEA Philippines 444 – 3 2 (1) 448 Israel – 521 159 110 (160) 630 Rest of AMEA 257 118 1 12 (31) 357 Others – – – 1,285 (772) 513 Continuing operations 7,116 5,610 2,150 3,247 (4,592) 13,531 Discontinued operations 420 219 236 144 (151) 868 Total $ 7,536 5,829 2,386 3,391 (4,743) 14,399

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2017		Cement	Concrete	Aggregates	Others	Eliminations	Revenues
Mexico	$	2,241	780	182	593	(750)	3,046
United States		1,353	1,832	785	384	(1,034)	3,320
Europe							
United Kingdom		189	290	301	309	(248)	841
France		–	669	319	10	(193)	805
Germany		192	192	88	96	(227)	341
Spain		292	50	14	36	(138)	254
Rest of Europe		358	267	84	36	(148)	597
SCA&C							
Colombia		373	213	65	104	(189)	566
Panama		206	91	24	10	(65)	266
Caribbean TCL		220	11	7	13	(22)	229
Dominican Republic		169	30	10	22	(42)	189
Rest of SCA&C		510	70	14	15	(37)	572
AMEA							
Philippines		430	4	8	3	(5)	440
Israel		–	498	152	114	(161)	603
Rest of AMEA		227	114	1	9	(33)	318
Others		–	–	–	1,090	(551)	539
Continuing operations		6,760	5,111	2,054	2,844	(3,843)	12,926
Discontinued operations		439	296	168	160	(190)	873
Total	$	7,199	5,407	2,222	3,004	(4,033)	13,799

5) OPERATING EXPENSES, DEPRECIATION AND AMORTIZATION

Consolidated operating expenses during 2019, 2018 and 2017 by function are as follows:

		2019	2018	2017
Administrative expenses[1]	$	1,112	1,130	1,091
Selling expenses		371	312	323
Distribution and logistics expenses		1,489	1,537	1,412
	$	2,972	2,979	2,826

[1] All significant R&D activities are executed by several internal areas as part of their daily activities. In 2019, 2018 and 2017, total combined expenses of these departments recognized within administrative expenses were $38, $39 and $38, respectively.

Depreciation and amortization recognized during 2019, 2018 and 2017 are detailed as follows:

		2019	2018	2017
Included in cost of sales	$	865	853	841
Included in administrative, selling and distribution and logistics expenses		180	129	122
	$	1,045	982	963

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6) OTHER EXPENSES, NET

The detail of the line item "Other expenses, net" in 2019, 2018 and 2017 was as follows:

		2019	2018	2017
Results from the sale of assets and others, net [1]	$	(230)	(149)	(2)
Restructuring costs [2]		(48)	(72)	(45)
Impairment losses [3]		(64)	(62)	(151)
Remeasurement of pension liabilities [4]		–	(8)	–
Charitable contributions		(5)	(5)	(7)
	$	(347)	(296)	(205)

[1] In 2019 and 2018, includes $55 and $56, respectively, in connection with property damages and natural disasters. In 2017, includes an expense of $25 related to a penalty in connection with a market investigation in Colombia (note 24.1).

[2] Restructuring costs mainly refer to severance payments and the definite closing of operating sites.

[3] In 2019, 2018 and 2017, among others, includes impairment losses of fixed assets for $64, $23 and $49, respectively, as well as in 2018 losses in the valuation of assets held for sale of $22 and impairment losses of goodwill in 2017 of $98 (notes 13.2, 14 and 15).

[4] Refers to a past services remeasurement of CEMEX's defined benefit plan in the United Kingdom determined in 2018 as a result of a recently enacted gender parity law.

7) FINANCIAL ITEMS

7.1) FINANCIAL EXPENSE

Consolidated financial expense in 2019, 2018 and 2017 includes $77, $74 and $71 of interest expense from financial obligations related to lease contracts (notes 14.2 and 16.2).

7.2) FINANCIAL INCOME AND OTHER ITEMS, NET

The detail of financial income and other items, net in 2019, 2018 and 2017 was as follows:

		2019	2018	2017
Effects of amortized cost on assets and liabilities and others, net	$	(59)	(59)	(59)
Foreign exchange results		(32)	10	(5)
Results from financial instruments, net (notes 13.2 and 16.4)		(1)	39	9
Financial income		21	18	18
Results in the sale of associates and remeasurement of previously held interest before change in control of associates (notes 4.1 and 13.1)		–	(10)	221
	$	(71)	(2)	184

8) CASH AND CASH EQUIVALENTS

As of December 31, 2019 and 2018, consolidated cash and cash equivalents consisted of:

		2019	2018
Cash and bank accounts	$	547	258
Fixed-income securities and other cash equivalents		241	51
	$	788	309

Based on net settlement agreements, the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX of $27 in 2019 and $21 in 2018, which were offset against the corresponding obligations of CEMEX with the counterparties, considering CEMEX's right, ability and intention to settle the amounts on a net basis.

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9) TRADE ACCOUNTS RECEIVABLE

As of December 31, 2019 and 2018, consolidated trade accounts receivable consisted of:

		2019	2018
Trade accounts receivable	$	1,637	1,607
Allowances for expected credit losses		(116)	(119)
	$	1,521	1,488

As of December 31, 2019 and 2018, trade accounts receivable include receivables of $682 and $664, respectively, sold under outstanding trade receivables securitization programs and/or factoring programs with recourse, established in Mexico, the United States, France and the United Kingdom, in which CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets; nonetheless, in such programs, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position and the funded amounts to CEMEX of $599 in 2019 and $599 in 2018, were recognized within the line item of "Other financial obligations." Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $25 in 2019, $23 in 2018 and $16 in 2017. CEMEX's securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity.

Allowances for doubtful accounts were established until December 31, 2017 based on incurred loss analyses over delinquent accounts considering aging of balances, the credit history and risk profile of each customer and legal processes to recover accounts receivable. Beginning in 2018 such allowances are determined and recognized upon origination of the trade accounts receivable based on an ECL model (note 2.6).

As of December 31, 2019, the balances of trade accounts receivable and the allowance for ECL were as follows:

		Accounts receivable	ECL allowance	ECL average rate
Mexico	$	266	35	13.2%
United States		474	6	1.3%
Europe		432	30	6.9%
South, Central America and the Caribbean		126	25	19.8%
Asia, Middle East and Africa		301	16	5.3%
Others		38	4	10.5%
	$	1,637	116	

Changes in the allowance for expected credit losses in 2019, 2018 and 2017, were as follows:

		2019	2018	2017
Allowances for expected credit losses at beginning of period	$	119	109	106
Adoption effects of IFRS 9 charged to retained earnings (note 2.6)		–	29	–
Charged to selling expenses		12	8	13
Additions through business combinations		–	–	7
Deductions		(16)	(20)	(23)
Foreign currency translation effects		1	(7)	6
Allowances for expected credit losses at end of period	$	116	119	109

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10) OTHER ACCOUNTS RECEIVABLE

As of December 31, 2019 and 2018, consolidated other accounts receivable consisted of:

		2019	2018
Non-trade accounts receivable [1]	$	113	138
Interest and notes receivable		50	46
Current portion of valuation of derivative financial instruments		1	1
Loans to employees and others		14	12
Refundable taxes		147	115
	$	325	312

[1] Non-trade accounts receivable are mainly attributable to the sale of assets.

11) INVENTORIES

As of December 31, 2019 and 2018, the consolidated balance of inventories was summarized as follows:

		2019	2018
Finished goods	$	320	345
Work-in-process		195	194
Raw materials		194	194
Materials and spare parts		263	303
Inventory in transit		17	45
	$	989	1,081

For the years ended December 31, 2019, 2018 and 2017, CEMEX recognized within "Cost of sales" in the income statement, inventory impairment losses of $6, $6 and $1, respectively.

12) ASSETS HELD FOR SALE AND OTHER CURRENT ASSETS

12.1) ASSETS HELD FOR SALE (NOTE 4.2)

As of December 31, 2019 and 2018, assets held for sale, which are measured at the lower of their estimated realizable value, less costs to sell, and their carrying amounts, as well as liabilities directly related with such assets are detailed as follows:

		2019				2018		
		Assets	Liabilities	Net assets		Assets	Liabilities	Net assets
Kosmos' assets in the United States	$	457	14	443	$	–	–	–
Assets in the United Kingdom		229	23	206		–	–	–
White cement assets in Spain		106	–	106		–	–	–
Assets in the central region of France		–	–	–		48	16	32
Other assets held for sale		47	–	47		59	–	59
	$	839	37	802	$	107	16	91

12.2) OTHER CURRENT ASSETS

As of December 31, 2019 and 2018, other current assets are mainly comprised of advance payments to vendors. During July 2019, by means of granting a bank guarantee, CEMEX released all restricted cash balances of CEMEX Colombia, S.A. ("CEMEX Colombia") for an aggregate amount of $12 that as of December 31, 2018 were subject to a temporary restriction on its availability due to a seizure order within a legal proceeding initiated by a supplier in connection with a commercial dispute.

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13) EQUITY ACCOUNTED INVESTEES, OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

13.1) EQUITY ACCOUNTED INVESTEES

As of December 31, 2019 and 2018, the investments in common shares of associates were as follows:

	Activity	Country	%		2019	2018
Camcem, S.A. de C.V.	Cement	Mexico	40.1	$	229	208
Concrete Supply Co. LLC	Concrete	United States	40.0		75	66
Lehigh White Cement Company	Cement	United States	36.8		64	60
Société d'Exploitation de Carrières	Aggregates	France	50.0		17	16
Société Méridionale de Carrières	Aggregates	France	33.3		15	16
Akmenes Cementas AB	Cement	Lithuania	37.8		–	27
Cemento Interoceánico, S.A.	Cement	Panama	25.0		–	8
Other companies	—	—	—		81	83
				$	481	484
Out of which:						
Book value at acquisition date				$	331	368
Changes in stockholders' equity				$	150	116

On November 15, 2019, through its subsidiary Balboa Investments B.V., CEMEX sold its 25% equity interest in Cemento Interoceánico, S.A. ("Cemento Interoceánico"), customer, cement producer and competitor of the Company in Panama, to an international cement group (the "Purchaser") for a price of $44, plus an additional consideration ("earn-out") for up to $20 to be received in 2020 (note 17.2). As condition precedent for this acquisition of such 25% equity interest of Balboa in Cemento Interoceánico, the Purchaser required CEMEX enter with Cemento Interoceánico into a new clinker supply agreement including certain commercial conditions as well as a guaranteed installed capacity reserve of CEMEX's plant in Panama for a period of 10 years beginning on November 15, 2019. The portion of the proceeds allocated to the new clinker supply agreement was recognized as deferred revenue and will be amortized to CEMEX's income statement over the 10-year tenure of such contract with Cemento Interoceánico as the conditions agreed upon are fulfilled and revenue is earned.

On March 29, 2019, as part of the sale of the Baltic and Nordic assets to the German building materials group Schwenk described in note 4.2, CEMEX sold its 37.8% equity interest in Akmenes Cementas AB.

During 2018, a subsidiary of CEMEX in the United States invested a total of $36 and increased the Company's ownership over the Lehigh White Cement Company investee from 24.5% to 36.8%. This deal also included an agreement in which the Company contributed all of its rights, title and interest in the white cement business in Florida to the investee and entered into an agreement in which a Company's terminal receives and packs white cement for Lehigh White Cement Company to sell and distribute in the Florida market.

During January and September 2017, by means of a public offering in the BMV and a definitive sale to two financial institutions, respectively, the Company sold 76.5 million shares of Grupo Cementos de Chihuahua, S.A.B. de C.V. ("GCC"), 23% equity interest that was held within investments in associates. CEMEX received combined proceeds of $377 and generated a combined gain on sale in 2017 of $187 as part of "Financial income and other items, net" in the income statement. CEMEX continues to have a 20% indirect interest in GCC through Camcem, S.A. de C.V., GCC's parent company.

As mentioned in note 4.1, on February 1, 2017, CEMEX assumed control of its former associate TCL, which was accounted until such date for under the equity method. The purchase of TCL represented a step acquisition. As a result, the remeasurement of CEMEX's previously held ownership interest in TCL of 39.5% generated a gain of $32 in 2017 as part of "Financial income and other items, net."

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Combined condensed statement of financial position information of CEMEX's associates as of December 31, 2019 and 2018 is set forth below:

		2019	2018
Current assets	$	982	849
Non-current assets		1,757	1,674
Total assets		2,739	2,523
Current liabilities		326	289
Non-current liabilities		898	879
Total liabilities		1,224	1,168
Total net assets	$	1,515	1,355

Combined selected information of the statements of operations of CEMEX's associates in 2019, 2018 and 2017 is set forth below:

		2019	2018	2017
Sales	$	1,600	1,449	1,433
Operating earnings		237	224	227
Income before income tax		158	110	125
Net income		118	86	97

The share of equity accounted investees by reportable segment in the income statements for 2019, 2018 and 2017 is detailed as follows:

		2019	2018	2017
Mexico	$	23	13	15
United States		18	15	14
Europe		10	7	6
Corporate and others		(2)	(1)	(2)
	$	49	34	33

13.2) OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2019 and 2018, consolidated other investments and non-current accounts receivable were summarized as follows:

		2019	2018
Non-current accounts receivable [1]	$	197	220
Investments at fair value through the income statement [2]		34	22
Non-current portion of valuation of derivative financial instruments (note 16.4)		2	15
Investments in strategic equity securities [3]		3	11
	$	236	268

[1] Includes, among other items: a) accounts receivable from investees and joint ventures of $32 in 2019 and $65 in 2018, b) advances to suppliers of fixed assets of $32 in 2019 and $45 in 2018, c) employee prepaid compensation of $7 in 2019 and $6 in 2018, d) refundable taxes of $10 in 2019 and $13 in 2018, and e) warranty deposits of $33 in 2019 and $20 in 2018.

[2] Refers to investments in private funds and investments related to employee' savings funds. In 2019 and 2018, no contributions were made to such private funds.

[3] This line item refers mainly to a strategic investment in CPOs of Axtel, S.A.B. de C.V. ("Axtel"). This investment is recognized at fair value through other comprehensive income.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 157 14) PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET As of December 31, 2019 and 2018, consolidated property, machinery and equipment, net and assets for the right-of-use, net were summarized as follows: 2019 2018 Property, machinery and equipment, net $ 10,565 11,232 Assets for the right-of-use, net 1 1,285 1,222    $ 11,850 12,454 1 CEMEX adopted IFRS 16 using the full retrospective approach as of January 1, 2017. The figures as of December 31, 2018 previously reported were re-presented. 14.1) PROPERTY, MACHINERY AND EQUIPMENT, NET As of December 31, 2019 and 2018, consolidated property, machinery and equipment, net and the changes in this line item during 2019, 2018 and 2017, were as follows: 2019 Land and Machinery mineral and Construction 2 reserves Building equipment in progress Total Cost at beginning of period $ 4,789 2,633 12,185 1,035 20,642 Accumulated depreciation and depletion (958) (1,371) (7,081) – (9,410) Net book value at beginning of period 3,831 1,262 5,104 1,035 11,232 Capital expenditures 46 28 663 – 737 Stripping costs 22 – – – 22    Total capital expenditures 68 28 663 – 759 Disposals 3 (38) (8) (50) – (96) Reclassifications 4 (163) (23) (203) (13) (402) Depreciation and depletion for the period (121) (61) (451) – (633) Impairment losses (18) (17) (29) – (64) Foreign currency translation effects 79 (133) (364) 187 (231) Cost at end of period 4,606 2,374 11,519 1,209 19,708 Accumulated depreciation and depletion (968) (1,326) (6,849) – (9,143) Net book value at end of period $ 3,638 1,048 4,670 1,209 10,565 2018 1    Land and Machinery    mineral and Construction 2 1, 2    reserves Building equipment in progress Total 2017 Cost at beginning of period $ 4,830 2,665 12,168 990 20,653 19,053 Accumulated depreciation and depletion (857) (1,308) (6,900) – (9,065) (8,023) Net book value at beginning of period 3,973 1,357 5,268 990 11,588 11,030 Capital expenditures 26 29 575 – 630 615 Stripping costs 38 – – – 38 41    Total capital expenditures 64 29 575 – 668 656 Disposals 3 (13) (6) (30) – (49) (94) Reclassifications 4 (18) (2) (4) 30 6 (83) Business combinations 4 – 2 – 6 331 Depreciation and depletion for the period (184) (102) (371) – (657) (679) Impairment losses (6) (2) (15) – (23) (51) Foreign currency translation effects 11 (12) (321) 15 (307) 478 Cost at end of period 4,789 2,633 12,185 1,035 20,642 20,653 Accumulated depreciation and depletion (958) (1,371) (7,081) – (9,410) (9,065) Net book value at end of period $ 3,831 1,262 5,104 1,035 11,232 11,588 1 CEMEX adopted IFRS 16 using the full retrospective approach as of January 1, 2017. The figures as of December 31, 2018 and 2017 previously reported were represented.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 158 2 In 2017, CEMEX Colombia significantly concluded the construction of a cement plant in the municipality of Maceo in the Antioquia department in Colombia with an annual capacity of approximately 1.1 million tons. The plant has not initiated commercial operations. As of the reporting date, the works related to the access road to the plant remain suspended and the beginning of commercial operations is subject to the successful conclusion of several ongoing processes for the proper operation of the assets and other legal proceedings (note 24.3). As of December 31, 2019, the carrying amount of the plant, net of impairment adjustments of certain advances recognized in 2016 of $23, is for an amount in Colombian pesos equivalent to $278. 3 In 2019, includes sales of non-strategic fixed assets in Germany, France and the United Kingdom for $32, $12 and $6, respectively. In 2018, includes sales of non-strategic fixed assets in the United States, Spain and Mexico for $19, $8 and $6, respectively. In 2017, includes sales of non-strategic fixed assets in Mexico, the United States, and France for $18, $12 and $12, respectively. 4 In 2019, refers to the reclassification of the assets in the United States, United Kingdom and Spain for $134, $182 and $86, respectively. In 2018, refers mainly to the reclassification of the assets in Spain (note 12.1) for $30. In 2017, refers to the construction materials’ business in the Pacific Northwest of the United States for $83 (note 4.2). As a result of impairment tests conducted on several CGUs considering certain triggering events, mainly: a) the closing and/or reduction of operations of cement and ready-mix concrete plants resulting from adjusting the supply to current demand conditions, such as the further adjustment in Puerto Rico in the last quarter of 2019 due to the continued adverse outlook and the overall uncertain economic conditions in such country after hurricaine “Maria” in 2017; b) change of operating model of certain assets or the transferring of installed capacity to more efficient plants; as well as c) for certain equipment, remaining idle for several periods. These losses result from the excess of the net book value of the related assets against their respective use value or estimated realizable value, whichever is greater. For the years ended December 31, 2019, 2018 and 2017, CEMEX adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during the remaining useful life, or to their realizable value, in case of permanent shut down, and recognized impairment losses within the line item of “Other expenses, net” (notes 2.10 and 6). During the years ended December 31, 2019, 2018 and 2017 impairment losses of fixed assets by country are as follows: 2019 2018 2017 Puerto Rico $ 52 – –United States 6 13 8 Colombia 3 2 –France 1 – 3 Poland – 5 –Spain    – 2 24 Mexico – 1 2 Czech Republic – – 8 Panama – – 3 Others 2 – 1    $ 64 23 49 14.2) ASSETS FOR THE RIGHT-OF-USE, NET As of December 31, 2019 and 2018, consolidated assets for the right-of-use, net and the changes in this caption during 2019, 2018 and 2017, were as follows: 2019    Machinery and    Land Buildings equipment Others Total Assets for the right-of-use at beginning of period $ 384 393 1,289 7 2,073 Accumulated depreciation (83) (265) (499) (4) (851) Net book value at beginning of period 301 128 790 3 1,222 Additions of new leases 25 52 193 4 274 Cancellations and remeasurements (6) (6) (40) – (52) Reclassifications (5) 65 (25) – 35 Depreciation (29) (39) (219) (1) (288) Foreign currency translation effects (37) 38 93 – 94 Assets for the right-of-use at end of period 366 471 1,417 11 2,265 Accumulated depreciation (117) (233) (625) (5) (980) Net book value at end of period $ 249 238 792 6 1,285

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 159 2018    Machinery and    Land Buildings equipment Others Total 2017 Assets for the right-of-use at beginning of period $ 373 393 1,109 6 1,881 1,487 Accumulated depreciation (72) (242) (371) (3) (688) (448) Net book value at beginning of period 301 151 738 3 1,193 1,039 Additions of new leases 19 19 257 1 296 328 Cancellations and remeasurements – (1) (8) – (9) (1) Depreciation (19) (32) (167) (1) (219) (176) Foreign currency translation effects – (9) (30) – (39) 3 Assets for the right-of-use at end of period 384 393 1,289 7 2,073 1,881 Accumulated depreciation (83) (265) (499) (4) (851) (688) Net book value at end of period $ 301 128 790 3 1,222 1,193 For the years ended December 31, 2019, 2018 and 2017, the combined rental expense related with short-term leases, leases of low-value assets and variable lease payments was $104, $89 and $96, respectively, and was recognized in cost of sales and operating expenses, as correspond. During the reported periods, CEMEX did not have any material revenue from sub-leasing activities. 15) GOODWILL AND INTANGIBLE ASSETS, NET 15.1) BALANCES AND CHANGES DURING THE PERIOD As of December 31, 2019 and 2018, consolidated goodwill, intangible assets and deferred charges were summarized as follows: 2019 2018    Accumulated Carrying Accumulated Carrying Cost amortization amount Cost amortization amount Intangible assets of indefinite useful life: Goodwill $ 9,562 – 9,562 $ 9,912 – 9,912 Intangible assets of definite useful life: Extraction rights 1,985 (395) 1,590 1,979 (357) 1,622 Industrial property and trademarks 42 (18) 24 44 (20) 24 Customer relationships 196 (196) – 196 (196) –Mining projects 48 (5) 43 42 (5) 37 Others intangible assets 1,014 (643) 371 917 (576) 341    $ 12,847 (1,257) 11,590 $ 13,090 (1,154) 11,936 Changes in consolidated goodwill in 2019, 2018 and 2017, were as follows: 2019 2018 2017 Balance at beginning of period $ 9,912 9,948 9,957 Business combinations – 16 100 Reclassification to assets held for sale (notes 4.2, 4.3 and 12) (371) (22) 92 Impairment losses – – 98 Foreign currency translation effects 21 (30) (299) Balance at end of period $ 9,562 9,912 9,948

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Intangible assets of definite life

Changes in intangible assets of definite life in 2019, 2018 and 2017, were as follows:

		2019				
		Extraction rights	Industrial property and trademarks	Mining projects	Others[1]	Total
Balance at beginning of period	$	1,622	24	37	341	2,024
Additions (disposals), net[1]		(26)	(6)	5	108	81
Reclassifications (notes 4.1, 4.2 and 12)		–	–	–	(2)	(2)
Amortization for the period		(8)	(1)	(1)	(114)	(124)
Foreign currency translation effects		2	7	2	38	49
Balance at the end of period	$	1,590	24	43	371	2,028

		2018					
		Extraction rights	Industrial property and trademarks	Mining projects	Others[1]	Total	2017
Balance at beginning of period	$	1,686	29	36	255	2,006	1,989
Additions (disposals), net[1]		(11)	(2)	6	164	157	66
Business combinations (note 4.1)		–	–	–	–	–	4
Reclassifications (notes 4.1, 4.2 and 12)		(11)	–	–	–	(11)	–
Amortization for the period		(32)	(5)	(1)	(68)	(106)	(108)
Impairment losses		(9)	–	–	–	(9)	1
Foreign currency translation effects		(1)	2	(4)	(10)	(13)	54
Balance at the end of period	$	1,622	24	37	341	2,024	2,006

[1] As of December 31, 2019 and 2018, "Others" includes the carrying amount of internal-use software of $253 and $227, respectively. Capitalized direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses amounted to $102 in 2019, $133 in 2018 and $76 in 2017.

15.2) ANALYSIS OF GOODWILL IMPAIRMENT

For purposes of goodwill impairment tests, all cash-generating units within a country are aggregated, as goodwill is allocated at that level. Considering materiality for disclosure purposes, certain balances of goodwill were presented for Rest of SCA&C, but this does not represent that goodwill was tested at a higher level than for operations in an individual country. During the last quarter of each year, CEMEX performs its annual goodwill impairment test.

During 2019 and 2018, CEMEX did not determine impairment losses of goodwill. Based on these analyses, during 2017, in connection with the operating segment in Spain, considering the uncertainty over the improvement indicators affecting the country's construction industry and consequently, in the expected consumption of cement, ready-mix and aggregates, partially a result of the then country's complex prevailing political environment, which had limited expenditure in infrastructure projects, as well as the uncertainty in the expected price recovery and the effects of increased competition and imports, CEMEX's management determined that the net book value of such operating segment in Spain, exceeded in $98 the amount of the value in use. As a result, CEMEX recognized an impairment loss of goodwill for such amount as part of "Other expenses, net" in the income statement on 2017 against the related goodwill balance.

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As of December 31, 2019 and 2018, goodwill balances allocated by operating segment were as follows:

		2019	2018
Mexico	$	384	375
United States		7,469	7,760
Europe			
Spain		494	523
United Kingdom		279	324
France		221	211
Czech Republic		30	30
SCA&C			
Colombia		296	299
Caribbean TCL		100	104
Rest of SCA&C [1]		62	62
AMEA			
Philippines		92	89
United Arab Emirates		96	96
Egypt		12	12
Others			
Other reporting segments [2]		27	27
	$	9,562	9,912

[1] This caption refers to the operating segments in the Dominican Republic, the Caribbean, Costa Rica and Panama.

[2] This caption is primarily associated with Neoris N.V., CEMEX's subsidiary involved in the sale of information technology and services.

CEMEX's pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances were as follows:

	Discount rates			Growth rates		
Groups of CGUs	2019	2018	2017	2019	2018	2017
United States	7.8%	8.5%	8.8%	2.5%	2.5%	2.5%
Spain	8.3%	8.8%	9.5%	1.6%	1.7%	1.7%
Mexico	9.0%	9.4%	10.2%	2.4%	3.0%	2.7%
Colombia	8.9%	9.5%	10.5%	3.7%	3.6%	3.7%
France	8.0%	8.4%	9.0%	1.4%	1.6%	1.8%
United Arab Emirates	8.8%	11.0%	10.4%	2.5%	2.9%	3.1%
United Kingdom	8.0%	8.4%	9.0%	1.5%	1.6%	1.7%
Range of rates in other countries	8.1% - 11.5%	8.5% - 13.3%	9.1% - 11.8%	1.6% - 6.5%	2.3% - 6.9%	2.3% - 6.8%

The discount rates used by CEMEX in its cash flows projections to determine the value in use of its operating segments generally decreased in 2019 as compared to 2018 in a range of 0.6% up to 2.6%, mainly as a result of a decrease in 2019 in the funding cost observed in the industry that changed from 7.3% in 2018 to 5.4% in 2019. The risk-free rate associated to CEMEX remained significantly flat in the level of 2.9%, while the country risk-specific rates decreased slightly in 2019 in most cases. These reductions were partially offset by a slight increase in the public comparable companies' stock volatility (beta) that changed from 1.06 in 2018 to 1.08 in 2019 and the decrease in the weighing of debt in the calculation of the discount rates that changed from 33.5% in 2018 to 31.7% in 2019. In 2018, such discount rates decreased slightly in most cases in a range of 0.3% up to 1 percentage point, except for United Arab Emirates and the Caribbean, as compared to 2017. This reduction was mainly attributable to a decrease in the public comparable companies' stock volatility (beta) and general decreases in the country specific sovereign yields in the majority of the countries where CEMEX operates and the weighing of debt in the calculation, effects that were partially offset for increases during 2018 in the funding cost observed in the industry that changed from 6.1% in 2017 to 7.3% in 2018 and the risk free rate associated with CEMEX which increased from 2.8% in 2017 to 2.9% in 2018. With respect to long-term growth rates, CEMEX uses country specific rates, which are mainly obtained from economic data released by the International Monetary Fund.

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In connection with the assumptions included in the table above, CEMEX corroborates the reasonableness of its conclusions using sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonably possible increase of 1% in the pre-tax discount rate, an independent possible decrease of 1% in the long-term growth rate, as well as using multiples of Operating EBITDA, by means of which, CEMEX determined a weighted-average multiple of Operating EBITDA to enterprise value observed in the industry and/or in recent mergers and acquisitions in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill has been allocated. CEMEX considered an industry average Operating EBITDA multiple of 11.5 times in 2019, 11.1 times in 2018 and multiple of 9.0 times in 2017.

As of December 31, 2019, 2018 and 2017, except for the operating segment in Spain in 2017, none of the other sensitivity analyses indicated a potential impairment risk in CEMEX's operating segments. CEMEX continually monitors the evolution of the group of CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, in the event that the relevant economic variables and the related value in use would be negatively affected, it may result in a goodwill impairment loss in the future.

As of December 31, 2019 and 2018, goodwill allocated to its operating segment in the United States accounted in both years for 78%, of CEMEX's total amount of consolidated goodwill. In connection with CEMEX's determination of value in use relative to its groups of CGUs in the United States in the reported periods, CEMEX has considered several factors, such as the historical performance of such operating segment, including the operating results in recent years, the long-term nature of CEMEX's investment, the signs of recovery in the construction industry over the last years, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. To improve its assurance, as mentioned above, CEMEX verified its conclusions using sensitivity analyses over Operating EBITDA multiples of recent sale transaction within the industry ocurred in such country, as well as macroeconomic information regarding gross domestic product and cement consumption over the projected periods issued by the International Monetary Fund and the U.S. Portland Cement Association, respectively.

16) FINANCIAL INSTRUMENTS

16.1) SHORT-TERM AND LONG-TERM DEBT

As of December 31, 2019 and 2018, CEMEX's consolidated debt summarized by interest rates and currencies, was as follows:

		2019				2018		
		Short-term	Long-term	Total [1, 2]		Short-term	Long-term	Total [1, 2]
Floating rate debt	$	59	2,997	3,056	$	13	3,400	3,413
Fixed rate debt		3	6,306	6,309		32	5,866	5,898
	$	62	9,303	9,365	$	45	9,266	9,311
Effective rate [3]								
Floating rate		4.3%	4.1%			7.8%	3.6%	
Fixed rate		5.2%	5.5%			4.2%	5.6%

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	2019					2018				
Currency		Short-term	Long-term	Total	Effective rate [3]		Short-term	Long-term	Total	Effective rate [3]
Dollars	$	25	6,144	6,169	5.2%	$	30	5,837	5,867	5.8%
Euros		3	2,438	2,441	3.1%		1	2,665	2,666	2.8%
Pounds		23	433	456	3.2%		–	439	439	2.9%
Philippine pesos		3	221	224	5.2%		3	257	260	5.4%
Other currencies		8	67	75	5.6%		11	68	79	5.9%
	$	62	9,303	9,365		$	45	9,266	9,311	

[1] As of December 31, 2019 and 2018, from total debt of $9,365 and $9,311, respectively, 84% in 2019 and 79% in 2018 was held in the Parent Company, 11% in 2019 and 15% in 2018 was in finance subsidiaries in the Netherlands and the United States, and 5% in 2019 and 6% in 2018 was in other countries.

[2] As of December 31, 2019 and 2018, cumulative discounts, fees and other direct costs incurred in CEMEX's outstanding debt borrowings and the issuance of notes payable (jointly "Issuance Costs") for $71 and $65, respectively, are presented reducing debt balances and are amortized to financial expense over the maturity of the related debt instruments under the amortized cost method.

[3] In 2019 and 2018, represents the weighted-average nominal interest rate of the related debt agreements determined at the end of each period.

As of December 31, 2019 and 2018, CEMEX's consolidated debt summarized by type of instrument, was as follow:

2019		Short-term	Long-term	2018		Short-term	Long-term
Bank loans				Bank loans			
Loans in foreign countries, 2020 to 2024	$	1	290	Loans in foreign countries, 2019 to 2024	$	31	328
Syndicated loans, 2021 to 2022		–	2,865	Syndicated loans, 2020 to 2022		–	3,179
		1	3,155			31	3,507
Notes payable				Notes payable			
Medium-term notes, 2023 to 2026		–	6,044	Medium-term notes, 2023 to 2026		–	5,606
Other notes payable, 2020 to 2025		6	159	Other notes payable, 2019 to 2025		7	160
		6	6,203			7	5,766
Total bank loans and notes payable		7	9,358	Total bank loans and notes payable		38	9,273
Current maturities		55	(55)	Current maturities		7	(7)
	$	62	9,303		$	45	9,266

As of December 31, 2019 and 2018, CEMEX's bank loans included the balances under CEMEX's facilities agreement entered into with 20 financial institutions on July 19, 2017, as amended and restated on April 2, 2019 and November 4, 2019, (the "2017 Credit Agreement") as described below, for $2,897 and $3,208, respectively. The 2017 Credit Agreement is multi-currency and includes a committed revolving credit facility of $1,135 in 2019 and in 2018.

Changes in consolidated debt for the years ended December 31, 2019, 2018 and 2017 were as follows:

		2019	2018	2017
Debt at beginning of year	$	9,311	9,873	11,401
Proceeds from new debt instruments		3,331	2,325	4,990
Debt repayments		(3,284)	(2,745)	(7,046)
Foreign currency translation and accretion effects		7	(142)	528
Debt at end of year	$	9,365	9,311	9,873

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As of December 31, 2019 and 2018, non-current notes payable for $6,203 and $5,766, respectively, were detailed as follows:

Description	Date of issuance	Issuer [1]	Currency	Principal amount	Rate	Maturity date	Repurchased amount $	Outstanding amount [2] $		2019	2018
November 2029 Notes [3]	19/Nov/19	CEMEX, S.A.B. de C.V.	Dollar	1,000	5.45%	19/Nov/29	-	1,000	$	992	-
April 2026 Notes	16/Mar/16	CEMEX, S.A.B. de C.V.	Dollar	1,000	7.75%	16/Apr/26	-	1,000		996	996
March 2026 Notes [3]	19/Mar/19	CEMEX, S.A.B. de C.V.	Euro	400	3.125%	19/Mar/26	-	449		446	-
July 2025 Notes	02/Apr/03	CEMEX Materials LLC	Dollar	150	7.70%	21/Jul/25	-	150		154	155
March 2025 Notes	03/Mar/15	CEMEX, S.A.B. de C.V.	Dollar	750	6.125%	05/May/25	-	750		748	748
January 2025 Notes	11/Sep/14	CEMEX, S.A.B. de C.V.	Dollar	1,100	5.70%	11/Jan/25	(29)	1,071		1,069	1,068
December 2024 Notes	05/Dec/17	CEMEX, S.A.B. de C.V.	Euro	650	2.75%	05/Dec/24	-	729		726	742
June 2024 Notes	14/Jun/16	CEMEX Finance LLC	Euro	400	4.625%	15/Jun/24	-	449		447	456
April 2024 Notes [3]	01/Apr/14	CEMEX Finance LLC	Dollar	1,000	6.00%	01/Apr/24	(360)	640		621	967
March 2023 Notes [3]	03/Mar/15	CEMEX, S.A.B. de C.V.	Euro	550	4.375%	05/Mar/23	(629)	-		-	629
Other notes payable										4	5
									$	6,203	5,766

[1] Unless otherwise indicated, all issuances are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A. ("CEMEX España"), CEMEX Asia B.V., CEMEX Corp., CEMEX Africa & Middle East Investments B.V., CEMEX Finance LLC, CEMEX France Gestion (S.A.S.), CEMEX Research Group AG and CEMEX UK. CEMEX México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V. entered into a merger agreement with CEMEX, S.A.B. de C.V. (note 27).

[2] Presented net of all outstanding notes repurchased and held by CEMEX's subsidiaries.

[3] In December 2019, CEMEX used a portion of the proceeds of the November 2029 Notes and increased to $360 the repurchased amount of the April 2024 Notes. Moreover, in April 2019, CEMEX used the proceeds of the March 2026 Notes to repurchase in full the March 2023 Notes.

The maturities of consolidated long-term debt as of December 31, 2019, were as follows:

		Bank loans	Notes payable	Total
2021	$	672	1	673
2022		1,229	-	1,229
2023		664	1	665
2024		537	1,794	2,331
2025 and thereafter		-	4,405	4,405
	$	3,102	6,201	9,303

As of December 31, 2019, CEMEX had the following lines of credit, of which, the only commited portion referes to the revolving credit facility under the 2017 Credit Agreement, at annual interest rates ranging between 0.75% and 8.50%, depending on the negotiated currency:

		Lines of credit	Available
Other lines of credit in foreign subsidiaries	$	385	286
Other lines of credit from banks		683	635
Revolving credit facility 2017 Credit Agreement		1,135	1,135
	$	2,203	2,056

As a result of debt issuances, exchange offers and tender offers incurred to refinance, replace and/or repurchase existing debt instruments, as applicable, CEMEX paid Issuance Costs for a combined amount of $63 in 2019, $51 in 2018 and $251 in 2017. Of these incurred Issuance Costs, $24 in 2019 and $39 in 2017, corresponding to new debt instruments or the refinancing of old debt, adjusted the carrying amount of the related debt instruments and are amortized over the remaining term of each instrument, while $39 in 2019, $51 in 2018 and $212 in 2017 of such Issuance Costs, associated with the extinguished portion of the related debt, were recognized in the income statement in each year within "Financial expense". In addition, Issuance Costs pending for amortization related to extinguished debt instruments for $1 in 2019, $4 in 2018 and $16 in 2017 were also recognized in the income statement of each year within "Financial expense."

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 165 2017 Credit Agreement and 2014 Credit Agreement On July 19, 2017, the Parent Company and certain subsidiaries entered into the 2017 Credit Agreement for an amount in different currencies equivalent to $4,050 at the origination date. The proceeds were used to refinance in full the $3,680 then outstanding under the former facilities agreements (the “2014 Credit Agreement”) and other debt repayments. All tranches under the 2017 Credit Agreement have substantially the same terms and share the same guarantors and collateral package as other secured debt obligations of CEMEX. All tranches under the 2017 Credit Agreement amortize in five equal semi-annual payments beginning in July 2020, except for the commitments under the revolving credit which have a five-year maturity. All tranches under the 2017 Credit Agreement have substantially the same terms, including a margin over LIBOR or EURIBOR, as applicable, of between 125 to 350 basis points, depending on the consolidated leverage ratio (as defined below in the Financial Covenants section) of CEMEX, as follows: Consolidated leverage ratio Applicable margin 1 > = 5.00x 350 bps < 5.00x > = 4.50x 300 bps < 4.50x > = 4.00x 250 bps < 4.00x > = 3.50x 212.5 bps < 3.50x > = 3.00x 175 bps < 3.00x > = 2.50x 150 bps < 2.50x 125 bps 1 LIBOR and EURIBOR refer to the London Inter-Bank Offered Rate and the Euro Inter-Bank Offered Rate, respectively, variable rates used in international markets for debt denominated in U.S. dollars and Euros, respectively. As of December 31, 2019 and 2018, 3-Month LIBOR rate was 1.9084% and 2.8076%, respectively, meanwhile 3-Month EURIBOR rate was (0.383%) and (0.309%), respectively. The contraction “bps” means basis points. One hundred basis points equal 1%. As part of the April 2, 2019 amendment process to the 2017 Credit Agreement, among other aspects, CEMEX extended $1,060 of maturities by three years and made certain adjustments to its consolidated financial leverage ratio, as described below in the financial covenants section, in connection with the implementation of IFRS 16 and the neutralization of any potential effect from such adoption. In addition, CEMEX delayed the scheduled tightening of the consolidated financial leverage ratio limit by one year. Moreover, as a result of the November 4, 2019 amendments, among other aspects, CEMEX negotiated: a) an exclusive amount of up to $500 permitted for share buy-back; b) a new allowance for disposals of non-controlling interests in subsidiaries that are no obligors under the 2017 Credit Agreement of up to $100 per calendar year; c) authorization to implement corporate reorganizations in Mexico, Europe and TCL; and d) modifications to the calculation and limits of the consolidated coverage ratio and the consolidated leverage ratio, as described in the Financial Covenants section below. The balance of debt under the 2017 Credit Agreement and previously under the 2014 Credit Agreement, which debtor is CEMEX, S.A.B. de C.V., was originally guaranteed by CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, CEMEX Asia B.V., CEMEX Corp., CEMEX Africa & Middle East Investments B.V., CEMEX Finance LLC, CEMEX France Gestion (S.A.S.), CEMEX Research Group AG and CEMEX UK. In addition, the debt under these agreements (together with all other senior capital markets debt issued or guaranteed by CEMEX, and certain other preceding facilities) is also secured by a first-priority security interest in: (a) substantially all the shares of CEMEX México, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V, New Sunward Holding B.V., CEMEX Trademarks Holding Ltd. and CEMEX España (the “Collateral”); and (b) all proceeds of such Collateral. CEMEX México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V. entered into a merger agreement with CEMEX, S.A.B. de C.V. (note 27). During the years 2019, 2018 and 2017, under both the 2017 Credit Agreement and the 2014 Credit Agreement, CEMEX was required to: a) not exceed the aggregate amount allowed for capital expenditures of $1,500 per year, excluding certain capital expenditures, joint venture investments and acquisitions by CHP and its subsidiaries and CLH and its subsidiaries, which had a separate aggregate limit of $500 (or its equivalent) each; and b) not exceed the amounts allowed for permitted acquisitions and investments in joint ventures of $400 per year. Nonetheless, such limitations did not apply if capital expenditures or acquisitions did not exceed free cash flow generation or were funded with proceeds from equity issuances or asset disposals.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 166 In addition to the restrictions mentioned above, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX is also subject to a number of negative covenants that, among other things, restrict or limit its ability to incur additional obligations, change its line of business, enter into mergers and enter into speculative derivatives transactions. Certain covenants and restrictions, such as the capital expenditure restrictions and several negative covenants, including restrictions on CEMEX’s ability to declare or pay cash dividends and distributions to shareholders, among others, shall cease to apply or become less restrictive if CEMEX so elects upon CEMEX’s Leverage Ratio (as defined hereinafter) for the two most recently completed quarterly testing periods being less than or equal to 3.75 times and no default under the 2017 Credit Agreement is continuing. CEMEX cannot assure that it will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the 2017 Credit Agreement. In addition, the 2017 Credit Agreement, and previously the 2014 Credit Agreement, contains events of default, some of which may occur and are outside of CEMEX’s control such as expropriation, sequestration and availability of foreign exchange. As of December 31, 2019 and 2018, CEMEX was in compliance with such limitations and restrictions contained in the 2017 Credit Agreement. CEMEX cannot assure that in the future it will be able to comply with such restrictive covenants and limitations. CEMEX’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX’s business and financial condition. Financial Covenants The 2017 Credit Agreement requires CEMEX to comply with financial ratios, which mainly include: a) the consolidated ratio of debt to Operating EBITDA (the “Leverage Ratio”); and b) the consolidated ratio of Operating EBITDA to interest expense (the “Coverage Ratio”). These financial ratios are calculated using the consolidated amounts under IFRS. After the April 2, 2019 amendments, which modified the calculation of the Leverage Ratio and increased temporarily certain limits, CEMEX must comply with a Coverage Ratio and a Leverage Ratio for each period of four consecutive quarters. For the Coverage Ratio, the limit should be equal or greater than 2.50 times from December 31, 2019 through September 30, 2022 and equal or greater than 2.75 times for each subsequent reference period. The limits for the Leverage Ratio are as follows: Period Leverage Ratio For the period ending on December 31, 2019 up to and including the period ending on March 31, 2021 < = 5.25 For the period ending on June 30, 2021 up to and including the period ending on September 30, 2021 < = 5.00 For the period ending on December 31, 2021 up to and including the period ending on September 30, 2022 < = 4.75 For the period ending on December 31, 2022 up to and including the period ending on March 31, 2023 < = 4.50 For the period ending on June 30, 2023 and each subsequent reference period < = 4.25 Leverage Ratio: After the April 2, 2019 amendments mentioned above, is calculated by dividing “Funded Debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date including the adoption of IFRS 16. Funded Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding components of liability of convertible subordinated notes, plus lease liabilities, perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments for business acquisitions or disposals. Before the April 2, 2019 amendments, the calculation of Funded Debt did not include cash and cash equivalents and obligations under lease contracts. Pro forma Operating EBITDA represents, Operating EBITDA for the last twelve months as of the calculation date, after IFRS 16 effects, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.

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Coverage Ratio: is calculated by dividing pro forma Operating EBITDA by the financial expense for the last twelve months as of the calculation date, both including IFRS 16 effects. Financial expense includes coupons accrued on the perpetual debentures.

For the compliance periods ended as of December 31, 2019, 2018 and 2017, under the 2017 Credit Agreement and the 2014 Credit Agreement, as applicable, the main consolidated financial ratios were as follows:

		Consolidated financial ratios		
		2019	2018[1]	2017[1]
Leverage ratio	Limit	<=5.25	<=4.75	<=5.25
	Calculation	4.17	3.84	3.85
Coverage ratio	Limit	>=2.50	>=2.50	>=2.50
	Calculation	3.86	4.41	3.46

[1] Refers to the compliance limits and calculations that were effective according to the outstanding conditions on such dates, before the April 2, 2019 amendments, the November 4, 2019 amendments and the adoption of IFRS 16 in the financial statements.

CEMEX's ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets.

CEMEX will classify all of its outstanding debt as current debt if: 1) as of any measurement date CEMEX fails to comply with the aforementioned financial ratios; or 2) the cross default clause that is part of the 2017 Credit Agreement is triggered by the provisions contained therein; 3) as of any date prior to a subsequent measurement date CEMEX expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) an agreement to refinance the relevant debt on a long-term basis. As a result of such classification of debt as short-term for noncompliance with the agreed upon financial ratios or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX's lenders' request, they would call for the acceleration of payments due under the 2017 Credit Agreement. That scenario would have a material adverse effect on CEMEX's operating results, liquidity or financial position.

16.2) OTHER FINANCIAL OBLIGATIONS

As of December 31, 2019 and 2018, other financial obligations in the consolidated statement of financial position were detailed as follows:

	2019			2018		
	Short-term	Long-term	Total	Short-term	Long-term	Total
I. Leases	$ 262	1,044	1,306	$ 237	1,078	1,315
II. Liabilities secured with accounts receivable	599	–	599	599	–	599
III. Convertible subordinated notes due 2020	520	–	520	–	514	514
IV. Mandatorily convertible securities due 2019	–	–	–	19	–	19
	$ 1,381	1,044	2,425	$ 855	1,592	2,447

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I. Leases (notes 2.1, 2.6, 7.1, 14.2 and 23.1)

CEMEX has several operating and administrative assets under lease contracts (note 14.2). As mentioned in note 2.1, beginning January 1, 2019, CEMEX applied IFRS 16 using the full retrospective approach and re-presented the amounts of prior periods. CEMEX applies the recognition exemption for short-term leases and leases of low-value assets. Changes in the balance of lease financial liabilities during 2019, 2018 and 2017 were as follows:

		2019	2018	2017
Lease financial liability at beginning of year	$	1,315	1,309	1,054
Additions from new leases		274	296	328
Reductions from payments		(239)	(192)	(112)
Cancellations and liability remeasurements		(54)	(67)	(11)
Foreign currency translation and accretion effects		10	(31)	50
Lease financial liability at end of year	$	1,306	1,315	1,309

As of December 31, 2019, the maturities of lease financial liabilities are as follows:

		Total
2020	$	262
2021		221
2022		159
2023		115
2024 and thereafter		549
	$	1,306

Total cash outflows for leases in 2019, 2018 and 2017 were $316, $266 and $183, respectively. Future payments associated with these contracts are presented in note 23.1.

II. Liabilities secured with accounts receivable

As mentioned in note 9, the funded amounts of sale of trade accounts receivable under securitization programs and/or factoring programs with recourse, are recognized in "Other financial obligations" in the statement of financial position.

III. Optional convertible subordinated notes due 2020

During 2015, the Parent Company issued $521 aggregate principal amount of 3.72% optional convertible subordinated notes due in March 2020 (the "2020 Convertible Notes") as a result of exchanges or settlements of other convertible notes. The 2020 Convertible Notes, which are subordinated to all of CEMEX's liabilities and commitments, are convertible into a fixed number of the Parent Company's ADSs at any time at the holder's election and are subject to antidilution adjustments. The value of the conversion option as of the issuance date which amounted to $12 was recognized in other equity reserves. As of December 31, 2019 and 2018, the conversion price per ADS for the 2020 Convertible Notes was $10.73 and $11.01 dollars, respectively. After antidilution adjustments, the conversion rate for the 2020 Convertible Notes as of December 31, 2019 and 2018 was 93.2334 and 90.8592 ADS per each 1 thousand dollars principal amount of such notes.

IV. Mandatorily convertible securities due in 2019

In December 2009, the Parent Company exchanged debt into $315 principal amount of 10% mandatorily convertible securities denominated in pesos with maturity in November 2019. On November 28, 2019, the securities expired and were converted into 236 million CPOs at a conversion price in pesos equivalent to $0.8937 per CPO.

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16.3) FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

The book values of cash, trade receivables, other accounts receivable, trade payables, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the revolving nature of these financial assets and liabilities in the short-term.

The estimated fair value of CEMEX's long-term debt is level 2 and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX.

The fair values determined by CEMEX for its derivative financial instruments are level 2. There is no direct measure for the risk of CEMEX or its counterparties in connection with such instruments. Therefore, the risk factors applied for CEMEX's assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX or of its counterparties.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX's overall exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts of cash exchanged by the parties, and consequently, there is no direct measure of CEMEX's exposure to the use of these derivatives. The amounts exchanged are determined on the basis of the notional amounts and other terms included in the derivative instruments.

As of December 31, 2019 and 2018, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

		2019			2018	
		Carrying amount	Fair value		Carrying amount	Fair value
Financial assets						
Derivative financial instruments (notes 13.2 and 16.4)	$	2	2	$	15	15
Other investments and non-current accounts receivable (note 13.2)		234	234		253	253
	$	236	236	$	268	268
Financial liabilities						
Long-term debt (note 16.1)	$	9,303	9,711	$	9,266	9,147
Other financial obligations (note 16.2)		1,044	1,071		1,592	1,552
Derivative financial instruments (notes 16.4 and 17)		46	46		21	21
	$	10,393	10,828	$	10,879	10,720

As of December 31, 2019 and 2018, assets and liabilities carried at fair value in the consolidated statements of financial position are included in the following fair value hierarchy categories (note 2.6):

2019		Level 1	Level 2	Level 3	Total
Assets measured at fair value					
Derivative financial instruments (notes 13.2 and 16.4)	$	–	2	–	2
Investments in strategic equity securities (note 13.2)		3	–	–	3
Other investments at fair value through earnings (note 13.2)		–	34	–	34
	$	3	36	–	39
Liabilities measured at fair value					
Derivative financial instruments (notes 16.4 and 17)	$	–	46	–	46

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2018		Level 1	Level 2	Level 3	Total
Assets measured at fair value					
Derivative financial instruments (notes 13.2 and 16.4)	$	–	15	–	15
Investments in strategic equity securities (note 13.2)		11	–	–	11
Other investments at fair value through earnings (note 13.2)		–	22	–	22
	$	11	37	–	48
Liabilities measured at fair value					
Derivative financial instruments (notes 16.4 and 17)	$	–	21	–	21

16.4) DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 16.5), CEMEX held derivative instruments, with the objectives of, as the case may be of: a) changing the risk profile or fixed the price of fuels and electric energy; b) foreign exchange hedging; c) hedge of forecasted transactions; and d) other corporate purposes.

As of December 31, 2019 and 2018, the notional amounts and fair values of CEMEX's derivative instruments were as follows:

		2019		2018	
		Notional amount	Fair value	Notional amount	Fair value
I. Net investment hedge	$	1,154	(67)	1,249	2
II. Interest rate swaps		1,000	(35)	1,126	(8)
III. Equity forwards on third party shares		74	1	111	2
IV. Fuel price hedging		96	1	122	(14)
	$	2,324	(100)	2,608	(18)

The caption "Financial income and other items, net" in the income statement includes gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which represented net losses of $1 in 2019, net gains of $39 in 2018 and net gains of $9 in 2017.

I. Net investment hedge

As of December 31, 2019 and 2018, there are Dollar / Mexican peso foreign exchange forward contracts under a program that started at around $1,250, which notional can be adjusted in relation to hedged risks, with monthly revolving settlement dates from 1 to 24 months. The average life of these contracts is approximately one year. For accounting purposes under IFRS, CEMEX has designated this program as a hedge of CEMEX's net investment in Mexican pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the years 2019, 2018 and 2017, these contracts generated losses of $126, $59 and gains of $6, respectively, which partially offset currency translation results in each year recognized in equity generated from CEMEX's net assets denominated in Mexican pesos due to the appreciation of the peso in 2019 and 2018 and the depreciation of the peso in 2017.

II. Interest rate swap contracts

As of December 31, 2019 and 2018, CEMEX held interest rate swaps for a notional amount of $1,000 the fair value of which represented a liability of $35 and $19, respectively, negotiated in June 2018 to fix interest payments of existing bank loans bearing floating rates. The contracts mature in June 2023. For accounting purposes under IFRS, CEMEX designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the years ended in 2019 and 2018, changes in fair value of these contracts generated losses of $26 and $19, respectively, recognized in other comprehensive income.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 171 As of December 31, 2018, CEMEX had an interest rate swap maturing in September 2022 associated with an agreement entered by CEMEX for the acquisition of electric energy in Mexico, the fair value of which represented assets of $11. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX receives fixed rate of 5.4% and pays LIBOR. Changes in the fair value of this interest rate swap generated losses of $6 in 2018 and $6 in 2017, recognized in the income statement for each period. During 2019, CEMEX unwound and settled its interest rate swap. III. Equity forwards on third party shares As of December 31, 2019 and 2018, CEMEX maintained equity forward contracts with cash settlement in March 2021 and March 2020, respectively, over the price of 13.9 million shares of GCC in 2019 and 20.9 million in 2018, in connection with the sale of CEMEX’s remaining GCC shares in September 2017 (note 13.1). During 2019 and 2018, CEMEX early settled a portion of these contracts for 6.9 and 10.6 million shares, respectively. Changes in the fair value of these instruments and early settlement effects generated gains of $2 in 2019, gains of $26 in 2018 and losses of $24 in 2017 recognized within “Financial income and other items, net” in the income statement. IV. Fuel price hedging As of December 31, 2019 and 2018, CEMEX maintained forward and option contracts negotiated to hedge the price of certain fuels, including diesel, and gas, as solid fuel, in several operations for aggregate notional amounts of $96 and $122, respectively, with an estimated aggregate fair value representing assets of $1 in 2019 and liabilities of $14 in 2018. By means of these contracts, for its own consumption only, CEMEX fixed the price of these fuels over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel, gas or coal consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the years 2019, 2018 and 2017, changes in fair value of these contracts recognized in other comprehensive income represented gains of $15, losses of $35 and gains of $4, respectively. 16.5) RISK MANAGEMENT Enterprise risks may arise from any of the following situations: i) the potential change in the value of assets owned or reasonably anticipated to be owned, ii) the potential change in value of liabilities incurred or reasonably anticipated to be incurred, iii) the potential change in value of services provided, purchase or reasonably anticipated to be provided or purchased in the ordinary course of business, iv) the potential change in the value of assets, services, inputs, products or commodities owned, produced, manufactured, processed, merchandised, leased or sell or reasonably anticipated to be owned, produced, manufactured, processed, merchandising, leasing or selling in the ordinary course of business, or v) any potential change in the value arising from interest rate or foreign exchange rate exposures arising from current or anticipated assets or liabilities. In the ordinary course of business, CEMEX is exposed to commodities risk, including the exposure from inputs such as fuel, coal, petcoke, fly-ash, gypsum and other industrial materials which are commonly used by CEMEX in the production process, and expose CEMEX to variations in prices of the underlying commodities. To manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the Parent Company’s Board of Directors, which represent CEMEX’s risk management framework and that are supervised by several Committees, CEMEX’s management establishes specific policies that determine strategies oriented to obtain natural hedges to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which CEMEX incurred its debt, with those in which CEMEX generates its cash flows.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 172 As of December 31, 2019 and 2018, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 16.4, such as the commodity forward contracts on fuels negotiated to fix the price of these underlying commodities. The main risk categories are mentioned below: Credit risk Credit risk is the risk of financial loss faced by CEMEX if a customer or counterparty to a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2019 and 2018, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. Exposure to credit risk is monitored constantly according to the payment behavior of debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX’s management requires guarantees from its customers and financial counterparties with regard to financial assets. The Company’s management has established a policy of low risk tolerance which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in some cases bank references. Thresholds of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by CEMEX can only carry out transactions by paying cash in advance. As of December 31, 2019, considering CEMEX’s best estimate of potential expected losses based on the ECL model developed by CEMEX (note 9), the allowance for expected credit losses was $116. Interest rate risk Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates, which only affects CEMEX’s results if the fixed-rate long-term debt is measured at fair value. All of CEMEX’s fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX’s accounting exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and the results for the period. Nonetheless, it is not economically efficient to concentrate on fixed rates at a high point when the interest rates market expects a downward trend. That is, there is an opportunity cost for continuing to pay a determined fixed interest rate when the market rates have decreased and the entity may obtain improved interest rate conditions in a new loan or debt issuance. CEMEX manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to reduce its interest costs. In addition, when the interest rate of a debt instrument has turned relatively high as compared to current market rates, CEMEX intends to renegotiate the conditions or repurchase the debt, to the extent the net present value of the expected future benefits from the interest rate reduction would exceed the cost and commissions that would have to be paid in such renegotiation or repurchase of debt. As of December 31, 2019 and 2018, 22% and 37%, respectively, of CEMEX’s long-term debt was denominated in floating rates at a weighted-average interest rate of LIBOR plus 285 basis points in 2019 and 241 basis points in 2018. As of December 31, 2019 and 2018, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX’s net income for 2019 and 2018 would have reduced by $19 and $19, respectively, as a result of higher interest expense on variable rate denominated debt. This analysis does not include the effect of interest rate swaps held by CEMEX during 2019 and 2018.

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Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX's exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities. Due to its geographic diversification, CEMEX's revenues and costs are generated and settled in various countries and in different currencies. For the year ended December 31, 2019, 21% of CEMEX's net sales, before eliminations resulting from consolidation, were generated in Mexico, 27% in the United States, 5% in the United Kingdom, 6% in France, 3% in Germany, 2% in Spain, 5% in the Rest of Europe region, 4% in Colombia, 1% in Panama, 2% in Dominican Republic, 2% in Caribbean TCL, 4% in the Rest of South, Central America and the Caribbean region, 3% in Philippines, 5% in Israel, 2% in the Rest of Asia, Middle East and Africa and 8% in CEMEX's other operations.

Foreign exchange results incurred through monetary assets or liabilities in a currency different from its functional currency are recorded in the consolidated income statements. Exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and exchange fluctuations in related parties' long-term balances denominated in foreign currency that are not expected to be settled in the foreseeable future, are recognized in the statement of other comprehensive income. As of December 31, 2019 and 2018, excluding from the sensitivity analysis the impact of translating the net assets denominated in currencies different from CEMEX's presentation currency, considering a hypothetic 10% strengthening of the dollar against the Mexican peso, with all other variables held constant, CEMEX's net income for 2019 and 2018 would have decreased by $76 and $63, respectively, as a result of higher foreign exchange losses on CEMEX's dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetic 10% weakening of the U.S. dollar against the Mexican peso would have the opposite effect.

As of December 31, 2019, 67% of CEMEX's financial debt was Dollar-denominated, 23% was Euro-denominated, 5% was Pound-denominated and 2% was Philippine peso-denominated. Therefore, CEMEX had a foreign currency exposure arising mainly from the Dollar-denominated and Euro-denominated financial debt versus the several currencies in which CEMEX's revenues are settled in most countries in which it operates. The amounts of Pound-denominated financial debt and Philippine peso-denominated financial debt outstanding as of December 31, 2019, are closely related to the amount of revenues generated in such currencies and/or, in the case of the Euro-denominated financial debt, the amount of CEMEX's net assets denominated in such currencies; therefore, CEMEX considers that the foreign currency risk related to these amounts of debt is low. Nonetheless, CEMEX cannot guarantee that it will generate sufficient revenues in dollars, euros, pounds and Philippine pesos from its operations to service these obligations. As of December 31, 2019 and 2018, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk. Nonetheless, CEMEX may enter into derivative financing hedging strategies in the future if either of its debt portfolio currency mix, interest rate mix, market conditions and/or expectations changes.

As of December 31, 2019 and 2018, CEMEX's consolidated net monetary assets (liabilities) by currency are as follows:

		2019						
		Mexico	United States	Europe	South, Central America and the Caribbean	Asia, Middle East and Africa	Others [1]	Total
Monetary assets	$	721	1,017	1,001	280	592	190	3,801
Monetary liabilities		1,311	2,444	2,481	589	681	10,220	17,726
Net monetary assets (liabilities) [2]	$	(590)	(1,427)	(1,480)	(309)	(89)	(10,030)	(13,925)
Out of which:								
Dollars	$	(23)	(1,427)	(5)	(72)	5	(6,715)	(8,237)
Pesos		(567)	–	–	–	–	(144)	(711)
Euros		–	–	(519)	1	–	(2,505)	(3,023)
Pounds		–	–	(807)	–	–	20	(787)
Other currencies		–	–	(149)	(238)	(94)	(686)	(1,167)
	$	(590)	(1,427)	(1,480)	(309)	(89)	(10,030)	(13,925)

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		2018						
		Mexico	United States	Europe	South, Central America and the Caribbean	Asia, Middle East and Africa	Others[1]	Total
Monetary assets	$	427	507	670	308	520	153	2,585
Monetary liabilities		1,007	1,703	2,043	552	624	10,215	16,144
Net monetary assets (liabilities)[2]	$	(580)	(1,196)	(1,373)	(244)	(104)	(10,062)	(13,559)
Out of which:								
Dollars	$	(28)	(1,196)	8	(48)	1	(5,989)	(7,252)
Pesos		(552)	–	–	–	–	(278)	(830)
Euros		–	–	(538)	–	–	(2,694)	(3,232)
Pounds		–	–	(928)	–	–	(438)	(1,366)
Other currencies		–	–	85	(196)	(105)	(663)	(879)
	$	(580)	(1,196)	(1,373)	(244)	(104)	(10,062)	(13,559)

[1] Includes the Parent Company, CEMEX's financing subsidiaries, as well as Neoris N.V., among other entities.

[2] Includes assets held for sale and liabilities directly related with these assets considering that such items will be realized in the short term.

In addition, considering that the Parent Company's functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the dollar (note 2.4), there is foreign currency risk associated with the translation of subsidiaries' net assets denominated in different currencies (peso, euro, pounds and other currencies) into dollars. When the dollar appreciates, the value of CEMEX's net assets denominated in other currencies decreases in terms of dollars, generating negative foreign currency translation and reducing stockholders' equity. Conversely, when the dollar depreciates, the value of CEMEX's net assets denominated in other currencies would increase in terms of dollars generating the opposite effect. As mentioned in note 16.4, CEMEX has implemented a long-term program for up to $1,250 to hedge foreign currency translation in connection with its net assets denominated in pesos.

Equity risk

Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX, S.A.B. de C.V.'s and/or third party's shares. As described in note 16.4, considering specific objectives, CEMEX has entered into equity forward contracts on third-party shares, as well as capped calls based on the price of CEMEX, S.A.B. de C.V.'s own ADSs. Under these equity derivative instruments, there is a direct relationship from the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in the income statement as part of "Financial income and other items, net." During 2017, all outstanding capped calls based on the price of CEMEX, S.A.B. de C.V.'s own ADSs were early settled.

As of December 31, 2019 and 2018, the potential change in the fair value of CEMEX's forward contracts in GCC shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of GCC shares in dollars, with all other variables held constant, CEMEX's net income would have reduced by $7 in 2019 and $11 in 2018, as a result of additional negative changes in fair value associated with these forward contracts. A 10% hypothetical increase in the price of GCC shares would have generated approximately the opposite effect.

Liquidity risk

Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, in order to meet CEMEX's overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect CEMEX's results and reduce cash from operations. The maturities of CEMEX's contractual obligations are included in note 23.1.

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As of December 31, 2019, current liabilities, which included $1,443 of current maturities of debt and other financial obligations, exceed current assets by $830. For the year ended December 31, 2019, CEMEX generated net cash flows provided by operating activities from continuing operations of $1,284, after payments of interest and income taxes. The Company's management considers that CEMEX will generate sufficient cash flows from operations in the following twelve months. In addition, as of December 31, 2019, CEMEX has committed available lines of credit under its 2017 Credit Agreement, which includes the revolving credit facility and an undrawn tranche for a combined amount of $1,135, as well as CEMEX's proven capacity to continually refinance and replace its short-term obligations, will enable CEMEX to meet any liquidity risk in the short-term.

As of December 31, 2019 and 2018, the potential requirement for additional margin calls under our different commitments is not significant.

17) OTHER CURRENT AND NON-CURRENT LIABILITIES

17.1) OTHER CURRENT LIABILITIES

As of December 31, 2019 and 2018, consolidated other current liabilities were as follows:

		2019	2018
Provisions [1]	$	558	536
Interest payable		88	94
Other accounts payable and accrued expenses [2]		313	266
Contract liabilities with customers (note 3) [3]		225	234
	$	1,184	1,130

[1] Current provisions primarily consist of accrued employee benefits, insurance payments, accruals for legal assessments and others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

[2] As of December 31, 2019 and 2018, includes $22 and $30, respectively, of the current portion of other taxes payable in Mexico.

[3] As of December 31, 2019 and 2018, contract liabilities with customers included $184 and $195, respectively, of advances received from customers, as well as in 2019 the current portion of deferred revenues in connection with commercial agreements of Cemento Bayano, S.A. ("Cemento Bayano") of $4 as described below.

17.2) OTHER NON-CURRENT LIABILITIES

As of December 31, 2019 and 2018, consolidated other non-current liabilities were as follows:

		2019	2018
Asset retirement obligations [1]	$	497	408
Accruals for legal assessments and other responsibilities [2]		30	45
Non-current liabilities for valuation of derivative instruments		46	21
Environmental liabilities [3]		29	29
Other non-current liabilities and provisions [4,5]		323	257
	$	925	760

[1] Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life.

[2] Provisions for legal claims and other responsibilities include items related to tax contingencies.

[3] Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years.

[4] As of December 31, 2019 and 2018, includes $31 and $50, respectively, of the non-current portion of taxes payable in Mexico.

[5] As of December 31, 2019, in connection with the sale of CEMEX's non-controlling interest in Cemento Interoceánico and the related commercial agreements between the Purchaser and Cemento Bayano (note 13.1), the balance includes deferred revenues of $50 that will be amortized to the income statement as deliverables are fulfilled over the 10-year maturity of the agreements.

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Changes in consolidated other current and non-current liabilities for the years ended December 31, 2019 and 2018, were as follows:

		2019						
		Asset retirement obligations	Environmental liabilities	Accruals for legal proceedings	Valuation of derivative instruments	Other liabilities and provisions	Total	2018
Balance at beginning of period	$	408	29	45	35	818	1,335	1,452
Additions or increase in estimates		141	1	18	26	1,455	1,641	1,382
Releases or decrease in estimates		(47)	1	(34)	–	(1,447)	(1,527)	(1,454)
Reclassifications		43	–	–	–	19	62	(20)
Accretion expense		(12)	–	–	–	(47)	(59)	(59)
Foreign currency translation		(36)	(2)	1	41	68	72	34
Balance at end of period	$	497	29	30	102	866	1,524	1,335
Out of which:								
Current provisions	$	–	–	–	56	543	599	536

18) PENSIONS AND POST-EMPLOYMENT BENEFITS

Defined contribution pension plans

The consolidated costs of defined contribution plans for the years ended December 31, 2019, 2018 and 2017 were $50, $45 and $49, respectively. CEMEX contributes periodically the amounts offered by the pension plan to the employee's individual accounts, not retaining any remaining liability as of the financial statements' date.

Defined benefit pension plans

Most of CEMEX's defined benefit plans have been closed to new participants for several years. Actuarial results related to pension and other post-retirement benefits are recognized in earnings and/or in "Other comprehensive income" for the period in which they are generated, as appropriate. For the years ended December 31, 2019, 2018 and 2017, the effects of pension plans and other post-employment benefits are summarized as follows:

		Pensions			Other benefits			Total		
Net period cost (income):		2019	2018	2017	2019	2018	2017	2019	2018	2017
Recorded in operating costs and expenses										
Service cost	$	10	10	12	2	3	2	12	13	14
Past service cost		1	9	(3)	–	–	–	1	9	(3)
Settlements and curtailments		(3)	–	–	–	–	–	(3)	–	–
		8	19	9	2	3	2	10	22	11
Recorded in other financial expenses										
Net interest cost		34	35	37	5	5	4	39	40	41
Recorded in other comprehensive income										
Actuarial (gains) losses for the period		203	(176)	1	7	–	(1)	210	(176)	–
	$	245	(122)	47	14	8	5	259	(114)	52

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As of December 31, 2019 and 2018, the reconciliation of the actuarial benefits' obligations and pension plan assets, are presented as follows:

	Pensions		Other benefits		Total	
	2019	2018	2019	2018	2019	2018
Change in benefits obligation:						
Projected benefit obligation at beginning of the period	$ 2,375	2,794	79	73	2,454	2,867
Service cost	10	10	2	3	12	13
Interest cost	78	83	5	5	83	88
Actuarial (gains) losses	268	(265)	7	–	275	(265)
Additions through business combinations	–	–	–	6	–	6
Settlements and curtailments	(3)	–	–	–	(3)	–
Reduction from disposal of assets	(2)	–	–	–	(2)	–
Plan amendments	1	9	–	–	1	9
Benefits paid	(141)	(146)	(7)	(5)	(148)	(151)
Foreign currency translation	65	(110)	1	(3)	66	(113)
Projected benefit obligation at end of the period	2,651	2,375	87	79	2,738	2,454
Change in plan assets:						
Fair value of plan assets at beginning of the period	1,486	1,662	1	1	1,487	1,663
Return on plan assets	44	48	–	–	44	48
Actuarial (gains) losses	65	(89)	–	–	65	(89)
Employer contributions	103	81	7	5	110	86
Reduction for disposal of assets	(1)	–	–	–	(1)	–
Benefits paid	(141)	(146)	(7)	(5)	(148)	(151)
Foreign currency translation	43	(70)	–	–	43	(70)
Fair value of plan assets at end of the period	1,599	1,486	1	1	1,600	1,487
Net projected liability in the statement of financial position	$ 1,052	889	86	78	1,138	967

For the years 2019, 2018 and 2017, actuarial (gains) losses for the period were generated by the following main factors as follows:

	2019	2018	2017
Actuarial (gains) losses due to experience	$ 5	(58)	6
Actuarial (gains) losses due to demographic assumptions	(11)	(57)	(2)
Actuarial (gains) losses due financial assumptions	216	(61)	(4)
	$ 210	(176)	–

In 2019, net actuarial losses due to financial assumptions were mainly driven by a general decrease in the discount rates applicable to the calculation of the benefits' obligations mainly in the United Kingdom, the United States, Germany and Mexico, as market interest rates decrease globally in 2019 as compared to 2018, partially offset by actual returns in plan assets higher than estimated in the United Kingdom and the United States. In 2018, net actuarial gains due to financial assumptions were mainly generated by a general increase in the discounts rates applied for the calculation of the pension benefit obligations in the United Kingdom, Germany, United States and Mexico, among others, resulting from the increase in market interest rates after several years in which such rates reached historically low levels.

As of December 31, 2019 and 2018, based on the hierarchy of fair values, plan assets are detailed as follows:

	2019				2018			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash	$ 45	16	–	61	$ 36	–	–	36
Investments in corporate bonds	4	396	–	400	7	342	–	349
Investments in government bonds	90	450	–	540	84	345	–	429
Total fixed-income securities	139	862	–	1,001	127	687	–	814
Investment in marketable securities	223	157	–	380	259	79	–	338
Other investments and private funds	46	85	88	219	50	212	73	335
Total variable-income securities	269	242	88	599	309	291	73	673
Total plan assets	$ 408	1,104	88	1,600	$ 436	978	73	1,487

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The most significant assumptions used in the determination of the benefit obligation were as follows:

	2019				2018			
	Mexico	United States	United Kingdom	Range of rates in other countries	Mexico	United States	United Kingdom	Rates ranges in other countries
Discount rates	8.75%	3.6%	2.1%	0.4% – 8.8%	10.8%	4.5%	2.9%	1.3% – 7.5%
Rate of return on plan assets	8.75%	3.6%	2.1%	0.4% – 8.8%	10.8%	4.5%	2.9%	1.3% – 7.5%
Rate of salary increases	4.0%	–	3.0%	2.3% – 6.8%	4.0%	–	3.3%	2.3% – 6.0%

As of December 31, 2019, estimated payments for pensions and other post-employment benefits over the next 10 years were as follows:

		2019
2020 [1]	$	156
2021		140
2022		142
2023		144
2024 – 2029		852

[1] The amount of estimated payments during the year 2020 includes the expected funding to the Company's plan assets.

As of December 31, 2019 and 2018, the aggregate projected benefit obligation ("PBO") for pension plans and other post-employment benefits and the plan assets by country were as follows:

	2019				2018			
		PBO	Assets	Deficit		PBO	Assets	Deficit
Mexico	$	203	24	179	$	168	30	138
United States		297	219	78		286	174	112
United Kingdom [1]		1,681	1,128	553		1,464	1,057	407
Germany		204	9	195		202	10	192
Other countries		353	220	133		334	216	118
	$	2,738	1,600	1,138	$	2,454	1,487	967

[1] Applicable regulation in the United Kingdom requires to maintain plan assets at a level similar to that of the obligations. Beginning in 2012, the pension fund receives annual dividends of $20, increasing at a 5% rate per year, from a limited partnership (the "Partnership"), whose assets transferred by CEMEX UK of an approximate value of $553, are leased back to CEMEX UK. The Partnership is owned, controlled and consolidated by CEMEX UK. In 2037, on expiry of the arrangement, the Partnership will be terminated and under the terms of the agreement, the remaining assets will be distributed to CEMEX UK. Distributions from the Partnership to the pension fund are considered as employer contributions to plan assets in the period in which they occur.

In some countries, CEMEX has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2019 and 2018, the projected benefits obligation related to these benefits was $62 and $58, respectively, included within other benefits liability. The medical inflation rates used to determine the projected benefits obligation of these benefits in 2019 and 2018 for Mexico were 8.0% and 7.0%, respectively, for Puerto Rico 6.3% and 6.2%, respectively, and for the United Kingdom were 6.5% and 6.8%, respectively. In connection with the acquisition of TCL (note 4.1), CEMEX integrated TCL's consolidated health care benefits into its operations. For 2019 and 2018, the medical inflation rate used to determine the projected benefits obligation was 8.0% in 2019 and 5.0% in 2018.

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Significant events of settlements or curtailments related to employees' pension benefits and other post-employment benefits during the reported periods

During 2019, CEMEX in France closed two legal entities resulting in a curtailment gain of $3, which were recognized in the income statement for the period. There were no significant events during 2018. During 2017, CEMEX in Spain removed certain increases in pension benefits which resulted in an adjustment to past service cost generating gains of $5 in 2017, recognized in the income statement for the year. In addition, due to the acquisition of TCL (note 4.1), CEMEX integrated TCL's consolidated pensions plans, which were fully funded, as well as TCL's consolidated health care benefits which represented an increase in the net projected liability of $6 in 2018 upon conclusion of the purchase price allocation.

Sensitivity analysis of pension and other post-employment benefits

For the year ended December 31, 2019, CEMEX performed sensitivity analyses on the most significant assumptions that affect the PBO, considering reasonable independent changes of plus or minus 50 basis points in each of these assumptions. The increase (decrease) that would have resulted in the PBO of pensions and other post-employment benefits as of December 31, 2019 are shown below:

		Pensions		Other benefits		Total	
Assumptions		+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
Discount Rate Sensitivity	$	(175)	196	(4)	5	(179)	201
Salary Increase Rate Sensitivity		8	(7)	–	–	8	(7)
Pension Increase Rate Sensitivity		126	(105)	–	–	126	(105)

Multiemployer defined benefit pension plans

In addition to the Company's sponsored plans, certain union employees in the United States and the United Kingdom are covered under multiemployer defined benefit plans administered by their unions. The Company's funding arrangements, rate of contributions and funding requirements were made in accordance with the contractual multiemployer agreements. The combined amounts contributed to the multiemployer plans were $18 in 2019, $17 in 2018 and $17 in 2017. The Company expects to contribute approximately $19 to the multiemployer plans in 2020.

In addition to the funding described in the preceding paragraph, CEMEX negotiated with a union managing a multiemployer plan in the United States the change of the plan from defined benefit to defined contribution beginning on September 29, 2019. This change generated a one-time settlement obligation of $24 recognized in the income statement in 2019 as part of other expenses, net, against an accrued liability. Payments are expected to be made over the next 20 years though lump sum payment is allowable.

19) INCOME TAXES

19.1) INCOME TAXES FOR THE PERIOD

The amounts of income tax expense in the statements of operations for 2019, 2018 and 2017 are summarized as follows:

		2019	2018	2017
Current income tax expense	$	143	99	184
Deferred income tax expense (revenue)		19	125	(168)
	$	162	224	16

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19.2) DEFERRED INCOME TAXES

As of December 31, 2019 and 2018, the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

		2019	2018
Deferred tax assets:			
Tax loss carryforwards and other tax credits	$	757	702
Accounts payable and accrued expenses		458	338
Intangible assets, net		57	142
Total deferred tax assets, gross		1,272	1,182
Presentation offset regarding same legal entity		(645)	(564)
		627	618
Deferred tax liabilities:			
Property, machinery and equipment and right-of-use asset, net		(1,323)	(1,283)
Investments and other assets		(42)	(29)
Total deferred tax liabilities, gross		(1,365)	(1,312)
Presentation offset regarding same legal entity		645	564
Total deferred tax liabilities, net in the statement of financial position		(720)	(748)
Net deferred tax liabilities	$	(93)	(130)
Out of which:			
Net deferred tax liability in Mexican entities [1]	$	(157)	(205)
Net deferred tax asset in Foreign entities [2]		64	75
Net deferred tax liability	$	(93)	(130)

[1] Net deferred tax liabilities in Mexico mainly refer to a temporary difference resulting when comparing at the reporting date the carrying amount of property, machinery and equipment, as per IFRS, and their corresponding tax values (remaining tax-deductible amount), partially offset by certain deferred tax assets from tax loss carryforwards that are expected to be recovered in the future against taxable income. When the book value is greater than the related tax value results in a deferred tax liability. In 2011, upon transition to IFRS, CEMEX elected to measure its fixed assets at fair value, which resulted in a significant increase in book value, mainly associated with the revaluation of mineral reserves. Such restated amounts are depleted to the income statement in a period over 35 years, generating accounting expense that is not tax-deductible; hence the temporary difference will gradually reverse over time but does not represent a payment obligation to the tax authority at the reporting date.

[2] Net deferred tax assets in foreign entities in 2019 and 2018 are mainly related to tax loss carryforwards recognized in prior years, mainly in the United States, that are expected to be recovered in the future against taxable income.

As of December 31, 2019 and 2018, balances of the deferred tax assets and liabilities included in the statement of financial position are located in the following entities:

		2019				2018		
		Asset	Liability	Net		Asset	Liability	Net
Mexican entities	$	189	(346)	(157)	$	174	(379)	(205)
Foreign entities		438	(374)	64		444	(369)	75
	$	627	(720)	(93)	$	618	(748)	(130)

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The breakdown of changes in consolidated deferred income taxes during 2019, 2018 and 2017 was as follows:

		2019	2018	2017
Deferred income tax expense (revenue) in the income statement [1]	$	19	125	(168)
Deferred income tax revenue in stockholders' equity [2]		(59)	(10)	(11)
Reclassifications [3]		3	3	5
Change in deferred income tax during the period	$	(37)	118	(174)

[1] In 2017, includes net income tax revenue related to the recognition of deferred income tax assets in CEMEX's operations in the United States (note 19.4).

[2] In 2018, includes a deferred income tax revenue of $8 in connection with the adoption of IFRS 9 on January 1, 2018.

[3] In 2019, 2018 and 2017, refers to the effects of the reclassification of balances to assets held for sale and related liabilities (note 4.2).

Current and/or deferred income tax relative to items of other comprehensive income during 2019, 2018 and 2017 were as follows:

		2019	2018	2017
Revenue related to foreign exchange fluctuations from intercompany balances (note 20.2)	$	(19)	(2)	(2)
Expense (revenue) associated to actuarial results (note 20.2)		(29)	31	–
Revenue related to derivative financial instruments (note 16.4)		(34)	(3)	–
Expense (revenue) from foreign currency translation and other effects		4	(38)	(11)
	$	(78)	(12)	(13)

As of December 31, 2019, consolidated tax loss and tax credits carryforwards expire as follows:

		Amount of carryforwards	Amount of unrecognized carryforwards	Amount of recognized carryforwards
2020	$	58	56	2
2021		202	176	26
2022		301	273	28
2023		437	432	5
2024 and thereafter		14,497	11,479	3,018
	$	15,495	12,416	3,079

As of December 31, 2019, in connection with CEMEX's deferred tax loss carryforwards presented in the table above, in order to realize the benefits associated with such deferred tax assets that have not been reserved, before their expiration, CEMEX would need to generate $3,079 in consolidated pre-tax income in future periods. Based on the same forecasts of future cash flows and operating results used by CEMEX's management to allocate resources and evaluate performance in the countries in which CEMEX operates, along with the implementation of feasible tax strategies, CEMEX believes that it will recover the balance of its tax loss carryforwards that have been recognized before their expiration. In addition, CEMEX concluded that, the deferred tax liabilities that were considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of CEMEX's deferred tax assets refers to operating segments and tax jurisdictions in which CEMEX is currently generating taxable income or in which, according to CEMEX's management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets.

The Parent Company does not recognize a deferred income tax liability related to its investments in subsidiaries considering that CEMEX controls the reversal of the temporary differences arising from these investments and management is satisfied that such temporary differences will not reverse in the foreseeable future.

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19.3) RECONCILIATION OF EFFECTIVE INCOME TAX RATE

For the years ended December 31, 2019, 2018 and 2017, the effective consolidated income tax rates were as follows:

		2019	2018	2017
Earnings before income tax	$	253	717	661
Income tax expense		(162)	(224)	(16)
Effective consolidated income tax expense rate [1]		64.0%	31.2%	2.4%

[1] The average effective tax rate equals the net amount of income tax revenue or expense divided by income or loss before income taxes, as these line items are reported in the income statement.

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of operations, which in 2019, 2018 and 2017 were as follows:

	2019		2018		2017	
	%	$	%	$	%	$
Mexican statutory tax rate	30.0	76	30.0	215	30.0	198
Difference between accounting and tax expenses, net [1]	109.2	277	18.7	134	18.7	124
Non-taxable sale of equity securities and fixed assets	(13.4)	(34)	(4.6)	(33)	(15.0)	(99)
Difference between book and tax inflation	38.1	96	19.5	140	31.2	206
Differences in the income tax rates in the countries where CEMEX operates [2]	(31.9)	(81)	(16.0)	(115)	(21.9)	(145)
Changes in deferred tax assets [3]	(59.8)	(151)	(15.6)	(112)	(39.8)	(263)
Changes in provisions for uncertain tax positions	(5.2)	(13)	(1.8)	(13)	0.3	2
Others	(3.0)	(8)	1.0	8	(1.1)	(7)
Effective consolidated income tax expense rate	64.0	162	31.2	224	2.4	16

[1] In 2019, includes $117 of difference between book and tax foreign exchange fluctuations of the Parent Company.

[2] Refers mainly to the effects of the differences between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates. In 2018 and 2017, includes the effect related to the change in statutory tax rate in Colombia and the United States, respectively (note 19.4).

[3] Refers to the effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to CEMEX's tax loss carryforwards.

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The following table compares variations between the line item "Changes in deferred tax assets" as presented in the table above against the changes in deferred tax assets in the statement of financial position for the years ended December 31, 2019 and 2018:

		2019		2018	
		Changes in the statement of financial position	Amounts in reconciliation	Changes in the statement of financial position	Amounts in reconciliation
Tax loss carryforwards generated and not recognized during the year	$	–	84	–	139
Derecognition related to tax loss carryforwards recognized in prior years		(43)	(43)	(92)	(3)
Recognition related to unrecognized tax loss carryforwards		92	92	5	5
Foreign currency translation and other effects		6	18	(29)	(29)
Changes in deferred tax assets	$	55	151	(116)	112

19.4) UNCERTAIN TAX POSITIONS AND SIGNIFICANT TAX PROCEEDINGS

Uncertain tax positions

As of December 31, 2019 and 2018, as part of current provisions and non-current other liabilities (note 17), CEMEX has recognized provisions related to unrecognized tax benefits in connection with uncertain tax positions taken, in which it is deemed probable that the tax authority would differ from the position adopted by CEMEX. As of December 31, 2019, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under review by the respective tax authorities in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the financial statements. A summary of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2019, 2018 and 2017, excluding interest and penalties, is as follows:

		2019	2018	2017
Balance of tax positions at beginning of the period	$	44	80	55
Adoption effects of IFRIC 23 credited to retained earnings (note 2.1)		(6)	–	–
Additions for tax positions of prior periods		–	1	1
Additions for tax positions of current period		4	6	35
Reductions for tax positions related to prior periods and other items		(13)	(2)	(2)
Settlements and reclassifications		–	(7)	(6)
Expiration of the statute of limitations		(2)	(32)	(7)
Foreign currency translation effects		1	(2)	4
Balance of tax positions at end of the period	$	28	44	80

During 2017, considering recoverability analyses and cash flow projections, CEMEX recognized deferred income tax assets related to its operations in the United States for $700 considering the then applicable income tax rate of 35%. However, regarding the Tax Cuts and Jobs Act (the "Act") enacted on December 22, 2017, the U.S. statutory federal tax rate was reduced from 35% to 21%. For this reason, CEMEX reduced its net deferred tax assets by $124. The reduction in the U.S. statutory federal tax rate is expected to positively impact CEMEX's future after-tax earnings in the United States.

Tax examinations can involve complex issues, and the resolution of issues may span multiple years, particularly if subject to negotiation or litigation. Although, CEMEX believes its estimates of the total unrecognized tax benefits are reasonable, uncertainties regarding the final determination of income tax audit settlements and any related litigation could affect the amount of total unrecognized tax benefits in future periods. It is difficult to estimate the timing and range of possible changes related to uncertain tax positions, as finalizing audits with the income tax authorities may involve formal administrative and legal proceedings. Accordingly, it is not possible to reasonably estimate the expected changes to the total unrecognized tax benefits over the next 12 months, although any settlements or statute of limitations expirations may result in a significant increase or decrease in the total unrecognized tax benefits, including those positions related to tax examinations being currently conducted.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 184 Significant tax proceedings As of December 31, 2019, the Company’s most significant tax proceedings are as follows: The tax authorities in Spain have challenged part of the tax loss carryforwards reported by CEMEX España covering the tax years from and including 2006 to 2009. During 2014, the tax authorities in Spain notified CEMEX España of fines in the aggregate amount of $547. CEMEX España filed appeals against such resolution. On September 20, 2017, CEMEX España was notified about an adverse resolution to such appeals. CEMEX España challenged this decision and applied for the suspension of the payment before the National Court (Audiencia Nacional) until the case is finally resolved. On November 6, 2018 CEMEX España obtained a favorable resolution to this request from the National Court through the pledge of certain fixed assets. As of December 31, 2019, CEMEX believes an adverse resolution in this proceeding is not probable and no accruals have been created in connection with this proceeding. Nonetheless, as of December 31, 2019, it is difficult to assess with certainty the likelihood of an adverse result, and the appeals that CEMEX España has filed could take an extended amount of time to be resolved, but if adversely resolved, this proceeding could have a material adverse impact on CEMEX’s results of operations, liquidity or financial position. On April 6, 2018, CEMEX Colombia received a special proceeding from the Colombian Tax Authority (the “Tax Authority”), where certain deductions included in the 2012 income tax return were rejected. The Tax Authority assessed an increase in the income tax payable by CEMEX Colombia and imposed an inaccuracy penalty for amounts in Colombian pesos equivalent to $38 of income tax and $38 of penalty. On June 22, 2018, CEMEX Colombia filed a response to the special proceeding within the legal term. On December 28, 2018, CEMEX Colombia received an official review settlement ratifying the rejected deductible items and amounts. CEMEX Colombia filed a reconsideration request on February 21, 2019. If the proceeding would be adversely resolved in the final stage, CEMEX Colombia must pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the payment date. As of December 31, 2019, in this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; but if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of CEMEX. See note 26 for Subsequent Events in connection with this proceeding. In September 2012, the Tax Authority requested CEMEX Colombia to amend its income tax return for the year 2011 in connection with several deductible expenses including the amortization of goodwill. CEMEX Colombia rejected the arguments of the ordinary request and filed a motion requesting the case to be closed. The 2011 income tax return was under audit of the Tax Authority from August 2013 until September 5, 2018, when CEMEX Colombia was notified of a special requirement in which the Tax Authority rejects certain deductions included in such income tax return of the year 2011 and determined an increase in the income tax payable and imposed a penalty for amounts in Colombian pesos equivalent to $26 of income tax and $26 of penalty. CEMEX Colombia filed a response to the special requirement on November 30, 2018 and the tax authority notified the official review liquidation on May 15, 2019, maintaining the claims of the special requirement; therefore, CEMEX Colombia filed an appeal within the legal term on July 11, 2019. If the proceeding would be adversely resolved in its final stage, CEMEX Colombia would have to pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the date of payment. As of December 31, 2019, in this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; but if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of CEMEX.

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- In April 2011, the Tax Authority notified CEMEX Colombia of a special proceeding rejecting certain deductions taken by CEMEX Colombia in its 2009 tax return considering they are not linked to direct revenues recorded in the same fiscal year, and assessed an increase in taxes to be paid by CEMEX Colombia and imposed a penalty for amounts in Colombian pesos equivalent to $27 of income tax and $27 of penalty, considering changes in law that reduced the original penalty. After several appeals of CEMEX Colombia to the Colombian Tax Authority's special proceeding in the applicable courts in which CEMEX Colombia obtained negative resolutions in each case over the years, in July 2014, CEMEX Colombia filed an appeal against this resolution before the Colombian State Council (Consejo de Estado). If the proceeding would be adversely resolved in the final stage, CEMEX Colombia must pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the payment date. As of December 31, 2019, in this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; but if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of CEMEX.

20) STOCKHOLDERS' EQUITY

For purposes of the parent entities applying the equity method of accounting for its investments in subsidiaries under IFRS, total stockholders' equity in the stand-alone statement of financial position is the same as total controlling interest in the consolidated statement of financial position. Nonetheless, considering that: a) CEMEX, S.A.B. de C.V.'s presentation currency continues to be the Mexican peso; and b) under IAS 21, the financial statements in the new presentation currency should be reported as if such financial statements had always been reported in the new presentation currency, which implies that certain items in stockholders' equity including common stock, additional paid-in capital and retained earnings, among others, should be translated and accrued using historical exchange rates of the dates in which the transactions occurred. Altough total amounts are the same, this methodology results in differences between line-by-line items within CEMEX's controlling interest and the Parent Company's stockholders' equity. Moreover, the official stockholders' equity for statutory purposes is that of the Parent Company as expressed in Mexican pesos. As of December 31, 2019, the line-by-line reconciliation between CEMEX's controlling interest, as reported using the dollar as presentation currency, and the Parent Company's stockholders' equity, using a convenience translation of the balances in pesos translated using the exchange rate of 18.92 as of December 31, 2019, is as follows:

		As of December 31, 2019	
		Consolidated	Parent Company
Common stock and additional paid-in capital [1]	$	10,424	7,836
Other equity reserves [1, 2]		(2,724)	(32)
Retained earnings [2]		1,621	1,517
Total controlling interest	$	9,321	9,321

[1] The difference relates to the method of accruing dollars using the historical exchange rates to translate each common stock and additional paid-in capital transaction denominated in Mexican pesos to dollars. The cumulative effect from these changes in exchange rates is recognized against other equity reserves.

[2] The difference relates with the method of accruing dollars using the exchange rates of each month during the period for income statement purposes. The cumulative effect from these changes in exchange rates is recognized against other equity reserves.

As of December 31, 2019 and 2018, stockholders' equity excludes investments in CPOs of the Parent Company held by subsidiaries of $8 (20,541,277 CPOs) and $10 (20,541,277 CPOs), respectively, which were eliminated within "Other equity reserves."

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20.1) COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2019 and 2018, the breakdown of consolidated common stock and additional paid-in capital was as follows:

		2019	2018
Common stock	$	318	318
Additional paid-in capital		10,106	10,013
	$	10,424	10,331

As of December 31, 2019 and 2018 the common stock of CEMEX, S.A.B. de C.V. was presented as follows:

	2019		2018	
Shares [1]	Series A [2]	Series B [2]	Series A [2]	Series B [2]
Subscribed and paid shares	30,214,262,692	15,107,131,346	30,002,628,318	15,001,314,159
Unissued shares authorized for executives' stock compensation programs	881,442,830	440,721,415	936,375,524	468,187,762
Repurchased shares [3]	315,400,000	157,700,000	307,207,506	153,603,753
Shares that guarantee/guaranteed the issuance of convertible securities [4]	2,842,339,760	1,421,169,880	4,529,603,200	2,264,801,600
Shares authorized for the issuance of stock or convertible securities [5]	302,144,720	151,072,360	302,144,720	151,072,360
	34,555,590,002	17,277,795,001	36,077,959,268	18,038,979,634

[1] As of December 31, 2019 and 2018, 13,068,000,000 shares correspond to the fixed portion, and 38,765,385,003 shares as of December 31, 2019 and 41,048,938,902 shares as of December 31, 2018, correspond to the variable portion.

[2] Series "A" or Mexican shares must represent at least 64% of CEMEX's capital stock; Series "B" or free subscription shares must represent at most 36% of CEMEX's capital stock.

[3] Shares repurchased under the share repurchase program authorized by the Company's shareholders (note 20.2).

[4] Refers to those shares that guarantee the conversion of outstanding convertible securities, of both, voluntary in 2019 and voluntary and mandatorily in 2018 and those that are leftover from the mandatory conversion that took place in November 2019 (note 16.2).

[5] Shares authorized for issuance in a public offering or private placement and/or by issuance of new convertible securities.

On March 28, 2019, stockholders at the annual ordinary shareholders' meeting approved: (i) a cash dividend of $150. The dividend was paid in two installments, the first installment, for half of the dividend was paid on June 17, 2019 at the rate of US$0.001663 per share and the second installment for the remainder of the dividend was paid on December 17, 2019 at the rate of US$0.001654 per share; (ii) the acquisition of own shares of up to $500 or its equivalent in Mexican pesos, as the maximum amount of resources that through fiscal year 2019, and until the next ordinary annual shareholder's meeting is held, CEMEX may be used for the acquisition of its own shares or securities that represent such shares; (iii) a decrease of CEMEX's share capital, in its variable part for the amount in pesos equivalent to $0.2826, through the cancellation of approximately 2 billion ordinary, registered and without par-value, treasury shares; (iv) a decrease of CEMEX's share capital, in its variable part for the amount in pesos equivalent to $0.0670 by the cancellation of approximately 461 million ordinary, registered and without par-value, treasury shares; (v) the increase of CEMEX's share capital in its variable part for the amount $22 thousands, through the issuance of 150 million ordinary shares. The subscription of shares representing the capital increase was made at a theoretical value of $0.000143 dollars per share, and if applicable plus a premium defined by the Board of Directors. Until December 31, 2019, under the 2019 repurchase program, CEMEX has repurchased 157.7 million CEMEX CPOs, at a weighted-average price in pesos equivalent to $0.3164 dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was $50.

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On April 5, 2018, stockholders at the annual ordinary shareholders' meeting approved: (i) a resolution to increase the variable common stock by issuing up to 750 million shares (250 million CPOs), which will be kept in the Parent Company's treasury and used to be subscribed and paid pursuant to the terms and conditions of CEMEX's long-term compensation stock program; and (ii) the amount of a reserve of up to $500 or its equivalent in pesos for the year ending December 31, 2018 and until the next ordinary annual shareholders meeting to be held in 2019 for purposes of a Parent Company's share repurchase program. On April 5, 2018, stockholders at the extraordinary shareholders' meeting approved a resolution to increase the variable common stock by issuing up to 453 million shares (151 million CPOs), which will be kept in the Parent Company's treasury for their subscription by means of issuance in a public offer or private placement and/or by issuance of new convertible securities. This authorization expires on April 4, 2023. Until December 31, 2018, under the 2018 repurchase program, CEMEX had repurchased 153.6 million CEMEX CPOs, at a weighted-average price in pesos equivalent to $0.4883 dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was $75. These CPOs were cancelled during 2019 by resolution of the ordinary shareholders' meeting on March 28, 2019.

On March 30, 2017, stockholders at the annual ordinary shareholders' meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,687 million shares (562 million CPOs), which shares were issued, representing an increase in additional paid-in capital of $506; and (ii) increase the variable common stock by issuing up to 258 million shares (86 million CPOs), which will be kept in the Parent Company's treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX's convertible securities (note 16.2).

In connection with the long-term executive share-based compensation programs (note 21) in 2019, 2018 and 2017, CEMEX issued 27.4 million CPOs, 49.3 million CPOs and 53.2 million CPO's, respectively, generating an additional paid-in capital of $32 in 2019, $34 in 2018 and $42 in 2017 associated with the fair value of the compensation received by executives.

20.2) OTHER EQUITY RESERVES

As of December 31, 2019 and 2018 other equity reserves are summarized as follows:

		2019	2018
Cumulative translation effect, net of effects from perpetual debentures and deferred income taxes recognized directly in equity (notes 19.2 and 20.4)	$	(2,098)	(2,180)
Cumulative actuarial losses		(593)	(383)
Treasury shares repurchased under share repurchase program (note 20.1)		(50)	(75)
Effects associated with the Parent Company's convertible securities [1]		25	176
Treasury shares held by subsidiaries		(8)	(10)
	$	(2,724)	(2,472)

[1] Represents the equity component upon the issuance of CEMEX, S.A.B. de C.V.'s convertible securities described in note 16.2, as well as the effects associated with such securities in connection with the change in the Parent Company's functional currency (note 2.4). Upon conversion of these securities, the balances have been correspondingly reclassified to common stock and/or additional paid-in capital (note 16.1).

For the years ended December 31, 2019, 2018 and 2017, the translation effects of foreign subsidiaries included in the statements of comprehensive income were as follows:

		2019	2018	2017
Foreign currency translation result [1]	$	88	(191)	328
Foreign exchange fluctuations from debt [2]		19	120	(224)
Foreign exchange fluctuations from intercompany balances [3]		(47)	(20)	(118)
	$	60	(91)	(14)

[1] These effects refer to the result from the translation of the financial statements of foreign subsidiaries and include the changes in fair value of foreign exchange forward contracts designated as hedge of a net investment (note 16.4).

[2] Generated by foreign exchange fluctuations over a notional amount of debt in CEMEX, S.A.B. de C.V., associated with the acquisition of foreign subsidiaries and designated as a hedge of the net investment in foreign subsidiaries (note 2.4).

[3] Refers to foreign exchange fluctuations arising from balances with related parties in foreign currencies that are of a long-term investment nature considering that their liquidation is not anticipated in the foreseeable future and foreign exchange fluctuations over a notional amount of debt of a subsidiary of CEMEX España identified and designated as a hedge of the net investment in foreign subsidiaries.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 188 20.3) RETAINED EARNINGS The Parent Company’s net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2019, the legal reserve amounted to $95. 20.4) NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES Non-controlling interest Non-controlling interest represents the share of non-controlling stockholders in the equity and results of consolidated subsidiaries. As of December 31, 2019 and 2018, non-controlling interest in equity amounted to $1,503 and $1,572, respectively. In addition, in 2019, 2018 and 2017, non-controlling interests in consolidated net income were $36, $42 and $75, respectively. These non-controlling interests arise mainly from the following CEMEX’s subsidiaries: In February 2017, as described in note 4.1, CEMEX acquired a controlling interest in TCL, whose shares trade in the Trinidad and Tobago Stock Exchange. As of December 31, 2019 and 2018, there is a non-controlling interest in TCL of 30.17% of its common shares (see note 4.4 for certain relevant condensed financial information). In July 2016, CHP, a then indirect wholly owned subsidiary of CEMEX España, closed its initial offering of 2,337,927,954 common shares, or 45% of CHP’s common shares. Pursuant to the repurchase of CHP’s shares in the market during 2019, CEMEX’s reduced the non-controlling interest in CHP from 45% in 2018 to 33.22% of CHP’s outstanding common shares as of December 31, 2019. CHP’s assets consist primarily of CEMEX’s cement manufacturing assets in the Philippines (see note 4.4 for certain relevant condensed financial information). In November 2012, pursuant to a public offering in Colombia and an international private placement, CLH, a direct subsidiary of CEMEX España, concluded its initial offering of common shares. CLH’s assets include substantially all of CEMEX’s assets in Colombia, Panama, Costa Rica, Guatemala, El Salvador and until September 27, 2018 the operations in Brazil (note 4.2). As of December 31, 2019 and 2018, there is a non-controlling interest in CLH of 26.83% and 26.78%, respectively, of CLH’s outstanding common shares, excluding shares held in treasury (see note 4.4 for certain relevant condensed financial information). Perpetual debentures As of December 31, 2019 and 2018, the balances of the non-controlling interest included $443 and $444, respectively, representing the notional amounts of perpetual debentures, which exclude any perpetual debentures held by subsidiaries. Coupon payments on the perpetual debentures was included within “Other equity reserves” and amounted to $29 in 2019, $29 in 2018 and $25 in 2017, excluding in all the periods the coupons accrued by perpetual debentures held by subsidiaries. CEMEX’s perpetual debentures have no fixed maturity date and there are no contractual obligations for CEMEX to exchange any series of its outstanding perpetual debentures for financial assets or financial liabilities. As a result, these debentures, issued entirely by Special Purpose Vehicles (“SPVs”), qualify as equity instruments and are classified within non-controlling interest, as they were issued by consolidated entities. In addition, subject to certain conditions, CEMEX has the unilateral right to defer indefinitely the payment of interest due on the debentures. The classification of the debentures as equity instruments was made under applicable IFRS. The different SPVs were established solely for purposes of issuing the perpetual debentures and were included in CEMEX’s consolidated financial statements.

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2019 CEMEX INTEGRATED REPORT 189

As of December 31, 2019 and 2018, the detail of CEMEX's perpetual debentures, excluding the perpetual debentures held by subsidiaries, was as follows:

Issuer	Issuance date	2019 Nominal amount	2018 Nominal amount	Repurchase option [1]	Interest rate
C10-EUR Capital (SPV) Ltd	May 2007	€64	€64	Tenth anniversary	EURIBOR+4.79%
C8 Capital (SPV) Ltd	February 2007	$135	$135	Eighth anniversary	LIBOR+4.40%
C5 Capital (SPV) Ltd	December 2006	$61	$61	Fifth anniversary	LIBOR+4.277%
C10 Capital (SPV) Ltd	December 2006	$175	$175	Tenth anniversary	LIBOR+4.71%

[1] Under the 2017 Credit Agreement, CEMEX is not permitted to call these debentures.

21) EXECUTIVE SHARE-BASED COMPENSATION

CEMEX has long-term restricted share-based compensation programs providing for the grant of the CEMEX's CPOs to a group of eligible executives, pursuant to which, according to CEMEX's election, either new CPOs are issued, or CEMEX provides funds to the administration trust owned by the executives for the purchase of a portion or all of the required CPOs in the market for delivery to such executives under each annual program over a service period of four years (the "Ordinary Program"). The Parent Company's CPOs of the annual grant (25% of each annual ordinary program) are placed at the beginning of the service period in the executives' accounts to comply with a one-year restriction on sale. Under the Ordinary Programs, the Parent Company issued new shares for 27.4 million CPOs in 2019, 49.3 million CPOs in 2018 and 53.2 million CPOs in 2017, that were subscribed and pending for payment in the Parent Company's treasury and in addition, 21.2 million CPOs in 2019, net of taxes settled in cash, required for delivery were acquired by the executives' trust in the market on behalf of such executives. As of December 31, 2019, there are 157.0 million CPOs associated with these annual programs that are required for delivery in the following years as the executives render services.

Beginning in 2017, with the approval of the Parent Company's Board of Directors, for a group of key executives, the conditions of the program were modified for new awards by reducing the service period from four to three years and implementing tri-annual internal and external performance metrics, which depending on their weighted achievement, may result in a final payment of the Parent Company's CPOs at the end of the third year between 0% and 200% of the target for each annual program (the "key executives program"). During 2019 and 2018, no CPOs of the Parent Company were issued or delivered under the key executives' program.

Beginning January 1, 2013, those eligible executives belonging to the operations of CLH and subsidiaries ceased to receive Parent Company's CPOs and instead started receiving shares of CLH, sharing significantly the same conditions of CEMEX's plan also over a service period of four years. During 2019, 2018 and 2017, CLH physically delivered 393,855 shares, 258,511 shares and 172,981 shares, respectively, corresponding to the vested portion of prior years' grants, which were subscribed and held in CLH's treasury. As of December 31, 2019, there are 1,584,822 shares of CLH associated with these annual programs that are expected to be delivered in the following years as the executives render services.

In addition, beginning in 2018, those eligible executives belonging to the operations of CHP and subsidiaries ceased to receive Parent Company's CPOs and instead started receiving shares of CHP, sharing significantly the same conditions of CEMEX's plan. During 2019 and 2018, CHP provided funds to a broker for the purchase of 4,961,130 and 871,189 CHP's shares in the market, respectively, on behalf and for delivery to the elegible executives.

The combined compensation expense related to the programs described above as determined considering the fair value of the awards at the date of grant in 2019, 2018 and 2017, was recognized in the operating results against other equity reserves or a cash outflow, as applicable, and amounted to $32, $34 and $42, respectively, including in 2019 and 2018 the cost of CEMEX's CPOs and the CHP's shares, as correspond, acquired in the market on behalf of the executives. The weighted-average price per CEMEX CPO granted during the period was determined in pesos and was equivalent to $0.6263 dollars in 2019, $0.7067 dollars in 2018 and $0.7563 dollars in 2017. Moreover, the weighted-average price per CLH share granted during the period as determined in Colombian pesos was equivalent to $1.31 dollars in 2019, $2.14 dollars in 2018 and $3.90 dollars in 2017. As of December 31, 2019 and 2018, there were no options or commitments to make payments in cash to the executives based on changes in the market price of the Parent Company's CPO, CLH's shares and/or CHP's shares.

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22) EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to ordinary equity holders of the Parent Company (the numerator) by the weighted-average number of shares outstanding (the denominator) during the period. Shares that would be issued depending only on the passage of time should be included in the determination of the basic weighted-average number of shares outstanding. Diluted earnings per share should reflect in both the numerator and denominator the assumption that convertible instruments are converted, that options or warrants are exercised, or that ordinary shares are issued upon the satisfaction of specified conditions, to the extent that such assumption would lead to a reduction in basic earnings per share or an increase in basic loss per share. Otherwise, the effects of potential shares are not considered because they generate antidilution.

The amounts considered for calculations of earnings per share in 2019, 2018 and 2017 were as follows:

		2019	2018	2017
Denominator (thousands of shares)				
Weighted-average number of shares outstanding [1]		45,393,602	45,569,180	43,107,457
Capitalization of retained earnings [1]		–	–	1,687,295
Effect of dilutive instruments – mandatorily convertible securities (note 16.2) [2]		–	708,153	708,153
Weighted-average number of shares – basic		45,393,602	46,277,333	45,502,905
Effect of dilutive instruments – share-based compensation (note 21) [2]		470,985	316,970	237,102
Effect of potentially dilutive instruments – optionally convertible securities (note 16.2) [2]		1,457,554	1,420,437	2,698,600
Weighted-average number of shares – diluted		47,322,141	48,014,740	48,438,607
Numerator				
Net income from continuing operations	$	91	493	645
Less: non-controlling interest net income		36	42	75
Controlling interest net income from continuing operations		55	451	570
Plus: after tax interest expense on mandatorily convertible securities		1	3	5
Controlling interest net income from continuing operations – for basic earnings per share calculations		56	454	575
Plus: after tax interest expense on optionally convertible securities		18	23	48
Controlling interest net income from continuing operations – for diluted earnings per share calculations	$	74	477	623
Net income from discontinued operations	$	88	77	222
Basic earnings per share				
Controlling interest basic earnings per share	$	0.0031	0.0114	0.0174
Controlling interest basic earnings per share from continuing operations		0.0012	0.0098	0.0125
Controlling interest basic earnings per share from discontinued operations		0.0019	0.0016	0.0049
Controlling interest diluted earnings per share [3]				
Controlling interest diluted earnings per share	$	0.0031	0.0114	0.0174
Controlling interest diluted earnings per share from continuing operations		0.0012	0.0098	0.0125
Controlling interest diluted earnings per share from discontinued operations		0.0019	0.0016	0.0049

[1] The weighted-average number of shares outstanding in 2017 reflects the shares issued as a result of the capitalization of retained earnings approved by the general ordinary shareholders' meeting (the "Assembly") in such year. In 2019, the Assembly approved the delivery of a cash dividend, meanwhile, in 2018, the Assembly did not determine any cash dividend or capitalization of retained earnings (note 20.1).

[2] The number of Parent Company CPOs to be issued under the executive share-based compensation programs, as well as the total amount of Parent Company CPOs committed for issuance in the future under the mandatorily and optionally convertible securities, are computed from the beginning of the reporting period. The number of shares resulting from the executives' stock-based compensation programs is determined under the inverse treasury method.

[3] For 2019, 2018 and 2017, the effects on the denominator and numerator of potential dilutive shares generate antidilution; therefore, there is no change between the reported basic earnings per share and diluted earnings per share.

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23) COMMITMENTS

23.1) CONTRACTUAL OBLIGATIONS

As of December 31, 2019, CEMEX had the following contractual obligations:

	2019				
Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt	$ 55	1,915	3,041	4,420	9,431
Leases [1]	333	546	295	552	1,726
Convertible notes [2]	520	–	–	–	520
Total debt and other financial obligations [3]	908	2,461	3,336	4,972	11,677
Interest payments on debt [4]	469	870	720	471	2,530
Pension plans and other benefits [5]	156	282	287	709	1,434
Acquisition of property, plant and equipment [6]	155	30	1	3	189
Purchases of raw materials, fuel and energy [7]	482	595	613	1,134	2,824
Total contractual obligations	$ 2,170	4,238	4,957	7,289	18,654

[1] Represent nominal cash flows. As of December 31, 2019, the NPV of future payments under such leases was $1,404, of which, $508 refers to payments from 1 to 3 years and $254 refers to payments from 3 to 5 years.

[2] Refers to the components of liability of the convertible notes described in note 16.2 and assumes repayment at maturity and no conversion of the notes.

[3] The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.

[4] Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2019.

[5] Represents estimated annual payments under these benefits for the next 10 years (note 18), including the estimate of new retirees during such future years.

[6] Refers mainly to the expansion of a cement-production line in the Philippines.

[7] Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments on the basis of an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include CEMEX's commitments for the purchase of fuel.

23.2) OTHER COMMITMENTS

As of December 31, 2019 and 2018, CEMEX was party to other commitments for several purposes, including the purchase of fuel and energy, the estimated future cash flows over maturity of which are presented in note 23.1. A description of the most significant contracts is as follows:

- Beginning in April 2016, in connection with the Ventika S.A.P.I. de C.V. and the Ventika II S.A.P.I. de C.V. wind farms (jointly "Ventikas") located in the Mexican state of Nuevo Leon with a combined generation capacity of 252 Megawatts ("MW"), CEMEX agreed to acquire a portion of the energy generated by Ventikas for its overall electricity needs in Mexico for a period of 20 years. The estimated annual cost of this agreement is $18 (unaudited) assuming that CEMEX receives all its energy allocation. Nonetheless, energy supply from wind is variable in nature and final amounts are determined considering the final MW per hour ("MWh") effectively received at the agreed prices per unit.
- On July 27, 2012, CEMEX signed a 10-year strategic agreement with International Business Machines Corporation ("IBM") pursuant to which IBM provides, among others, data processing services (back office) in finance, accounting and human resources; as well as Information Technology ("IT") infrastructure services, support and maintenance of IT applications in the countries in which CEMEX operates.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 192 Beginning in February 2010, for its overall electricity needs in Mexico CEMEX agreed with EURUS the purchase a portion of the electric energy generated for a period of no less than 20 years. EURUS is a wind farm with an installed capacity of 250 MW operated by ACCIONA in the Mexican state of Oaxaca. The estimated annual cost of this agreement is $64 (unaudited) assuming that CEMEX receives all its energy allocation. Nonetheless, energy supply from wind source is variable in nature and final amounts will be determined considering the final MWh effectively received at the agreed prices per unit. CEMEX maintains a commitment initiated in April 2004 to purchase the energy generated by Termoeléctrica del Golfo (“TEG”) until 2027 for its overall electricity needs in Mexico. The estimated annual cost of this agreement is $113 (unaudited) assuming that CEMEX receives all its energy allocation. Nonetheless, final amounts will be determined considering the final MWh effectively received at the agreed prices per unit. In regards with the above, CEMEX also committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations until the year 2027, equivalent to approximately 1.2 million tons of petroleum coke per year. CEMEX covers its commitments under this agreement acquiring the aforementioned volume of fuel from sources in the international markets and Mexico. CEMEX Zement GmbH (“CZ”), CEMEX’s subsidiary in Germany, held a long-term energy supply contract until 2023 with STEAG—Industriekraftwerk Rüdersdorf GmbH (“SIKW”) in connection with the overall electricity needs of CEMEX’s Rüdersdorf plant. Based on the contract, each year CZ has the option to fix in advance the volume of energy in terms of MW that it will acquire from SIKW, with the option to adjust the purchase amount one time on a monthly and quarterly basis. The estimated annual cost of this agreement is $18 (unaudited) assuming that CEMEX receives all its energy allocation. On October 24, 2018, CEMEX, S.A.B. de C.V. entered into an energy financial hedge agreement in Mexico, commencing October 1, 2019 and for a period of 20 years. Trough the aforementioned contract, the Company fixed the megawatt hour cost over an electric energy volume of 400 thousand megawatts hour per year, through the payment of US$25.375 price per megawatt hour of electric power in exchange for a market price. The committed price to pay will increase 1.5% annually. The differential between the agreed price and the market price is settled monthly. CEMEX considers this agreement as a hedge for a portion of its aggregate consumption of electric energy in Mexico and recognizes the result of the exchange of price differentials described previously in the Income Statement as a part of the costs of energy. During 2019, the Company received $1.1. CEMEX, S.A.B. de C.V. does not record this agreement at fair value due to the fact that there is not a deep market for electric power in Mexico that would effectively allow for its valuation. 23.3) COMMITMENTS FROM EMPLOYEE BENEFITS In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2019, in certain plans, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging from 23 thousand dollars to 550 thousand dollars. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events ranging from 100 thousand dollars to 2.5 million dollars. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously is significantly. However, CEMEX believes this scenario is remote. The amount expensed through self-insured health care benefits was $62 in 2019, $62 in 2018 and $64 in 2017.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 193 24) LEGAL PROCEEDINGS 24.1) PROVISIONS RESULTING FROM LEGAL PROCEEDINGS CEMEX is involved in various significant legal proceedings, the resolutions of which are deemed probable and imply the incurrence of losses and/or cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions and/or losses have been recognized in the financial statements, representing the best estimate of cash outflows. Therefore, CEMEX believes that it will not make significant expenditure or incur significant losses in excess of the amounts recorded. As of December 31, 2019, the details of the most significant events giving effect to provisions or losses are as follows: On December 11, 2017, in the context of a market investigation opened in 2013 against five cement companies and 14 executives of those companies, including two former executives of CEMEX Colombia for purported practices that limited free competition, and after several processes over the years, the Colombian Superintendence of Industry and Commerce (Superintendencia de Industria y Comercio or the “SIC”) imposed a final fine to CEMEX Colombia for an amount equivalent to $25. As a result, CEMEX Colombia recognized a provision for this amount against “Other expenses, net” in 2017. This fine was paid on January 5, 2018. On June 7, 2018, CEMEX Colombia filed a motion for annulment and reestablishment of right before the Administrative Court seeking for the annulment of the charges brought forth by the SIC and the restitution of the fine paid, with any adjustments provided by Colombian Law. This claim could take up to six years to be resolved. As of December 31, 2019, CEMEX is not able to assess the likelihood for the recovery of the fine imposed by the SIC. In January 2007, the Polish Competition and Consumers Protection Office (the “Protection Office”) initiated an antitrust proceeding against all cement producers in the country, including CEMEX Polska Sp. Z.o.o. (“CEMEX Polska”) and another subsidiary in Poland, arguing that there was an agreement between all cement producers in Poland regarding prices, market quotas and other sales conditions; and that the producers exchanged information, all of which limited competition in the Polish cement market. In December 2009, the Protection Office issued a resolution imposing fines on a number of Polish cement producers, including CEMEX Polska for the period of 1998 to 2006. After several appeals filed against the Protection Office’s fine before the relevant courts, in March 2018, CEMEX Polska’s fine was reduced from an amount in Polish Zloty equivalent to $31 in 2009 to a final amount equivalent to $18. This amount was paid in 2018. On November 19, 2018, CEMEX Polska filed an appeal before the Polish Supreme Court against the Appeal Court’s judgment seeking the reduction of the imposed fine, which was accepted by the Polish Supreme Court on August 8, 2019, as well as appeals of the Protection Office and those of other cement producers. A resolution by the Polish Supreme Court is expected during 2020. As of December 31, 2019, CEMEX is not able to assess the likelihood for the recovery of a portion of the fine imposed by the Protection Office. As of December 31, 2019, CEMEX had accrued environmental remediation liabilities through its subsidiaries in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste, representing the NPV of such obligations for an amount in pounds sterling equivalent to $174. Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which is generally consistent with the views taken by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. As of December 31, 2019, CEMEX had accrued environmental remediation liabilities through its subsidiaries in the United States for $63, related to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes; and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages and a final resolution might take several years. CEMEX does not believe that it will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 194 In 2012, in connection with a contract entered into in 1990 (the “Quarry Contract”) by CEMEX Granulats Rhône Méditerranée (“CEMEX GRM”), one of CEMEX’s subsidiaries in France, with SCI La Quinoniere (“SCI”) pursuant to which CEMEX GRM had drilling rights to extract reserves and do quarry remediation at a quarry in the Rhône region of France, SCI filed a claim against CEMEX GRM for breach of the Quarry Contract, requesting the rescission of such contract and damages plus interest for a revised amount in euros equivalent to $75, arguing that CEMEX GRM partially filled the quarry allegedly in breach of the terms of the Quarry Contract. After many hearings, resolutions and appeals over the years, on March 13, 2018, the court of appeals issued an enforceable resolution ordering the rescission of the Quarry Contract and designated a judicial expert to: a) determine the volume of both excavated and backfilling materials, and b) give his opinion on the potential damages suffered by SCI, a process that is expected to end by February 28, 2020. CEMEX GRM appealed this resolution with the court of cassation, which on May 23, 2019 dismissed such appeal. As of December 31, 2019, CEMEX had accrued a provision through its subsidiaries in France for $8 in connection with the best estimate of the remediation costs resulting from this claim. Altough the final amount may difer, CEMEX considers that any such amount should not have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition. 24.2) CONTINGENCIES FROM LEGAL PROCEEDINGS CEMEX is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX cannot assure the achievement of a final favorable resolution. As of December 31, 2019, the most significant events with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows: On September 20, 2018, triggered by heavy rainfall, a landslide causing damages and fatalities (the “Landslide”) occurred in a site located within an area covered by mining rights of APO Land & Quarry Corporation (“ALQC”) in Naga City, Cebu, Philippines. ALQC is a principal raw material supplier of APO Cement Corporation (“APO”), a wholly owned subsidiary of CHP. CEMEX indirectly owns a minority 40% stake in ALQC. On November 19, 2018, CHP and APO were served summons concerning an environmental class action lawsuit filed by 40 individuals and one legal entity (on behalf of 8,000 individuals allegedly affected by the Landslide) at the Regional Trial Court (the “Court”) of Talisay, Cebu, against CHP, ALQC, APO, the Mines and Geosciences Bureau of the Department of Environment and Natural Resources, the City Government of Naga, and the Province of Cebu. In the complaint, (i) among other allegations, plaintiffs claim that the Landslide occurred as a result of the defendants’ gross negligence; and (ii) seek, among other relief, (a) monetary damages for an amount in Philippine Pesos equivalent to $85, (b) the establishment of a rehabilitation fund for an amount in Philippine Pesos equivalent to $10, and (c) the issuance of a Temporary Environment Protection Order against ALQC aiming to prevent ALQC from performing further quarrying activities while the case is still pending. This last request was rejected by the Court on August 16, 2019. Moreover, on September 30, 2019 the Court dismissed the case against CHP and APO, order that is not yet final and that was appealed by the plaintiffs on November 26, 2019. As of December 31, 2019, CHP, APO and ALQC (collectively, the “Private Defendants”) hold and will defend its position that the Landslide occurred due to natural causes and deny any liability. In the event that the latter order is reconsidered, and a final adverse resolution is issued in this matter, plaintiffs will have the option to proceed against any one of ALQC, APO or CHP for satisfaction of the entirety of the potential judgement award, without the need to proceed against any other Private Defendant beforehand. Thus, ALQC’s, APO’s or CHP’s assets alone could be exposed to execution proceedings. As of December 31, 2019, because of the status and preliminary stage of the lawsuit, CEMEX is not able to assess with certainty the likelihood of an adverse result in this lawsuit; and, CEMEX is neither able to assess if a final adverse result in this lawsuit would have a material adverse impact on its results of operations, liquidity and financial position.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 195 On June 12, 2018, the Authority for Consumer Protection and Competition Defense of Panama (the “Panama Authority”) carried out an investigation against Cemento Bayano and other competitors for the alleged commission of monopolistic practices in relation to the gray cement and the ready-mix concrete markets. From this investigation, the Panama Authority considered the possible existence of monopolistic or anticompetitive practices consisting of: (i) price fixing and/or production restriction of gray cement sold to ready-mix concrete producers in Panama; and (ii) unilateral and/or joint predatory acts and/or cross subsidies in the ready-mix concrete market. In October 2018, the Panama Authority notified Cemento Bayano of a new information request in order to continue their investigation and confirm if there were violations to the law. In February 2019, Cemento Bayano finalized the delivery to the Panama Authority of the required information and documentation. Cemento Bayano considers it did not commit unlawful acts and is fully cooperating with the Panama Authority. As of December 31, 2019, Cemento Bayano has delivered all required information and the Panama Authority is analyzing the collected information. Considering the available judgment elements, CEMEX is not able to assess if this investigation will lead to any fines, penalties or remedies, or if such fines, penalties or remedies, if any, would have a material adverse effect on the Company’s results of operations, liquidity or financial position. Certain of CEMEX’s subsidiaries in the United States were notified of a grand jury subpoena dated March 29, 2018 issued by the United States Department of Justice (“DOJ”) related to an investigation of possible antitrust law violations in connection with CEMEX’s sales (and related sales practices) of gray Portland cement and slag in the United States and its territories. The objective of this subpoena is to gather facts necessary to make an informed decision about whether violations of U.S. law have occurred. CEMEX has been cooperating with the DOJ and is complying with the subpoena. As of December 31, 2019, given the status of the investigation, CEMEX is not able to assess if this investigation will lead to any fines, penalties or remedies, or if such fines, penalties or remedies, if any, would have a material adverse effect on the Company’s results of operations, liquidity or financial position. On March 16, 2018, a putative securities class action complaint was filed against the Parent Company and one of our members of the Board of Directors whom is also officer (the CEO) and other officer (the CFO) in the U.S. District Court for the Southern District of New York, on behalf of investors who purchased or otherwise acquired Parent Company’s securities between August 14, 2014 to March 13, 2018, inclusive. The complaint alleged violations are based in that press releases and filings to the United States Securities and Exchange Commission (“SEC”) that included materially false and misleading statements in connection with alleged misconduct relating to the Maceo Project and the potential regulatory or criminal actions that might arise as a result of such deficiencies. On July 12, 2019, the Judge granted CEMEX’s motion to dismiss the action but permitted plaintiffs an opportunity to re-plead. On August 1, 2019, plaintiffs filed an amended complaint, based on the same alleged violations, but changing the relevant class period that now starts on April 23, 2015 (before it was August 14, 2014) and including CLH as defendant in addition to CEMEX, S.A.B de C.V. All of the defendants moved to dismiss the action on September 5, 2019 and the plaintiffs filed an apposition brief on October 11, 2019 which was replied by the defendants on November 1, 2019. As of December 31, 2019, CEMEX is not able to assess the likelihood of an adverse result considering the current status and preliminary nature of this lawsuit, or if a final adverse result in this lawsuit would have a material adverse effect on the Company’s results of operations, liquidity or financial position. In December 2016, the Parent Company received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. These subpoenas do not mean that the SEC has concluded that the Parent Company or any of its affiliates violated the law. The Parent Company has been cooperating with the SEC and intends to continue cooperating fully with the SEC. The DOJ also opened an investigation into this matter. In this regard, on March 12, 2018, the DOJ issued a grand jury subpoena to the Parent Company relating to its operations in Colombia and other jurisdictions. The Parent Company intends to cooperate fully with the SEC, the DOJ and any other investigatory entity. As of December 31, 2019, the Parent Company is unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, or any other investigation that may arise, or, because of the current status of the SEC investigation and the preliminary nature of the DOJ investigation, the potential sanctions which could be borne by the Parent Company, or if such sanctions, if any, would have a material adverse impact on CEMEX results of operations, liquidity or financial position.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 196 In February 2014, the Egyptian Tax Authority requested Assiut Cement Company (“ACC”), a subsidiary of CEMEX in Egypt, the payment of a development levy on clay used in the Egyptian cement industry for an amount equivalent as of December 31, 2019 to $20 for the period from May 5, 2008 to November 30, 2011. In March 2014, ACC appealed the levy and on September 2014 it was notified that it obtained a favorable resolution from the Ministerial Committee for Resolution of Investment Disputes, which instructed the Egyptian Tax Authority to cease claiming from ACC the aforementioned payment of the levy on clay. It was further decided that the levy on clay should not be imposed on imported clinker. Nonetheless, in May 2016, the Egyptian Tax Authority challenged ACC´s right to cancel the levy on clay before the North Cairo Court, which referred the cases to Cairo’s Administrative Judiciary Court. These cases have been adjourned by the Commissioners of the Cairo Administrative Judiciary Court to January 20, 2020 until the request submitted to the Committee for Resolution of Tax Disputes is resolved. CEMEX does not expect that such referral will prejudice ACC’s favorable legal position in this dispute. As of December 31, 2019, CEMEX does not expect a material adverse impact due to this matter in its results of operations, liquidity or financial position. In September 2012, in connection with a lawsuit submitted to a first instance court in Assiut, Egypt in 2011, the first instance court of Assiut issued a resolution in order to nullify the Share Purchase Agreement (the “SPA”) pursuant to which CEMEX acquired in 1999 a controlling interest in Assiut Cement Company. In addition, during 2011 and 2012, lawsuits seeking, among other things, the annulment of the SPA were filed by different plaintiffs, including 25 former employees of ACC, before Cairo’s State Council. After several appeals, hearings and resolutions over the years, the cases are held in Cairo’s 7th Circuit State Council Administrative Judiciary Court awaiting the High Constitutional Court to pronounce in regard to the challenges against the constitutionality of Law 32/2014 filed by the plaintiffs, which protects CEMEX’s investments in Egypt. These matters are complex and take several years to be resolved. As of December 31, 2019, CEMEX is not able to assess the likelihood of an adverse resolution regarding these lawsuits nor is able to assess if the Constitutional Court will dismiss Law 32/2014, but, regarding the lawsuits, if adversely resolved, CEMEX does not believe the resolutions in the first instance would have an immediate material adverse impact on CEMEX’s operations, liquidity and financial condition. However, if CEMEX exhausts all legal recourses available, a final adverse resolution of these lawsuits, or if the Constitutional Court dismisses Law 32/2014, this could adversely impact the ongoing matters regarding the SPA, which could have a material adverse impact on CEMEX’s operations, liquidity and financial condition. In connection with the legal proceedings presented in notes 24.1 and 24.2, the exchange rates as of December 31, 2019 used by CEMEX to convert the amounts in local currency to their equivalents in dollars were the official closing exchange rates of 3.79 Polish zloty per dollar, 0.8917 Euro per dollar, 0.7550 British pounds sterling per dollar and 16.0431 Egyptian pounds per dollar. In addition to the legal proceedings described above in notes 24.1 and 24.2, as of December 31, 2019, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/ or concessions; and 5) other diverse civil, administrative, commercial and lawless actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency but has not disclosed the estimate of the range of potential loss.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 197 24.3) OTHER SIGNIFICANT PROCESSES In connection with the cement plant located in the municipality of Maceo in Colombia, as described in note 14.1, as of December 31, 2019, the plant has not initiated commercial operations considering several significant processes for the profitability of the investment. The evolution and status of the main issues related to such plant are described as follows: Memorandums of understanding In August 2012, CEMEX Colombia signed a memorandum of understanding (the “MOU”) with the representative of the entity CI Calizas y Minerales S.A. (“CI Calizas”), for the acquisition and transfer of assets mainly comprising land, the mining concession and the shares of Zona Franca Especial Cementera del Magdalena Medio S.A.S. (“Zomam”) (holder of the free trade zone concession). In addition, in December 2013, CEMEX Colombia engaged the same representative of CI Calizas to also represent in the name and on behalf of CEMEX Colombia in the acquisition of certain land adjacent to the plant, signing a new memorandum of understanding (the “Land MOU”). Under the MOU and the Land MOU, CEMEX Colombia made cash advances to this representative for amounts in Colombian Pesos equivalent to approximately $13.4 million of a total of approximately $22.5 million, and paid interest accrued over the unpaid committed amount for approximately $1.2 million. These amounts considering the exchange rate as of December 31, 2016 of 3,000.75 Colombian Pesos per U.S. Dollar. In September 2016, after confirming irregularities in the acquisition processes by means of investigations and internal audits initiated in response to complaints received, which were reported to Colombia’s Attorney General (the “Attorney General”), providing the findings obtained, and considering that such payments were made in breach of the Parent Company’s and CLH’s policies, the Company decided to terminate the employment relationship with then those responsible for the Planning and Legal areas and accepted the resignation of the then Chief Executive Officer. Moreover, as a result of the findings and considering the available legal opinions as well as the low likelihood of recovering those advances, in December 2016, CEMEX Colombia write off such advances from its investments in progress (note 14.1) and cancelled the remaining advance payable. Expiration of property process and other related matters After the signing of the MOU, in December 2012, a former shareholder of CI Calizas, who presumptively transferred its shares of CI Calizas two years before the signing of the MOU, was linked to a process of expiration of property initiated by the Attorney General. Amongst other measures, the Attorney General ordered the seizure and consequent suspension of the right to dispose the assets subject to the MOU, including the shares of Zomam acquired by CEMEX Colombia before the beginning of such process. As a third party acting in good faith and free of guilt, CEMEX Colombia joined the expiration of property process fully cooperating with the Attorney General. As of December 31, 2019, it is estimated that a final resolution in the ongoing expiration of property process, under which is about to begin the evidentiary phase, may take between 10 and 15 years from its beginning. As of December 31, 2019, pursuant to the expiration of property process of the assets subject to the MOU and the failures to legally formalize the purchases under the Land MOU, CEMEX Colombia does not have the legal representation of Zomam, is not the rightful owner of the land and is not the assigned entity of the mining concession. In addition, there is an ongoing criminal investigation that resulted in a legal resolution by means of which an indictment was issued to two of the Company’s former officers and to CI Calizas’ representative. CEMEX is not able to anticipate the actions that criminal judges may impose against these people.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 198 Lease contract, mandate agreement and operation contract In July 2013, CEMEX Colombia signed with the provisional depository designated by the former Drugs National Department (then depository of the assets subject to the expiration of property process), which functions after its liquidation were assumed by the Administrator of Special Assets (Sociedad de Activos Especiales S.A.S. or the “SAE”), a lease contract for a period of five years by means of which CEMEX Colombia was duly authorized to build and operate the plant (the “Lease Contract”). Moreover, in 2014, the provisional depository granted a mandate (the “Mandate”) to CEMEX Colombia for an indefinite period for the same purpose of continuing the construction and operation of the plant. On July 15, 2018, the aforementioned Lease Contract expired. On April 12, 2019, CEMEX Colombia, CCL and another of its subsidiaries reached a conciliatory agreement with the SAE and CI Calizas before the Attorney General’s Office and signed a contract of Mining Operation, Manufacturing and Delivery Services and Leasing of Properties for Cement Production (the “Operation Contract”), which will allow CEMEX Colombia to continue using the assets subject to the aforementioned expiration of property process for an initial term of 21 years that can be renewed for 10 additional years, provided that the extension of the mining concession is obtained. The Operation Contract was signed by CI Calizas and Zomam with the authorization of the SAE as delegate of these last two companies, considering the following terms: As consideration for entering into the agreement, CEMEX Colombia and/or a subsidiary will pay to CI Calizas and Zomam the following amounts in Colombian Pesos equivalent: a) an annual payment of $15 to CI Calizas for the use of land that will be adjusted annually for changes in the Consumer Price Index; b) a single payment for the rental of the aforementioned land from July 2013 to the signing date, based on the agreed upon rental amounts, reducing the lease payments made by CEMEX Colombia prior to the signing of the Operation Contract; c) an additional single payment in Colombian Pesos equivalent to $305 already paid for considerations not received during the negotiations of the Operation Contract; and d) a payment for the limestone extracted to date for an amount in Colombian Pesos equivalent to $1 million payable in two installments, the first already paid and the second a year after the signing of the Operation Contract. Once the Maceo Plant begins commercial operations, CEMEX Colombia and/or a subsidiary will pay on a quarterly basis: a) 0.9% of the net sales resulting from the cement produced in the plant as compensation to CI Calizas for the right of CEMEX Colombia to extract and use the mineral reserves; and b) 0.8% of the net sales resulting from the cement produced in the plant as payment to Zomam for cement manufacturing and delivery services, as long as Zomam maintains the Free Zone benefit, or, 0.3% of the aforementioned net sales exclusively for the use of equipments, in case that Zomam losses the benefits as Free Trade Zone. The Operation Contract will continue in force regardless of the result in the expiration of property process, except that the applicable criminal judge would recognize ownership rights of the assets under expiration of property to CEMEX Colombia and its subsidiary, in which case the Operation Contract would no longer be needed and would be early terminated. Under the presumption that CEMEX Colombia conducted itself in good faith, CEMEX considers that it will be able to keep ownership of the plant, and that the rest of its investments are protected by Colombian law, under which, if a person builds on the property of a third party, with full knowledge of such third party, this third party may: a) take ownership of the plant, provided a corresponding indemnity to CEMEX Colombia, or otherwise, b) oblige CEMEX Colombia to purchase the land. Nonetheless, had this not be the case, CEMEX Colombia would take all necessary actions to safeguard its rights. In the event that the expiration of property over the assets subject to the MOU is ordered in favor of the State, if the assets were adjudicated to a third party in a public tender offer, considering the signing of the Operation Contract, such third party would have to subrogate to the Operation Contract. As of December 31, 2019, CEMEX is not able to estimate whether the expiration of property over the assets subject to the MOU will be ordered in favor of the State, or, if applicable, if the assets would be adjudicated to a third party in a public tender offer.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 199 Status in connection with the commissioning of the Plant On September 3, 2019, CEMEX Colombia was notified of the resolution issued by Corantioquia’s Directive Council, the regional environmental authority, regarding to the approval for the subtraction from the Integrated Management District (“IMD”) of the Canyon of the Alicante River of 169.2 hectares corresponding to the surface of the Maceo Plant. As of December 31, 2019, after the signing of the Operation Contract and the subtraction of the plant’s surface from the IMD, the commissioning of the Maceo Plant and the conclusion of the access road remain suspended until favorable resolutions would be obtained in other significant procedures in process with the respective authorities to guarantee the commissioning of the plant, such as: a) modify the land use where the project is located to harmonize it with industrial and mining use; b) modify the environmental license to expand the extraction capacity of limestone, essential raw material for the production of cement, up to 990 thousand tons per year; and c) obtaining several permits for the conclusion of the access road. CEMEX Colombia continues to work to address these issues as soon as possible and limits its activities to those on which it has the relevant authorizations. As of December 31, 2019, CEMEX continues working intensively in the necessary processes for the commissioning of the plant, nonetheless, at this date, the Company cannot provide a precise date for the plant’s startup. 25) RELATED PARTIES All significant balances and transactions between the entities that constitute the CEMEX group have been eliminated in the preparation of the consolidated financial statements. These balances with related parties resulted primarily from: (i) the sale and purchase of goods between group entities; (ii) the sale and/or acquisition of subsidiaries’ shares within the CEMEX group; (iii) the invoicing of administrative services, rentals, trademarks and commercial name rights, royalties and other services rendered between group entities; and (iv) loans between related parties. Transactions between group entities are conducted on arm’s length terms based on market prices and conditions. When market prices and/or market conditions are not readily available, CEMEX conducts transfer pricing studies in the countries in which it operates to assure compliance with regulations applicable to transactions between related parties. The definition of related parties includes entities or individuals outside the CEMEX group, which, due to their relationship with CEMEX, may take advantage of being in a privileged situation. Likewise, this applies to cases in which CEMEX may take advantage of such relationships and obtain benefits in its financial position or operating results. CEMEX’s transactions with related parties are executed under market conditions. For the years ended December 31, 2019, 2018 and 2017, in ordinary course of business, CEMEX has entered into transactions with related parties for the sale and/or purchase of products, sale and/or purchase of services or the lease of assets, all of which are not significant for CEMEX and to the best of CEMEX’s knowledge are not significant to the related party, are incurred for non-significant amounts for CEMEX and are executed under market terms and conditions following the same commercial principles and authorizations applied to other third parties. These identified transactions, as applicable, are approved or ratified at least annually by the Parent Company’s Board of Directors. For CEMEX, none of these transactions are material to be disclosed separately. In addition, for the years ended December 31, 2019, 2018 and 2017, the aggregate amount of compensation of CEMEX, S.A.B. de C.V. Board of Directors, including alternate directors, and CEMEX’s top management executives was $40, $38 and $47, respectively. Of these amounts, $34 in 2019, $29 in 2018, $35 in 2017, were paid as base compensation plus performance bonuses, including pension and post-employment benefits. In addition, $6 in 2019, $9 in 2018 and $12 in 2017 of the aggregate amounts in each year, corresponded to allocations of Parent Company CPOs under CEMEX’s executive share-based compensation programs.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 200 26) SUBSEQUENT EVENTS On January 8, 2020, in connection with the assets held for sale in the United Kingdom (note 4.2), CEMEX announced that one of its subsidiaries signed an agreement for the sale of such assets to Breedon Group plc, for a total consideration of $235, which includes approximately $31 of debt. Furthermore, on January 20, 2020, the Competition and Markets Authority (the “CMA”) served an initial enforcement order on Breedon Group plc, Breedon Southern Limited and CEMEX Investments Limited in relation to the proposed acquisition of a portfolio of assets by Breedon Group plc from CEMEX Investments Limited. The initial enforcement requires both companies to operate separately while the CMA reviews the deal. CEMEX expects to finalize this divestment during the second quarter of 2020. On January 8, 2020, in connection with the tax proceeding related to the year 2012 in Colombia, CEMEX Colombia was notified of the resolution that concludes the reconsideration request in which, the Tax Authority confirmed the official settlement in all respects. CEMEX Colombia has a period of fourth months to appeal this resolution before the administrative courts. Notwithstanding this resolution, in this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; but if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of CEMEX.

Company Overview | How We Create Value | Our Performance | Governance | Results in Detail | About This Report | 2019 CEMEX INTEGRATED REPORT 201

27) MAIN SUBSIDIARIES

As mentioned in notes 4.4 and 20.4, as of December 31, 2019 and 2018, there are non-controlling interests on certain consolidated entities that are in turn holding companies of relevant operations. The main subsidiaries as of December 31, 2019 and 2018, which ownership interest is presented according to the interest maintained by CEMEX, were as follows:

Subsidiary	Country	% Interest 2019	% Interest 2018
CEMEX México, S. A. de C.V. [1]	Mexico	–	100.0
CEMEX España, S.A. [2]	Spain	99.9	99.9
CEMEX, Inc.	United States of America	100.0	100.0
CEMEX Latam Holdings, S.A. [3]	Spain	73.2	73.2
CEMEX (Costa Rica), S.A.	Costa Rica	99.2	99.1
CEMEX Nicaragua, S.A.	Nicaragua	100.0	100.0
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia S.A. [4]	Colombia	99.7	99.9
Cemento Bayano, S.A. [5]	Panama	100.0	100.0
CEMEX Dominicana, S.A.	Dominican Republic	100.0	100.0
Trinidad Cement Limited	Trinidad and Tobago	69.8	69.8
Caribbean Cement Company Limited [6]	Jamaica	79.0	79.0
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
CEMEX Holdings Philippines, Inc. [7]	Philippines	66.8	55.0
Solid Cement Corporation [7]	Philippines	100.0	100.0
APO Cement Corporation [7]	Philippines	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Czech Republic, s.r.o.	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX SIA	Latvia	–	100.0
CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC [8]	United Arab Emirates	100.0	100.0
Neoris N.V. [9]	The Netherlands	99.8	99.8
CEMEX International Trading LLC [10]	United States of America	100.0	100.0
Transenergy, Inc. [11]	United States of America	100.0	100.0

[1] Effective among the participants beginning December 1, 2019, the corporate reorganization approved on November 13, 2019 was formalized, by means of which, CEMEX, S.A.B. de C.V. merged and absorbed CEMEX México, S.A. de C.V. and Empresas Tolteca de México S.A. de C.V., among other México, subsidiaries merged by the Parent Company as part of the aforementioned reorganization. The merge of CEMEX México, S.A. de C.V., and Empresas Tolteca de México, S.A. de C.V. was registered in the Public Registry of Commerce in Monterrey on December 12, 2019 and November 26, 2019, respectively, and both will be effective with third-parties three months after such applicable date.

[2] CEMEX España is the indirect holding company of most of CEMEX's international operations.

[3] The interest reported excludes own shares held in CLH's treasury. CLH, incorporated in Spain, trades its ordinary shares in the Colombian Stock Exchange under the symbol CLH, and is the indirect holding company of CEMEX's operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua and El Salvador (note 20.4).

[4] Represents CEMEX's direct and indirect interest of 99.74% and 98.93% interest in ordinary and preferred shares, respectively. The interest reported excludes shares held in CEMEX Colombia, S.A.'s treasury.

[5] Includes a 0.515% interest held in Cemento Bayano's treasury.

[6] Represents the aggregate ownership interest of CEMEX in this entity of 79.04%, which includes TCL's direct and indirect 74.08% interest.

[7] Represents CHP direct and indirect interest. CEMEX's operations in the Philippines are conducted through CHP, subsidiary incorporated in the Philippines which since July 2016 trades its ordinary shares on the Philippines Stock Exchange under the symbol CHP (note 20.4).

[8] CEMEX owns a 49% equity interest in each of these entities and holds the remaining 51% of the economic benefits, through agreements with other shareholders.

[9] Neoris N.V. is the holding company of the entities involved in the sale of information technology solutions and services.

[10] CEMEX International Trading, LLC is involved in the international trading of CEMEX's products.

[11] Formerly named Gulf Coast Portland Cement Co., it is engaged in the procurement and trading of fuels, such as coal and petroleum coke, used in certain operations of CEMEX.

GRI 102-45

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 202 INDE P E NDE N T AUDI T OR S’ R E P OR T To the Board of Directors and Stockholders CEMEX, S.A.B. de C.V. OPINION We have audited the consolidated financial statements of CEMEX, S.A.B. de C.V. and subsidiaries (“the Group”), which comprise the consolidated statements of financial position as at December 31, 2019 and 2018, the consolidated income statements, statements of comprehensive income (loss), changes in stockholders’ equity and cash flows for the years ended December 31, 2019, 2018 and 2017, and notes to the consolidated financial statements, comprising significant accounting policies and other explanatory information. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2019, 2018 and 2017 in accordance with International Financial Reporting Standards (IFRS). BASIS FOR OPINION We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. EMPHASIS OF MATTER We draw attention to Note 2.1 of the consolidated financial statements, which describes the effects of a change in the presentation currency of the Group. Our opinion is not modified in respect of this matter.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 203 KEY AUDIT MATTERS Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. EVALUATION OF THE GOODWILL IMPAIRMENT ANALYSIS FOR CERTAIN CASH-GENERATING UNITS The key audit matter As discussed in note 15.2 to the consolidated financial statements, the goodwill balance as of December 31, 2019 was $9,562 million, of which $7,469 million related to the United States of America (USA) cash-generating unit (CGU), $494 million to the Spanish CGU, and $296 million to the Colombian CGU. The goodwill balance represented 33% of the Group’s total consolidated assets as of December 31, 2019. We identified the evaluation of the goodwill impairment analysis for these three CGUs as a key audit matter because the estimated fair value involved a high degree of subjectivity. Specifically, the long-term growth rate and the discount rate assumptions used to calculate the fair value of the CGUs are complex and minor changes to these assumptions have a significant effect on the Group’s discounted cash flow forecasts. How the matter was addressed in our audit The primary procedures we performed to address this key audit matter included the following: We performed sensitivity analyses over the long-term growth rate and the discount rate assumptions to assess their impact on the determination of the fair value of the USA, Spanish and Colombian CGUs. We evaluated the Group’s forecasted long-term growth rates for these CGUs by comparing the growth assumptions to publicly available data. We compared the Group’s historical cash flow forecasts to actual results to assess the Group’s ability to accurately forecast. In addition, we involved our valuation specialists, who assisted in: — Evaluating the discount rate used in the valuation, by comparing it with a discount rate range that was independently developed using publicly available data for comparable entities; and — Developing an estimate of the USA, Spanish and Colombian CGUs’ fair value using the Group’s cash flow forecasts and determining an independently developed discount rate, and comparing the results of our estimates to the Group’s fair value estimates.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 204 EVALUATION OF CERTAIN TAX AND LEGAL CONTINGENCIES The key audit matter As discussed in notes 19.4 and 24 to the consolidated financial statements, the Group is involved in certain tax and legal proceedings in Mexico (Corporate), Spain, Egypt and Colombia. The Group records provisions for these proceedings when it is probable that an outflow of resource will be required to settle a present obligation and when the outflow can be estimated. The Group discloses a contingency whenever the likelihood of loss from the proceedings is considered possible or when it is considered probable but it is not possible to estimate the amount of the outflow. We identified the evaluation of certain tax and legal proceedings and the related provisions recognized and/or disclosures made as a key audit matter because it requires significant judgment and effort. This is specifically due to the nature of the estimates and assumptions, including judgments about the likelihood of loss and the amounts that would be paid in the event of loss. How the matter was addressed in our audit The primary procedures we performed to address this key audit matter included the following: We evaluated the competence and capabilities of the internal and external specialists of the Group that assessed the likelihood of loss and the estimate of the outflow of resources. In addition, we assessed the amounts recorded and/or disclosed by: — Reading letters received directly from the Group’s external and internal specialists that evaluated and quantified the Group’s probable or reasonably possible monetary exposure to the tax and legal proceedings; — For certain tax and legal proceedings, we compared these assessments and estimates to those made by the Group and evaluated the sufficiency of the Group’s tax and legal contingency disclosures; and — Reading the latest correspondence between the Group and the various tax authorities or plaintiffs and internal and external specialists of the Group, where applicable. We also involved our tax and legal specialists, who assisted in evaluating the conclusions reached by the Group. We assessed that the disclosures reflect the underlying facts and circumstances of each tax and legal proceeding.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 205 OTHER INFORMATION Management is responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended December 31, 2019, to be filed with the National Banking and Securities Commission (Mexico) (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores) (“the Annual Report”) but does not include the consolidated financial statements and our auditors’ report thereon. The Annual Report is expected to be made available to us after the date of this auditors’ report. Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance. RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Group’s financial reporting process. AUDITORS’ RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also: – Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. – Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. – Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 206 – Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern. – Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. – Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. C.P.C. Joaquín Alejandro Aguilera Dávila KPMG Cárdenas Dosal, S.C. Monterrey, N.L. February 5, 2020

Company Overview | How We Create Value | Our Performance | Governance | Results in Detail | About This Report

2019 CEMEX INTEGRATED REPORT 207

NON-FINANCIAL INFORMATION

HEALTH AND SAFETY[1]	2017	2018	2019
Fatalities (No.)			
Employees	3	0	**1**
Contractors	7	5	**5**
Employee Fatality Rate (per 10,000 employees)	0.7	0.0	**0.2**
Lost Time Injuries (LTIs) (No.)			
Employees	51	49	**50**
Contractors	68	46	**43**
Lost Time Injury Frequency Rate (LTI FR) (per million hours worked)			
Employees	0.5	0.5	**0.5**
Contractors[2]	0.7	0.6	**0.5**
Employee Lost Time Injury Severity Rate (LTI SR) (lost days per million hours worked)[2]	47.9	56.5	**56.1**
Employee Total Recordable Injury Frequency Rate (TRI FR) (per million hours worked)	3.4	2.4	**2.6**
Lost Days from Employee Lost Time Injuries (No.)[2]	1,203	1,241	**1,000**
Employee Sickness Absence Rate (%)	1.6	1.5	**1.6**
Employee Occupational Illness Frequency Rate (OIFR) (incidents per million hours worked)[2]	0.2	0.2	**0.2**
Sites with a Health and Safety Management System implemented (%)	100	100	**100**
Sites certified with OHSAS 18001 (%)[2]	69	64	**67**

OUR PEOPLE	2017	2018	2019
Workforce by region (No.)			
Mexico	9,285	9,697	**9,290**
United States	8,380	8,617	**8,866**
Europe	10,413	10,720	**9,852**
Asia, Middle East and Africa	3,084	3,047	**2,976**
South, Central America and the Caribbean	5,869	5,701	**5,660**
Others[3]	3,847	4,242	**3,996**
Total	40,878	42,024	**40,640**
Workforce by type of employment contract (%)			
Permanent	94	98	**92**
Temporary	6	2	**8**
Workforce by employment type (%)			
Full-time	99	97	**99**
Part-time	1	3	**1**
Workforce by position (%)			
Executive	7	13	**12**
Non-executive	38	29	**34**
Operational	55	58	**54**

SASB: EM-CM-320a.1

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2019 CEMEX INTEGRATED REPORT 208

OUR PEOPLE	2017	2018	2019
Workforce by age (%)			
Under 30	18	17	**15**
31-40	31	30	**30**
41-50	27	27	**27**
51 and over	24	26	**28**
Workforce by gender (%)			
Male	86	86	**85**
Female	14	14	**15**
Female employees by position (%)			
Executive	21	20	**30**
Non-executive	31	33	**34**
Operational	2	3	**2**
Women to men remuneration ratio by region			
Mexico	–	1.51	**0.83**
United States	–	1.08	**0.93**
Europe	–	0.95	**0.92**
Asia, Middle East and Africa	–	1.47	**1.12**
South, Central America and the Caribbean	–	1.33	**0.96**
Others[1]	–	0.32	**0.54**
Total	–	0.99	**0.93**
Women to men remuneration ratio by position			
Executive	–	0.84	**0.71**
Non-executive	–	0.98	**1.00**
Operational	–	0.87	**0.98**
Employee highest to median compensation ratio by region			
Mexico	–	65.2	**78.4**
United States	–	26.1	**23.1**
Europe	–	14.4	**12.5**
Asia, Middle East and Africa	–	20.8	**23.4**
South, Central America and the Caribbean	–	17.1	**65.1**
Others[1]	–	90.4	**47.5**
Total	–	38.3	**25.0**

OUR PEOPLE	2017	2018	2019
CEMEX entry level vs. local minimum wage ratio by region			
Mexico	1.3	1.3	**1.2**
United States	1.5	1.6	**2.7**
Europe	1.1	1.1	**1.2**
Asia, Middle East and Africa	1.6	1.1	**1.0**
South, Central America and the Caribbean	1.2	2.7	**3.0**
Others[1]	4.9	7.3	**2.1**
Total	1.4	2.1	**4.1**
Increase in annual compensation by region (%)			
Mexico	4.0	6.8	**5.0**
United States	3.0	3.0	**3.2**
Europe	2.0	2.9	**3.2**
Asia, Middle East and Africa	6.9	6.0	**5.8**
South, Central America and the Caribbean	5.2	4.8	**3.7**
Others[1]	4.6	6.5	**5.3**
Total	3.7	4.5	**4.3**
Employee Turnover (%)			
Voluntary	12.5	11.5	**10.4**
Involuntary	14.0	8.3	**10.9**
Total	26.5	19.7	**21.4**
Employee Voluntary Turnover by gender (%)			
Male	13.0	11.4	**10.4**
Female	9.7	11.9	**10.5**
Employee Voluntary Turnover by age (%)			
Under 30	18.6	19.7	**21.1**
31-40	14.9	12.6	**11.9**
41-50	9.5	8.5	**7.4**
51 and over	8.4	7.9	**6.4**
Employee Involuntary Turnover by gender (%)			
Male	14.8	8.6	**11.5**
Female	9.2	6.5	**7.9**
Employee Involuntary Turnover by age (%)			
Under 30	15.4	11.7	**16.2**
31-40	14.8	8.9	**11.4**
41-50	12.8	7.2	**9.3**
51 and over	13.3	6.4	**9.2**

GRI 102-41

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OUR PEOPLE	2017	2018	2019
Employees covered by a collective bargaining agreement by region (%)			
Mexico	60	58	**58**
United States	30	29	**28**
Europe	36	33	**77**
Asia, Middle East and Africa	38	36	**10**
South, Central America and the Caribbean	46	44	**45**
Others[1]	0	0	**0**
Total	32	36	**36**
Notice to employees regarding operational changes (average days)	34	18	**24**
Countries with practices to promote local hiring (%)	78	74	**72**
Employee training by gender (average hours/year)			
Male	21	33	**21**
Female	17	28	**21**
Total	20	26	**23**
Employee training by position (average hours/year)			
Executive positions	26	19	**22**
Non-executive	19	31	**36**
Operational	22	21	**35**
Investment on Employee Training and Development (US million)	21.5	25.9	**17.7**
Employees that are engaged to the company [EEI - Employee Engagement Index] (%)[4]	76	76	**86**
Employee Net Promoter Score (eNPS)[4]	-	-	**32**

SUSTAINABLE CONSTRUCTION	2017	2018	2019
Installed concrete pavement, volume delivered (million m^3)	1.41	0.94	**1.12**
Green building projects under certification where CEMEX is involved (No.)	1,024	1,048	**856**
Green building projects under certification where CEMEX is involved (million m^2)	8.67	5.83	**5.25**
Annual sales from cement and ready-mix concrete products with outstanding sustainable attributes (%)[5]	-	43	**48**

COMMUNITY ENGAGEMENT	2017	2018	2019
Families participating in Patrimonio Hoy (thousand)[6]	587	602	**616**
Individuals positively impacted from Patrimonio Hoy (thousand)[6]	2,824	2,899	**2,963**
Livable space enabled by Patrimonio Hoy (thousand m^2)[6]	4,498	4,636	**4,779**
Families participating in our social and inclusive businesses (thousand)6	715	736	**756**
Individuals positively impacted from our social and inclusive businesses (thousand)[6]	3,400	3,503	**3,596**
Community partners (i.e. individuals positively impacted from our social initiatives) (thousand)[6]	14,108	16,133	**17,616**
Countries with volunteering programs (%)	71	84	**91**
Volunteering programs implemented (No.)	103	324	**497**
Individuals benefited from volunteering programs (thousand)	214	137	**227**
Employees participating in volunteering programs (No.)	9,050	4,642	**7,030**
Employee hours invested in volunteering programs (No.)	35,810	29,281	**28,031**
People with disabilities benefited from programs led by CEMEX (No.)[5]	-	1,676	**926**
Priority sites from all businesses that have implemented Community Engagement Plans (%)[5]	-	88	**92**
Cement sites that have implemented Community Engagement Plans (%)[7]	-	95	**96**
Cement sites with Local Stakeholder Management (%)[5]	-	94	**96**
Cement sites with Community Risks Mapping and Management (%)[5]	-	90	**94**

CARBON STRATEGY AND ENERGY	2017	2018	2019
Absolute gross CO_2 emissions (million ton)[9]	42.5	43.0	**38.7**
Absolute net CO_2 emissions (million ton)[9]	39.7	40.0	**36.1**
Specific gross CO_2 emissions (kg CO_2/ton of cementitious product)[9]	677	674	**667**
Specific net CO_2 emissions (kg CO_2/ton of cementitious product)[9]	636	630	**622**
Reduction in CO_2 emissions per ton of cementitious product from 1990 baseline (%)	20.7	21.6	**22.4**
Scope 1 CO_2 emissions (million ton)	42.9	43.4	**39.0**
Scope 2 CO_2 emissions (million ton)	3.6	3.6	**3.4**
CO_2 Emissions Intensity (Scopes 1 + 2)[9]	3.4	3.3	**3.2**
Clinker Factor (Cementitious) (%)	78.4	78.6	**77.8**
Alternative raw material rate (%)[10]	8.3	8.5	**9.6**
Specific heat consumption (MJ/ton clinker)	3,913	3,987	**3,999**
Specific power consumption (kWh/ton cem)	120	121	**122**
Fuel Consumption (TJ)	201,681	208,154	**186,190**
Power Consumption (GWh)	7,542	7,761	**7,462**
Total Energy Consumption (GWh)	63,564	65,582	**59,182**
Fuel Mix (%)			
Primary Fuels	73.8	72.9	**72.0**
Petroleum coke	39.0	37.0	**39.3**
Coal	28.0	25.8	**26.3**
Fuel oil + Diesel	3.8	4.4	**0.7**
Natural gas	3.0	5.8	**5.7**

SASB: EM-CM-110a.1, EM-CM-110a.2 EM-CM-130a.1, EM-CM-150a.1

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2019 CEMEX INTEGRATED REPORT 210

CARBON STRATEGY AND ENERGY	2017	2018	2019
Alternative Fuels	26.2	27.1	**28.0**
Fossil-based waste	15.9	16.4	**16.8**
Biomass waste	10.3	10.7	**11.2**
Power consumption from renewable energy in cement (%)[11]	26	26	**30**

WASTE MANAGEMENT	2017	2018	2019
Hazardous waste sent for disposal (thousand ton)[12]	95.3	106.4	**2.4**
Non-hazardous waste sent for disposal (thousand ton)	250.5	307.7	**427.9**
Total waste sent for disposal (thousand ton)	345.8	414.1	**430.3**
Total consumption of waste-derived sources from other industries (thousand ton)[13]	12,499	13,230	**13,387**
Ratio of consumption from waste-derived sources from other industries vs. waste sent for disposal[13]	36	32	**31**

ENVIRONMENTAL AND QUALITY MANAGEMENT	2017	2018	2019
Sites with CEMEX Environmental Management System (EMS) implemented (%)	88	89	**91**
Cement[13]	98	97	**97**
Ready-mix	88	88	**90**
Aggregates	87	93	**93**
Sites with ISO 14001 Certification (%)	47	46	**47**
Cement	79	81	**95**
Ready-mix	44	43	**43**
Aggregates	55	54	**55**
Sites with ISO 9001 Certification (%)	46	47	**48**
Cement[13]	82	84	**83**
Ready-mix	45	46	**47**
Aggregates	43	41	**42**
Environmental investment (US million)	83	83	**80**
Environmental incidents (No.)			
Category 1 (Major)	0	1	**0**
Category 2 (Moderate)	37	37	**30**
Category 3 (Minor)	216	238	**398**
Complaints	81	114	**154**
Social Incidents (No.)[14]	-	80	**113**
Environmental fines above US$10,000 (No.)	2	2	**4**
Total Environmental fines (No.)[15]	56	37	**49**
Environmental fines above US$10,000 (US million)	0.08	0.44	**0.16**
Total Environmental fines (US million)	0.39	0.58	**0.23**

AIR QUALITY MANAGEMENT	2017	2018	2019
Clinker produced with continuous monitoring of major emissions (dust, NOx and SOx) (%)	92	98	**97**
Clinker produced with monitoring of major and minor emissions (dust, NOx, SOx, Hg, Cd, Tl, VOC, PCDD/F) (%)	80	80	**80**
Absolute dust emissions (ton/year)	2,214	1,911	**1,553**
Specific dust emissions (g/ton clinker)	47	39	**36**
Absolute NOx emissions (ton/year)	57,973	56,228	**49,415**
Specific NOx emissions (g/ton clinker)	1,177	1,141	**1,109**
Absolute SOx emissions (ton/year)	10,399	11,543	**12,047**
Specific SOx emissions (g/ton clinker)	216	233	**270**
Annual reduction in dust emissions per ton of clinker from 2005 baseline (%)	84	87	**88**
Annual reduction in NOx emissions per ton of clinker from 2005 baseline (%)	43	45	**47**
Annual reduction in SOx emissions per ton of clinker from 2005 baseline (%)	67	64	**58**

WATER MANAGEMENT[16]	2017	2018	2019
Total water withdrawals by source (million m^3)	61.4	65.6	**59.0**
Surface water	22.3	18.9	**15.4**
Ground water	24.7	30.6	**30.7**
Municipal water	10.4	12.0	**10.8**
Harvested rainwater	0.4	0.3	**0.6**
Sea water	0.0	0.0	**0.0**
Quarry water used	-	-	**0.8**
External wastewater	-	-	**0.7**
Total water discharge by destination (million m^3)	22.6	24.7	**22.8**
Surface water	11.8	12.3	**15.7**
Subsurface/well water	10.2	11.1	**6.5**
Off-site water treatment	0.5	1.0	**0.7**
Ocean	0.0	0.0	**0.0**
Beneficial/other	0.2	0.2	**0.0**
Total water consumption (million m^3)	38.7	40.9	**36.1**
Cement	14.3	14.6	**13.2**
Ready-mix	11.2	13.6	**10.8**
Aggregates	13.2	12.7	**12.1**
Specific water consumption			
Cement (l/ton)	235	232	**229**
Ready-mix (l/m^3)	219	258	**214**
Aggregates (l/ton)	107	102	**100**
Sites with water recycling systems (%)	85	83	**83**

SASB: EM-CM-120a.1, SASB: EM-CM-140a.1

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2019 CEMEX INTEGRATED REPORT 211

BIODIVERSITY MANAGEMENT	2017	2018	2019
Active sites with quarry rehabilitation plans (%)	97	96	**97**
Cement	94	92	**93**
Aggregates	98	97	**98**
Active quarries located within or adjacent to high biodiversity value areas (No.)	64	58	**40**
Cement	11	10	**8**
Aggregates	53	48	**32**
Active quarries located within or adjacent to high biodiversity value areas where Biodiversity Action Plans (BAPs) are implemented (%)	69	91	**93**
Cement	73	90	**88**
Aggregates	68	92	**94**
Quarry rehabilitation plans, Biodiversity Action Plans (BAPs), and third party certification (% from target quarries)[5]	-	65	**72**

CUSTOMERS AND SUPPLIERS	2017	2018	2019
Purchases sourced from locally-based suppliers (%)	89	90	**90**
Sustainability assessment executed by an independent party for our critical suppliers (% spend evaluated)[17]	-	44	**44**
Countries that conduct regular customer satisfaction surveys (%)	100	100	**100**
Net Promoter Score (NPS)[18]	-	44	**50**

ETHICS AND COMPLIANCE	2017	2018	2019
Reports of alleged breaches to the Code of Ethics received by Local Ethics Committees (No.)	568	630	**745**
Ethics and compliance cases reported during the year that were investigated and closed (%)	73	77	**83**
Disciplinary actions taken as a result of reports of non-compliance with the Code of Ethics, other policies or the law (No.)	185	166	**313**
Target countries that participated on the Global Compliance Program (anti-trust and antri-bribery) (%)	100	100	**100**
Countries with local mechanisms to promote employee awareness of procedures to identify and report incidences of internal fraud, kickbacks, among others (%)	100	100	**100**
Investigated incidents reported and found to be true related to fraud, kick-backs among others corruption incidents to government officials (No.)	0	0	**0**
Implementation of Ethics and Compliance Continuous Improvement Program (%)[5]	-	50	**87**

FOOTNOTES:

1 KPIs calculated according to the Global Cement and Concrete Association (GCCA) Sustainability Guidelines for the monitoring and reporting of safety in cement manufacturing

2 Cement only

3 Includes Neoris and employees performing corporate functions in different locations

4 Measured through our Work Force Experience survey, change in methodology starting 2019

5 New KPI to be reported as of 2018

6 Cumulative figures as of year 1998

7 Coverage would be 100% if excluding recently acquired TCL operations

8 Calculation according to the GCCA Sustainability Guidelines for the monitoring and reporting of CO_2 emissions from cement manufacturing

9 Scopes 1 + 2 per total revenues in thousand US$

10 As of 2019, calculation according to GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing. Historical figures have been recalculated accordingly to make them comparable

11 Includes direct supply contracts plus renewable share from the power grid

12 Due to changes in local regulation, waste previously considered as hazardous were classified as non-hazardous accordingly

13 Reduction due to portfolio divestments

14 Starting from 2018 social incidents are also monitored and registered as part of the CEMEX Environmental Incidents Global Report

15 Historical figures were adjusted showing confirmed fines only

16 As of 2019, classification according to GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing

17 New KPI replaces our former supplier sustainability assessment goal now prioritizing critical suppliers' assessment

18 After its standarization across all our business units this new indicator has been adopted as a key measure of our customers' satisfaction

GRI 102-48, GRI 102-49

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2019 CEMEX INTEGRATED REPORT 212

PROGRESS AGAINST OUR SUSTAINABILITY 2020 TARGETS

We strive to have a positive impact on society

	2019	TARGETS 2020	TARGETS ANNUAL
ECONOMIC			
Annual ready-mix sales derived from products with outstanding sustainable attributes (%)	30		≥ 25
ENVIRONMENTAL			
Alternative fuels rate (%)	28	35	
Reduction in CO_2 emissions per ton of cementitious vs. 1990 baseline (%)	22.4	25	
Clinker produced with continuous monitoring of major emissions (CEMS) dust, NO_x, SO_x (%)	97	100	
Reduction in dust emissions per ton of clinker from 2005 baseline (%)	88		≥ 70
Reduction in NO_x emissions per ton of clinker from 2005 baseline (%)	47		≥ 40
Reduction in SO_x emissions per ton of clinker from 2005 baseline (%)	58		≥ 55
Quarries with high biodiversity value where Biodiversity Action Plans (BAPs) are implemented (%)	93	100	
SOCIAL			
Community partners (i.e., individuals positively impacted by our social initiatives) (million people since 1998)	17.6	≥ 15	
GOVERNANCE			
Total fatalities (employees and contractors) (No.)[1]	6	0	
Employee Lost Time Injury Frequency Rate (per million hours worked)	0.5	0.3	
Countries that conduct regular customer satisfaction surveys (%)	100	≥ 90	
Global procurement spend assessed under the Supplier Sustainability Program (%)	44	≥ 55	
Employees that perceive they are enabled to perform their job effectively [PEI – Performance Enablement Index] (%)	[2]	83	
Employees that are engaged with the company (EEI - Employee Engagement Index) (%)[3]	86	80	
Executives and employees actively aware of our Code of Ethics (%)[4]	77	≥ 90	
Target countries that participated on Global Compliance Program covering antitrust, anti-bribery and insider trading (%)	100		≥ 90
Ethics and compliance cases reported in the year that were investigated and closed (%)	83		≥ 90

1 During 2019, three third-party fatalities occurred.
2 Will no longer be measured in employee engagement survey, due to change in methodology and KPI evolution.
3 Measured through our employee engagement survey; change in methodology starting 2019 and evolution to eNPS.
4 Measured every three years through our Global Ethics Survey. Next survey will take place in 2020.

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2019 CEMEX INTEGRATED REPORT 213

DIRECT ECONOMIC IMPACTS

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES
IN MILLIONS OF US DOLLARS
AS OF DECEMBER 31, 2019

	IFRS 2017	IFRS 2018	IFRS 2019
CUSTOMERS: Net sales [1]	13,635	13,531	**13,130**
SUPPLIERS: Cost of sales and operating expenses [2]	8,971	8,675	**8,554**
EMPLOYEES AND THEIR FAMILIES: Wages and benefits [3]	2,090	2,169	**2,198**
INVESTMENTS: CAPEX [4] plus working capital	308	1,118	**1,107**
CREDITORS: Net financial expense	821	721	**701**
GOVERNMENT: Taxes	249	230	**179**
COMMUNITIES: Donations [5] as % of pre-tax income	0.76%	0.78%	**1.95%**
SHAREHOLDERS: Dividends [6]	0	0	**150**
OTHERS	46	108	**(4)**
FREE CASH FLOW FROM DISCONTINUED OPERATIONS [7]	(6)	(132)	**(71)**
CONSOLIDATED FREE CASH FLOW	1,151	636	**461**
NET INCOME (LOSS) before taxes & non controlling interest net income (loss)	726	718	**253**

1 Excludes sales of assets
2 Excludes depreciation and amortization
3 Wages and benefits include non-operational and operational employees
4 Capital expenditures for maintenance and expansion
5 Donations as percentage of pre-tax income
6 Dividends paid in cash, this effect doesn't affect the Consolidated Free Cash Flow, it is presented below FCF
7 Free Cash Flow from Pacific Northwest, Pipe and Brazil operations 2018-2019 free cash flow from Latvia & Nordics, part of Germany, France, UK and Spain white cement.

Company Overview | How We Create Value | Our Performance | Governance | Results in Detail | About This Report
2019 CEMEX INTEGRATED REPORT 214

OUR SUSTAINABILITY CREDENTIALS

DOW JONES SUSTAINABILITY MILA PACIFIC ALLIANCE INDEX

CEMEX S.A.B. de C.V. was included in this new Index launched by S&P Dow Jones Indices (S&P DJI), International Finance Corporation (IFC), RobecoSAM and the Exchanges of the Mercado Integrado Latinoamericano (MILA).

MSCI EM LATIN AMERICA ESG LEADERS INDEX

CEMEX S.A.B. de C.V. was selected as member of the MSCI ESG Leaders Indexes constructed by applying a Best-in-Class selection process to companies in the regional indexes that make up MSCI ACWI.

CDP

In 2019, CDP raised its rating of CEMEX from B in 2018 to A for the company's commitment to climate protection. The rating upgrade reflects CEMEX's improvement in governance, risk management, CO_2 emissions reduction initiatives, low carbon products, and value chain engagement.

FTSE4GOOD INDEX SERIES

CEMEX became a member of this Index created by the global index provider FTSE Russell to measure the performance of companies demonstrating strong Environmental, Social and Governance (ESG) practices.

MEXICAN STOCK EXCHANGE SUSTAINABILITY INDEX

CEMEX remained in this index, as it has been since the Index inception in 2011, and received the highest Sustainability total score among all constituents.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 215
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Independent Limited Assurance Report on Key Indicators of Sustainability Performance (Non-FI nancial Information)
To Ihe Board or Directors of CEMEX, SAB. de C-V
We were engaged by the Administration of CEMEX, S.A.B, deC.V. (hereinafter referred to “CEMEX”) to report on the indicators prepared and presented by the Corporate Sustainability Department of CEMEX The Indicators”) contained In the CEMEX 2019 Integrated Report, for the period from January 1 St to December 31 at, 2019 (“the Report”), as detailed in the third paragraph of this document, in (he form of an independent conclusion of limited assurance, as to whether, based or our work and evidence obtained, nothing drew our attention, which led US$ to believe that the indicators are not prepared in all material aspects, in accordance with the criteria established in the Standard for Sustainability Assurance AAfOOOAP (Accountability Principle Standard. 2018), the standards of the Global Cement and Concrete Association (“GCCA”) and with the internal procedure of CEMEX called Social and Environmental Incident Reporting Procedure
Our work consisted in visiting nine cement plants located across the regions where CEMEX operates. This accounted Tor 22.8% of the total CO? emissions of scope 1 and 2 of CEMEX, and 17% of total Dust, NOrand SO? emissions
The indicators that are the object of limited assurance work were the following:
Scope 1 and 2 of CO? emissions according to the GCCA Sustainability Guidelines for the monitoring and reporting of Commissions from cement manufacturing including:
Total direct gross and net Commissions.
Specific gross and net Commissions per ton of cementitious material.
Indirect Commissions.
Circular economy indicators according to the GCCA Sustainability Guidelines for coprocessing fuels and raiw materials in cement man ufaclu ring, including:
Alternative fuel rate (used in kilns).
Biomass fuel rate (used in kilns).
Specific heat consumption (or clinker production.
Alternative raw materials rate. .
Clinker / cement [equivalent) factor.
Health and safety indicators in accordance with the GCCA Sustainability Guidelines for the monitoring and reporting of safety in cement and concrete manufacturing, including:
Fatality rate of direct employees.
N u mber of fata lilies of d i rect employees, contractors/subcontractors andthirdpartiss.
Lost time injury frequency rale of direct employees.
Lost time injury frequency rale for contractors and subcontractors (on site).
Lost time injury severity rate of direct employees.
Other emissions according to the GCCA Sustainability Guidelines for the monitoring and reporting or emissions from cement manufacturing, including:
Overall coverage rate.
+ Coverage rate con tin uou s emiss ions mea su rement.
Absolute and specific dust emissions.
Absolute and specific Commissions.
Absolute and specific Commissions
Absolute and specific Commissions of VOCITHC, PCDD / F. Hg, HM1 and HM2.
Coverage rate of the pollutants previously mentioned.
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Biodiversity indicators according lo the GCCA Sustainability Guidelines for quarry rehabilitation and biodiversity management, including:
Percentage of quarries with high biodiversity vafue where a biodiversity management plan has been implemented.
Percentage of quarries where a rehabilitation plan has been implemented.
Water indicators according to the GCCA Sustainability Guidelines for (he monitoring and reporting or water in cement manufacturing, including:
Total water withdrawal by source [GRI 303-1) for cement plants.
Number of Environmental Incidents Category 1 and 2 as defined in the internal procedure of CEMEX called Social and Environmental Incident Reporting Procedure.
Number of Social Incidents Category 1 and 2 as defined In the internal procedure of CEMEX called Social and Environments! Incident Reporting Procedure.
Responsibilities of the Administration
The Corporate Sustainability Department: is responsible for preparing the information subject lo our review, free of material deviations, in accordance with the criteria. It is also in charge of preventing and detecting fraud, as well as identifying and ensuring that CEMEX complies with the laws and regulations applicable to its activities. It is its duly to ensure that: the personnel involved in the preparation of the Indicators is adequately trained, the information systems are duly updated and that any change in the presentation of data and I or in the form of reporting, includes all the units of significant reports.
Our responsibility
Our responsibility is lo review the information concerning the Indicators contained in the Report and report on It in the form of an independent conclusion of limited assurance based on the evidence obtained. We perform our work based on the International Standard on Assurance Engagements (ISAE) 3000. Assurance Engagements Other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board (IAASB). This standard requires thel we plan and perform our procedures to obtain an adequate level of security or limited reliability with respect to whether, based on our work and the evidence obtained, nothing drew our attention which led us to believe that the Indicators contained in the Report for the period from January 1st to December 31st 2019, are not prepared in all material aspects in accordance with the criteria established in the Sustainability Assurance Standard AA10QQ [Accountability Principle Standard. 201 &). the standards of Ihe Global Cement and Concrete Association (“GCCA”) and with the internal procedure of CEMEX called Social and Environmental Incident Reporting Procedure.
KPMG Cardenas Do sal. S.C. [the Firm) applies the international Standard on Quality Control and, therefore, maintains a comprehensive quality control system, including documented policies and procedures on compliance with ethical requirements, professional standards also legal and regulatory applicable

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 216
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We have complied with the requirements self independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Council of International Standards of Ethics for Accountants, which is based on the fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior
The selected procedures depend on our understanding and experience in the Indicators presented in the Report and other circumstances of the work, and our consideration of the areas in which material errors are likely to arise.
By obtaining an understanding of the Indicators contained in the Report and other circumstances of the work, we have considered the process used to prepare the Indicators, with I he purpose of designing assurance procedures that are adequate in the circumstances, but not with the purpose of expressing a conclusion as to the effectiveness of the internal control of CEMEX on the preparation of the Indicators presented in the Report
Our work also includes the evaluation of the appropriateness of the main Issue, the suitability of the criteria used by CEMEX In the preparation of the indicators, assessing the appropriateness of the methods, policies and procedures, as well as models used.
The procedures applied in a work of limited assurance differs in nature, opportunity and scope that in a work of reasonable assurance. Therefore, the level of assurance obtained in a limited assurance job is significantly less loan the assurance that would have been obtained in the case of performing reasonable assurance work.
Criteria
The criteria on which the preparation of the Indicators has been evaluated refer to the requirements established by the standards of the Global Cement end Concrete Association (”GCCA”) and with the internal procedure of CEMEX called Social and Environments! Incident Reporting Procedure. Conclusion
Our conclusion is based on and is subject to what is detailed in this report.
We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.
Based on our review and the evidence obtained, nothing has come to our attention that causes us to believe that the Indicators mentioned in the third paragraph of this report, prepared by the Corporate Sustainability Department and contained in the CEMEX 2019 Integrated Report for the period from January 1st to December 31st 20119, are not prepared in all material aspects, In accordance with the criteria established In the Sustainability Assurance Standard AA1000 (Accountability Principle Standard,. 2016). the standards of the Global Cement and Concrete Association (“GCCA”) and with the internal procedure of CEMEX called Social end Environmental Incident Reporting Procedure.
Restriction of use of our report
Our report should not be regarded as suitable to be used or relied on by any party wishing to acquire rights against us other than CEMEX Sustainability Department and toe CEMEX Board of Directors, for any purpose or fn any other context. Any party other than those mentioned above who obtains access to our report or a copy thereof and chooses to rely on our report (or any part of it) will do so at its own risk. To the fullest extent permitted by taw, we do not accept or assume any responsibility and deny any inability to any party other than CEMEX for our work, for this independent limited assurance report, or for the conclusions we have reached.
Our report is issued to CEMEX, S.A.B. de C.V. on the understanding that this report should not be copied, referenced or disclosed in whole or in part without our prior written consent.
KRMG, Cardenas Doeai, SC Alberto Dosal Montero
Monterrey Nuevo Leon
March 24th, 2020

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 217 ABOUT THIS REPORT Our integrated report provides a holistic analysis of our company’s strategic vision, performance, governance, and value creation

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 218 S C OP E A ND B OUND A R IE S GENERAL CONSIDERATIONS CEMEX, S.A.B. de C.V. is incorporated as a publicly traded variable stock corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Except as the context otherwise may require, references in this integrated report to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. REPORTING SCOPE CEMEX began publishing Environmental, Health, and Safety (EHS) reports in 1996, and has annually published its Sustainable Development Reports since 2003, covering a broad range of issues related to economic, environmental, social, and governance performance. Since 2016, our Integrated Reports are intended to provide a holistic analysis of the company’s strategic vision, performance, governance, and value creation, while fostering a more in-depth understanding of the financial and nonfinancial key performance indicators that the company uses to manage its business over the short, medium, and long term. BOUNDARY AND REPORTING PERIOD In preparation of this report, we consolidated information from all of our countries and operations. It covers our global cement, ready-mix concrete, and aggregates business lines, presenting our financial and nonfinancial performance, progress, achievements, and challenges for the 2019 calendar year, which is also the company’s fiscal year. Our materiality analysis guided our reporting process, and the issues included in this report particularly match those that CEMEX management and our stakeholders found of highest importance for our operations, as reflected in our Materiality Matrix covering both financial and sustainability issues. Unless otherwise indicated, the information provided in this report is for the company as a whole. We have included information for the operations in which we have financial and operative control. If a plant is sold, its information is no longer included in our data or considered in our targets. If we have restated certain data sets from previous years because We continually of improvements to our data-collection systems or changes to our business, each case is clearly marked. Unless something else is explicitly indicated, all mone- aim to improve tary amounts are reported in U.S. dollars. All references to “tons” are to metric tons. the transparency The information in our 2019 Integrated Report came from several sources, including internal management of each report systems and performance databases, as well as annual surveys applied across all of our countries. that we produce We continually aim to improve the transparency and completeness of each report that we produce, while streamlining our processes and the way in which we provide information. To this end, we include a limited assurance statement from KPMG, an independent organization that verified the data and calculation process for our annual indicators associated with CO2 and other emissions, health and safety, circular economy, biodiversity, environmental incidents, and water. In addition, we continued the engagement with our External Advisory Panel, whose members provide very valuable and objective feedback on our reporting every year. GRI 102-45, GRI 102-46, GRI 102-48, GRI 102-49, SASB: EM-CM-110a.1, EM-CM-110a.2, EM-CM-160a.1

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 219 DATA MEASUREMENT TECHNIQUES We employ the following protocols and techniques for measuring the sustainability key performance indicators (KPI) that we report: CO2 EMISSIONS: CEMEX reports absolute and specific CO2 emissions following the Global Cement and Concrete Association (GCCA) Sustainability Framework Guidelines and the GCCA Sustainability Guidelines for the monitoring and reporting of CO2 emissions from cement manufacturing (November 2018), based on the CEN Standard EN 19694-3 (Stationary source emissions – Determination of Greenhouse Gas (GHG) emissions in energy-intensive industries – Part 3: Cement Industry). The measurement is based on the mass balance methodology, fully described in the CEN standard on CO2 emission from the cement industry EN-19694-3, and applied through the spreadsheet of the Cement CO2 Protocol (previously known as WBCSD-CSI Cement CO2 and Energy Protocol v. 3.1). It considers direct emissions occurring from sources that are owned or controlled by the company, excluding those from the combustion of biomass that are reported separately (Scope 1) and indirect emissions from the generation of purchased electricity consumed in the company’s owned or controlled equipment (Scope 2). For countries covered by the European Union Emission Trading System (EU ETS), CO2 data corresponds to the one validated by an independent verifier in accordance with the applicable Accreditation and Verification Regulation. DUST, NOX, AND SOX EMISSIONS: Absolute and specific figures are calculated based on kiln measurements taken from Continuous Emissions Monitoring Systems (CEMs) (in those sites where kilns are equipped with such technology) or spot analysis. These methods fully comply with GCCA Guidelines for Emissions Monitoring and Reporting. All information is reported to CEMEX databases, processed, calculated, and validated to provide a final group value. The values are calculated in Standard for 0°C, 1 atmosphere and 10% Oxygen (O2) content at measuring point. ENERGY: Fuel consumption indicators are reported to internal CEMEX databases in which “conventional,” “alternative,” and “biomass fuels” are classified according to the Cement CO2 Protocol spreadsheet. Heat values are obtained from on-site analysis (where applicable), provided by suppliers or standards from recognized sources. CLINKER FACTOR AND ALTERNATIVE FUELS: All material consumption is reported to internal CEMEX databases in which “alternative materials” are defined following the standards from the GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing (Novem-ber 2018). The “clinker/cement factor” is calculated using the Basic Parameters set out in the GCCA Sustainability Framework Guidelines and according to GCCA Sustainability Guidelines for the monitoring and reporting of CO2 emissions from cement manufacturing, procedures indicated in Cement CO2 Protocol spreadsheet with information obtained from the databases. HEALTH AND SAFETY: Intelex, which feeds an internal database, collects all related health and safety information from each site and automatically provides the appropriate information to calculate the indicators. The database is configured using the GCCA definitions. H&S indicators are calculated according to the Sustainability Guidelines for the monitoring and reporting of safety in cement manufacturing, October 2019 version. ALIGNMENT WITH GLOBAL REPORTING INITIATIVE (GRI) STANDARDS In order to enhance our sustainability communication to our stakeholders and comply with internationally agreed disclosures and metrics, CEMEX uses the GRI Sustainability Reporting Standards to prepare its Sustainable Development Reports. From 2008 to 2013, we met an application level of A+ using GRI-G3. From 2014 to 2016, we applied the GRI-G4 Guidelines. Starting in 2017, we have migrated to the GRI Standards. For the Materiality Disclosures Service, GRI Services reviewed that the GRI content index is clearly presented and the references for Disclosures 102-40 to 102-49 align with appropriate sections in the body of the report. Furthermore, our GRI Content Index is cross-referenced to the UN Global Compact principles, as well as to the UN Sustainable Development Goals (SDGs). Furthermore, we have submitted the current report to the GRI requesting the Materiality Disclosures Service, which is reflected in the corresponding GRI mark. This report has been prepared in accordance with the GRI Standards: Comprehensive option. To access our 2019 GRI Content Index, go to https://www.cemex.com/sustainability/reports/global-reports. UNITED NATIONS GLOBAL COMPACT – COMMUNICATION ON PROGRESS This report also constitutes our Communication on Progress (CoP) toward the commitments of the UN Global Compact (UNGC). As a participant in the UNGC, we work to align our company’s operations and strategies with its 10 principles. As demonstrated within the content of this report, we are also committed to helping the world meet the targets of the Paris Agreement and contribute to the achievement of the UN SDGs. SUSTAINABILITY ACCOUNTING STANDARD BOARD (SASB) In 2019, we started reporting aligned to the Sustainability Accounting Standard Board (SASB) for the Construction Material industry specific requirements. To see the alignment go to the GRI Content Index. GRI 102-45, GRI 102-46, GRI 102-48, GRI 102-49, GRI 102-54, SASB: EM-CM-110a.1, EM-CM-110a.2, EM-CM-160a.1

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 220 E X T ERN A L A D V I S OR Y PA NE L ME MB E R S A ND S TAT E ME N T The Advisory Panel (henceforth referred to as “the Panel”) commends CEMEX for putting together this fourth integrated report to provide all of its stakeholders with a comprehensive overview of the company´s strategic vision, drivers of value creation, operating performance, governance, and an understanding of the key financial and non-financial topics that shape the business today, and that are likely to shape the business in the future. ADVISORY PANEL STATEMENT 2019 SCOPE OF OUR REVIEW As in previous years, the Panel members reviewed an advanced draft of CEMEX’s 2019 Integrated Report. The Panel members first convened in late November 2019 to discuss the evaluation and advisory process before being submitted the report in late January 2020, having more than one week to review this report, discuss and send back the initial feedback. In early March, a second draft of the report was received by the Panel, who for a second time shared with management detailed comments and specific suggestions for improvement in reporting and activities in general. The Panel’s comments concern current activities, recommendations, and strategic ideas proposed for exploring in the future. REPORTING FRAMEWORK, STYLE, AND IMPROVEMENTS The Panel congratulates CEMEX on crafting a report that is easy to read, has infographics that are attractive, and presents important information in a clear fashion. Also, the structure of the chapters is well organized and helps the reader to have a good understanding of the progress of the company, the risks it faces, and what CEMEX is doing to mitigate these risks. It is also pleased with CEMEX’s efforts to prepare the report in accordance with the Global Reporting Initiative (GRI) Sustainability Reporting Standards, which helps focus the analysis on the most material topics of the business, and has also helped the company with respect to the degree of transparency and openness in which the firm communicates with its stakeholders through this report. The Panel commends CEMEX on continuing to include sustainability as one of the four pillars of its business strategy. This is an important and timely development in the company that will require making a stronger link between sustainability and the commercial business, and also adjusting key performance indicators to help truly embed sustainability in CEMEX´s culture. We believe the company is right to do so, both as a responsible and a forward thinking business. The Panel looks forward to seeing in next year’s report more on how the sustainability agenda is really influencing the core business decisions. GOVERNANCE AND DIVERSITY Through the years, the Panel has encouraged CEMEX to consider the appointment of properly qualified women to the Board of Directors. This year it is positive to learn that, in 2019, one female board member was appointed, bringing to CEMEX guidance and vision especially in information technology and digitalization, an area that it is strategic for the company. The Panel continues to recommend the appointment of qualified women for the next generation of board members, as several studies have shown companies with a more diverse board (at least two females) over performed those whose boards are less diverse. Even though CEMEX board is more diverse, it does not demonstrate having specialized competence in risk management, which could potentially affect the capacity of the board in effectively overseeing the management on behalf of shareholders and other stakeholders. Additionally, with sustainability as one of the four strategic pillars of the company, the Panel commends CEMEX for including the progress of the main sustainability KPIs as part of the variable compensation for the CEO and Senior Management, however the panel recom- Margareth Flórez Executive Director of RedEAmérica Irma Gómez Ex-Undersecretary for Management, Mexican Ministry of Public Education Martin Hollands Senior Advisor on Business and Biodiversity with BirdLife International Ramón Pérez Gil President of FAUNAM, Member of IUCN Felipe Pich-Aguilera Founding Director Picharchitects To learn more about our Advisory Panel members, visit: https://www.cemex.com/sustainability/reports/external-advisory-panel

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 221 mends that the board could consider implementing incentives that link pay to the achievement of sustainability goals to executive in lower positions. This would help to strengthen sustainability as part of the company’s culture. MATERIALITY TOPICS The Panel appreciates the continued progress CEMEX has made towards building a Materiality Matrix that helps them identify the most important issues for the company and its stakeholders. This matrix facilitates CEMEX to define risks, opportunities, key performance indicators, and set and report strategic targets. The Panel is also pleased that the company closely followed the GRI framework to construct the materiality matrix. The Panel is pleased that CEMEX included a thorough explanation on how the company engages and communicates with its stakeholders and partners. The tables help the reader to connect the materiality analysis (key stakeholder concerns) with the engagement channels the company uses, and CEMEX´s strategic outcomes. We also encourage the company to continue and even enhance its efforts on research and development to offer new systems and cement-based products that have a low footprint to contribute to more sustainable construction. The Panel recommends that next year’s report include a brief statistical explanation of the survey used to create the Materiality Matrix. Regarding Net Value to Society, the Panel considers that this is an important approach to better understand the materiality of sustainability arising from social, environmental, and governance issues crucial to the business, and how it can manage and monitor its progress on these. The Panel suggests next year’s report include more information on the methodology used in its calculation. SAFETY The Panel is encouraged by the improvement towards the company’s Zero4Life goal, that this year achieved 96% of the operations with zero fatalities and LTIs and commends that CEMEX top management has set ambitious targets to improve safety across all of its operations and has focused special attention on contractor management and driving safety. Also, the Panel recognizes CEMEX’s “Building a Strong Health & Safety Culture” initiative, as one that will help to achieve the Zero4Life goal, links sustainability with the day-to-day operation, and uses innovation and technology to strengthen the Health and Safety culture across the company. Considering the importance of Health and Safety, the Panel recommends being transparent across the entire supply chain. WORKING CONDITIONS The Panel is pleased with the company’s determination to foster workplace diversity and inclusion, as well as the efforts to promote gender equality; however, it recommends including information on how the company has improved through time on these issues. Transforming the culture of the company towards sustainability is a process that requires time and an internal communication strategy. We suggest CEMEX strengthen internal communication to inform the personnel of new sustainable products and provide examples on the way in which these products reach the market. CEMEX University is a great tool to build strategic capabilities, and also develop and foster the company’s culture and values in their employees. However, sustainability needs to be fully embedded in all of the courses of the Academy in order for it to become a part of CEMEX’s culture. Additionally, the Panel recommends that culture and values are strengthened by supervisors in each day’s activities, whenever is possible, for CEMEX to successfully reach all personnel with the company´s core values. SUPPLY CHAIN MANAGEMENT The Panel commends CEMEX efforts to run its Global Procurement Model that not only guarantees the continuity of the company operations, provides best total cost, and helps suppliers to take advantage of CEMEX’s global supplier network, but also aligns suppliers with the core values of the company, especially health and safety, an innovation-driven culture, pursuit of excellence, and steadfast focus on integrity. Additionally, suppliers comply with the CEMEX Code of Ethics and Business Conduct and Suppliers Code of Conduct. CEMEX may need to go into a little more detail as to what standards are required under the code, which are potentially open to varied interpretation, if they are to align with CEMEX’s stated objectives for a sustainable supply chain. It was very enlightening for the Panel to have information on sustainable sourcing progress since 2009, and realize how this policy has helped to incorporate sustainability and best business practices into a majority of the company’s suppliers. Although CEMEX is making good progress on assessing suppliers’ compliance with standards, it could be a little stronger in showing how it requires and will ensure compliance. Overall, the Panel cautions CEMEX on the risks associated with the strategy to move procurement towards low-cost suppliers. This could focus suppliers on short-term cost reductions, at the expense of environmental, social, and CEMEX’s own standards to the detriment of CEMEX’s long-term business strategy. EMISSIONS AND OTHER ENVIRONMENTAL ISSUES The Panel commends CEMEX for its strong commitment to addressing climate change and recognizes that it has been working for years in implementing actions that mitigate its impacts, and is further encouraged to learn the company´s decision to set a more ambitious reduction of net CO2 emissions for 2030 of 35% per ton of cemen-titious product, compared to 1990 levels. However, the Panel invites management to ensure transparency on what is still emitted, considering that by the nature of the production process, climate change is one of the biggest challenges the cement industry faces. The Panel commends CEMEX on the improvements in producing new materials with lower CO2 footprint, like new types of clinker with 20-30% lower CO2 emissions, investing in R&D to deliver net-zero-CO2 concrete by 2050, and also working on carbon capture, use, and storage, which can potentially help remediate what’s still to be done. Also, we are pleased with the company´s resolution to adhere to the recommendation of the Financial Stability Board Task Force on Climate-related Financial Disclosures, which will help CEMEX generate climate related information for long-term investors. The Panel looks forward to more detail on these subjects in future reports. In this report, the company has done an excellent job presenting all of the initiatives it has to decrease, control or capture emissions. However, in some of them, the link between these efforts and the business strategy are not very clear. Also, the stated risk assessment does not draw out any of the links between climate change and other risks (e.g., extreme weather events affecting plants, infrastructure, and communities). The Panel is looking forward to seeing the advances on plans and targets and how they relate to the main business next year. ENERGY AND WATER CONSUMPTION In the cement industry, energy represents a high component of the production cost, in addition to the negative effects that CO2 emissions have on climate change from combustion of fossil fuels. Investing in alternative fuels is imperative for CEMEX to continue being competitive; we commend CEMEX on its commitment to invest more than US$50 million in projects related to alternative fuels.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 222 We were pleased to learn of the efforts to continue reducing energy consumption, as well, to know about the initiative with Energy Vault, S.A. to develop energy storage technology that enables better use of renewable energy. The Panel also recognizes CEMEX’s increase in alternative fuels consumption rate to 28%. The Panel encourages additional development in this area. With regard to water consumption, the Panel recognizes the importance that water has on CEMEX operations and the sustainability of its business, especially in water stressed areas in which it could be a potential risk to operate. For this, the Panel celebrates that the company updated in 2019 its water stress map, and is working on developing a specific water management system for each of those operations in water stress areas. The Panel urges the company to put in place the water management plan first in the 16% of CEMEX operations in areas with water stress. BIODIVERSITY AND ECOSYSTEM SERVICES The Panel recognizes that CEMEX uses Biodiversity Action Plans (BAP) as the main tool to achieve a Net Positive Impact (NPI) on biodiversity, and it is encouraged by the statistics the report presents: 97% of CEMEX´s active quarries have rehabilitation plans, and 93% of these operate close to a high value biodiversity area and have a BAP in place. Also, the Panel praises the company’s focus on building a collaboration with conservation organizations such as BirdLife International and Wildlife Habitat Council, government agencies, employees, and community members, which has helped the company to achieved international certifications and earn prestigious awards for its conservation and rehabilitation efforts. Nevertheless, cement production requires quarry exploitation that distresses the habitat of biodiverse sites, as well as sources of water. CEMEX reports that 15% of its operations are in countries and regions that are catalogued as high value biodiversity areas, and have strict environmental laws and regulations on the remediation of environmental damage or contamination. The company faces the risks of increased costs, fines, litigation, and even losing its license to operate. The Panel also acknowledges CEMEX working on capacity development on BAP and developing the business case for biodiversity, both critical for employees to understand the importance that biodiversity has for their operation to maintain both a good relationship with the community and their license to operate. Clearly, BAPs allow good design of the conservation projects, measuring only the positive impacts and playing a key role in NPI. The Panel suggests that there is a need to quantify the other side of the equation to be able to estimate the net result. In this regard, similar to last year, the Panel makes the following recommendations to improve the way NPI is measured: 1) develop information on the scale at which NPI is calculated (e.g., quarry, operation, country), 2) include a clear framework to measure negative biodiversity impacts (residual impacts from the operation) and link them to the mitigation efforts, 3) development, testing, and rollout of measurement metrics, 4) development of a clear understanding of potential outcomes, and 5) explore avenues of “net positive” certification. The Panel also invites CEMEX to provide more information on the methodology used in the calculation on how BAP will work within the Net Value to Society. HUMAN RIGHTS The Panel commends CEMEX positive evolution towards a strong Human Rights Policy and its general application wherever the company operates, by their employees, suppliers, contractors, and other business partners. In this way, CEMEX is able to exert more influence over its entire value chain. The Panel also praises the effort the company has done to link human rights and climate change, for there is a clear move in civil society to take a human rights approach to bio-diversity, ecosystem services, and water, as human rights gets more traction in that environment. The Panel also recognizes the company’s efforts in developing a culture of awareness and accountability that follows the UN Guiding Principles on Business and of Human Rights. SOCIAL IMPACT CEMEX is doing exceptional work at the community level. Its responsible business strategy is not only benefiting the communities, but also fostering transformational changes in the company´s employees. The Panel acknowledges the “Volunteers Unite with Communities” initiative, in which CEMEX employees and their families engage in skilled and hands on activities that improve quality of life and well-being of the communities, as well as the sense of purpose of the volunteers. This initiative positively impacts three areas important to CEMEX: 1) communities, 2) organization, and 3) business and contributes to advance five United Nations Sustainable Development Goals. We encourage CEMEX’s senior management to continue strengthening this program. The Panel is very pleased to learn of New Employment Opportunities (NEO), a government, civil society, academia, and private sector alliance that offer employment and training opportunities to close the gap between youth´s skills and employer demands for a qualified workforce in Mexico. The results are excellent, 74% of graduates find a job and earn three times the state’s average salary. With this alliance, CEMEX magnifies the impacts to decrease poverty in the communities. CEMEX has been innovative at developing many programs to implement its responsible business strategy, and has adapted them to the different cultural environments in which the company operates with excellent results for most of the programs. However, the discussion centers, most of the time, on reducing impacts, and few opportunities are presented for responsible business development. The Panel invites CEMEX to include, in future reports, how these programs link to the company’s business strategy and how responsible business becomes more profitable. Additionally, the Panel encourages CEMEX’s senior management to strengthen the key performance indicators formulated to measure social actions aimed at the communities and territories where it operates. The new indicators should allow for better monitoring and reporting of the results and effectiveness of social initiatives, as well as returns for the company. Doing so would allow the company to better direct and communicate efforts, better appreciate the impacts of the social actions that the company advances in its various operations, and would better express the relevance of social issues in CEMEX´s strategy. CONCLUDING REMARKS The Panel acknowledges that CEMEX is fully aware of the increased importance of sustainability to its business and is making excellent progress towards this. It is very encouraging for the Panel that the board and top management continued to include sustainability as one of the four strategic pillars of the company, which are: 1) our people, 2) our customers, 3) markets where we operate, and 4) focus on sustainability. It is clear to the Panel that CEMEX has done a lot of work in many areas related to sustainability in which the company is now a global leader. The Panel is convinced that the company’s strategic decision to invest in innovation to deliver sustainability will help to further differentiate the company’s products and services from their competitors and bring commercial rewards. The Panel praises CEMEX for the innovative work that they are doing to make its activities sustainable and to pursue its vision of “building a better future for all our stakeholders.”

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 223T ERM S W E U S EFinancial bps (basis point) is a unit of percentage measure equal to 0.01%, used to measure the changes to interest rates, equity indices, and fixed-income securities. Free cash flow CEMEX defines it as operating EBITDA minus net interest expense, maintenance capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Free cash flow is not a GAAP measure. LIBOR (London Interbank Offered Rate) is a reference rate based on the interest rates at which banks borrow unsecured funds from other banks in London. Maintenance capital expenditures CEMEX defines it as investments incurred with the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies. Maintenance capital expenditures are not a GAAP measure. Operating EBITDA CEMEX defines it as operating earnings before other expenses, net, plus depreciation and amortization. Operating EBITDA does not include revenues and expenses that are not directly related to CEMEX’s main activity, or which are of an unusual or non-recurring nature under International Financial Reporting Standards (IFRS). Operating EBITDA is not a GAAP measure. pp equals percentage points. Strategic capital expenditures CEMEX defines it as investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Strategic capital expenditures are not a GAAP measure. TIIE (Tasa de Interés Interbancaria de Equilibrio) is a measure of the average cost of funds in pesos in the Mexican interbank money market. Total debt CEMEX defines it as short-term and long-term debt plus convertible securities, liabilities secured with account receivables, and capital leases. Total debt is not a GAAP measure. Industry Aggregates are sand and gravel, which are mined from quarries. They give ready-mix concrete its necessary volume and add to its overall strength. Under normal circumstances, one cubic meter of fresh concrete contains two tons of gravel and sand. Clinker is an intermediate cement product made by sintering limestone, clay, and iron oxide in a kiln at around 1,450 degrees Celsius. One ton of clinker is used to make approximately 1.1 tons of Gray Portland cement. Fly ash is a combustion residue from coal-fired power plants that can be used as a non-clinker cementitious material. Gray Portland cement is a hydraulic binding agent with a composition by weight of at least 95% clinker and 0–5% of a minor component (usually calcium sulfate). It can set and harden underwater and, when mixed with aggregates and water, produces concrete or mortar. Metric ton is the equivalent of 1.102 short tons. Petroleum coke (petcoke) is a by-product of the oil refining coking process. Ready-mix concrete is a mixture of cement, aggregates, and water. Slag is the by-product of smelting ore to purify metals.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 224 C AU T ION A R Y S TAT E ME N T R E G A R DING F OR WA R D-L OOK ING S TAT E ME N T S This report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision”, “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include: the cyclical activity of the construction sector; our exposure to other sectors that impact our business and our cli-ent´s businesses, such as but not limited to the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic, health and business conditions in the markets in which we operate or that affect our operations and any significant economic, political, health or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including , but not limited to, environmental, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding Senior Secured Notes (as defined under “Results of Operations—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes”) and our other debt instruments and financial obligations; the availability of short-term credit lines, or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost- reduction initiatives, implement our global pricing initiatives for our products; and generally meet our “A Stronger CEMEX” plan’s initiatives (as further described in this report) the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes and phases of our operations that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States – Mexico – Canada Agreement (“USMCA”), if it comes into effect, and the North American Free Trade Agreement (“NAFTA”), while it is in effect, both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the impact of pandemics, epidemics or outbreaks of infectious diseases, including the coronavirus disease (“COVID-19”), which may adversely affect, among other matters, supply chains, international operations, investor confidence and consumer spending; other risks and uncertainties described under “Item 3—Key Information—Risk Factors” of the 2018 Annual Report and under “Risk Factors” below.

Company Overview How We Create Value Our Performance Governance Results in Detail About This Report 2019 CEMEX INTEGRATED REPORT 225 C O V ID-19 R E L AT E D E NH A NC E D R I S K FA C T OR In addition, the following risk factor supplements the risk factor disclosure contained in CEMEX’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed on April 25, 2019, as subsequently updated and supplemented: The recent novel coronavirus (COVID-19) outbreak could materially adversely affect our financial condition and results of operations. The impact of the novel strain of the coronavirus identified in China in late 2019 has grown throughout the world, including other countries in Asia, the Middle East, Mexico, South and Central America, the Caribbean, the United States and Europe, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the virus. These measures have resulted, or may result, in: (i) temporary restrictions on, or suspended access to, or shutdown, or suspension or the halt of, our manufacturing facilities, staffing shortages, production slowdowns or stoppages and disruptions in our delivery systems; (ii) disruptions or delays in our supply chains, including shortages of materials, products and services on which we and our businesses depend; (iii) reduced availability of land and sea transport, including labor shortages, logistics constraints and increased border controls or closures; (iv) increased cost of materials, products and services on which we and our businesses depend; (v) reduced investor confidence and consumer spending in the regions where we operate, as well as globally; (vi) a general slowdown in economic activity, including construction, and a decrease in demand for our products and services and industry demand generally; (vii) constraints on the availability of financing in the financial markets, if available at all, including on access to credit lines and working capital facilities from financial institutions; (viii) our inability to, if required, refinance our existing indebtedness on desired terms, if at all; or (ix) our inability to comply with, or receive waivers with respect to, restrictions and covenants under the agreements governing our existing indebtedness, including maintenance covenants under our facilities agreement. These measures have adversely affected and may further adversely affect our workforce and operations and the operations of our customers, distributors, suppliers and contractors, and may adversely affect our financial condition and results of operations. There is significant uncertainty regarding such measures and potential future measures, and restrictions on our access to our manufacturing facilities, on our operations or on our workforce, or similar limitations for our distributors and suppliers, which could limit customer demand and/ or our capacity to meet customer demand, any of which could have a material adverse effect on our financial condition and results of operations. The degree to which COVID-19 affects our results and operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

Company Overview | How We Create Value | Our Performance | Governance | Results in Detail | About This Report | 2019 CEMEX INTEGRATED REPORT 226

INVESTOR, MEDIA AND SUSTAINABILITY INFORMATION

EXCHANGE LISTINGS

BOLSA MEXICANA DE VALORES (BMV)
Mexico

Ticker symbol: **CEMEXCPO**
Share series: **CPO**
(representing two A shares and one B share)

CX
LISTED
NYSE

NEW YORK STOCK EXCHANGE (NYSE)
United States

Ticker symbol: **CX**
Share series: **ADS**
(representing 10 CPOs)

CONTACT

MEDIA RELATIONS CONTACT
mr@cemex.com
Phone: +52 (81) 8888-4327

INVESTOR RELATIONS CONTACT
ir@cemex.com
From the US: 1 877 7CX NYSE
From other countries:
+1 (212) 317-6000

SUSTAINABILITY CONTACT
sd@cemex.com

WEB ADDRESS
www.cemex.com

NEW YORK OFFICE
590 Madison Ave. 27th floor
New York, NY 10022 USA
Phone: +1 (212) 317-6000
Fax: +1 (212) 317-6047

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CEMEX, S.A.B. DE C.V.
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Tel: +52 (81) 8888-8888

corporate.communications@cemex.com

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